

Jamba, Inc.



Jamba Juice®

- Letter to Stockholders
- Notice of 2013 Annual Meeting
- Proxy Statement
- 2012 Annual Report on Form 10-K
- Corporate and Stockholder Information


Jamba Juice.

April 1, 2013

Dear Stockholders,

I am pleased to share Jamba's achievements and results for 2012. We delivered on all of our strategic and plan objectives, successfully transitioning into a business model that is designed to deliver accelerated, sustained and profitable growth. Our new strategic priorities continue to broaden and extend our efforts to become a leading global healthy, active lifestyle brand. I am also extremely pleased to report that 2012 represented Jamba's first year reporting net income as a public company.

During 2012, we focused on our goal of building a $1 billion dollar lifestyle brand by advancing product innovation, raising brand awareness through lifestyle engagement initiatives, expanding our footprint on a global basis, and capitalizing on new products, partners, channels and markets. We also drove efficiencies across the enterprise through the use of emerging technologies that enhance speed and productivity and improve store economics.

We deployed engaging and relevant marketing programs to further differentiate the brand and drive consumer loyalty and traffic, and launched innovative, on-trend specialty beverages and food offerings that address consumers' health and wellness needs across all day-parts. The expansion of our smoothie offerings included a delicious, fruit-forward, nutritionally balanced meal substitute with 14 essential vitamins and minerals to support long-term weight management. We also added a line of premium, toasted-to-order bistro sandwiches designed to pair well with a smoothie. And we also broadened our popular fresh-squeezed juice platform to incorporate ingredients such as kale, beets, pineapple and ginger to provide consumers with a convenient way to increase their fruit and vegetable intake. As a result, we improved sales across all day-parts, particularly the morning and evening.

We enhanced our ability to engage consumer interest in living healthier lifestyles with the launch of the Jamba Healthy Living Council, comprised of nationally renowned nutritionists who provide practical information for healthier living. That initiative was augmented by our sponsorship of a national marathon series, and the leveraging of our partnerships with the WNBA and USA Water Polo to run fitness clinics to promote physical activity among our nation's youth. Our engagement of Venus Williams as the spokesperson for our Team Up For a Healthy America campaign has further enabled us to contribute to the fight against childhood obesity.

In 2012, we made significant progress in expanding our restaurant business on a global basis, including traditional and non-traditional stores in domestic and international markets. We launched innovative, flexible formats with our smaller footprint Jamba Smoothie Stations and JambaGO units, allowing us to offer a broad portfolio of solutions for delivering better-for-you beverages in locations such as K-12 schools, colleges and universities, grocery and convenience stores, stadiums, theaters, amusement parks and airports.

Significant strides were also made in the expansion of our development partners and commercial markets. New stores opened in the Philippines, South Korea and Canada. We transitioned our CPG business model from a purely third party licensing structure to a model that combines licensing and direct selling, allowing us greater control over product development, sales and profit. That model was bolstered by our acquisition from Nestle of the intellectual property rights for the Jamba-branded energy drink, as well as our purchase of the specialty tea company, Talbott Teas, Inc. Through our licensing partnerships, we launched twelve new better-for-you SKUs, including additional varieties of our at-home smoothie kits, two varieties of multigrain crisps, two flavors of dried apple chips, four "wraps", and two panini sandwiches.

The implementation of innovative point-of-sale technologies at store level served to increase the speed of payment and service, and enhance the customer experience. And our improvements in workforce management systems resulted in reduced labor costs, and helped drive greater productivity, communication and operational excellence.

I am very pleased with our achievements and continued progress with building a leading health and wellness brand. We believe we have a winning business model and management team, and a strategic vision that will continue to drive accelerated growth into the future.

I thank you for your continued support of our company.

James D. White
Chairman, President and Chief Executive Officer


Jamba Juice.

April 1, 2013

TO THE STOCKHOLDERS OF
JAMBA, INC.:

You are cordially invited to attend the 2013 Annual Meeting of Stockholders of Jamba, Inc. (the "Company") on May 14, 2013, at 8:00 a.m. local time, which will be held at the Company's principal offices, located at 6475 Christie Avenue, Suite 150, Emeryville, CA 94608.

Details of business to be conducted at the Annual Meeting are described in the Notice of Annual Meeting of Stockholders and Proxy Statement. At the Annual Meeting, the Company will present a report on its operations during the past year and respond to questions from stockholders. Accompanying this Proxy Statement is the Company's 2012 Annual Report to Stockholders.

The Company is pleased to take advantage of Securities and Exchange Commission rules that allow companies to furnish proxy materials to stockholders over the Internet. We believe that these rules allow us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of the Annual Meeting. On or about April 1, 2013, you were provided with a Notice of Internet Availability of Proxy Materials ("Notice") and provided access to our proxy materials over the Internet. The Notice also provides instructions on how to vote online or by telephone and includes instructions on how to receive a paper copy of the proxy materials by mail.

We hope that you will attend the Annual Meeting. Whether or not you plan to attend, you can ensure that your shares are represented at the meeting by promptly voting and submitting your proxy by telephone, by Internet or, if you have received a paper copy of your proxy materials by mail, by completing, signing, dating and returning your proxy card in the envelope provided.

Sincerely yours,

JAMES D. WHITE
Chairman, President and Chief Executive Officer

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Annual Meeting of Stockholders, we urge you to vote and submit your proxy by telephone, the Internet or by mail in order to ensure the presence of a quorum. If you attend the meeting and do not hold your shares through an account with a brokerage firm, bank or other nominee, you will have the right to revoke the proxy and vote your shares in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares and revoke your vote, if necessary.


Jamba Juice.

JAMBA, INC.
6475 Christie Avenue, Suite 150
Emeryville, California 94608

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held May 14, 2013

Dear Stockholder:

You are invited to attend the 2013 Annual Meeting of Stockholders of Jamba, Inc., a Delaware corporation (the "Company") (the "Annual Meeting"), which will be held at the Company's principal offices located at 6475 Christie Avenue, Suite 150, Emeryville, CA 94608 on May 14, 2013, at 8:00 a.m. local time, for the following purposes:

1. To elect eight nominees as directors to serve until the next Annual Meeting and until their successors have been elected and qualified.
2. To ratify the selection of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013.
3. To approve an amendment to our Amended and Restated Certificate of Incorporation, as amended, to effect a reverse stock split of our Common Stock, $0.001 par value per share, at a ratio of 1:5, and proportionate reduction of the number of authorized shares of Common Stock.
4. To approve the adoption of the Jamba, Inc. 2013 Equity Incentive Plan and to authorize an aggregate of up to 9,000,000 shares issuable under the plan.
5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Stockholders of record at the close of business on March 20, 2013 are entitled to notice of, and to vote at, the Annual Meeting and any adjournment or postponement thereof. For ten days prior to the Annual Meeting, a complete list of stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder, for any purpose relating to the Annual Meeting, during ordinary business hours at our principal offices located at 6475 Christie Avenue, Suite 150, Emeryville, CA 94608.

By Order of the Board of Directors,

KAREN L. LUEY
Secretary

Emeryville, California
April 1, 2013

IMPORTANT: Please vote and submit your proxy by telephone, the Internet or, if you have received a paper copy of the proxy materials by mail, by completing and promptly mailing your proxy card in the postage-paid envelope provided to assure that your shares are represented at the meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 14, 2013

This Proxy Statement relating to the 2013 Annual Meeting of Stockholders and the Annual Report to Stockholders for the year ended January 1, 2013 are available at www.proxyvote.com.

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PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

The accompanying proxy is solicited by the Board of Directors of Jamba, Inc., a Delaware corporation ("Jamba," "Company," "we," "us," and "our"), for use at its 2013 Annual Meeting of Stockholders to be held on May 14, 2013, or any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. This proxy statement and the enclosed proxy are being made available to stockholders on or about April 1, 2013.

SOLICITATION AND VOTING

Voting Securities. Only stockholders of record as of the close of business on March 20, 2013 (the "Record Date") will be entitled to vote at the meeting and any postponement or adjournment thereof. As of the Record Date, there were 83,455,448 shares of common stock of the Company (the "Common Stock") outstanding, all of which are entitled to vote with respect to all matters to be acted upon at the Annual Meeting. As of the Record Date, there were no shares of Series B-1 Preferred Stock ("the Series B-1 Preferred") outstanding and 16,109 shares of Series B-2 Preferred Stock (the "Series B-2 Preferred") outstanding. By virtue of their ownership, and as permitted under our Certificate of Designation, Preferences and Rights of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock (the "Certificate of Designation"), the holders of Series B-2 Preferred are entitled to elect, voting as a separate class, one director to our Board (the "Series B-2 Director"). The holders of our Series B-2 Preferred have indicated their intent to re-elect Marvin Igelman as the Series B-2 Director. The holders of the Series B-2 Preferred are entitled to vote together with the holders of our Common Stock on all other matters submitted to a vote.

Each stockholder of record as of the Record Date is entitled to one vote for each share of Common Stock held by him or her or 100 votes for each share of Series B-2 Preferred held by him or her. Our Bylaws provide that the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Amended and Restated Certificate of Incorporation of the Company, as amended to date (the "Restated Certificate"). Our current Restated Certificate does not have any other requirements for a quorum of the stockholders. Votes for and against, abstentions and "broker non-votes" will each be counted as present for purposes of determining the presence of a quorum.

Broker Non-Votes. A broker non-vote occurs when a broker submits a proxy card with respect to shares held in a fiduciary capacity (typically referred to as being held in "street name") but declines to vote on a particular matter because the broker has not received voting instructions from the beneficial owner. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine matters, but not on non-routine matters. Routine matters include the ratification of selection of auditors and approval of pro rata stock splits. Non-routine matters include the election of directors and amendments to or adoptions of stock plans.

Solicitation of Proxies. We will bear the cost of soliciting proxies. In addition to soliciting stockholders by mail through our employees, we will request banks, brokers and other custodians, nominees and fiduciaries to solicit customers for whom they hold our stock and will reimburse them for their reasonable, out-of-pocket costs. We may use the services of our employees, officers, directors and others to solicit proxies, personally or by telephone, without additional compensation.

Voting of Proxies. Stockholders whose shares are registered in their own names may vote (1) by returning a proxy card, (2) via the Internet at *www.proxyvote.com*, or (3) by telephone at 1-800-690-6903. Specific instructions to be followed by any registered stockholder interested in voting via the Internet or by telephone are set forth in the notice by mail described below or, if you receive a paper copy of tne proxy materials, on the proxy card provided.

"Notice and Access" Model. The SEC's proxy rules set forth how companies must provide proxy materials. These rules are often referred to as "notice and access." Under the notice and access model, a company may select either of the following options for making proxy materials available to stockholders: (i) the full set delivery option; or (ii) the notice only option. A company may use a single method for all its

stockholders, or use full set delivery for some while adopting the notice only option for others. We must comply with these rules in connection with our 2013 Annual Meeting.

Under the full set delivery option a company delivers all proxy materials to its stockholders by mail or, if a stockholder has previously agreed, electronically. In addition to delivering proxy materials to stockholders, the company must post all proxy materials on a publicly-accessible web site (other than the SEC's web site) and provide information to stockholders about how to access that web site and the hosted materials. Under the notice only option, instead of delivering its proxy materials to stockholders, the company instead delivers a "Notice of Internet Availability of Proxy Materials" which outlines (i) information regarding the date and time of the meeting of stockholders as well as the items to be considered at the meeting; (ii) information regarding the web site where the proxy materials are posted; and (iii) various means by which a stockholder can request paper or email copies of the proxy materials.

In connection with our 2013 Annual Meeting, we have elected to use the notice only option. Accordingly, you should have received a notice by mail instructing you how to access proxy materials at *http://www.proxyvote.com* and providing you with a control number you can use to vote your shares. You may request that the Company deliver paper copies of the proxy materials as well.

All valid proxies received before the meeting will be exercised. All shares represented by a proxy will be voted, and where a proxy specifies a stockholder's choice with respect to any matter to be acted upon, the shares will be voted in accordance with that specification. If no choice is indicated on the proxy, the shares will be voted in favor of the proposal. A stockholder whose shares are registered in their own name has the power to revoke his or her proxy at any time before it is exercised by delivering to the Secretary of the Company a written instrument revoking the proxy or a duly executed proxy with a later date, or by attending the meeting and voting in person. If you hold shares in street name, through a bank, broker or other nominee, please contact the bank, broker or other nominee to revoke your proxy.

Annual Meeting Attendance

You are entitled to attend the Annual Meeting only if you were a Company stockholder as of the Record Date or you hold a valid proxy for the Annual Meeting. Since seating is limited, admission to the meeting will be on a first-come first-served basis. You should be prepared to present photo identification for admittance. If you are not a stockholder of record but hold shares as a beneficial owner through a broker, bank, trustee or nominee (i.e., in street name), you should provide proof of beneficial ownership as of the Record Date, such as your most recent account statement prior to the Record Date, a copy of the voting instruction card provided by your broker, bank, trustee or nominee, or other similar evidence of ownership. In addition, the Notice will serve as proof of stock ownership as of the Record Date.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

In accordance with the Company's bylaws (the "Bylaws"), the Board of Directors of the Company (hereinafter referred to as the "Board" or the "Board of Directors") has currently set the size of the Board at nine members and there are currently nine members serving. The terms of the current directors expire upon the election and qualification of the directors to be elected at the Annual Meeting. The Board has nominated eight persons for election at the Annual Meeting to serve until the 2014 Annual Meeting of Stockholders and until their successors are duly elected and qualified. All nominees for election to the Board are presently directors of Jamba. The holders of our Series B-2 Preferred, voting as a separate class, will elect one additional director. Set forth below is information regarding the nominees to the Board for election as a director.

Each nominee has agreed to be named in this proxy statement and to serve if elected. If any of the nominees declines to serve or becomes unavailable for any reason, or if a vacancy occurs before the election (although we know of no reason to anticipate such an occurrence), the proxies may be voted for such substitute nominee(s) as we may designate.

If a quorum is present and voting, each of the eight nominees receiving a higher number of votes cast "for" such nominee than "against" such nominee will be elected. Proxies cannot be voted for more than eight nominees. Abstentions, "broker non-votes" and withheld votes will not count towards election of any director nominee. Under our Bylaws, if an incumbent director standing for re-election is not re-elected, the director shall tender his or her resignation to the Board. The Nominating and Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject such director's resignation. The Board will act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The Nominating and Corporate Governance Committee in making its recommendation, and the Board in making its ultimate decision, may each consider any factors or other information that they consider appropriate and relevant. The director who tenders his or her resignation will not participate in the recommendation of the Nominating and Corporate Governance Committee or the Board's decision with respect to his or her resignation.

If a director's resignation is accepted by the Board, then the Board may fill the resulting vacancy or may decrease the size of the Board as permitted by our Bylaws.

The eight Company nominees to the Board to serve until the next Annual Meeting and until their successors have been duly elected and qualified are as follows:

Name	Age	Director Since
James D. White	52	2008
Lesley H. Howe	68	2007
Richard L. Federico	58	2006
Brian Swette	59	2006
Andrew R. Heyer	55	2009
Michael A. Depatie	56	2010
Fritzi G. Woods	53	2011
David A. Pace	54	2012

As permitted under our Certificate of Designation, the holders of our Series B-2 Preferred have indicated their intent to re-elect Marvin Igelman as the Series B-2 Director to serve on the Board until the next Annual Meeting and until his successors have been duly elected and qualified. His age and date of prior service on the Board are as follows:

Name	Age	Director Since
Marvin Igelman	50	2011

The principal occupations and qualifications of each of the eight Company nominees for director and the director elected by the holders of our Series B-2 Preferred are as follows. There are no family relationships among any of our directors or executive officers.

JAMES D. WHITE has served as a member of our Board of Directors and our President and Chief Executive Officer since December 2008. He was appointed Chairman in May 2010. Previously, Mr. White was Senior Vice President of Consumer Brands for Safeway, Inc. with responsibility for brand strategy, innovation, manufacturing and commercial sales from 2005 to 2008. Prior to Safeway, Mr. White was Senior Vice President of Business Development, North America at the Gillette Company, where his responsibilities included centralized marketing, sales, retail execution, marketing planning and Canadian operations from 2002 to 2005. Mr. White also held executive and management roles with Nestlé Purina from 1987 to 2005, including Vice President, Customer Interface Group from 1999 to 2002, and Vice President, Customer Development East from 1997 to 1999. Mr. White has been a Director of Hillshire Brands Company since October 2012, where he serves on the Compensation & Employee Benefits Committee.

Mr. White has been re-appointed Chairman of the Board contingent upon his re-election to the Board at the Annual Meeting. Mr. White's position as our President and Chief Executive Officer and his extensive consumer products and senior management experience make him particularly qualified for service on our Board.

LESLEY H. HOWE has been a member of our Board of Directors since December 2007. Mr. Howe has over 40 years of financial and management experience, spending more than 30 years with the international accounting firm of KPMG LLP, where he was a senior partner and from 1994 – 1997 served as Area Managing Partner for the Los Angeles office. He served as Chief Executive Officer of Consumer Networks LLC, a San Diego-based internet marketing and promotions company from 2001 until its sale in 2007. Mr. Howe is a member of the Board of Directors of NuVasive, Inc. and Volcano Corporation. He was a member of the Board of Directors of P.F. Chang's China Bistro Inc. from 2003 until it was taken private in 2012.

Mr. Howe has been re-appointed Lead Director contingent upon his re-election to the Board at the Annual Meeting. The Lead Director chairs executive sessions of Jamba's independent directors and has the authority to call such sessions. The Lead Director also participates in the preparation of agendas and schedules for meetings of the Board, coordinates with the Chairman regarding the flow of information to the directors, serves as a liaison between the independent directors and management, and chairs meetings of the Board in the Chairman's absence. Mr. Howe's extensive experience in public accounting and his financial expertise make him particularly qualified for service on our Board and our Audit Committee of the Board.

RICHARD L. FEDERICO has been a member of our Board of Directors since November 2006. Mr. Federico had previously served as a director of Jamba Juice Company from October 2004 to November 2006. Since February 1996, Mr. Federico has served as a director of P.F. Chang's China Bistro Inc., and he has served as Chief Executive Officer of P.F. Chang's China Bistro Inc. since September 1997. In December 2000, Mr. Federico was named Chairman of the Board of P.F. Chang's China Bistro Inc. From February 1989 to January 1996, Mr. Federico served as President of the Italian Concepts division of Brinker International, Inc., where he was responsible for concept development and operations. Since February 2011, Mr. Federico has served on the Board of Directors of Domino's Pizza. Mr. Federico's business acumen and experience in leading a successful publicly-held restaurant concept make him particularly qualified for service on our Board, our Nominating and Corporate Governance Committee of the Board and our Compensation and Executive Development Committee of the Board.

BRIAN SWETTE has been a member of our Board of Directors since November 2006. Mr. Swette served as a board member of Burger King Corporation between 2002 and 2011 and as Chairman of its Board from April 2006 until June 2008. He is also an investor and board member in CBL Partners, FRS Company, Care.com, Shutterfly and Schiff Nutrition International. Mr. Swette served in several capacities at eBay from 1998 through the end of 2002, including Chief Operating Officer and Vice President of Marketing. He led eBay's penetration into international markets, oversaw the development of its marketing, managed the implementation of its fixed-price strategy and charted a course into new business categories such as automotive and business-to-business. Prior to eBay, Mr. Swette was Executive Vice President and Chief

Marketing Officer of Pepsi-Cola where he was one of the architects of Pepsi's move into the water, tea, coffee and juice categories. Prior to Pepsi-Cola, Mr. Swette spent four years as a Brand Manager at Procter & Gamble. Mr. Swette is a Trustee of Arizona State University, Endeavor.org and The Global Institute of Sustainability. Mr. Swette's knowledge and expertise on brand and marketing, and his experience on other public company boards of directors, make him particularly qualified for service on our Board and our Compensation and Executive Development Committee of the Board.

ANDREW R. HEYER has been a member of our Board of Directors since June 2009. Mr. Heyer is the Chief Executive Officer and a Managing Director of Mistral Capital Management, LLC, a private equity fund. From 2000 to 2007, Mr. Heyer was a Managing Partner of Trimaran Capital Partners, L.L.C., a private equity firm and a member of the Investment Committee of Trimaran Advisors, L.L.C., which is the investment advisor to a series of collateralized loan obligation funds. Mr. Heyer was formerly a vice chairman of CIBC World Markets Corp., which he joined in 1995, and a co-head of the CIBC Argosy Merchant Banking Funds. Mr. Heyer also served on the board of directors and audit committee of Las Vegas Sands and on the board of directors of Shearer's Foods, Inc. Mr. Heyer currently serves on the Board of Directors of Hain Celestial Group, Worldwise, Inc., XpresSpa and Vino Volo. Mr. Heyer's business, financial and investment experience in the consumer focused product and services industries makes him particularly qualified for service on our Board and our Compensation and Executive Development Committee of the Board.

MICHAEL A. DEPATIE has been a member of our Board of Directors since November 2010. Mr. Depatie has served as Chief Executive Officer of Kimpton Hotels and Restaurants, LLC since July 2006 and is also a member of Kimpton's Board of Directors. Prior to being elected as Kimpton's Chief Executive Officer, Mr. Depatie served as their president from September 2005 having joined the Kimpton family of companies as Chief Executive Officer for real estate for Kimpton Group Holding, LLC in 2003. Kimpton is the largest developer and operator of boutique hotels with 51 hotels presently in 23 U.S. cities. Mr. Depatie is responsible for all aspects of Kimpton's development and operating activities. He also oversees the investment of the $157 million Kimpton Hospitality Partners Fund I and $202 million Kimpton Hospitality Partners Fund II. Prior to Kimpton, Mr. Depatie held senior finance and development roles in a number of rapidly growing lodging companies including Residence Inn and Summerfield Suites. Prior to his current position, Mr. Depatie was the Chief Financial Officer of Sunterra, a NYSE listed resort hotel vacation ownership company and NYSE listed La Quinta, a national chain of limited service hotels. Mr. Depatie's extensive senior management experience and his financial expertise make him particularly qualified for service on our Board and our Audit Committee of the Board.

FRITZI G. WOODS has been a member of our Board of Directors since May 2011. Ms. Woods has served as Chief Executive Officer and President of Women's Foodservice Forum, a premier leadership development organization with more than 20 years of experience advancing women in the foodservice industry, since 2010. From 2003 to 2010, Ms. Woods served as Chief Executive Officer and President of PrimeSource FoodService Equipment, Inc., a leading restaurant equipment distribution company, supporting over 20,000 restaurants from the world's leading restaurant chains in over 40 countries. Ms. Woods' extensive senior management experience and her financial expertise make her particularly qualified for service on our Board and our Audit Committee of the Board.

DAVID PACE has been a member of our Board since August 2012. Mr. Pace is the Executive Vice President and Chief Resources Officer of Bloomin' Brands where he is responsible for both the human resources and real estate and development functions of Bloomin' Brands, along with the Fleming's and Roy's business units. Prior to joining Bloomin' Brands in 2010, Mr. Pace was a management consultant, entrepreneur and not-for-profit leader. He has extensive domestic and international experience overseeing Human Resources for Starbucks Coffee Company, HomeGrocer.com and PepsiCo/YUM Brands along with additional experiences in technology and sports management. Mr. Pace is an adjunct faculty member in Southern Methodist University's Cox Graduate School of Business and is currently Chairman of the Board of Up2US, a rapidly expanding national non-profit focused on improving the health and development of America's young people through sports-based youth development. Mr. Pace has a Bachelor of Science in Industrial and Labor Relations from Cornell University. Mr. Pace's extensive knowledge of the restaurant and food and beverage industries and his senior leadership experience in human resources make him particularly qualified for service on our Board, our Compensation and Executive Development Committee of the Board and our Nominating and Corporate Governance Committee of the Board.

MARVIN IGELMAN has been a member of our Board since May 2011. Mr. Igelman is the Chief Executive Officer of Sprylogics International Inc., a semantic search company based in Toronto, Canada. From February 2010 to June 2011, Mr. Igelman served as a director and the Chief Strategy Officer of Poynt Corporation, a Canadian company that offers mobile location-based search services. From May 2006 to February 2010, Mr. Igelman served as the Chief Executive Officer of Unomobi Incorporated, a mobile advertising and messaging platform he founded, which was acquired by Poynt Corporation in February 2010. From 2002 to 2006, Mr. Igelman served as a business development consultant for numerous technology companies and established a number of other ventures, including founding Unomobi Incorporated. Mr. Igelman serves on the Board of Directors of NorthCore Technology Inc. and American Apparel Inc. Mr. Igelman is a graduate of Toronto's Osgoode Hall Law School. Mr. Igelman's extensive business and senior management experience make him particularly qualified for service on our Board and our Nominating and Corporate Governance Committee of the Board.

Background information on the officers of the Company other than Mr. White can be found in our Annual Report on Form 10-K filed with the SEC on March 6, 2013 under the heading "Executive Officers."

Recommendations of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" OUR NOMINEES NAMED ABOVE.

CORPORATE GOVERNANCE

Director Independence

The Board of Directors has determined that, except for James D. White, each of the Company director nominees standing for election and the director intended to be elected by the holders of Series B-2 Preferred, has no relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is an "independent director" as defined by the applicable NASDAQ rules and the rules and regulations of the Securities and Exchange Commission (the "SEC"). In determining the independence of our directors, the Board of Directors has adopted the independence standards that mirror the criteria specified by applicable law and regulations of the SEC and the NASDAQ. In making the determination of independence of our non-management directors, the Board of Directors evaluated the independence of Mr. Heyer in connection with past equity transactions with the Company between and the payment of monitoring fees by the Company to Mistral Capital Management, LLC and its affiliates.

Board Leadership Structure

Our Board leadership structure currently consists of a Chairman, a Chief Executive Officer and a Lead Director. In the current structure, the roles of Chief Executive Officer and Chairman of our Board are combined, and the Lead Director is elected annually by all independent directors. James D. White has served as our Chief Executive Officer since 2008 and as Chairman since the 2010 Annual Meeting of Stockholders. Lesley H. Howe has served as our Lead Director since the 2010 Annual Meeting of Stockholders.

The Board believes that Mr. White is best situated to serve as Chairman because he is the director most familiar with the Company's business and industry, possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and is thus best positioned to develop agendas that ensure that the Board's time and attention are focused on the most critical matters. The Company's independent directors bring experience, oversight and expertise from outside the Company, while the CEO brings Company-specific experience and expertise. The Board believes that the combined role of Chairman and Chief Executive Officer facilitates information flow between management and the Board, which are essential to effective corporate governance.

Additionally, one of the responsibilities of the Board is to work with management to develop strategic direction and hold management accountable for the execution of strategy once it is developed. The Board believes the combined role of Chairman and Chief Executive Officer, together with an independent Lead Director having the duties described below, is in the best interest of our stockholders because it provides the appropriate balance between strategy development and independent oversight of management.

Mr. Howe was appointed in 2010 by the independent members of our Board as our Lead Director. Mr. Howe has been re-appointed Lead Director contingent upon his re-election to the Board at the Annual Meeting. Mr. Howe's duties as Lead Director include:

- setting the agenda and serving as chairman for the executive sessions of the independent directors;
- serving as liaison between the Chairman and the independent directors, including communicating to the Chairman, as appropriate, the results of executive sessions of the independent directors;
- ensuring that independent directors have adequate opportunities to meet without management present, including authority to call meetings of the independent directors;
- approving the agenda and information sent in connection with Board meetings and ensuring that the other independent directors also have an opportunity to provide input on the agenda;
- approving meeting schedules to assure that there is sufficient time for discussion of all agenda items; and
- chairing Board meetings if the Chairman is unable to attend.

Our Board elects our President, Chief Financial Officer, Secretary and all executive officers. All executive officers serve at the discretion of our Board. Each of our officers devotes his or her full time to our affairs. Our directors devote time to our affairs as is necessary to discharge their duties. In addition, our Board has the authority to retain its own advisers to assist it in the discharge of its duties. There are no family relationships among any of our directors, officers or key employees.

Board's Role in Risk Oversight

Our Board has an active role, as a whole and also at the committee level, in overseeing management of the risks we face. This role is one of informed oversight rather than direct management of risk. Our Board regularly reviews and consults with management on strategic direction, challenges and risks we face. Our Board also reviews and discusses with management quarterly financial results and forecasts. The Audit Committee of our Board oversees management of financial risks, and its charter tasks the committee to provide oversight of and review at least annually our risk management policies. The Compensation and Executive Development Committee of our Board is responsible for overseeing the management of risks relating to and arising from our executive compensation plans and arrangements. These committees provide regular reports to the full Board.

Management is tasked with the direct management and oversight of legal, financial, and commercial compliance matters, which includes identification and mitigation of associated areas of risk. The Chief Financial Officer provides regular reports of legal risks to our Board and committees. The Chief Financial Officer and the Controller provide regular reports to the Audit Committee concerning financial, tax and audit related risks. In addition, the Audit Committee receives periodic reports from management on our compliance programs and efforts, investment policy and practices and the results of various internal audit projects. Management and the Compensation and Executive Development Committee's compensation consultant provide analysis of risks related to our compensation programs and practices to the Compensation and Executive Development Committee.

Certain Relationships and Related Transactions

The Company has entered into indemnity agreements with certain officers and directors which provide, among other things, that Jamba will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of Jamba, and otherwise to the fullest extent permitted under Delaware law and our Bylaws.

The Company paid $0.2 million to Mistral Capital Management, LLC during 2012 for monitoring fees pursuant to the securities purchase agreement for the sale of its Series B-1 Preferred. During 2012, Mistral Capital Management, LLC served as an investment manager to certain funds that held shares of the Company's Series B-1 Preferred. One member of the Company's Board of Directors, Andrew R. Heyer, holds a position as Managing Director of Mistral Capital Management, LLC.

Other than the foregoing, there were no relationships or related party transactions in the fiscal year ended January 1, 2013 requiring disclosure in this Proxy Statement.

Procedures for Approval of Related Person Transactions

Any request for us to enter into a transaction with an executive officer, director or employee, or any of such persons' immediate family members or affiliates, must first be presented to our Audit Committee for review, consideration and approval. In approving or rejecting the proposed agreement, our Audit Committee will review each such transaction for potential conflicts of interest or improprieties in a manner consistent with our internal Policy Statement on Related Party Transactions.

Executive Sessions

Non-management directors regularly meet in executive session without management present each time our Board of Directors holds its regularly scheduled meetings.

Committees and Board Meeting Attendance

The Board of Directors has a standing Audit Committee, a Compensation and Executive Development Committee and a Nominating and Corporate Governance Committee. Each of these committees operates under a written charter adopted by the Board of Directors. Copies of these charters can be obtained on our website by going to http://ir.jambajuice.com and following the "Corporate Governance" link. The Board of Directors holds at least four regular meetings each year, with additional meetings as required. The Board of Directors held eleven (11) meetings during Fiscal 2012, either in person or by teleconference. Each of the standing committees of the Board of Directors held the number of meetings indicated in the table below. During Fiscal 2012, each of our incumbent directors attended at least 75% of the total number of meetings of the Board of Directors and all of the committees of the Board of Directors held during the period in which such director served. Our Corporate Governance Principles and Practices provide that our directors are expected to attend the Annual Meeting of Stockholders. All of the directors then serving attended the Company's last Annual Meeting of Stockholders held on May 17, 2012.

The following table sets forth the three standing committees of the Board of Directors, the current members and former members of each committee who served during Fiscal 2012 and the number of meetings held by each such committee during Fiscal 2012:

Name of Director	Audit	Compensation and Executive Development	Nominating and Corporate Governance
Beth Bronner(1)			Former Member
Michael A. Depatie	Member		
Richard L. Federico		Member	Chair
Brian Swette		Chair	
Lesley H. Howe	Chair		
Andrew R. Heyer		Member	
Marvin Igelman			Member
David A. Pace(2)		Member	Member
Fritzi G. Woods	Member		
Number of Meetings:	4	5	4

(1) Ms. Bronner served on our Nominating and Corporate Governance Committee until September 10, 2012.

(2) Mr. Pace was appointed to our Compensation and Executive Development Committee and our Nominating and Corporate Governance Committee on August 15, 2012.

Audit Committee

The current members of the Audit Committee are Lesley H. Howe (Chair), Michael A. Depatie and Fritzi G. Woods.

Each of the members of the Audit Committee is independent for purposes of the applicable NASDAQ rules and the rules and regulations of the SEC as they apply to Audit Committee members.

With the assistance of the Company's legal counsel, the Nominating and Corporate Governance Committee reviewed the applicable legal standards and criteria to determine "audit committee financial expert" status, as well as the answers to annual questionnaires completed by the Board members. On the basis of this review, the Nominating and Corporate Governance Committee delivered a report to the full Board. The Board made a determination that all current members of the Audit Committee are "audit committee financial experts" based upon the Nominating and Corporate Governance Committee's report and each Board member's review of the information made available to the committee.

The Audit Committee operates under a written charter approved by the Board of Directors, a copy of which can be obtained on our website by going to http://ir.jambajuice.com and following the "Corporate Governance" link. As more fully defined in the committee's charter, the functions of the Audit Committee include retaining our independent registered public accounting firm, reviewing their independence, reviewing and approving the planned scope of our annual audit, reviewing and approving any fee arrangements with our independent registered public accounting firm, overseeing their audit work, reviewing and pre-approving any non-audit services that may be performed by them, reviewing the adequacy of accounting and financial controls, reviewing our critical accounting policies and reviewing and approving any related party transactions.

Additional information regarding the Audit Committee is set forth in the Report of the Audit Committee immediately preceding Proposal No. 2.

Compensation and Executive Development Committee

The current members of the Compensation and Executive Development Committee are Brian Swette (Chair), Richard L. Federico, Andrew R. Heyer and David A. Pace. Each of the members of the Compensation and Executive Development Committee is independent for purposes of the applicable NASDAQ rules. The Compensation and Executive Development Committee operates under a written charter approved by the Board of Directors, a copy of which can be obtained on our website by going to http://ir.jambajuice.com and following the "Corporate Governance" link.

As more fully described in the committee's charter, the primary function of the Compensation and Executive Development Committee is to assist the Board of Directors in managing compensation and development for directors and executives. The Compensation and Executive Development Committee's primary duties and responsibilities are to (i) set compensation philosophy and determine executive compensation; (ii) ensure that all components of executive compensation are consistent with the Company's compensation philosophy as in effect from time to time; (iii) evaluate and make recommendations to the Board of Directors on an annual basis concerning compensation of the members of the Board of Directors; and (iv) work with management to devise and execute on an executive development plan and succession planning and practices for the Company. The Compensation and Executive Development Committee's charter does not provide for any delegation of these duties. In addition, the Compensation and Executive Development Committee has the authority under its charter to hire outside consultants and conduct such compensation reviews, investigations and/or surveys as the Compensation and Executive Development Committee may reasonably deem will provide such information as could reasonably and properly be required by the Compensation and Executive Development Committee in the exercise of its duties and responsibilities.

In setting compensation for our members of the Board of Directors, our executive officers provide suggestions on the administration of compensation for our directors to the Compensation and Executive Development Committee. For a description of the role our executive officers play in determining or recommending the amount or form of executive compensation, please see the section below entitled "EXECUTIVE COMPENSATION — Compensation Discussion and Analysis."

Executive Compensation Processes

The Compensation and Executive Development Committee has implemented an annual performance review program for our executives under which annual performance goals are determined early in each calendar year for each of our executive officers. These goals may include both corporate goals and individual department specific goals that facilitate the achievement of corporate performance. Semi-annual bonuses are tied to the achievement of these performance goals. The payment of an incentive bonus to our President, Chief Executive Officer and our Chairman is determined by our Board of Directors on recommendation from the Compensation and Executive Development Committee, and the payment of an incentive bonus to our other executive officers is determined by the Compensation Committee on recommendation from the President, Chief Executive Officer, in each case following a review of the achievement of semi-annual performance goals.

For all executives, annual base salary increases and Management Incentive Plan bonuses (2nd half performance period), to the extent awarded, are implemented during the first calendar quarter of the year. In addition, during the third quarter of each year, the Compensation and Executive Development Committee and Board of Directors grant long-term equity and performance awards Management Incentive Plan bonuses (1st half performance period). Newly hired and promoted executives may be granted supplemental awards at a committee meeting following their hiring or promotion dates. The Compensation and Executive Development Committee has the authority to retain compensation consultants and other outside advisors to assist in the evaluation of executive officer compensation. During 2012, the Compensation and Executive Development Committee retained an independent compensation consultant, Frederic W. Cook and Co., Inc., to assist the Committee with the Company's executive and non-employee director compensation programs.

Risk Considerations in Executive Compensation

Our Compensation and Executive Development Committee has discussed the concept of risk as it relates to our compensation programs, including our executive compensation program, and our Compensation and Executive Development Committee does not believe that our compensation programs encourage excessive or inappropriate risk taking. As described more fully in the section below entitled "EXECUTIVE COMPENSATION — Compensation Discussion and Analysis," we structure our pay to consist of both fixed and variable compensation. The fixed (or salary) portion of compensation is designed to provide a steady income regardless of our stock price performance so that executives do not feel pressured to focus exclusively on stock price performance to the detriment of other important business metrics. The variable (cash bonus and equity) portions of compensation are designed to reward both intermediate and long-term corporate performance and generally are tied to the achievement of company-wide and individual department-specific goals. Goals are both financial and non-financial, and while largely formula-based, there is also an appropriate level of discretion in determining incentive payouts. We believe that applying company-wide metrics encourages decision-making by our executives that is in the best long-term interest of our company and stockholders. Further, we believe that these variable elements of compensation constitute a sufficient percentage of overall compensation to motivate our executives to produce superior short, intermediate and long-term corporate results, while the fixed element is also substantial enough that our executives are not encouraged to take unnecessary or excessive risks in doing so. Finally, there are additional risk mitigating policies in place such as insider trading prohibitions and independent Compensation Committee oversight.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation and Executive Development Committee is or has been an officer or employee of the Company during Fiscal 2012. During Fiscal 2012, no member of the Compensation and Executive Development Committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. During Fiscal 2012, none of the Company's executive officers served on the Compensation and Executive Development Committee or Board of Directors of another entity any of whose executive officers served on the Company's Compensation and Executive Development Committee or Board of Directors.

Nominating and Corporate Governance Committee

The current members of the Nominating and Corporate Governance Committee are Richard L. Federico (Chair), Marvin Igelman and David A. Pace.

Each of the members of the Nominating and Corporate Governance Committee is independent for purposes of the applicable NASDAQ rules. The Nominating and Corporate Governance Committee operates under a written charter approved by the Board of Directors, a copy of which can be obtained on our website by going to http://ir.jambajuice.com and following the "Corporate Governance" link. As more fully defined in the committee's charter, the Nominating and Corporate Governance Committee considers qualified candidates for appointment and nomination for election to the Board of Directors and makes recommendations concerning such candidates, develops corporate governance principles for recommendation to the Board of Directors and oversees the regular evaluation of our directors and management.

Director Nominations — Criteria and Diversity

The Board of Directors has adopted a Director Qualifications and Nominations Policy, the purpose of which is to describe the process by which candidates for possible inclusion in the Company's slate of director nominees are selected. The Director Qualifications and Nominations Policy is administered by the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee annually evaluates the current members of the Board of Directors whose terms are expiring and who are willing to continue in service against the criteria set forth below in determining whether to recommend these directors for election. The Nominating and Corporate Governance Committee regularly assesses the optimum size of the Board of Directors and its committees and the needs of the Board of Directors for various skills, background and business experience in determining if the Board of Directors requires additional candidates for nomination.

In fulfilling its responsibilities, the Nominating and Corporate Governance Committee considers, among other things, the following factors in reviewing possible candidates for nomination as director:

- the appropriate size of the Company's Board of Directors and its Committees;
- the perceived needs of the Board of Directors for particular skills, background and business experience;
- the skills, background, reputation, and business experience of nominees compared to the skills, background, reputation, and business experience already possessed by other members of the Board of Directors;
- nominees' independence from management;
- applicable regulatory and listing requirements, including independence requirements and legal considerations, such as antitrust compliance;
- the benefits of a constructive working relationship among directors; and
- the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for any prospective nominee.

While the Nominating and Corporate Governance Committee does not have a formal policy on diversity with regard to consideration of director nominees, the Nominating and Corporate Governance Committee considers diversity in its selection of nominees and seeks to have a Board of Directors that brings to the Company a variety of perspectives and skills derived from high quality business and professional experience. Our Board of Directors recognizes its responsibility to ensure that nominees for our Board of Directors possess appropriate qualifications and reflect a reasonable diversity of personal and professional experience, skills, backgrounds and perspectives, including those backgrounds and perspectives with respect to age, gender, culture, race and national origin. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board of Directors to promote our strategic objectives and to fulfill its responsibilities to our stockholders.

Candidates for nomination as director come to the attention of the Nominating and Corporate Governance Committee from time to time through incumbent directors, management, stockholders or third parties. These candidates may be considered at meetings of the Nominating and Corporate Governance Committee at any point during the year. Such candidates are evaluated against the criteria set forth above. If the Nominating and Corporate Governance Committee believes at any time that it is desirable that the Board of Directors consider additional candidates for nomination, the Nominating and Corporate Governance Committee may poll directors and management for suggestions or conduct research to identify possible candidates and may engage, if the Nominating and Corporate Governance Committee believes it is appropriate, a third party search firm to assist in identifying qualified candidates.

The Nominating and Corporate Governance Committee will evaluate any recommendation for director nominee proposed by a stockholder. In order to be so evaluated, any recommendation for director nominee submitted by a stockholder must be sent in writing to the Corporate Secretary, Jamba, Inc., 6475 Christie Avenue, Suite 150, Emeryville, CA 94608, 120 days prior to the anniversary of the date proxy statements were released to stockholders in connection with the prior year's annual meeting of stockholders and must contain the following information:

- the candidate's name, age, contact information and present principal occupation or employment; and
- a description of the candidate's qualifications, skills, background, and business experience during, at a minimum, the last five years, including his/her principal occupation and employment and the name and principal business of any corporation or other organization in which the candidate was employed or served as a director.

All directors and director nominees must submit a completed form of directors' and officers' questionnaire as part of the nominating process. The evaluation process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee will evaluate incumbent directors, as well as candidates for director nominee submitted by directors, management and stockholders consistently using the criteria stated in its policy and will select the nominees that in the Nominating and Corporate Governance Committee's judgment best suit the needs of the Board of Directors at that time.

Our Bylaws permit stockholders to nominate directors for consideration at annual meetings, provided the advance notice requirements set forth in our Bylaws have been properly met.

Communications with Directors

Stockholders may communicate with any and all members of our Board of Directors by transmitting correspondence by mail or facsimile addressed to one or more directors by name (or to the Chairman, for a communication addressed to the entire Board of Directors) at the following address and fax number:

Name of the Director(s)
c/o Corporate Secretary
Jamba, Inc.
6475 Christie Avenue, Suite 150
Emeryville, CA 94608
Fax: (510) 653-0643

Communications from our stockholders to one or more directors will be collected and organized by our Corporate Secretary under procedures approved by our independent directors. The Corporate Secretary will forward all communications to the Chairman of the Board of Directors, or to the identified director(s) as soon as practicable, although communications that are abusive, in bad taste or that present safety or security concerns may be handled differently. If multiple communications are received on a similar topic, the Corporate Secretary may, in his or her discretion, forward only representative correspondence.

The Chairman of the Board of Directors will determine whether any communication addressed to the entire Board of Directors should be properly addressed by the entire Board of Directors or a committee thereof. If a communication is sent to the Board of Directors or a Committee, the Chairman of the Board, or the Chairman of that committee, as the case may be, will determine whether a response to the communication is warranted. If a response to the communication is warranted, the content and method of the response will be coordinated with our Vice President of Legal Affairs.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to all of its employees, including the Chief Executive Officer, Chief Financial Officer and Controller. The Code of Business Conduct and Ethics can be obtained on the Company's website by going to http://ir.jambajuice.com and following the "Corporate Governance" link. The Company intends to post on its website any amendments to or waivers of the Company's Code of Business Conduct and Ethics. The information contained on the Company's website is not part of this document.

Corporate Governance Guidelines

Our Board has adopted Corporate Governance Principles and Practices to assist it in the exercise of its duties and responsibilities and to serve the best interests of our company and our stockholders. These principles which provide a framework for the conduct of our Board's business provide, among other things, that:

- The principal responsibility of the directors is to oversee the exercise of corporate powers and to ensure that the Company's business and affairs are managed to meet its stated goals and objectives.
- Certain criteria and qualifications be used for consideration of selection of Board nominees.
- New directors participate in an orientation program.
- All Board members have access to senior management.
- No member of the Board shall stand for reelection after his/her 75th birthday without a waiver from a majority of the members of the Board.
- At least annually, our Board and its committees will conduct a self-evaluation to determine whether they are functioning effectively.
- Board members shall not serve on more than four other Boards of Directors of other publicly-traded companies; provided, however that if the Board member also serves as chairman of the board of a publicly-traded company, then he or she shall not serve on more than three other Boards of Directors, or if the Board member also serves as an executive officer of a company, then he or she shall not serve on more than two other Boards of Directors.

These principles can be obtained on our website by going to http://ir.jambajuice.com and following the "Corporate Governance" link. A printed copy of the guidelines may also be obtained by any stockholder upon request in writing to Jamba, Inc., c/o ICR, Inc., 825 Third Avenue, 31st Floor, New York, NY, 10022, by emailing investors@jambajuice.com, or by telephoning (203) 682-8200.

Stock Ownership Guidelines

Each member of our Board of Directors is required to acquire and maintain, individually or through their affiliates, a minimum of $100,000 of shares of the Company's common stock (or preferred stock convertible into the Company's common stock) during the term of his or her service on the Board, with the value measured by the greater of the aggregate purchase price paid for such shares or the current market price. New members of the Board shall have two years from the date on which their service begins in which to attain the required ownership level. Any director who falls short of the guideline will be deemed in compliance as long as such director retains all stock compensation until the required level of ownership is met.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Company's Board of Directors is composed of three members and acts under a written charter adopted and approved by the Board of Directors in 2006. The members of the Audit Committee are independent as defined by its charter, the NASDAQ Global Market listing standards and the Securities Exchange Act.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K for the fiscal year ended January 1, 2013 with management, which review included a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed and discussed with KPMG LLP, the Company's independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States of America, its judgment as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including Statement on Auditing Standards No. 114 (Communication with Audit Committees), as amended. The independent registered public accounting firm also provided the Audit Committee with the written disclosures required by applicable professional and regulatory standards relating to KPMG's independence from the Company, including the Public Company Accounting Oversight Board pertaining to the independent accountant's communications with the Audit Committee concerning independence. The Audit Committee also reviewed and pre-approved all fees paid to the independent registered public accountants and considered whether KPMG's provision of non-audit services to the Company was compatible with the independence of the independent registered public accountants. The Audit Committee concluded that the independent registered public accountants are independent from the Company and its management.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Company's Board of Directors, and the Board approved, that the Company's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended January 1, 2013 for filing with the SEC.

SUBMITTED BY THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

Lesley H. Howe, Chairman
Michael A. Depatie
Fritzi G. Woods

PROPOSAL NO. 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors requests that stockholders ratify the selection of KPMG LLP as its independent registered public accounting firm to audit the consolidated financial statements of the Company for the fiscal year ending December 31, 2013 ("Fiscal 2013"). KPMG LLP has acted in such capacity since its appointment in fiscal year 2008.

A representative of KPMG LLP is expected to be present at the Annual Meeting with the opportunity to make a statement if the representative desires to do so, and is expected to be available to respond to appropriate questions. At the Annual Meeting, the stockholders are being asked to ratify the selection of KPMG LLP as the Company's independent registered public accounting firm for Fiscal 2013. If the selection of KPMG LLP as auditors for Fiscal 2013 is not approved by stockholders, the adverse vote will be considered by the Audit Committee in its decision to retain KPMG as auditors for 2013. Even if this selection is ratified, the Audit Committee, in its discretion, may direct the engagement of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

Fees for Professional Services

The following table sets forth the aggregate fees billed to the Company for the fiscal year ended January 1, 2013 ("Fiscal 2012") and fiscal year ended January 3, 2012 ("Fiscal 2011") by its independent registered public accounting firm, KPMG LLP:

	Fiscal 2012 (52 weeks)	Fiscal 2011 (53 weeks)
Audit Fees(1)	$731,300	$740,000
Audit-Related Fees(2)	22,000	22,000
Tax Fees	57,400	76,915
All Other Fees	—	—
Total Fees	$810,700	$838,915

(1) Audit Fees consist of fees billed for professional services rendered for the audit of the Company's consolidated annual financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by our independent registered public accountants in connection with statutory and regulatory filings or engagements.

(2) Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees."

The Audit Committee has considered whether the provisions of services described in the table above are compatible with maintaining auditor independence. Unless a type of service has received general pre-approval, it will require separate pre-approval by the Audit Committee. The Audit Committee has delegated its pre-approval authority to its Chairman, provided the Chairman reports any pre-approval decisions to the full Audit Committee at its next regularly scheduled meeting. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval process. During Fiscal 2012 and Fiscal 2011, all fees paid to our independent auditors were pre-approved in accordance with this policy without exception.

Vote Required and Board of Directors Recommendation

Approval of this proposal requires the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote on this proposal. If you hold your shares in your own name and abstain from voting on this matter, your abstention will have the same effect as a negative vote. If you hold your shares through a broker and you do not instruct the broker on how to vote on this proposal, your broker will have authority to vote your shares on a discretionary basis in favor of the proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE SELECTION OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis is intended to provide an explanation of our compensation program relating to Fiscal 2012, with particular focus on our Chief Executive Officer ("CEO") and the other listed executives as presented in the "2012 Summary Compensation Table" that follows this discussion (herein referred to as the "Named Executive Officers"). For 2012, our Named Executive Officers were:

- James D. White, Chief Executive Officer and President
- Karen L. Luey, Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Secretary
- Bruce Schroder, Executive Vice President and Chief Operating Officer
- Julie S. Washington, Senior Vice President and Chief Brand Officer

Executive Summary

2012 Performance

Fiscal 2012 was a year of significant progress for Jamba. Our financial results for Fiscal 2012 reflect the implementation of our strategy to improve our operating margins, increase our comparable store sales and control our expenses. Highlights of our performance in Fiscal 2012 include:

- Net income for Fiscal 2012 was $0.3 million, compared to net loss of $(8.3) million for Fiscal 2011;
- Company-owned comparable store sales increased by 5.1%; and
- Our non-GAAP adjusted operating profit(1) increased $7.3 million from Fiscal 2011 to $52.4 million.

We also delivered on our strategic plan objectives by, among other things, expanding our beverage and food portfolio across all day parts, extending our consumer packaged goods ("CPG") business model to include direct selling as well as utilizing a licensing structure and launching our flexible limited-menu growth concepts, JambaGO™ and Jamba Smoothie Station™, while accelerating the development of franchise-operated stores globally.

2012 Compensation Decisions

In Fiscal 2012, we implemented incentive compensation programs to reward employees, including our Named Executive Officers, for the attainment of business and financial measures that enhance stockholder value and achievements which support our BLEND Plan 2.0 (our "BLEND Plan"), which provides continuity of our previous BLEND Plans and a blueprint for focusing our resources on initiatives that are designed to build total brand value, with strategic priorities focused on brand building and innovation, lifestyle engagement, expansion of growth initiatives, developing new products, partners, channels and markets and driving enterprise efficiencies. The following lists key compensation matters for Fiscal 2012 with respect to our Named Executive Officers:

- *Base Salary.* As part of our emphasis on competitive pay practices based upon our review of our peer group of companies as well as increased levels of responsibility for certain of our Named Executive Officers, we increased the base salary for Mr. White by 4.5% and Ms. Washington by 7.5%.
- *Cash Incentive Compensation.* Consistent with our emphasis on rewarding achievement of financial and strategic goals, based upon our 2012 financial and operational performance described above, we awarded cash bonuses under our Management Incentive Plan ranging from 98% to 117% of our annual performance bonus targets (or 47% to 98% of base salary).
- *Equity Compensation.* As part of our focus on competitive pay practices, retention and long-term goals, we changed our equity compensation program in 2012 to a mix between 50%

performance-based restricted stock units ("performance-based RSUs") and 50% time-vested restricted stock units ("time-vested RSUs"). In prior years, we granted a mix between stock options and time-vested RSUs. The new mix is intended to enhance our focus on performance-based compensation by adding the achievement of specific financial criteria to our long term incentive plan.

(1) Non-GAAP adjusted operating profit is calculated as net income (loss) as determined in accordance with GAAP, excluding the items described below and as specifically identified in the non-GAAP reconciliation schedules set forth in **Appendix A**. Management uses this non-GAAP measure to further understand the Company's core business operating performance. The Company believes its core business operating performance represents the Company's on-going performance in the ordinary course of its core operations. Accordingly, the Company excludes from its core operating performance those items whose impact are not reflective of its core operations such as (a) interest income, (b) interest expense, (c) income taxes, (d) depreciation and amortization, (e) impairment of long-lived assets, (f) other operating, net, and (g) general and administrative expenses.

Say-on-Pay

The Company is required to permit a separate non-binding stockholder vote to approve the compensation of its executives, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission. This proposal, commonly known as a "Say-On-Pay" proposal, permits shareholders to endorse or not endorse the Company's executive compensation program. Because the stockholders' vote is advisory, it will not be binding on the Company. However, when setting compensation and in determining compensation policies, our Compensation and Executive Development Committee takes into account the results of the vote.

The last stockholder advisory vote on executive compensation was in May 2011 when stockholders approved the compensation of our Named Executive Officers as disclosed in the proxy statement for the 2011 annual meeting and approved the Board's recommendation to hold advisory votes on a tri-annual basis. Approximately 99% of votes cast were voted in favor of the Company's executive compensation. As a result of the overwhelming support for the program, the Committee did not make any significant changes to the program. The Committee believes that the result of these votes is evidence that the Company's compensation policies and decisions are in the best interests of its shareholders.

Compensation Process and Oversight

Compensation and Executive Development Committee

Our Compensation and Executive Development Committee has the responsibility for establishing, implementing and monitoring our compensation philosophy and programs. The committee determines compensation for our executives, including annual base salary compensation, non-equity incentive plan payments, equity awards and all other compensation and compensation procedures applicable to our Named Executive Officers. Our Compensation and Executive Development Committee is composed of members who are not, and never have been, employees of the Company.

Role of Senior Management and Consultant in Compensation Decisions

While the Compensation and Executive Development Committee does not delegate any of its functions to others in setting compensation, several members of senior management participate in the committee's executive compensation process. For example, the Compensation and Executive Development Committee takes into consideration recommendations of our CEO, based on performance reviews he conducts with each of the executive officers, including the Named Executive Officers. Our CEO does not participate in discussions regarding his own compensation.

Historically, the Compensation and Executive Development Committee has retained compensation consultants to assist it in its review of Named Executive Officer compensation. The Compensation and Executive Development Committee has used the findings and recommendations of compensation consultants to help ensure that management's compensation recommendations are in line with the Company's priorities, properly incentivize actions that improve Company performance, and are reasonable when compared to the market for executive talent. In addition, the committee believes that the engagement of an independent consultant from time to time helps enhance the overall independence of the committee's decision-making. As will be discussed below, in Fiscal 2012, the committee engaged Frederic W. Cook & Co., Inc. ("Frederic W. Cook") as a consultant. Frederic W. Cook does not perform any other work on behalf of management or the Company. The Compensation and Executive Development has assessed the independence of Frederic W. Cook and concluded that no conflict of interest exists that would prevent Frederic W. Cook from independently representing the committee. The Compensation and Executive Development Committee intends to continue retaining the services of third party executive compensation specialists from time to time, as the committee deems necessary or helpful, in connection with the establishment and development of our compensation philosophy and programs.

Competitive Compensation Data

To assist with the determination of the compensation made to our executive officers for Fiscal 2012, the Compensation and Executive Development Committee asked Frederic W. Cook to benchmark executive compensation and to provide a comparison of total and individual elements of executive compensation provided to our executive team, relative to compensation paid to persons holding similar positions at companies in our executive compensation peer group (as set forth in more detail below). Frederic W. Cook worked with our human resources department and management to access our data and review our compensation practices and philosophy and provided the Committee with benchmarking information including competitive data on pay levels and pay practices.

To support our objective of ensuring we are developing an executive compensation program that is sufficiently competitive to attract and retain key executives who can support and execute our BLEND Plan, the Compensation and Executive Development Committee evaluated executive compensation information from a specific group of comparable companies. This process allowed the Compensation and Executive Development Committee to set total compensation at levels for Fiscal 2012 that it believes are appropriate to retain and motivate our Named Executive Officers, and to develop a compensation program for Fiscal 2013 and beyond focused on completion of our financial and strategic revitalization with the purpose of positioning us to enter a phase of growth.

The Compensation and Executive Development Committee, with the assistance of Frederic W. Cook, identified our executive compensation peer group, selecting companies that are similar to us in industry, revenue, net income, number of employees and market capitalization. In determining our Fiscal 2012 peer group, the Compensation and Executive Development Committee selected companies in the quick service restaurant and fast casual dining spaces with revenue ranging from $102 million to $827 million, net income (loss) ranging from $(12) million to $34 million, employee counts ranging from approximately 1,953 to 21,000, and market capitalization ranging from $56 million to $1.3 billion. The companies that comprised our Fiscal 2012 executive compensation peer group were:

O'Charley's	California Pizza Kitchen	Cosi
BJ's Restaurants	Krispy Kreme	Peet's Coffee & Tea
Biglari Holdings	Frisch's Restaurants	AFC Enterprises
Luby's	Sonic	Famous Dave's
Caribou Coffee	Carrol's Restaurant	
J. Alexander's	Einstein Noah	

During its evaluation, the Compensation and Executive Development Committee considered the information provided by Frederic W. Cook. It also considered more specifically the recommendation of Frederic W. Cook with respect to all elements of compensation made to our Named Executive Officers to use the 50th – 75th percentile for executive officers at the peer group companies as a guide, also taking into account and adjusting for the fact that we are located in the San Francisco bay area which has a higher than average national cost of living. Our Named Executive Officers' compensation was ultimately based in part on a variety of factors, including data provided by Frederic W. Cook, the Company's financial performance to date, individual performance of the Named Executive Officers, and some discretion exercised by our CEO in making his recommendations to the Compensation and Executive Development Committee.

Compensation Philosophy

Objectives and Components of Our Executive Compensation Program

The primary objectives of our executive compensation program are as follows:

- Deliver pay for performance;
- Drive strong business results;
- Support teamwork; and
- Attract and retain strong talent.

We believe that pursuing these objectives will help us attract and retain qualified executives who are results oriented, engaged and passionate about our brand and are able to help us execute our BLEND Plan. The ability to embrace our mission and culture are also important components in driving these objectives.

Our compensation programs provide a mix of fixed compensation and short-term and long-term incentive awards tied to the achievement of specific business objectives and corporate financial goals, as well as each executive's individual performance and retention. We strive to continue to be competitive in a challenging economic environment, with the ultimate objective of improving stockholder value. In addition, we work to ensure that our compensation program is perceived as fundamentally fair to all stockholders.

Program Elements

The compensation program for our executive officers consists of the following elements:

- Base Salary;
- Non-Equity Incentive Compensation;
- Equity Based Incentive Compensation; and
- General Team Member Benefits.

The exact base pay, cash incentive bonus targets and equity grant amounts are set at a level designed to attract and retain the best people available that possess the skills necessary to help us achieve the objectives set forth under our BLEND Plan.

Base Salary

Base salary is the fixed portion of executive pay and is set to reward an individual's current contributions to the Company and to compensate them for their expected day-to-day performance. The Compensation and Executive Development Committee determines base salary levels for executives on an annual basis. Increases in salaries are generally based on both individual performance and our merit increase budget for the year. Other factors that may influence setting of or changes in base salary levels include total company performance, the executive's experience, responsibilities, management abilities and job performance, current market conditions and analysis of competitive salaries payable for similar positions at other comparable companies. Salary increases may also be awarded in connection with an individual's promotion to a new role.

In 2012, after consideration of peer group compensation data for the industry and the relative contributions of the executive officers, the Compensation and Executive Development Committee increased the annual salaries of certain of the Company's executive officers, including the Company's Named Executive Officers listed below, effective as of January 2, 2013.

Name	Position	Prior Salary ($)	Adjusted Salary ($)	Increase ($)	Increase (%)
James D. White	Chief Executive Officer and President	575,000	600,000	25,000	4.3
Karen L. Luey	Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Secretary	328,000	352,000	24,000	7.3
Bruce Schroder	Executive Vice President and Chief Operating Officer	300,000	324,000	24,000	8.0
Julie S. Washington	Senior Vice President and Chief Brand Officer	285,000	300,000	15,000	5.3

Non-Equity Incentive Compensation

We believe that non-equity incentive compensation in the form of a short-term cash incentive bonus is an important factor in motivating our management team as a whole, and individual executives, in particular, to perform at their highest level toward achievement of the objectives set forth in our BLEND Plan.

Fiscal Year 2012

Under our Management Incentive Plan, the Compensation and Executive Development Committee was provided the authority to establish performance periods, to set performance goals and to determine the relative weight to be given to each performance goal. The performance periods selected for 2012 were comprised of two performance periods, with the initial performance period consisting of the first and second fiscal quarters and the second performance period consisting of the third and fourth fiscal quarters. Payouts under our Management Incentive Plan are made after each of the two performance periods after determination of metrics achieved. The criteria determined by the committee for the first performance period of Fiscal 2012 consisted of financial metrics, including the achievement of an operating profit target, positive comparable store sales and the achievement of a general and administrative expense target and strategic metrics that were in alignment with our BLEND Plan.

If each of the target metrics were achieved in a particular performance period for Fiscal 2012, participants would be eligible for a target award, based on the participant's position, as follows:

Title	Target Award as a % of Base Salary During Performance Period
President and Chief Executive Officer	100%
President Stores/Chief Operating Officer	50%
Chief Financial Officer, Chief Administrative Officer & Secretary	50%
Senior Vice President	40%

The components of each target metric are weighted differently based on each participant's position with the Company, and the award is based on achievement of one or more of the performance goals to the extent of the weighting, as follows:

	Weighting		
Position	Co. Financial Objectives	Dept. Strategic Objectives	Personal Objectives
President and Chief Executive Officer	75%	25%	0%
President Stores/Chief Operating Officer	70%	30%	0%
Chief Financial Officer, Chief Administrative Officer & Secretary	70%	30%	0%
Senior Vice President	60%	30%	10%

First Performance Period

The components approved by the Compensation and Executive Development Committee for the first performance period consisted of a financial component, a strategic component and, with respect to Named Executive officers at the Senior Vice President level, a personal component, as follows:

First Half 2012

Components	Description	2012 Performance Goals	2012 Actual Performance
Financial			
	Achievement of specific adjusted operating profit goal	$25.9 million (80%) $28.7 million (100%) $31.7 million (125%)*	Achieved at amount exceeding 100% of target payout level
	Comparable store sales	Positive	Achieved
	G&A expense target (excluding litigation, expenses associated with pursuit of new strategic opportunities and other one-time expenses) *Must achieve G&A target for 125% target payout level	$16.7 million	Achieved

Components	Description/2012 Performance Goals	Results/ Performance
Strategic		
	Implement Strategic Product Enhancements	Achieved
	Finalize Strategic Plan updated Blend Plan (Communicate and Implement)	Achieved
	Organization and Structure Redesign to accelerate Growth Plan	Achieved
	Marketing/CPG Re-alignment, JambaGO, International	Achieved
	Continue to reset Store and Company Culture	Achieved
Personal		
	Successfully integrate health and wellness to the brand and CPG alignment toward cobranding opportunity vs. pure licensing opportunity (Ms. Washington)	Achieved

In the first performance period, the maximum available bonus payout was 125% of target. Based on performance, financial and strategic components were met providing for the 100% payout threshold. As a result, the Compensation and Executive Development Committee approved 100% payout to be distributed to the participants of the Management Incentive Plan. From this amount, Mr. White was paid an amount based upon achievement of 100% of the bonus related to his strategic objectives and the other Named Executive

Officers were paid amounts based upon achievements of 100% of their bonus related to the strategic objectives. See the 2012 Summary Compensation Table for payouts under our Management Incentive Plan to all Named Executive Officers.

Second Performance Period

The guidelines approved by the Compensation and Executive Development Committee for the second performance period consisted of a financial component, a strategic component and, with respect to Named Executive officers at the Senior Vice President level, a personal component, as follows:

Second Half 2012

Components	Description	2012 Performance Goals	2012 Actual Performance
Financial			
	Achievement of specific adjusted operating profit goal	$22.3 million (80%) $24.8 million (100%) $27.0 million (125%)* $28.5 million (150%)*	Achieved at amount exceeding 80% of target payout level
	Comparable store sales	Positive	Achieved
	G&A expense target (excluding litigation, expenses associated with pursuit of new strategic opportunities and other one-time expenses) *Must achieve G&A target for 125% and 150% target payout levels	$16.7 million	Not Achieved

Components	Description/2012 Performance Goals	Results/ Performance
Strategic		
	Strengthen overall organizational structure based on strategic growth initiatives	Achieved
	Continue to Reset Store Ops Excellence; BOOST; MBA	Achieved
	JambaGO — Create infra-structure to support growth opportunity	Achieved
	CPG — Create manufacturing and distribution business model for Talbott Teas and Jamba Energy Drink	Exceeded
Personal		
	Successfully integrate health and wellness to the Brand and CPG alignment toward cobranding opportunity vs. pure licensing opportunity (Ms. Washington)	Exceeded

In the second performance period, the maximum available bonus payout was 150% of target. Based on performance, financial and strategic components were met providing for the 80% payout threshold. See the 2012 Summary Compensation Table for payouts under our Management Incentive Plan to all Named Executive Officers.

The Compensation and Executive Development Committee approved an additional discretionary bonus of $0.4 million based on the significant financial performance of the Company for fiscal year 2012, since this was the first fiscal year of net income since becoming a public company, as well as generating a positive cash flow in excess of $11.5 million for the fiscal year.

All Named Executive Officers Objectives are described under Strategic Components.

Since the Company achieved both its financial component and its strategic component during the second performance period, the Compensation and Executive Committee approved an aggregate amount of $1.94 million to be distributed to the participants of the Management Incentive Plan. From this amount, the Named Executive Officers received bonus payments based upon achievement of the financial and strategic objectives and, if applicable, personal objectives.

For Fiscal 2012, the total bonus payments to Named Executive Officers in the aggregate ranged from 98% to 117% of their respective annual performance bonus targets. See the 2012 Summary Compensation Table for payouts under our Management Incentive Plan to all Named Executive Officers.

Equity Based Incentive Compensation

As a part of our focus on competitive pay practices, retention and long-term goals we changed our equity compensation program in 2012 to a mix between 50% performance-based RSUs, which are earned based on the achievement of specific financial criteria (described further below), and 50% time-vested RSUs. In prior years, we granted 50% stock options and 50% time-vested RSUs. The Committee believes that the new program more effectively balances financial performance, shareholder value creation, and retention.

Our 2012 equity awards are structured as follows:

Performance-based RSUs

- 50% of the performance-based RSU grants made on August 6, 2012, are earned based on a consolidated adjusted EBITDA goal during the second half of 2012.
  - This portion of the award was based on performance in 2012 with a consolidated adjusted EBITDA goal for the second half of 2012 of $5.0 million which was achieved.
- The remaining 50% of the performance-based RSU grants are earned based on a consolidated adjusted EBITDA goal during the first half of 2013.
- 2012 grants of performance-based RSUs were made on August 6, 2012, and if earned based on performance, will vest one-third on August 22, 2013, one-third on August 22, 2014, and one-third on August 22, 2015.
  - Performance-based RSUs are settled in shares on each vesting date.

Time-vested RSUs

- The time-vested RSU grants made on August 6, 2012, vest in one-third annual increments over three years.
- 2012 grants of time-vested RSUs were made on August 6, 2012, and will vest one-third on August 22, 2013, one-third on August 22, 2014, and one-third on August 22, 2015.
  - Time-vested RSUs are settled in shares on each vesting date.

Prior to 2012, annual grants to the Named Executive Officers were made in November of each year. The Compensation and Executive Development Committee decided to move the annual equity grants for executives to the third quarter of each fiscal year because it was more aligned with mid-year performance evaluations.

Interim or "off cycle" equity awards are made to newly hired team members as "initial grants", promotional grants for those taking on significant additional responsibilities or other team members when circumstances warrant it and are made effective on a fixed quarterly schedule as described above. These grants are typically in the form of stock options. In March 2012, Ms. Washington was granted an additional equity award in recognition of her additional responsibilities and resulting promotion effective in January 2012. Ms. Washington's January 2012 promotion and March 2012 stock option grant were based on the committee's determination that her respective responsibilities had increased considerably and were intended to make her overall compensation more competitive as compared to our peer group. The stock options granted to the Ms. Washington in Fiscal 2012 vest over a four-year period and have a ten-year term.

All grants specified above are made under our 2006 Employee, Director, and Consultant Stock Plan (the "2006 Stock Plan"), which authorizes grants to all employees, including the Name Executive Officers, consultants, and non-employee directors. Pursuant to the terms of the 2006 Stock Plan, all equity grants under the plan are generally made effective three trading days after each of our quarterly public earnings releases. This applies to all of our employees, including our executive officers. The exercise price of stock options is the closing or last quoted price on the date of actual stock option grant, which we believe reflects fair market value after all public disclosures. If the Board of Directors or the Compensation and Executive Development

Committee determine that special circumstances exist, including the existence of material information not yet publicly-disclosed, a different grant date for a particular stock option grant, stock award or restricted stock unit grant may be selected.

The Compensation and Executive Development Committee individually approves all equity awards to our officers at or above the vice president level. The Equity Award Committee, comprised of members of our management team, has been delegated the authority by the Board of Directors to approve equity grants below the vice president level. The Board of Directors or the Compensation and Executive Development Committee has the right to suspend the ability of the Equity Award Committee to award equity grants for any reason at any time. Executive officers are not treated differently from other team members receiving equity grants.

The Compensation and Executive Development Committee generally considers a range of factors in setting the size of equity grants to Named Executive Officers, including assessments of individual performance, the Compensation and Executive Development Committee's determination that awards of time-vested RSUs, performance-based RSUs and stock options are effective means of retaining valuable executives, the fair market value of the Company's common stock at the times awards are made, the potential contribution that each Named Executive Officer could be expected to make in the future, the Named Executive Officer's targeted total direct compensation, previous grants to such Named Executive Officer, and the size of awards and total compensation provided to others holding similar positions at companies included in our executive compensation peer group.

Other General Team Member Benefits

Our executive officers are eligible to participate in all of our employee benefit plans, such as our medical, dental, vision, group life, disability, accidental death and dismemberment insurance and our 401(k) plan, in each case on the same terms as other employees, except that the executive officers did not participate in the employer match under our 401(k) plan in Fiscal 2012. Except in limited circumstances, it is our practice not to provide any special perquisites or benefits to executive officers unless it is necessary to retain their employment. We do not provide tax gross-ups of any perquisites.

Severance and Change in Control Arrangements

As more fully described below in the section entitled "Potential Payments upon Termination or Change in Control," we entered into employment agreements with certain of our Named Executive Officers providing for severance payments upon their termination of employment without "cause" or upon a "constructive termination." The decision to grant these benefits was based on offering what we believed was needed to attract, retain and motivate Mr. White and the other Named Executive Officers, given the challenging circumstances and uncertain times we were facing. The Compensation and Executive Development Committee believes these employment agreements and the severance payments upon their termination of employment without "cause" or upon a "constructive termination" will protect employee and stockholder value by promoting stability and continuity of our executive team, which is desirous given our the need for the Company to revitalize itself for future growth and long-term stockholder value.

Restrictions on Transactions in our Securities

Under our Insider Trading Policy, our officers, directors and employees are not permitted to purchase or sell our securities short or buy or sell puts, calls or other derivative instruments relating to our Common Stock.

Analysis of Risk Relating to Our Compensation Programs

At the direction of our Compensation and Executive Development Committee, our benefits committee, comprised of management of the Company, reviewed the Company's compensation plans and policies, and considered any potential material risks they may create in discussions guided by Frederic W. Cook, our compensation consultant. The benefits committee reported to the Compensation and Executive Development Committee its determination that the Company's executive compensation program does not encourage excessive risk or unnecessary risk taking, because our programs have been balanced to focus our executives on the short- and long-term financial and operational performance of the Company.

Tax Considerations

Our Compensation and Executive Development Committee considers the impact of Section 162(m) of the Internal Revenue Code of 1986, as amended, in determining the mix of elements of executive compensation. This section limits the deductibility of non-performance based compensation paid to each of our executive officers to $1 million annually. The stock options granted to our executive officers under the 2006 Stock Plan are intended to be treated under current federal tax law as performance-based compensation exempt from the limitation on deductibility. Salaries and bonuses payable under our non-equity incentive plan do not qualify as performance-based compensation for purposes of Section 162(m). The Compensation and Executive Development Committee intends to consider the impact of Section 162(m) on the deductibility of future executive compensation but reserves the right to provide for compensation to executive officers that may not be fully deductible.

Compensation and Executive Development Committee Report

We, the Compensation and Executive Development Committee of the Board of Directors of the Company, have reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management. Based on such review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2013.

Submitted by the Company's Compensation and Executive Development Committee of the Board of Directors:

Brian Swette, Chairman
Richard L. Federico
Andrew R. Heyer
David A. Pace

Summary Compensation Table

The following table sets forth information concerning the compensation earned by our President and Chief Executive Officer, our Chief Financial Officer and our two other most highly-compensated persons serving as executive officers at January 1, 2013 (our "Named Executive Officers"):

2012 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(1)	Bonus Earned for Fiscal Year ($)(2)	Bonus Paid in Stock for Fiscal Year ($)(3)	Stock Awards ($)(4)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)(6)	Total ($)
James D. White	2012	566,346	28,750	—	508,000	—	531,875	682	1,635,653
President and Chief Executive Officer	2011	550,000	—	—	—	93,870	386,438	315	1,030,623
	2010	550,000	88,000	132,000	—	101,355	—	293	871,648
Karen L. Luey	2012	328,000	23,780	—	203,200	—	148,502	480	703,962
Executive Vice President, Chief Financial & Administration Officer	2011	319,000	—	—	—	66,768	131,938	287	517,993
	2010	296,538	27,900	41,850	—	109,764	—	266	476,318
Bruce Schroder	2012	300,000	15,500	—	177,800	—	139,500	457	633,257
Executive Vice President, Chief Operating Officer(7)	2011	287,500	—	—	—	66,768	124,425	259	478,952
Julie S. Washington	2012	283,846	26,140	—	76,200	53,750	107,160	444	547,540
Sr. Vice President, Chief Brand Officer(8)	2011	257,500	—	—	—	41,363	80,550	232	379,645

(1) Reflects salaries paid for the respective fiscal year.

(2) Reflects discretionary bonuses paid in cash for the respective fiscal year.

(3) Reflects discretionary bonuses paid in stock for the respective fiscal year. Values are calculated based on the closing price of our common stock on the date of grant.

(4) Represents the aggregate fair market value of stock options and restricted stock units calculated in accordance with the fair value method. The grant date fair value of options granted was estimated at the date of grant using a Black-Scholes option-pricing model. Option valuation models, including Black-Scholes, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. The risk-free rate of interest is based on the zero coupon U.S. Treasury rates appropriate for the expected term of the award. We apply the guidance provided by the SEC Staff Accounting Bulletin No. 110 to determine expected life. Expected dividends are zero based on our history of not paying cash dividends on the Company's common stock. Expected volatility is based on a 75/25 blend for Fiscal Years 2012 and 2011 and a 50/50 blend for Fiscal Year 2010, respectively, of historic daily stock price observations of the Company's common stock since its inception and historic daily stock price observations of the Company's peers during the period immediately preceding the share-based award grant that is equal in length to the award's expected term. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models or assumptions. The fair value of restricted stock units is based on the Company's closing stock price on the date of grant. See the grant date fair value table below for the assumptions used to calculate the grant date fair value of option grants reported for fiscal years 2012, 2011 and 2010 on a grant by grant basis.

(5) Reflects annual incentive bonus awards earned for the respective fiscal year.

(6) See the "All Other Compensation" table below for additional information.

(7) Mr. Schroder became a Named Executive Officer in 2011, but was not a Named Executive Officer in previous years.

(8) Ms. Washington became a Named Executive Officer in 2011, but was not a Named Executive Officer in previous years.

Grant Date Fair Value Table

The following table describes the assumptions used to calculate the grant date fair value of option grants reported for fiscal years 2012, 2011 and 2010 on a grant by grant basis.

Name	Grant date	Options granted	RSUs granted	Exercise Price ($)	Closing price on grant date ($)	Volatility (%)	Expected Life (Years)	Risk Free Interest Rate (%)	Dividend Yield (%)	Grant Date Fair Value per Share ($)
James D. White	8/6/2012	—	100,000	—	2.54	—	—	—	—	2.54
	8/6/2012	—	100,000	—	2.54	—	—	—	—	2.54
	11/14/2011	100,000	—	1.61	1.61	0.6326	6.25	0.91	—	0.94
	11/12/2010	75,000	—	2.22	2.22	0.6616	6.25	1.35	—	1.35
Karen L. Luey	8/6/2012	—	40,000	—	2.54	—	—	—	—	2.54
	8/6/2012	—	40,000	—	2.54	—	—	—	—	2.54
	11/14/2011	43,000	—	1.61	1.61	0.6326	6.25	0.91	—	0.94
	5/26/2011	20,000	—	2.21	2.21	0.6381	6.25	1.72	—	1.32
	11/12/2010	40,000	—	2.22	2.22	0.6616	6.25	1.35	—	1.35
	6/1/2010	40,000	—	2.27	2.27	0.6551	6.25	2.09	—	1.39
Bruce Schroder	8/6/2012	—	35,000	—	2.54	—	—	—	—	2.54
	8/6/2012	—	35,000	—	2.54	—	—	—	—	2.54
	11/14/2011	43,000	—	1.61	1.61	0.6326	6.25	0.91	—	0.94
	5/26/2011	20,000	—	2.21	2.21	0.6381	6.25	1.72	—	1.32
Julie S. Washington	8/6/2012	—	15,000	—	2.54	—	—	—	—	2.54
	8/6/2012	—	15,000	—	2.54	—	—	—	—	2.54
	3/12/2012	25,000	—	2.15	2.15	0.6926	6.25	0.92	—	1.34
	11/14/2011	30,000	—	1.61	1.61	0.6326	6.25	0.91	—	0.94
	5/26/2011	10,000	—	2.21	2.21	0.6381	6.25	1.72	—	1.32

All Other Compensation Table

The following table describes each component of the "All Other Compensation" column in the Summary Compensation Table.

Name	Life Insurance Premiums ($)(1)	Relocation Expenses ($)	Tax Payments ($)	Company Contribution to 401(k) Plan ($)(2)	Total ($)
James D. White	682	—	—	—	682
Karen L. Luey	480	—	—	—	480
Bruce Schroder	457	—	—	—	457
Julie S. Washington	444	—	—	—	444

(1) Reflects premiums paid on group term life insurance benefits and long term disability benefits.

(2) No Company contribution to the 401(k) Plan were made to the Named Executive Officers in Fiscal 2012.

Grants of Plan-Based Awards at 2012 Fiscal Year End

The following table sets forth certain information with respect to stock and option awards and other plan-based awards granted during the fiscal year ended January 1, 2013 to our Named Executive Officers:

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2012

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			All other stock awards: # of shares of stock or units(3)	Exercise or base price of option awards	Grant date fair value of stock and option awards(5)	All other option awards: # of securities underlying options
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	(#)	($)	($)	(#)
James D. White	3/7/2012	—	575,000	790,625	—	—	—	—
	8/6/2012	—	—	—	200,000	—	—	508,000
Karen L. Luey	3/7/2012	—	164,000	451,000	—	—	—	—
	8/6/2012	—	—	—	80,000	—	—	203,200
Bruce Schroder	3/7/2012	—	150,000	412,500	—	—	—	—
	8/6/2012	—	—	—	70,000	—	—	177,800
Julie S. Washington. .	3/7/2012	—	114,000	391,875	—	—	—	—
	3/12/2012(1)	—	—	—	—	25,000(4)	2.15	33,560
	8/6/2012	—	—	—	30,000	—	—	76,200

(1) The Compensation and Executive Development Committee approved a promotion equity award for Julie S. Washington on March 12, 2012. The stock option grant is subject to a four-year vesting schedule. Pursuant to the 2006 Stock Plan, grants are generally made effective three trading days after each of our quarterly public earnings releases. The exercise price is the closing or last price on the date of actual stock option grant, which we believe reflects fair market value after all public disclosures. If the Board of Directors or the committee determines that special circumstances exist, including the existence of material information not yet publicly-disclosed, a different grant date for a particular stock option grant may be selected.

(2) The Compensation and Executive Development Committee approved a performance bonus program on March 7, 2012 called the Management Incentive Plan that included the Named Executive Officers, as described above under the section entitled "Compensation Discussion and Analysis." These columns show the threshold, target and maximum potential payout under the Management Incentive Plan for each of the Named Executive Officers. The target payouts and maximum payouts listed represent the target and maximum amounts payable based on the Fiscal 2012 target metrics described above in the Section entitled "Compensation Discussion and Analysis," taking into account the base salaries paid to each of the Named Executive Officers as of January 1, 2013, the last day of Fiscal 2012. Actual payouts under the Management Incentive Plan are reflected in the "Non-Equity Incentive Plan Compensation" column of the table labeled "2012 Summary Compensation Table." Mr. White's target is determined in accordance with his employment agreement, and the targets for the other Named Executive Officers are determined by the Compensation and Executive Development Committee.

(3) Represent grants of restricted stock unit awards made to participants in the Company's 2012 Management Incentive Plan. Half of the grants are time-based grants and will vest in three equal installments on August 22, 2013, August 22, 2014 and August 22, 2015. The other half of the grants are performance-based grants and will vest in three equal installments on August 22, 2013, August 22, 2014 and August 22, 2015 if the Company achieves predetermined adjusted EBITDA targets for the second half of fiscal 2012 and the first half of fiscal 2013, respectively.

(4) The grants of the options to Ms. Washington on March 12, 2012 were made based on the Compensation and Executive Development Committee's determination that her responsibilities had increased considerably. The vesting of stock option grants is described in the section entitled "Compensation Discussion and Analysis—*Equity Based Incentive Compensation.*"

(5) This amount reflects the grant date fair value of the awards granted in Fiscal 2012. The calculation of grant date fair value is explained in Footnote 4 to the 2012 Summary Compensation Table, above.

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table sets forth certain information with respect to the number and value of all unexercised options or unvested portions of restricted stock units previously awarded to our Named Executive Officers as of January 1, 2013:

OUTSTANDING EQUITY AWARDS AT JANUARY 1, 2013

	Option Awards(1)				Stock Awards(1)	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
James D. White	1,500,000(3)	—	0.60	12/2/2018	—	—
	37,500	37,500(4)	2.22	11/12/2020	—	—
	25,000	75,000(5)	1.61	11/14/2021	—	—
					100,000(6)	224,000
					100,000(7)	224,000
Karen L. Luey	30,000(8)	—	9.51	6/14/2017	—	—
	12,000(9)	—	4.48	12/7/2017	—	—
	137,440(10)	—	1.31	9/3/2018	—	—
	22,000(11)	—	1.31	9/3/2018	—	—
	40,000(12)	—	1.79	11/16/2019	—	—
	20,000	20,000(13)	2.27	6/1/2020	—	—
	20,000	20,000(4)	2.22	11/12/2020	—	—
	5,000	15,000(14)	2.21	5/26/2021	—	—
	10,750	32,250(5)	1.61	11/14/2021	—	—
					40,000(6)	89,600
					40,000(7)	89,600
Bruce Schroder	37,500	37,500(13)	2.27	6/1/2020	—	—
	20,000	20,000(4)	2.22	11/12/2020	—	—
	5,000	15,000(14)	2.21	5/26/2021	—	—
	10,750	32,250(5)	1.61	11/14/2021	—	—
					35,000(6)	78,400
					35,000(7)	78,400
Julie S. Washington. .	20,000	20,000(13)	2.27	6/1/2020	—	—
	17,500	17,500(4)	2.22	11/12/2020	—	—
	2,500	7,500(14)	2.21	5/26/2021	—	—
	7,500	22,500(5)	1.61	11/14/2021	—	—
	—	25,000(15)	2.15	3/12/2022	—	—
					15,000(6)	33,600
					15,000(7)	33,600

(1) Reflects options and restricted stock units granted under the 2006 Stock Plan, options or stock awards assumed by the Company pursuant to and in accordance with our merger with Jamba Juice Company, under the Jamba Juice Company 1994 Stock Incentive Plan (the "1994 Plan") and the 2001 Equity Incentive Plan (the "2001 Plan").

(2) Market values have been estimated using a price per share of $2.24, which was the closing price of our common stock on the last trading day of fiscal 2012.

(3) Vesting on Mr. White's option to purchase common stock commenced on December 1, 2008 and vested and became exercisable in equal installments December 1, 2009, December 1, 2010, December 1, 2011 and December 1, 2012.

(4) Vesting on these options to purchase Common Stock commenced on November 12, 2010 and, assuming each individual continues providing services to the Company, will vest and become exercisable in equal installments November 12, 2011, November 12, 2012, November 12, 2013 and November 12, 2014.

(5) Vesting on these options to purchase Common Stock commenced on November 3, 2011, and, assuming each individual continues providing services to the Company, will vest and become exercisable in equal installments on November 3, 2012, November 3, 2013, November 3, 2014 and November 3, 2015.

(6) Vesting on these restricted stock unit awards commenced on August 22, 2012 and, assuming each individual continues providing services to the Company, will vest and become exercisable in equal installments on August 22, 2013, August 22, 2014, and August 22, 2015.

(7) Vesting on these performance-based restricted stock unit awards commenced on August 22, 2012 and, assuming that the Company achieves predetermined adjusted EBITDA targets for the second half of fiscal 2012 and for the first half of fiscal 2013, will vest and become exercisable in equal installments on August 22, 2013 and August 22, 2014.

(8) Vesting on Ms. Luey's option to purchase common stock commenced on April 23, 2007 and vested and became exercisable in equal installments on April 23, 2008, April 23, 2009, April 23, 2010 and April 23, 2011.

(9) Reflects options granted under the 2006 Stock Plan on December 7, 2007. Vesting on all options to purchase common stock commenced on December 7, 2007 and vested in four equal installments on each of December 7, 2008, December 7, 2009, December 7, 2010 and December 7, 2011.

(10) Vesting on Ms. Luey's options to purchase Common Stock commenced on September 3, 2008 and vested in four equal installments on each of September 3, 2009, September 3, 2010, September 3, 2011 and September 3, 2012.

(11) Vesting on Ms. Luey's options to purchase Common Stock commenced on September 3, 2008 and vested and become exercisable in equal installments on September 3, 2009, and September 3, 2010.

(12) Vesting on these options to purchase Common Stock commenced on November 16, 2009 and vested in three equal installments on each of November 16, 2010, November 16, 2011, and November 16, 2012.

(13) Vesting on these options to purchase Common Stock commenced on June 1, 2010 and, assuming each individual continues providing services to the Company, will vest and become exercisable in equal installments on June 1, 2011, June 1, 2012, June 1, 2013 and June 1, 2014.

(14) Vesting on these options to purchase Common Stock commenced on May 26, 2011, and, assuming each individual continues providing services to the Company, will vest and become exercisable in equal installments on May 26, 2012, May 26, 2013, May 26, 2014 and May 26, 2015.

(15) Vesting on Ms. Washington's option to purchase Common Stock commenced on January 11, 2012, and, assuming Ms. Washington continues providing services to the Company, will vest and become exercisable in equal installments on January 11, 2013, January 11, 2014, January 11, 2014.

Option Exercises and Stock Vested During Last Fiscal Year

OPTION EXERCISES AND STOCK VESTED DURING THE FISCAL YEAR ENDED JANUARY 1, 2013

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
James D. White	—	—	—	—
Karen L. Luey	—	—	5,000	9,250
Bruce Schroder	—	—	—	—
Julie S. Washington	—	—	—	—

(1) Based on the difference between the market price of our common stock on the date of exercise and the exercise price of the relevant option multiplied by the number of shares for which the option was exercised. No options to purchase our Common Stock were exercised by our Named Executive Officers in Fiscal 2012.

(2) Based on the market value of the underlying shares on vesting date multiplied by the number of shares vested.

The Company does not provide any deferred compensation arrangements or pension plans. As such, the Pension Benefits Table and Nonqualified Deferred Compensation Table have been eliminated from this proxy statement.

Potential Payments upon Termination or Change in Control

Other than with Mr. White, whose employment agreement is described below, Jamba, through its wholly owned subsidiary, Jamba Juice Company, enters into substantially identical employment agreements with each of its executive officers. Pursuant to the terms of the respective agreements, if one of our executives is terminated without cause or resigns for good reason, such executive will be entitled to (i) that executive's base salary then in effect, prorated to the date of termination, and any accrued benefits through the date of termination; (ii) a severance payment in an amount equal to twelve (12) months of the executive's then-current base salary, less applicable withholding, payable on our ordinary payroll schedule and subject to compliance with Section 409A; and (iii) payment of premiums for COBRA coverage for the applicable severance period. In the event that Ms. Luey or Mr. Schroder are terminated without cause or resigns for good reason within twelve (12) months following the effective date of a change of control of the Company, in addition to all the severance payments and benefits described above, Ms. Luey and Mr. Schroder would each be entitled to receive accelerated vesting in any previously granted restricted stock or stock options which were unvested at the time of termination, subject to the following schedule: (a) previously granted restricted stock or stock options that are up to one year vested: 50% of unvested shares subject to the grant shall vest; (b) previously granted restricted stock or stock options that are between one to two years vested: 75% of unvested shares subject to the grant shall vest; and (c) previously granted restricted stock or stock options that are two or more years vested: 100% of unvested shares subject to the grant shall vest.

Each executive's respective employment agreement supersedes all prior or simultaneous representations, discussions, negotiations, and agreements, whether written or oral between such executives and the Company or any of its subsidiaries. These agreements also provide that each executive would receive an initial base annual salary set forth in their respective agreement, subject to adjustment for merit increases or promotions and each executive would be entitled to receive stock options and bonus payments, each as approved by the Compensation Committee.

In connection with Mr. White's appointment as President and Chief Executive Officer, the Company, through its wholly-owned subsidiary, Jamba Juice Company, entered into a three year employment agreement with Mr. White dated November 17, 2008, which automatically renewed for a subsequent two-year term through December 1, 2013 upon completion of the initial three year term. In the event Mr. White is terminated without cause or resigns for good reason independent of a change of control (as such term is defined in Mr. White's employment agreement), he will be entitled to a severance payment equal to: (A) one year of his base salary then in effect on the date of termination; (B) the average annual cash bonus paid to him for the most recent three years of employment and (C) payment of premiums for COBRA coverage for a twelve-month period. In the event Mr. White is terminated without cause or resigns for good reason within 12 months of a change in control, he will be entitled to a severance payment equal to: (A) eighteen months of his base salary then in effect on the date of termination; (B) a payment equal to one and one-half times the annual target bonus based on the most recent target bonus paid to him; and (C) payment of premiums for COBRA coverage for the eighteen-month period. In addition, Mr. White will be entitled to one year of accelerated vesting in any unvested stock options in the event of a termination without cause or resignation for good reason. In addition, Mr. White's agreement provides that he was originally entitled to an annual base salary of $550,000, a one-time signing bonus of $100,000, less applicable withholding, which was paid in a lump sum payment in Fiscal 2008, an annual performance bonus of up to 100% of his base salary then in effect based on targets established by the Board or an appropriate committee thereof and a retention bonus equal to the lesser of $500,000, less applicable withholdings, or such amount as would result in a net of tax amount equal to $300,000 to be paid in a lump sum payment as of the Company's first regular payroll date following commencement of Mr. White's employment. One third of the retention bonus vests ratably on each anniversary of the effective date of Mr. White's employment agreement. Pursuant to the terms of the agreement Mr. White also received a grant of an option to purchase 1,500,000 shares of Common Stock outside of our 2006 Employee, Director and Consultant Stock Plan, which vested 25% per year on each anniversary of the effective date of Mr. White's employment agreement. Mr. White's base salary increased by 4.5% in Fiscal 2012 as described above in the section entitled *EXECUTIVE COMPENSATION — Compensation Discussion and Analysis.*

The exact definitions of "cause," "constructive termination" and "change of control" are defined in each respective and applicable agreement.

The following table presents our estimate of the dollar value of the payments and benefits payable to our Named Executive Officers upon the occurrence of a termination without cause or resignation for good reason under the circumstances noted above, assuming that such event occurred on January 1, 2013, the last day of Fiscal 2012. The actual amounts that would be paid to any Named Executive Officer can only be determined at the time of an actual termination of employment and would vary from those listed below.

	Cash Severance(1)	Equity Acceleration(2)	COBRA Premium(3)
Current officers:			
James D. White	$964,021(4)	—	$15,273
Karen L. Luey	$328,000	—	$15,273
Bruce Schroder	$300,000	—	$15,273
Julie S. Washington	$285,000	—	$15,273

(1) Reflects 12 months continued salary for each officer.
(2) No officer is entitled to acceleration of vesting not in connection with a change in control.
(3) Assumes maximum payment of COBRA premiums for the entire severance period covered by the applicable agreement.
(4) Includes a payment equal to the average annual cash bonus paid to Mr. White for the most recent three years of employment.

The following table presents our estimate of the dollar value of the payments and benefits payable to our named executive officers in connection with a change of control under the circumstances noted above, assuming that such event occurred on January 1, 2013, the last day of Fiscal 2012. The actual amounts that would be paid to any Named Executive Officer can only be determined at the time of an actual termination of employment and would vary from those listed below.

	Cash Severance(1)	Equity Acceleration(2)	COBRA Premium(3)
Current officers:			
James D. White	$1,725,000(4)	$66,000	$22,910
Karen L. Luey	$ 328,000	$28,368	$15,273
Bruce Schroder	$ 300,000	$27,468	$15,273
Julie S. Washington	$ 285,000	—	$15,273

(1) Reflects 18 months continued salary for Mr. White and 12 months continued salary for other current officers.
(2) Calculated based on the assumption that triggering event takes place on January 1, 2013, the last trading day of Fiscal 2012. Reflects the value of accelerated vesting of outstanding equity awards based on the fair market value of $2.24 per share as of the last trading day of Fiscal 2012. Acceleration of outstanding equity awards with an exercise price above $2.24 per share is not reflected.
(3) Assumes maximum payment of COBRA premiums for the entire severance period covered by the applicable agreement.
(4) Includes a payment equal to one and one-half times the most recent annual target bonus paid to Mr. White.

Change in Control Arrangements in our Equity Compensation Plans

Pursuant to the terms of the 2006 Stock Plan, holders of stock rights granted thereunder may be entitled to accelerated vesting upon the occurrence of a "Corporate Transaction," which is defined as a merger or a sale of all or substantially all of the Company's assets.

Should a Corporate Transaction occur, the Board of Directors, or the board of directors of any entity assuming the obligations of the Company thereunder, may generally:

- make appropriate provision for the continuation of such stock rights by substituting, on an equitable basis, either the consideration payable with respect to the number of outstanding shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity;
- upon written notice to the holders, provide that all stock rights must be exercised (either (a) to the extent then exercisable or (b) at the discretion of the Board of Directors, all options or stock rights being made fully exercisable for purposes of the 2006 Stock Plan), within a specified number of days of the date of such notice, at the end of which period the options or stock rights shall be terminated; or
- terminate all options or stock rights in exchange for a cash payment equal to the excess of the fair market value, less the relevant exercise price, if any, of the shares subject to such stock rights (either (a) to the extent then exercisable or (b) at the discretion of the Board of Directors, all options or stock rights being made fully exercisable for purposes of the 2006 Stock Plan).

In addition, options or stock awards granted under the 1994 Plan and the 2001 Plan which were assumed by the Company pursuant to and in accordance with its merger with Jamba Juice Company may also be entitled to accelerated vesting in certain circumstances.

Pursuant to the 1994 Plan, the Board of Directors has the full authority, but not the obligation, to specify any rules, procedures, adjustments or matters with respect to the 1994 Plan or any options issued under the 1994 Plan in connection with any reorganization, merger, reverse merger, recapitalization, reclassification, stock split, reverse split, combination of shares, sale of all or substantially all of the assets of the Company, sale of the Company or other corporate event or transaction, including, without limitation, modifying any applicable vesting provisions, adjusting the amount of outstanding options, and/or terminating the 1994 Plan.

Pursuant to the 2001 Plan, the Board of Directors, in the event of a "Change in Control," shall have the right, but not the obligation, to accelerate the vesting or termination of restriction, limitation or repurchase rights applicable to such stock awards. As defined in the 2001 Plan, "Change in Control" means:

- a sale of substantially all of the assets of the Company;
- a merger or consolidation in which the Company is not the surviving corporation;
- a reverse merger in which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property; or
- the acquisition by any person, entity or group of securities of the Company representing at least 50% of the combined voting power entitled to vote in the election of Directors.

COMPENSATION OF MEMBERS OF OUR BOARD OF DIRECTORS

The following table sets forth information concerning the compensation earned or paid during Fiscal 2012 by each individual who served as a director at any time during Fiscal 2012, except for Mr. White(1), who does not receive compensation for serving as a director under the Company's compensation policy for non-employee directors since he is an employee of the Company:

2012 DIRECTOR COMPENSATION

Name	Board Fees Earned or Paid in Cash ($)(2)	Board Fees Earned or Paid in Stock ($)	Other Fees Earned or Paid in Cash ($)	Option and RSU Awards ($)(3)	Total ($)
Beth Bronner(4)	—	—	—	—	—
Michael Depatie	60,000	—	—	29,300	89,300
Richard L. Federico	70,000	—	—	29,300	99,300
Andrew R. Heyer(5)	19,615	—	—	17,439	37,054
Lesley H. Howe	100,000	—	—	29,300	129,300
Marvin Igelman	60,000	—	—	29,300	89,300
David A. Pace(6)	23,077	—	—	19,537	42,614
Brian Swette	40,000	45,000(7)(8)	—	29,300	114,300
Fritzi Woods	30,000	30,000(7)	—	29,300	89,300

(1) See the 2012 Summary Compensation Table above for disclosure related to Mr. White who is our current President and Chief Executive Officer. Mr. White is our only employee director and does not receive any additional compensation for his services as a member of our Board of Directors.

(2) Fees earned are based on membership on the Board and participation in Board or committee chairmanship positions.

(3) Represents the aggregate fair market value of stock options and restricted stock units calculated in accordance with the fair value method. For more information on this calculation see Footnote 4 to the 2012 Summary Compensation Table above.

(4) Fees payable for Board services provided by Ms. Bronner pursuant to the terms of our Non-Employee Director Compensation Policy were paid to Mistral Capital Management, LLC. Ms. Bronner resigned from the Board of Directors effective September 10, 2012.

(5) Represents compensation paid to Mr. Heyer for Board services provided by Mr. Heyer after he became an independent director on September 5, 2012. Prior to this date, fees payable for Board services provided by Mr. Heyer pursuant to the terms of our Non-Employee Director Compensation Policy were paid to Mistral Capital Management, LLC.

(6) Mr. Pace began serving as a member of the Board on August 15, 2012.

(7) Mr. Swette and Ms. Woods elected to receive one-half of his and her respective Board member cash compensation in an equally valued stock grant.

(8) Mr. Swette received a late payment of an additional amount of Board member cash compensation in an equally valued stock grant.

Compensation of Directors

It is the general policy of the Board of Directors that compensation for non-employee directors should be a mix of cash and equity-based compensation. Director compensation is generally reviewed annually by the Compensation and Executive Development Committee, with any changes made by the committee generally becoming effective commencing after the Annual Meeting of Stockholders. All Board members are entitled to reimbursement by the Company for reasonable travel to and from meetings of the Board, and reasonable food and lodging expenses incurred in connection therewith.

The Compensation and Executive Development Committee amends our Non-Employee Director Compensation Policy from time to time to ensure that compensation levels are fair and appropriate. As amended to date, non-employee members of our Board are compensated in the following manner:

	Cash Compensation $(1)	Equity Compensation
Annual Retainer:		
Board Member	60,000(4)	(2)
Chairman of the Board (additional)	40,000	—
Lead Director (additional)	20,000(3)	—
Audit Committee Chair (additional)	20,000	—
Compensation and Executive Development Committee Chair (additional)	10,000	—
Nominating and Corporate Governance Committee Chair (additional)	10,000	—

(1) Assumes service for a full year; directors who serve for less than the full year are entitled to receive a pro rated portion of the applicable payment. Each "year", for purposes of the Director Compensation Policy, begins on the date of our annual meeting of stockholders. Each director can elect, in lieu of one-half of their Board Member cash compensation, to take an equally valued stock grant.

(2) From the 2011 Annual Meeting Date until the 2012 Annual Meeting Date, the annual grant of options given to each director was 25,000. Effective following the 2012 Annual Meeting Date until the 2013 Annual Meeting Date, the annual grant of options given to each director was replaced with an annual grant of 10,000 restricted stock units. The restricted stock units were granted pursuant to the 2006 Employee, Director and Consultant Stock Plan (the "2006 Stock Plan") and vest over a period of one year, at a rate of 25% per three-month period following the 2012 annual meeting of stockholders. Effective following the 2013 Annual Meeting Date, the annual grant of restricted stock units will be increased to 20,000 restricted stock units (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock of the Company occurring after February 26, 2013). The restricted stock units will be granted pursuant to the 2006 Stock Plan or any successor equity plan and will vest over a period of one year, at a rate of 25% per three-month period following the 2013 annual meeting of stockholders, subject to continued service on the Board of Directors.

(3) The Lead Director position became effective following the 2010 Annual Meeting Date when James D. White, our President and Chief Executive Officer, assumed the additional position of Chairman of the Board. Mr. White will not receive any additional Board compensation for serving in the role of Chairman.

(4) Andrew Heyer and Beth Bronner were previously elected by the former holders of the Series B-1 Preferred and, as such, did not personally receive any compensation for their Board services. The Company did, however, pay the Board fees otherwise payable to them to Mistral Capital Management, L.L.C. However, effective September 5, 2012, Mr. Heyer became an independent member of the Board eligible to personally receive compensation. See the section above entitled *CORPORATE GOVERNANCE — Certain Relationships and Related Transactions* for more information.

Other than as provided above, there were no other arrangements pursuant to which any director was compensated during the fiscal year ended January 1, 2013 for service as a director.

EQUITY COMPENSATION PLAN INFORMATION

The Company maintains four stock-based compensation plans. The Company's 2006 Employee, Director and Consultant Stock Plan was approved by the Company's stockholders on November 28, 2006, and currently provides for the granting of up to eight million shares of common stock in the form of nonqualified and incentive stock options, stock grants or other stock-based awards to employees, non-employee directors and consultants. The Company's 2010 Employee Stock Purchase Plan was approved by the Company's stockholders on May 20, 2010 and provides an investment benefit to our employees by making available for purchase three million shares of common stock. In connection with our merger with Jamba Juice Company, the Company assumed the outstanding options under the 1994 Plan and the 2001 Plan which provided for granting nonqualified and incentive stock options to employees, non-employee directors and consultants. No additional grants are available under the 1994 Plan and the 2001 Plan. The following table sets forth information regarding outstanding options and shares reserved for future issuance under the foregoing plans as of January 1, 2013:

Plan Category(1)	Number of shares to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options, (b)($)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)(3)
Equity compensation plans approved by stockholders	4,649,224	2.62	3,860,212
Equity compensation plans not approved by stockholders(2)	1,500,000	0.60	—
Total	6,149,224		3,860,212

(1) The information presented in this table excludes options assumed by the Company in connection with the merger with Jamba Juice Company. As of January 1, 2013, 99,193 shares of the Company's Common Stock were issuable upon exercise of these assumed options, at a weighted average exercise price of $8.48 per share.

(2) Represents an option to purchase 1,500,000 shares of our Common Stock granted to Mr. White outside of the 2006 Employee, Director and Consultant Stock Plan. The grant of this option did not require approval by our stockholders due to its qualification under the "inducement grant exception" provided by Nasdaq Listing Rule 5635(c)(4).

(3) Included 926,666 shares available for future issuance under 2006 Employee, Director and Consultant Stock Plan and 2,933,546 shares available for future issuance under the 2010 Employee Stock Purchase Plan.

PROPOSAL NO. 3

TO APPROVE AN AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, TO EFFECT A REVERSE STOCK SPLIT OF OUR COMMON STOCK, $0.001 PAR VALUE PER SHARE, AT A RATIO OF 1:5, AND PROPORTIONATE REDUCTION OF THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK.

General

Our Board of Directors has adopted and is recommending that our stockholders approve an amendment to our Restated Certificate, and thereby authorize the Board of Directors to effect a reverse stock split of our outstanding shares of common stock. Our stockholders are being asked to approve the proposal that Article FOURTH of our Restated Certificate be amended to effect a reverse stock split of the issued and outstanding shares of common stock (such split to combine every five (5) whole shares, into one (1) share). Pursuant to the General Corporation Law of the State of Delaware, our state of incorporation, the Board of Directors must adopt any amendment to our Restated Certificate and submit the amendment to stockholders for their approval. The form of amendment to our Restated Certificate to effect the reverse stock split is attached as **Appendix B** to this proxy statement. Although our stockholders may approve the reverse stock split, we will not effect the reverse stock split if the Board of Directors does not deem it to be in the best interests of the Company and its stockholders.

The proposed amendment to our Restated Certificate to effect the reverse stock split will correspondingly reduce the number of authorized shares of common stock but will not change the number of authorized shares of preferred stock, or the par value of common stock or preferred stock. As of the date of this proxy statement, we do not have any current plans, arrangements or understandings relating to the issuance of any additional shares of authorized common stock that will become available following the reverse stock split.

Purpose and Background of the Reverse Stock Split

The Board of Directors believes that a reverse stock split is desirable and should be approved by stockholders for a number of reasons, including:

- *Increase in Eligible Investors.* A reverse stock split would allow a broader range of institutions to invest in the Company's stock (namely, funds that are prohibited from buying stocks with a price below a certain threshold), potentially increasing trading volume and liquidity.
- *Increased Analyst and Broker Interest.* A reverse stock split would help increase analyst and broker interest in the Company's stock as their policies can discourage them from following or recommending companies with lower stock prices. Because of the trading volatility often associated with lower-priced stocks, many brokerage houses and institutional investors have adopted internal policies and practices that either prohibit or discourage them from investing in such stocks or recommending them to their customers. Some of those policies and practices may also function to make the processing of trades in lower-priced stocks economically unattractive to brokers. Additionally, because brokers' commissions on transactions in lower-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of the Company's common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher.

Principal Effects of the Reverse Stock Split

If the stockholders approve the proposal to authorize the Board of Directors to implement the reverse stock split and the Board of Directors implements the reverse stock split, we will amend and restate Article FOURTH of our Restated Certificate (which sets forth our authorized capital), to read as set forth in **Appendix B**.

The reverse stock split will be effected simultaneously for all issued and outstanding shares of common stock. The reverse stock split will affect all of our common stockholders uniformly and will not affect any stockholder's percentage ownership interests in the Company, except to the extent that the reverse stock split results in any of our stockholders owning a fractional share. After the reverse stock split, the shares of our common stock and preferred stock will have the same proportional voting rights and rights to dividends and distributions and will be identical in all other respects to our common stock and preferred stock now authorized (with the conversion price of our preferred stock being proportionately increased). The reverse stock split will not affect the Company continuing to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The reverse stock split is not intended to be, and will not have the effect of, a "going private transaction" covered by Rule 13e-3 under the Exchange Act.

The reverse stock split may result in some stockholders owning "odd-lots" of less than 100 shares of our common stock. Brokerage commissions and other costs of transactions in odd-lots are generally higher than the costs of transactions in "round-lots" of even multiples of 100 shares.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates, if Applicable

If the certificate of amendment is approved by the Company's stockholders, and if at such time the Board of Directors still believes that a reverse stock split is in the best interests of the Company and its stockholders, the Company will file the certificate of amendment with the Secretary of State of the State of Delaware at such time as the Board of Directors deems appropriate to effect the reverse stock split. The Board of Directors may delay effecting the reverse stock split without re-soliciting stockholder approval.

Beginning on the effective date of the split, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares. We intend to treat stockholders holding shares of our common stock in "street name" (that is, held through a bank, broker or other nominee) in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares of our common stock in "street name;" however, these banks, brokers or other nominees may apply their own specific procedures for processing the reverse stock split. If you hold your shares of common stock with a bank, broker or other nominee, and if you have any questions in this regard, we encourage you to contact your nominee.

As soon as practicable after the effective date of the split, stockholders will be notified that the reverse stock split has been effected. If you hold shares of our stock in a book-entry form, you will receive a transmittal letter from the Company's transfer agent as soon as practicable after the effective time of the reverse stock split with instructions on how to exchange your shares. After you submit your completed transmittal letter, if you are entitled to post-split shares of our common stock, a transaction statement will be sent to your address of record as soon as practicable after the effective date of the split indicating the number of shares of common stock you hold. If you are entitled to a payment in lieu of any fractional interest, a check will be mailed to you at your registered address as soon as practicable after the effective date of the split. See "Fractional Shares" below for additional information.

Some stockholders hold their shares of common stock in certificate form or a combination of certificate and book-entry forms. We expect that our transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates, if applicable. If you are a stockholder holding pre-split shares in certificate form, you will receive a transmittal letter from the Company's transfer agent as soon as practicable after the effective time of the reverse stock split. The transmittal letter will be accompanied by instructions specifying how you can exchange your certificate representing the pre-split shares for a statement of holding, together with any payment of cash in lieu of fractional shares to which you are entitled. When you submit your certificate representing the pre-split shares, your post-split shares will be held electronically in book-entry form. This means that, instead of receiving a new stock certificate, you will receive a statement of holding that indicates the number of post-split shares you own in book-entry form. We will no longer issue physical stock certificates unless you make a specific request for a share certificate representing your post-split ownership interest. **STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.**

If you are entitled to a payment in lieu of any fractional share interest, payment will be made as described below under "Fractional Shares."

Effect on Authorized and Outstanding Shares

The following table illustrates the effects on our common stock of the reverse stock split:

Common Stock:	Number of Shares as of March 15, 2013 Prior to Reverse Stock Split	After Reverse Stock Split
Total Authorized	150,000,000	30,000,000
Total Issued and Outstanding	82,454,698	16,490,939
Authorized but Not Issued	67,545,302	13,509,061

As of March 15, 2013 there were one million shares of preferred stock authorized with 26,109 shares of our Series B-2 Preferred Stock issued and outstanding. The total number of authorized shares of preferred stock will not be affected by the reverse stock split and 26,109 shares of Series B-2 Preferred Stock will be issued and outstanding if no conversions of such stock take place thereafter.

Effect on Stock Plans

The proposed reverse stock split will reduce the number of shares of common stock available for issuance under the Company's employee and director equity plans in proportion to the exchange ratio (including the 2013 Equity Incentive Plan which the stockholders are being asked to approve at the 2013 annual meeting — see Proposal 4). Under the terms of the Company's outstanding equity awards, the proposed reverse stock split will cause a reduction in the number of shares of common stock issuable upon exercise or vesting of such awards in proportion to the exchange ratio of the reverse stock split and will cause a proportionate increase in the exercise price of such awards to the extent they are stock options. The number of shares of common stock issuable upon exercise or vesting of outstanding equity awards will be rounded to the nearest whole share and no cash payment will be made in respect of such rounding.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares, because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the Company's transfer agent of all fractional shares otherwise issuable. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where the Company is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by the Company or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Accounting Matters

The reverse stock split will not affect the common stock capital account on our balance sheet. However, because the par value of our common stock will remain unchanged on the effective date of the split, the components that make up the common stock capital account will change by offsetting amounts. The stated capital component will be reduced to an amount equal to one-fifth (1/5) of its present amount, and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. The per share net income or loss and net book value of our common stock will be increased because there will be fewer shares of common stock outstanding. Prior periods' per share amounts will be restated to reflect the reverse stock split.

No Dissenters' Rights

Under the General Corporation Law of the State of Delaware, the Company's stockholders will not be entitled to dissenters' rights with respect to the reverse stock split, and we do not intend to independently provide stockholders with any such right.

Material United States Federal Income Tax Consequences of the Reverse Stock Split

The following discussion describes the material United States Federal income tax consequences to "U.S. holders" (as defined below) of Company common stock relating to the reverse stock split. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service ("IRS"), and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). We have not obtained a ruling from the IRS or an opinion of legal or tax counsel with respect to the tax consequences of the reverse stock split. The following discussion is for informational purposes only and is not intended as tax or legal advice. Each holder should seek advice based on the holder's particular circumstances from an independent tax advisor.

For purposes of this discussion, the term "U.S. holder" means a beneficial owner of Company common stock that is for United States Federal income tax purposes:

- an individual citizen or resident of the United States;
- a corporation (or other entity treated as a corporation for U.S. Federal income tax purposes) organized under the laws of the United States, any state, or the District of Columbia;
- an estate with income subject to United States Federal income tax regardless of its source; or
- a trust that (a) is subject to primary supervision by a United States court and for which United States persons control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

This discussion assumes that a U.S. holder holds Company common stock as a capital asset within the meaning of Code Section 1221. This discussion does not address all of the tax consequences that may be relevant to a particular Company stockholder or to Company stockholders that are subject to special treatment under United States Federal income tax laws including, but not limited to, banks, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts, persons that are broker-dealers, traders in securities who elect the mark-to-market method of accounting for their securities, certain former citizens or long-term residents of the U.S., or Company stockholders holding their shares of Company common stock as part of a "straddle," "hedge," "conversion transaction," or other integrated transaction. This discussion also does not address the tax consequences to the Company, or to Company stockholders that own 5% or more of the Company's common stock, are affiliates of the Company, or are not U.S. holders. In addition, this discussion does not address other United States Federal taxes (such as gift or estate taxes or alternative minimum taxes), the tax consequences of the reverse stock split under state, local, or foreign tax laws or certain tax reporting requirements that may be applicable with respect to the reverse stock split. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

If a partnership (or other entity treated as a partnership for United States Federal income tax purposes) is a Company stockholder, the tax treatment of a partner in the partnership, or any equity owner of such other entity will generally depend upon the status of the person and the activities of the partnership or other entity treated as a partnership for United States Federal income tax purposes.

Tax Consequences of the Reverse Stock Split Generally

We believe that the reverse stock split will qualify as a "reorganization" under Section 368(a)(1)(E) of the Code, with the following consequences:

- A U.S. holder will not recognize any gain or loss as a result of the reverse stock split (except to the extent of cash received in lieu of a fractional share).

- A U.S. holder's aggregate tax basis the U.S. holder's post-reverse stock split shares will be equal to the aggregate tax basis in the pre-reverse stock split shares exchanged therefor, reduced by the amount of the adjusted basis of any pre-reverse stock split shares exchanged for such post-reverse stock split shares that is allocated to any fractional share for which cash is received.
- A U.S. holder's holding period for the post-reverse stock split shares will include the period during which such stockholder held the pre-reverse stock split shares surrendered in the reverse stock split.

Cash Received Instead of a Fractional Share

A U.S. holder who receives cash instead of a fractional share of post-reverse stock split shares will be treated as having received the fractional share of post-reverse stock split shares pursuant to the reverse stock split and then as having exchanged the fractional share of post-reverse stock split shares for cash in a transaction treated as a sale of the shares. Gain or loss generally will be recognized based on the difference between the amount of cash received and the portion of the U.S. holder's adjusted tax basis of the pre-reverse stock split shares exchanged in the reverse stock split which is allocable to such fractional share. Such gain or loss generally will be long-term capital gain or loss if the U.S. holder's holding period for such pre-reverse stock split shares is more than one year as of the effective date of the reverse stock split, and otherwise will be short-term capital gain or loss.

Information Reporting and Backup Withholding

Cash payments received by a U.S. holder of Company common stock pursuant to the reverse stock split are subject to information reporting, and may be subject to backup withholding at the applicable rate specified by the U.S. Internal Revenue Service (currently 28%) if the holder fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional United States Federal income tax. Rather, the U.S. Federal income tax liability of the person subject to backup withholding will be reduced by the amount of the tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is timely furnished to the IRS.

Vote Required and Board of Directors Recommendation

Approval of the amendment to our Restated Certificate to effect the reverse stock split requires an (i) affirmative vote of at least a majority of the common stock outstanding and entitled to vote on this proposal and (ii) the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote on this proposal. Abstentions and broker non-votes (to the extent a broker does not exercise its authority to vote) will be counted towards the vote total for this proposal and will have the same effect as "against" votes.

THEREFORE, THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF AN AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF OUR COMMON STOCK, $0.001 PAR VALUE PER SHARE, AT A RATIO OF 1:5 AND A CORRESPONDING REDUCTION OF OUR AUTHORIZED COMMON STOCK BY THE SAME PROPORTION.

PROPOSAL 4

TO APPROVE ADOPTION OF THE 2013 EQUITY INCENTIVE PLAN

At the 2013 annual meeting of stockholders, the stockholders will be asked to approve the Jamba, Inc. 2013 Equity Incentive Plan (the "2013 Plan"). The Board of Directors adopted the 2013 Plan on February 27, 2013, subject to and effective upon its approval by stockholders. The 2013 Plan is intended to replace our Amended and Restated 2006 Employee, Director and Consultant Plan (the "Predecessor Plan"). If the stockholders approve the 2013 Plan, it will become effective on the day of the 2013 annual meeting, and no further awards will be granted under the Predecessor Plan, which will be terminated.

We operate in a challenging marketplace in which our success depends to a great extent on our ability to attract and retain employees, directors and other service providers of the highest caliber. One of the tools our Board of Directors regards as essential in addressing these challenges is a competitive equity incentive program. Our equity compensation program is designed to provide a vehicle under which a variety of stock-based and other awards can be granted to service providers (including, employees, consultants and directors) of the Company.

The 2013 Plan authorizes the Compensation Committee to provide incentive compensation in the form of stock options, stock appreciation rights ("SARs"), restricted stock and stock units, performance shares and units, other stock-based awards, cash-based awards and deferred compensation awards. Under the 2013 Plan, we will be authorized to issue up to 9,000,000 shares, reduced proportionately in the event the reverse stock split contemplated by Proposal 3 is effected and for awards made under the Predecessor Plan after January 1, 2013 (on the basis of one share for every one share granted pursuant to awards of options and SARs, and 1.46 shares for every one share granted pursuant to awards other than options and SARs). The Compensation Committee believes this share reserve will help ensure that there are sufficient shares available to provide adequate equity incentives to its service providers until December 31, 2016 based on historical grant practices. However, there can be no assurance that this number will be sufficient and the Company may need to request an additional share increase prior to such date.

The 2013 Plan is designed to help the Company comply with the rules relating to its ability to deduct in full for federal income tax purposes the compensation recognized by its executive officers in connection with certain types of awards. Section 162(m) of the Internal Revenue Code (the "Code") generally denies a corporate tax deduction for annual compensation exceeding $1 million paid to the chief executive officer or any of the three other most highly compensated officers of a publicly held company other than the chief financial officer. However, qualified performance-based compensation is excluded from this limit. To enable compensation in connection with stock options, stock appreciation rights, certain restricted stock and restricted stock unit awards, performance shares, performance units and certain other stock-based awards and cash-based awards granted under the 2013 Plan that are intended to qualify as "performance-based" within the meaning of Section 162(m), the stockholders are being asked to approve certain material terms of the 2013 Plan. By approving the 2013 Plan, the stockholders will be specifically approving, among other things:

- the eligibility requirements for participation in the 2013 Plan;
- the maximum numbers of shares for which stock-based awards may be granted to an employee in any fiscal year;
- the maximum dollar amount that a participant may receive under a cash-based award for each fiscal year contained in the performance period; and
- the performance measures that may be used by the Compensation Committee to establish the performance goals applicable to the grant or vesting of awards of restricted stock, restricted stock units, performance shares, performance units, other stock-based awards and cash-based awards that are intended to result in qualified performance-based compensation.

While we believe that compensation provided by such awards under the 2013 Plan generally will be deductible by the Company for federal income tax purposes, under certain circumstances, such as a change in control of the Company, compensation paid in settlement of certain awards may not qualify as performance-based. In addition, the 2013 Plan permits the grant of certain awards which would not qualify as "performance-based" compensation under Section 162(m).

The following table sets forth certain information about all of the equity incentive plans:

Number of shares that will be authorized for future grant after stockholder approval of the 2013 Plan(1)	9,000,000
Number of shares relating to outstanding stock options at January 1, 2013	6,248,417
Number of shares outstanding at January 1, 2013 relating to restricted stock and restricted stock unit awards	1,234,000
Weighted average remaining term of outstanding options (years)	6.53
Weighted average exercise price of outstanding options	$ 2.23

(1) The number of shares authorized will be reduced proportionately in the event the reverse stock split contemplated by Proposal 3 is effected. Grants of stock-based awards other than options or SARs will count against the authorization as 1.46 shares. The authorization will also be reduced by the number of shares granted under the Predecessor Plan between January 2, 2013 and the date of stockholder approval of the 2013 Plan, and shares subject to awards under the Predecessor Plan that expire or are forfeited after January 1, 2013 will again be available for grant under the 2013 Plan.

On January 1, 2013, the last reported sale price of the company common stock on the NASDAQ Stock Market was $2.24 per share.

The Board of Directors believes that the 2013 Plan will serve a critical role in attracting and retaining the high caliber employees, consultants and directors essential to our success and in motivating these individuals to strive to meet our goals. Therefore, the Board urges you to vote to approve the adoption of the 2013 Plan.

Summary of the 2013 Plan

The following summarizes the principal features of the 2013 Plan which is set forth in its entirety as **Appendix C** to this Proxy Statement. The following summary is qualified in its entirety by reference to **Appendix C**.

General. The purpose of the 2013 Plan is to advance the interests of the Company and its stockholders by providing an incentive program that will enable the Company to attract and retain employees, consultants and directors and to provide them with an equity interest in the growth and profitability of the Company. These incentives are provided through the grant of stock options, SARs, restricted stock, restricted stock units, performance shares, performance units, other stock-based awards, cash-based awards and deferred compensation awards.

Authorized Shares. Subject to certain equitable adjustments for capital structure changes, including the effectiveness of any reverse stock split contemplated by Proposal 3 and as described in more detail below, the maximum aggregate number of shares authorized for issuance under the 2013 Plan is 9,000,000, reduced for awards made under the Predecessor Plan after January 1, 2013 (on the basis of one share for every one share granted pursuant to awards of options and SARs, and 1.46 shares for every one share granted pursuant to awards other than options and SARs). Any shares that are subject to options or SARs will be counted against this limit as one share for every one share granted, and any shares that are subject to awards other than options or SARs will be counted against this limit as 1.46 shares for every one share granted. After the 2013 Plan's effective date, no awards may be granted under the Predecessor Plan.

Share Counting. Each share subject to a stock option or SAR will reduce the number of shares remaining available for grant under the 2013 Plan by one share. However, each share subject to a "full value" award (*i.e.*, an award settled in stock, other than an option, SAR, or other award that requires the participant to purchase shares for their fair market value determined at grant) will reduce the number of shares remaining available for grant under the 2013 Plan by 1.46 shares.

If any award granted under the 2013 Plan expires or otherwise terminates for any reason without having been exercised or settled in full, or if shares subject to forfeiture or repurchase are forfeited or repurchased by the Company for not more than the participant's purchase price, any such shares reacquired or subject to a terminated award will again become available for issuance under the 2013 Plan. Shares will not be treated as having been issued under the 2013 Plan and will therefore not reduce the number of shares available for issuance to the extent an award is settled in cash. Shares that are withheld or reacquired by the Company in satisfaction of a tax withholding obligation for an option or stock appreciation right, or that are tendered in payment of the exercise price of an option will not be made available for new awards under the 2013 Plan. Upon the exercise of a SAR or net-exercise of an option, the number of shares available under the 2013 Plan will be reduced by the gross number of shares for which the award is exercised. Shares that become available for issuance under the 2013 Plan as described in this paragraph shall become available for issuance based on the same ratio set for above.

In addition, after January 1, 2013, shares from the Predecessor Plan will become available for issuance under the 2013 Plan in the same manner as described in the preceding paragraph.

Adjustments for Capital Structure Changes. Appropriate and proportionate adjustments will be made to the number of shares authorized under the 2013 Plan, to the numerical limits on certain types of awards described below, and to outstanding awards in the event of any change in our common stock through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares or similar change in our capital structure, or if we make a distribution to our stockholders in a form other than common stock (excluding normal cash dividends) that has a material effect on the fair market value of our common stock. In such circumstances, the Compensation Committee also has the discretion under the 2013 Plan to adjust other terms of outstanding awards as it deems appropriate.

Other Award Limits. To enable compensation provided in connection with certain types of awards intended to qualify as "performance-based" within the meaning of Section 162(m) of the Code, the 2013 Plan establishes a limit on the maximum aggregate number of shares or dollar value for which such awards may be granted to an employee in any fiscal year which are intended to qualify as performance-based awards under Section 162(m) of the Code, as follows:

- No more than 1,500,000 shares issuable upon the grant of options or stock appreciation rights may be granted to a participant during any fiscal year; provided for a newly hired participant, this number shall be 3,000,000. In addition, the foregoing limitation also applies to the shares which are referenced in a cash-settled stock appreciation right.
- No more than 1,000,000 of shares subject to "full value" awards per each fiscal year in a performance period shall be available for issuance to any participant; provided, however, that with respect to a newly hired participant, this number shall be 2,000,000.
- With respect to a performance-based award payable in cash, the maximum amount shall be $9,000,000 for each fiscal year in the performance period.

In addition, to comply with applicable tax rules, the 2013 Plan also limits to 9,000,000 the number of shares that may be issued upon the exercise of incentive stock options granted under the 2013 Plan; as adjusted in accordance with the terms of the 2013 Plan.

Notwithstanding any other provision of the 2013 Plan to the contrary, the aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all awards granted to any nonemployee director during any single calendar year shall not exceed $400,000.

Administration. The 2013 Plan generally will be administered by the Compensation Committee of the Board of Directors, although the Board of Directors retains the right to appoint another of its committees to administer the 2013 Plan or to administer the 2013 Plan directly. In the case of awards intended to qualify for the performance-based compensation exemption under Section 162(m) of the Code, administration of the 2013 Plan must be by a compensation committee comprised solely of two or more "outside directors" within the meaning of Section 162(m). (For purposes of this summary, the term "Committee" will refer to either such duly appointed committee or the Board of Directors.) Subject to the provisions of the 2013 Plan, the Committee determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of awards, and all of their terms and conditions. The Committee may, subject to certain limitations on the exercise of its discretion required by Section 162(m) or otherwise provided by the 2013 Plan, amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award. The 2013 Plan provides, subject to certain limitations, for indemnification by the Company of any director, officer or employee against all reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the 2013 Plan. All awards granted under the 2013 Plan will be evidenced by a written or digitally signed agreement between the Company and the participant specifying the terms and conditions of the award, consistent with the requirements of the 2013 Plan. The Committee will interpret the 2013 Plan and awards granted thereunder, and all determinations of the Committee generally will be final and binding on all persons having an interest in the 2013 Plan or any award.

Prohibition of Option and SAR Repricing. The 2013 Plan expressly provides that, without the approval of a majority of the votes cast in person or by proxy at a meeting of our stockholders, the Committee may not provide for any of the following with respect to underwater options or stock appreciation rights: (1) either the cancellation of such outstanding options or stock appreciation rights in exchange for the grant of new options or stock appreciation rights at a lower exercise price or the amendment of outstanding options or stock appreciation rights to reduce the exercise price, (2) the issuance of new full value awards in exchange for the cancellation of such outstanding options or stock appreciation rights, or (3) the cancellation of such outstanding options or stock appreciation rights in exchange for payments in cash.

Eligibility. Awards may be granted to employees, directors and consultants of the Company or any present or future parent or subsidiary corporation or other affiliated entity of the Company. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of the Company or any parent or subsidiary corporation of the Company. As of January 1, 2013, we had approximately 4,300 employees, including four executive officers, and eight non-employee directors who would be eligible under the 2013 Plan.

Stock Options. The Committee may grant nonstatutory stock options, incentive stock options within the meaning of Section 422 of the Code, or any combination of these. The exercise price of each option may not be less than the fair market value of a share of our common stock on the date of grant. However, any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary corporation of the Company (a "10% Stockholder") must have an exercise price equal to at least 110% of the fair market value of a share of common stock on the date of grant.

The 2013 Plan provides that the option exercise price may be paid in cash, by check, or cash equivalent; by means of a broker-assisted cashless exercise; by means of a net-exercise procedure; to the extent legally permitted, by tender to the Company of shares of common stock owned by the participant having a fair market value not less than the exercise price; by such other lawful consideration as approved by the Committee; or by any combination of these. Nevertheless, the Committee may restrict the forms of payment permitted in connection with any option grant. No option may be exercised unless the participant has made adequate provision for federal, state, local and foreign taxes, if any, relating to the exercise of the option, including, if permitted or required by the Company, through the participant's surrender of a portion of the option shares to the Company.

Options will become vested and exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Committee. The maximum term of any option granted under the 2013 Plan is ten years, provided that an incentive stock option granted to a 10% Stockholder must have a term not exceeding five years. Unless otherwise permitted by the Committee, an option generally will remain exercisable for three months following the participant's termination of service, provided that if service terminates as a result of the participant's death or disability, the option generally will remain exercisable for 12 months, but in any event the option must be exercised no later than its expiration date, and provided further that an option will terminate immediately upon a participant's termination for cause (as defined by the 2013 Plan).

Options are nontransferable by the participant other than by will or by the laws of descent and distribution, and are exercisable during the participant's lifetime only by the participant. However, a nonstatutory stock option may be assigned or transferred to certain family members or trusts for their benefit to the extent permitted by the Committee.

Stock Appreciation Rights. The Committee may grant stock appreciation rights either in tandem with a related option (a "Tandem SAR") or independently of any option (a "Freestanding SAR"). A Tandem SAR requires the option holder to elect between the exercise of the underlying option for shares of common stock or the surrender of the option and the exercise of the related stock appreciation right. A Tandem SAR is exercisable only at the time and only to the extent that the related stock option is exercisable, while a Freestanding SAR is exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Committee. The exercise price of each stock appreciation right may not be less than the fair market value of a share of our common stock on the date of grant.

Upon the exercise of any stock appreciation right, the participant is entitled to receive an amount equal to the excess of the fair market value of the underlying shares of common stock as to which the right is exercised over the aggregate exercise price for such shares. Payment of this amount upon the exercise of a Tandem SAR may be made only in shares of common stock whose fair market value on the exercise date equals the payment amount. At the Committee's discretion, payment of this amount upon the exercise of a Freestanding SAR may be made in cash or shares of common stock. The maximum term of any stock appreciation right granted under the 2013 Plan is ten years.

Stock appreciation rights are generally nontransferable by the participant other than by will or by the laws of descent and distribution, and are generally exercisable during the participant's lifetime only by the participant. If permitted by the Committee, a Tandem SAR related to a nonstatutory stock option and a Freestanding SAR may be assigned or transferred to certain family members or trusts for their benefit to the extent permitted by the Committee. Other terms of stock appreciation rights are generally similar to the terms of comparable stock options.

Restricted Stock Awards. The Committee may grant restricted stock awards under the 2013 Plan either in the form of a restricted stock purchase right, giving a participant an immediate right to purchase common stock, or in the form of a restricted stock bonus, in which stock is issued in consideration for services to the Company rendered by the participant. The Committee determines the purchase price payable under restricted stock purchase awards, which may be less than the then current fair market value of our common stock. Restricted stock awards may be subject to vesting conditions based on such service or performance criteria as the Committee specifies, including the attainment of one or more performance goals similar to those described below in connection with performance awards. Shares acquired pursuant to a restricted stock award may not be transferred by the participant until vested. Unless otherwise provided by the Committee, a participant will forfeit any shares of restricted stock as to which the vesting restrictions have not lapsed prior to the participant's termination of service. Unless otherwise determined by the Committee, participants holding restricted stock will have the right to vote the shares and to receive any dividends paid, except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award and dividends paid in cash may be subject to such restrictions.

Restricted Stock Units. The Committee may grant restricted stock units under the 2013 Plan, which represent rights to receive shares of our common stock at a future date determined in accordance with the participant's award agreement. No monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award, the consideration for which is furnished in the form of the participant's services to the Company. The Committee may grant restricted stock unit awards subject to the attainment of one or more performance goals similar to those described below in connection with performance awards, or may make the awards subject to vesting conditions similar to those applicable to restricted stock awards. Unless otherwise provided by the Committee, a participant will forfeit any restricted stock units which have not vested prior to the participant's termination of service. Participants have no voting rights or rights to receive cash dividends with respect to restricted stock unit awards until shares of common stock are issued in settlement of such awards. However, the Committee may grant restricted stock units that entitle their holders to dividend equivalent rights, which are rights to receive additional restricted stock units for a number of shares whose value is equal to any cash dividends the Company pays.

Performance Awards. The Committee may grant performance awards subject to such conditions and the attainment of such performance goals over such periods as the Committee determines in writing and sets forth in a written agreement between the Company and the participant. These awards may be designated as performance shares or performance units, which consist of unfunded bookkeeping entries generally having initial values equal to the fair market value determined on the grant date of a share of common stock in the case of performance shares and a monetary value established by the Committee at the time of grant in the case of performance units. Performance awards will specify a predetermined amount of performance shares or performance units that may be earned by the participant to the extent that one or more performance goals are attained within a predetermined performance period. To the extent earned, performance awards may be settled in cash, shares of common stock (including shares of restricted stock that are subject to additional vesting) or any combination thereof.

Prior to the beginning of the applicable performance period or such later date as permitted under Section 162(m) of the Code, the Committee will establish one or more performance goals applicable to the award. Performance goals will be based on the attainment of specified target levels with respect to one or more measures of business or financial performance of the Company and each subsidiary corporation consolidated with the Company for financial reporting purposes, or such division or business unit of the Company as may be selected by the Committee. The Committee, in its discretion, may base performance goals on one or more of the following such measures: revenue; sales; expenses; operating income; gross margin; operating margin; earnings before any one or more of: stock-based compensation expense, interest, taxes, depreciation and amortization; pre-tax profit; net operating income; net income; economic value added; free cash flow; operating cash flow; balance of cash, cash equivalents and marketable securities; stock price; earnings per share; return on stockholder equity; return on capital; return on assets; return on investment; total stockholder return, employee satisfaction; employee retention; market share; customer satisfaction; product development; research and development expense; completion of an identified special project; and completion of a joint venture or other corporate transaction.

The target levels with respect to these performance measures may be expressed on an absolute basis or relative to an index, budget or other standard specified by the Committee. The degree of attainment of performance measures will be calculated in accordance with generally accepted accounting principles, if applicable, but prior to the accrual or payment of any performance award for the same performance period, and, according to criteria established by the Committee, excluding the effect (whether positive or negative) of changes in accounting standards or any extraordinary, unusual or nonrecurring item occurring after the establishment of the performance goals applicable to a performance award.

Following completion of the applicable performance period, the Committee will certify in writing the extent to which the applicable performance goals have been attained and the resulting value to be paid to the participant. The Committee retains the discretion to eliminate or reduce, but not increase, the amount that would otherwise be payable on the basis of the performance goals attained to a participant who is a "covered employee" within the meaning of Section 162(m) of the Code (with respect to awards intended to qualify as performance-based awards under Section 162(m) of the Code). However, no such reduction may increase the amount paid to any other participant. The Committee may make positive or negative adjustments to performance award payments to participants other than covered employees to reflect the participant's individual job performance or other factors determined by the Committee. In its discretion, the Committee may provide for a participant awarded performance shares of to receive dividend equivalent rights with respect to cash dividends paid on the Company's common stock. The Committee may provide for performance award payments in lump sums or installments. If any payment is to be made on a deferred basis, the Committee may provide for the payment of dividend equivalent rights or interest during the deferral period.

Cash-Based Awards and Other Stock-Based Awards. The Committee may grant cash-based awards or other stock-based awards in such amounts and subject to such terms and conditions as the Committee determines. Cash-based awards will specify a monetary payment or range of payments, while other stock-based awards will specify a number of shares or units based on shares or other equity-related awards. Such awards may be subject to vesting conditions based on continued performance of service or subject to the attainment of one or more performance goals similar to those described above in connection with performance awards. Settlement of awards may be in cash or shares of common stock, as determined by the Committee. A participant will have no voting rights with respect to any such award unless and until shares are issued pursuant to the award. The committee may grant dividend equivalent rights with respect to other stock-based awards. The effect on such awards of the participant's termination of service will be determined by the Committee and set forth in the participant's award agreement.

Deferred Compensation Awards. The 2013 Plan authorizes the Committee to establish a deferred compensation award program. If and when implemented, participants designated by the Committee, who may be limited to directors or members of a select group of management or highly compensated employees, may make an advance election to receive an award of stock options, stock appreciation rights, restricted stock or restricted stock units in lieu of director fees or bonuses otherwise payable in cash. The Committee will determine basis on which the number of shares subject to an equity award granted in lieu of cash compensation will be determined. Such awards will be subject to the applicable provisions of the 2013 Plan.

Change in Control. Unless otherwise defined in a participant's award or other agreement with the Company, the 2013 Plan provides that a "Change in Control" occurs upon (a) a person or entity (with certain exceptions described in the 2013 Plan) becoming the direct or indirect beneficial owner of more than 50% of the Company's voting stock; (b) stockholder approval of a liquidation or dissolution of the Company; or (c) the occurrence of any of the following events upon which the stockholders of the Company immediately before the event do not retain immediately after the event direct or indirect beneficial ownership of more than 50% of the voting securities of the Company, its successor or the entity to which the assets of the company were transferred: (i) a sale or exchange by the stockholders in a single transaction or series of related transactions of more than 50% of the Company's voting stock; (ii) a merger or consolidation in which the Company is a party; or (iii) the sale, exchange or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

If a Change in Control occurs, the surviving, continuing, successor or purchasing entity or its parent may, without the consent of any participant, either assume or continue outstanding awards or substitute substantially equivalent awards for its stock. If so determined by the Committee, stock-based awards will be deemed assumed if, for each share subject to the award prior to the Change in Control, its holder is given the right to receive the same amount of consideration that a stockholder would receive as a result of the Change in Control. In general, any awards which are not assumed, substituted for or otherwise continued in connection with a Change in Control or exercised or settled prior to the Change in Control will terminate effective as of the time of the Change in Control. Subject to the restrictions of Section 409A of the Code, the Committee may provide for the acceleration of vesting or settlement of any or all outstanding awards upon such terms and to such extent as it determines. The 2013 Plan also authorizes the Committee, in its discretion and without the consent of any participant, to cancel each or any award denominated in shares of stock upon a Change in Control in exchange for a payment to the participant with respect each vested share (and each unvested share if so determined by the Committee) subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the Change in Control transaction over the exercise price per share, if any, under the award.

Awards Subject to Section 409A of the Code. Certain awards granted under the 2013 Plan may be deemed to constitute "deferred compensation" within the meaning of Section 409A of the Code, providing rules regarding the taxation of nonqualified deferred compensation plans, and the regulations and other administrative guidance issued pursuant to Section 409A. Any such awards will be required to comply with the requirements of Section 409A. Notwithstanding any provision of the 2013 Plan to the contrary, the Committee is authorized, in its sole discretion and without the consent of any participant, to amend the 2013 Plan or any award agreement as it deems necessary or advisable to comply with Section 409A.

Amendment, Suspension or Termination. The 2013 Plan will continue in effect until its termination by the Committee, provided that no awards may be granted under the 2013 Plan following the tenth anniversary of the date the 2013 Plan was adopted by the Board. The Committee may amend, suspend or terminate the 2013 Plan at any time, provided that no amendment may be made without stockholder approval that would increase the maximum aggregate number of shares of stock authorized for issuance under the 2013 Plan, change the class of persons eligible to receive incentive stock options or require stockholder approval under any applicable law. No amendment, suspension or termination of the 2013 Plan may affect any outstanding award unless expressly provided by the Committee, and, in any event, may not have a materially adverse affect an outstanding award without the consent of the participant unless necessary to comply with any applicable law, regulation or rule, including, but not limited to, Section 409A of the Code, or unless expressly provided in the terms and conditions governing the award.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2013 Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances.

Incentive Stock Options. A participant recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Participants who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option will normally recognize a capital gain or loss upon the sale of the shares equal to the difference, if any, between the sale price and the purchase price of the shares. If a participant satisfies such holding periods upon a sale of the shares, we will not be entitled to any deduction for federal income tax purposes. If a participant disposes of shares within two years after the date of grant or within one year after the date of exercise (a "disqualifying disposition"), the difference between the fair market value of the shares on the option exercise date and the exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the participant upon the disqualifying disposition of the shares generally should be deductible by us for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

In general, the difference between the option exercise price and the fair market value of the shares on the date of exercise of an incentive stock option is treated as an adjustment in computing the participant's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to participants subject to the alternative minimum tax.

Nonstatutory Stock Options. Options not designated or qualifying as incentive stock options are nonstatutory stock options having no special tax status. A participant generally recognizes no taxable income upon receipt of such an option. Upon exercising a nonstatutory stock option, the participant normally recognizes ordinary income equal to the difference between the exercise price paid and the fair market value of the shares on the date when the option is exercised. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value of the shares on the exercise date, will be taxed as capital gain or loss. We generally should be entitled to a tax deduction equal to the amount of ordinary income recognized by the participant as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Code.

Stock Appreciation Rights. A Participant recognizes no taxable income upon the receipt of a stock appreciation right. Upon the exercise of a stock appreciation right, the participant generally will recognize ordinary income in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the stock appreciation right, except to the extent such deduction is limited by applicable provisions of the Code.

Restricted Stock. A participant acquiring restricted stock generally will recognize ordinary income equal to the excess of the fair market value of the shares on the "determination date" over the price paid, if any, for such shares. The "determination date" is the date on which the participant acquires the shares unless the shares are subject to a substantial risk of forfeiture and are not transferable, in which case the determination date is the earlier of (i) the date on which the shares become transferable or (ii) the date on which the shares are no longer subject to a substantial risk of forfeiture (*e.g.*, when they become vested). If the determination date follows the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to designate the date of acquisition as the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date on which the shares are acquired. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value of the shares on the determination date, will be taxed as capital gain or loss. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Restricted Stock Unit, Performance, Cash-Based and Other Stock-Based Awards. A participant generally will recognize no income upon the receipt of a restricted stock unit, performance share, performance unit, cash-based or other stock-based award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of settlement in an amount equal to the cash received and the fair market value of any substantially vested shares of stock received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described above under "Restricted Stock." Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value of the shares on the determination date (as defined above under "Restricted Stock"), will be taxed as capital gain or loss. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

New 2013 Plan Benefits

No awards will be granted under the 2013 Plan prior to its approval by the stockholders of the Company. All awards will be granted at the discretion of the Committee, and, accordingly, are not yet determinable.

Required Vote and Board of Directors Recommendation

Approval of this proposal requires the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote on this proposal. If you hold your shares in your own name and abstain from voting on this matter, your abstention will have the same effect as a negative vote. If you hold your shares through a broker and you do not instruct the broker on how to vote on this proposal, your broker will not have authority to vote your shares. Broker non-votes will have no effect on the outcome of this vote. Abstentions and broker non votes will each be counted as present for purposes of determining the presence of a quorum.

The Board believes that the proposed adoption of the 2013 Plan is in the best interests of the Company and its stockholders for the reasons stated above.

THEREFORE, THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE ADOPTION OF THE 2013 PLAN.

(6) Represents 225,237 shares of Common Stock held by Mr. White and 1,562,500 shares of Common Stock issuable upon the exercise of vested options held by Mr. White.
(7) Represents 88,326 shares of Common Stock held by Ms. Luey and 297,190 shares of Common Stock issuable upon exercise of vested options held by Ms. Luey.
(8) Represents 7,404 shares of Common Stock held by Mr. Schroder, and 73,250 shares of Common Stock issuable upon exercise of vested options held by Mr. Schroder.
(9) Represents 9,275 shares of Common Stock held by Ms. Washington and 53,750 shares of Common Stock issuable upon exercise of vested options held by Ms. Washington.
(10) Represents 132,737 shares of Common Stock held by Mr. Swette and 129,300 shares of Common Stock issuable upon exercise of vested options held by Mr. Swette.
(11) Represents 27,500 shares of Common Stock held by Mr. Federico and 137,243 shares of Common Stock issuable upon exercise of vested options held by Mr. Federico.
(12) Represents 40,000 shares of Common Stock held by Mr. Howe and 98,800 shares of Common Stock issuable upon exercise of vested options held by Mr. Howe.
(13) Represents 57,800 shares of Common Stock held by Mr. Depatie and 37,500 shares of Common Stock issuable upon exercise of vested options held by Mr. Depatie.
(14) Represents 35,332 shares of Common Stock held by Ms. Woods and 25,000 shares of Common Stock issuable upon exercise of vested options held by Ms. Woods.
(15) Represents 47,555 shares of Common Stock held by Mr. Pace.
(16) Represents 10,000 shares of Common Stock held by Mr. Igelman and 25,000 shares of Common Stock issuable upon exercise of vested options held by Mr. Igelman.
(17) Represents 7,010 shares of Common Stock held by Mr. Heyer.
(18) Represents 688,176 shares of Common Stock and 2,439,533 shares of Common Stock issuable upon the exercise of vested options. See Notes 6 through 17, above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who beneficially own more than 10% of our Common Stock to file initial reports of beneficial ownership and reports of changes in beneficial ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms filed by such person.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and greater-than-10% stockholders were complied with for Fiscal 2012, except that Brian Swette and Fritzi Woods, our directors, each filed two late reports with respect to two transactions.

STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING

Stockholder proposals may be included in our proxy materials for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in applicable SEC rules. For a stockholder proposal to be included in our proxy materials for the next Annual Meeting, the proposal must be received at our principal executive offices, addressed to the Secretary, not later than 120 days prior to the anniversary of this year's proxy materials were released to stockholders, which date shall be December 2, 2013. Stockholder business that is not intended for inclusion in our proxy materials may be brought before the Annual Meeting so long as we receive notice of the proposal as specified by our Bylaws, addressed to the Secretary at our principal executive offices, not later than the above date.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for our Notice of Internet Availability of Proxy Materials, and for those stockholders that received a paper copy of proxy materials in the mail, our proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single Notice, or for stockholders receiving a paper copy of proxy materials, a proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Jamba stockholders will be "householding" our proxy materials. A single Notice, or for stockholders receiving a paper copy of proxy materials, a proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice, or for stockholders receiving a paper copy of proxy materials, a proxy statement and annual report, please notify your broker, direct your written request to Investor Relations Department, Jamba, Inc., 6475 Christie Avenue, Suite 150, Emeryville, CA 94608 or contact our Corporate Secretary by telephone at (510) 596-0100. Stockholders who currently receive multiple copies of the Notice, or for stockholders receiving a paper copy of proxy materials, a proxy statement at their address and would like to request "householding" of their communications should contact their broker.

TRANSACTION OF OTHER BUSINESS

At the date of this Proxy Statement, the Board of Directors knows of no other business that will be conducted at the Annual Meeting other than as described in this Proxy Statement. If any other matter or matters are properly brought before the meeting, or any adjournment or postponement of the meeting, it is the intention of the persons named in the accompanying form of proxy to vote the proxy on such matters in accordance with their best judgment.

By Order of the Board of Directors,



KAREN L. LUEY
Secretary

April 1, 2013

Appendix A

Reconciliation of GAAP Net Income (Loss) to Non-GAAP Adjusted Operating Profit, Non-GAAP Adjusted Operating Profit Margin

(Dollars in thousands)	52 Week Period Ended January 1, 2013	53 Week Period Ended January 3, 2012
Net income (loss)	$ 302	$ (8,298)
Interest income	(61)	(159)
Interest expense	217	473
Income tax (expense) benefit	155	(340)
Depreciation and amortization	11,062	12,463
Impairment of long-lived assets	711	1,291
Other operating, net	(754)	1,896
General and administrative	40,771	37,798
Non-GAAP Adjusted operating profit	$52,403	$45,124

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Appendix B

CERTIFICATE OF AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF JAMBA, INC.

Jamba, Inc. (the "Company"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "General Corporation Law"), does hereby adopt this Certificate of Amendment, which amends its Amended and Restated Certificate of Incorporation and all amendments thereto that are in effect immediately prior hereto (the "Certificate of Incorporation") as described below, and does hereby certify as follows:

1. The name of this corporation is Jamba, Inc.

2. The Certificate of Incorporation of the Corporation is hereby amended by deleting in its entirety Article FOURTH thereof and inserting in lieu thereof the following:

"FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 31,000,000 of which 30,000,000 shares shall be Common Stock of the par value of $.001 per share and 1,000,000 shares shall be Preferred Stock of the par value of $.001 per share.

A. *Preferred Stock.* The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, (full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a "Preferred Stock Designation") and as may be permitted by the GCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B. *Common Stock.* Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote."

Upon the filing and effectiveness (the "Effective Time"), pursuant to the GCL, of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each five (5) shares of Common Stock either issued and outstanding or held by the Corporation in its treasury immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the "Reverse Stock Split"). No fractional shares shall be issued in connection with the Reverse Stock Split. All shares of Common Stock (including fractions thereof) held by a holder immediately prior to the Reverse Stock Split shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of a fractional share. Any fractional share resulting from such aggregation of Common Stock upon the Reverse Stock Split shall be converted into the right to receive a cash payment in an amount equal to the fraction to which such holder would otherwise be entitled multiplied by the closing price of a share of Common Stock on the NASDAQ Capital Market immediately prior to the Effective Time. The Company shall not be obligated to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Stock Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Stock Split are either delivered to the Company or its transfer agent, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Each stock certificate that, immediately prior to the effective time of the Reverse Stock Split, represented shares of old Common Stock shall, from and after the effective time of the Reverse Stock Split, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of new Common Stock into which the shares of old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional shares of new Common Stock as set forth above), provided, however, that each holder of record of a certificate that represented shares of old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of new Common Stock into which the shares of old Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional shares of new Common Stock to which such holder may be entitled as set forth above."

3. The Board of Directors duly adopted resolutions in accordance with Section 242 of the General Corporation Law, approving the foregoing amendments, declaring said amendments to be advisable and in the best interests of the Company and its stockholders, and authorizing the appropriate officers of the Company to solicit the consent of the Company's stockholders.

4. The foregoing amendments of the Certificate of Incorporation have been duly adopted by the Company's stockholders in accordance with the provisions of Sections 211 and 242 of the General Corporation Law.

5. This amendment to the Company's Certificate of Incorporation shall be effective on and as of the date of filing of this Certificate of Amendment with the Delaware Secretary of State.

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IN WITNESS WHEREOF, the undersigned officer has executed this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Jamba, Inc. as of this [•] day of [•], 2013.

JAMBA, INC.

By: ______________________________

Name: James D. White
Chairman of the Board,
Title: Chief Executive Officer and President

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Appendix C

2013 Equity Incentive Plan
of
Jamba, Inc.

Table of Contents

1. **Establishment, Purpose and Term of Plan.**

1.1 **Establishment.** The 2013 Equity Incentive Plan of Jamba, Inc. (the ***"Plan"***) was approved by the Board on February 27, 2013, and shall be subject to approval by the stockholders of the Company at which time it shall become effective (the ***"Effective Date"***).

1.2 **Purpose.** The purpose of the Plan is to advance the interests of the Participating Company Group and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group. The Plan seeks to achieve this purpose by providing for Awards in the form of Options, Stock Appreciation Rights, Restricted Stock Purchase Rights, Restricted Stock Bonuses, Restricted Stock Units, Performance Shares, Performance Units, Cash-Based Awards, Other Stock-Based Awards, and Deferred Compensation Awards.

1.3 **Term of Plan.** The Plan shall continue in effect until its termination by the Committee; provided, however, that all Awards shall be granted, if at all, on or before ten (10) years from the Effective Date.

2. **Definitions and Construction.**

2.1 **Definitions.** Whenever used herein, the following terms shall have their respective meanings set forth below:

(a) ***"Affiliate"*** means (i) a parent entity, other than a Parent Corporation, that directly, or indirectly through one or more intermediary entities, controls the Company or (ii) a subsidiary entity, other than a Subsidiary Corporation, that is controlled by the Company directly or indirectly through one or more intermediary entities. For this purpose, the terms "parent," "subsidiary," "control" and "controlled by" shall have the meanings assigned such terms for the purposes of registration of securities on Form S-8 under the Securities Act.

(b) ***"Award"*** means any Option, Stock Appreciation Right, Restricted Stock Purchase Right, Restricted Stock Bonus, Restricted Stock Unit, Performance Share, Performance Unit, Cash-Based Award, Other Stock-Based Award or Deferred Compensation Award granted under the Plan.

(c) ***"Award Agreement"*** means a written or electronic agreement between the Company and a Participant setting forth the terms, conditions and restrictions applicable to an Award.

(d) ***"Board"*** means the Board of Directors of the Company.

(e) ***"Cash-Based Award"*** means an Award denominated in cash and granted pursuant to Section 11.

(f) ***"Cashless Exercise"*** means a Cashless Exercise as defined in Section 6.3(b)(i).

(g) ***"Cause"*** means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between a Participant and a Participating Company applicable to an Award, any of the following: (i) the Participant's theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any Participating Company documents or records; (ii) the Participant's material failure to abide by a Participating Company's code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (iii) the Participant's unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of a Participating Company (including, without limitation, the Participant's improper use or disclosure of a Participating Company's confidential or proprietary information); (iv) any intentional act by the Participant which has a material detrimental effect on a Participating Company's reputation or business; (v) the Participant's repeated failure or inability to perform any reasonable assigned duties after written notice from a Participating Company of, and a reasonable opportunity to cure, such failure or inability; (vi) any material breach by the Participant of any employment, service, non-disclosure, non-competition, non-solicitation or other similar agreement between the Participant and a Participating Company, which breach is not cured pursuant to the terms of such agreement; or (vii) the Participant's conviction (including any plea of guilty or *nolo contendere*) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude, or which impairs the Participant's ability to perform his or her duties with a Participating Company.

(h) ***"Change in Control"*** means the occurrence of any one or a combination of the following:

(i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total Fair Market Value or total combined voting power of the Company's then-outstanding securities entitled to vote generally in the election of Directors; provided, however, that a Change in Control shall not be deemed to have occurred if such degree of beneficial ownership results from any of the following: (A) an acquisition by any person who on the Effective Date is the beneficial owner of more than fifty percent (50%) of such voting power, (B) any acquisition directly from the Company, including, without limitation, pursuant to or in connection with a public offering of securities, (C) any acquisition by the Company, (D) any acquisition by a trustee or other fiduciary under an employee benefit plan of a Participating Company or (E) any acquisition by an entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the voting securities of the Company; or

(ii) an Ownership Change Event or series of related Ownership Change Events (collectively, a ***"Transaction"***) in which the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding securities entitled to vote generally in the election of Directors or, in the case of an Ownership Change Event described in Section 2.1(ff)(iii), the entity to which the assets of the Company were transferred (the ***"Transferee"***), as the case may be; or

(iii) approval by the stockholders of a plan of complete liquidation or dissolution of the Company.

For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Committee shall determine whether multiple acquisitions of the voting securities of the Company and/or multiple Ownership Change Events are related and to be treated in the aggregate as a single Change in Control, and its determination shall be final, binding and conclusive.

(i) ***"Code"*** means the Internal Revenue Code of 1986, as amended, and any applicable regulations or administrative guidelines promulgated thereunder.

(j) ***"Committee"*** means the Compensation Committee and such other committee or subcommittee of the Board, if any, duly appointed to administer the Plan and having such powers in each instance as shall be specified by the Board. If, at any time, there is no committee of the Board then authorized or properly constituted to administer the Plan, the Board shall exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers.

(k) ***"Company"*** means Jamba, Inc., a Delaware corporation, or any successor corporation thereto.

(l) ***"Consultant"*** means a person engaged to provide consulting or advisory services (other than as an Employee or a member of the Board) to a Participating Company, provided that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on registration on Form S-8 under the Securities Act.

(m) "***Covered Employee***" means, at any time the Plan is subject to Section 162(m), any Employee who is or may reasonably be expected to become a "covered employee" as defined in Section 162(m), or any successor statute, and who is designated, either as an individual Employee or a member of a class of Employees, by the Committee no later than the earlier of (i) the date that is ninety (90) days after the beginning of the Performance Period, or (ii) the date on which twenty-five percent (25%) of the Performance Period has elapsed, as a "Covered Employee" under this Plan for such applicable Performance Period.

(n) "***Deferred Compensation Award***" means an Award granted to a Participant pursuant to Section 12.

(o) "***Director***" means a member of the Board.

(p) "***Disability***" means the permanent and total disability of the Participant, within the meaning of Section 22(e)(3) of the Code.

(q) "***Dividend Equivalent Right***" means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash dividends paid on one share of Stock for each share of Stock represented by an Award (other than an Option or SAR) held by such Participant.

(r) "***Employee***" means any person treated as an employee (including an Officer or a member of the Board who is also treated as an employee) in the records of a Participating Company and, with respect to any Incentive Stock Option granted to such person, who is an employee for purposes of Section 422 of the Code; provided, however, that neither service as a member of the Board nor payment of a director's fee shall be sufficient to constitute employment for purposes of the Plan. The Company shall determine in good faith and in the exercise of its discretion, whether an individual has become or has ceased to be an Employee and the effective date of such individual's employment or termination of employment, as the case may be. For purposes of an individual's rights, if any, under the terms of the Plan as of the time of the Company's determination of whether or not the individual is an Employee, all such determinations by the Company shall be final, binding and conclusive as to such rights, if any, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination as to such individual's status as an Employee.

(s) "***ERISA***" means the Employee Retirement Income Security Act of 1974 and any applicable regulations or administrative guidelines promulgated thereunder.

(t) "***Exchange Act***" means the Securities Exchange Act of 1934, as amended.

(u) "***Fair Market Value***" means, as of any date, the value of a share of Stock or other property as determined by the Committee, in its discretion, or by the Company, in its discretion, if such determination is expressly allocated to the Company herein, subject to the following:

(i) Except as otherwise determined by the Committee, if, on such date, the Stock is listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value of a share of Stock shall be the closing price of a share of Stock as quoted on the national or regional securities exchange or quotation system constituting the primary market for the Stock, as reported in *The Wall Street Journal* or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or quotation system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded or quoted prior to the relevant date, or such other appropriate day as shall be determined by the Committee, in its discretion.

(ii) Notwithstanding the foregoing, the Committee may, in its discretion, determine the Fair Market Value of a share of Stock on the basis of the opening, closing, or average of the high and low sale prices of a share of Stock on such date or the preceding trading day, the actual sale price of a share of Stock received by a Participant, any other reasonable basis using actual transactions in the Stock as reported on a national or regional securities exchange or quotation system, or on any other basis consistent with the requirements of Section 409A. The Committee may vary its method of determination of the Fair Market Value as provided in this Section for different purposes under the Plan to the extent consistent with the requirements of Section 409A.

(iii) If, on such date, the Stock is not listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value of a share of Stock shall be as determined by the Committee in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse, and in a manner consistent with the requirements of Section 409A.

(v) ***"Full Value Award"*** means any Award settled in Stock, other than (i) an Option, (ii) a Stock Appreciation Right, or (iii) a Restricted Stock Purchase Right or an Other Stock-Based Award under which the Company will receive monetary consideration equal to the Fair Market Value (determined on the effective date of grant) of the shares subject to such Award.

(w) ***"Incentive Stock Option"*** means an Option intended to be (as set forth in the Award Agreement) and which qualifies as an incentive stock option within the meaning of Section 422(b) of the Code.

(x) ***"Insider"*** means an Officer, Director or any other person whose transactions in Stock are subject to Section 16 of the Exchange Act.

(y) ***"Net Exercise"*** means a Net Exercise as defined in Section 6.3(b)(iii).

(z) ***"Nonemployee Director"*** means a Director who is not an Employee.

(aa) ***"Nonemployee Director Award"*** means any Award granted to a Nonemployee Director.

(bb) ***"Nonstatutory Stock Option"*** means an Option not intended to be (as set forth in the Award Agreement) or which does not qualify as an incentive stock option within the meaning of Section 422(b) of the Code.

(cc) ***"Officer"*** means any person designated by the Board as an officer of the Company.

(dd) ***"Option"*** means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.

(ee) ***"Other Stock-Based Award"*** means an Award denominated in shares of Stock and granted pursuant to Section 11.

(ff) ***"Ownership Change Event"*** means the occurrence of any of the following with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of securities of the Company representing more than fifty percent (50%) of the total combined voting power of the Company's then outstanding securities entitled to vote generally in the election of Directors; (ii) a merger or consolidation in which the Company is a party; or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

(gg) ***"Parent Corporation"*** means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

(hh) ***"Participant"*** means any eligible person who has been granted one or more Awards.

(ii) ***"Participating Company"*** means the Company or any Parent Corporation, Subsidiary Corporation or Affiliate.

(jj) ***"Participating Company Group"*** means, at any point in time, the Company and all other entities collectively which are then Participating Companies.

(kk) ***"Performance Award"*** means an Award of Performance Shares or Performance Units.

(ll) ***"Performance Award Formula"*** means, for any Performance Award, a formula or table established by the Committee pursuant to Section 10.3 which provides the basis for computing the value of a Performance Award at one or more levels of attainment of the applicable Performance Goal(s) measured as of the end of the applicable Performance Period.

(mm) ***"Performance-Based Compensation"*** means compensation under an Award that satisfies the requirements of Section 162(m) for certain performance-based compensation paid to Covered Employees.

(nn) ***"Performance Goal"*** means a performance goal established by the Committee pursuant to Section 10.3.

(oo) ***"Performance Period"*** means a period established by the Committee pursuant to Section 10.3 at the end of which one or more Performance Goals are to be measured.

(pp) ***"Performance Share"*** means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Share, as determined by the Committee, based upon attainment of applicable Performance Goal(s).

(qq) ***"Performance Unit"*** means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Unit, as determined by the Committee, based upon attainment of applicable Performance Goal(s).

(rr) ***"Predecessor Plan"*** means the Amended and Restated 2006 Employee, Director and Consultant Stock Plan.

(ss) ***"Restricted Stock Award"*** means an Award of a Restricted Stock Bonus or a Restricted Stock Purchase Right.

(tt) ***"Restricted Stock Bonus"*** means Stock granted to a Participant pursuant to Section 8.

(uu) ***"Restricted Stock Purchase Right"*** means a right to purchase Stock granted to a Participant pursuant to Section 8.

(vv) ***"Restricted Stock Unit"*** means a right granted to a Participant pursuant to Section 9 to receive on a future date or event a share of Stock or cash in lieu thereof, as determined by the Committee.

(ww) ***"Rule 16b-3"*** means Rule 16b-3 under the Exchange Act, as amended from time to time, or any successor rule or regulation.

(xx) ***"SAR"*** or ***"Stock Appreciation Right"*** means a right granted to a Participant pursuant to Section 7 to receive payment, for each share of Stock subject to such Award, of an amount equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the Award over the exercise price thereof.

(yy) ***"Section 162(m)"*** means Section 162(m) of the Code.

(zz) ***"Section 409A"*** means Section 409A of the Code.

(aaa) ***"Section 409A Deferred Compensation"*** means compensation provided pursuant to an Award that constitutes nonqualified deferred compensation within the meaning of Section 409A.

(bbb) ***"Securities Act"*** means the Securities Act of 1933, as amended.

(ccc) ***"Service"*** means a Participant's employment or service with the Participating Company Group, whether as an Employee, a Director or a Consultant. Unless otherwise provided by the Committee, a Participant's Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders such Service or a change in the Participating Company for which the Participant renders such Service, provided that there is no interruption or termination of the Participant's Service. Furthermore, a Participant's Service shall not be deemed to have been interrupted or terminated if the Participant takes any military leave, sick leave, or other bona fide leave of absence approved by the Company. However, unless otherwise provided by the Committee, if any such leave taken by a Participant exceeds ninety (90) days, then on the ninety-first (91st) day following the commencement of such leave the Participant's Service shall be deemed to have terminated, unless the Participant's right to return to Service is guaranteed by statute or contract. Notwithstanding the foregoing, unless otherwise designated by the Company or required by law, an unpaid leave of absence shall not be treated as Service for purposes of determining vesting under the Participant's Award Agreement. A Participant's Service shall be deemed to have terminated either upon an actual termination of Service or upon the business entity for which the Participant performs Service ceasing to be a Participating Company. Subject to the foregoing, the Company, in its discretion, shall determine whether the Participant's Service has terminated and the effective date of such termination.

(ddd) ***"Stock"*** means the common stock of the Company, as adjusted from time to time in accordance with Section 4.3.

(eee) ***"Stock Tender Exercise"*** means a Stock Tender Exercise as defined in Section 6.3(b)(ii).

(fff) ***"Subsidiary Corporation"*** means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

(ggg) ***"Ten Percent Owner"*** means a Participant who, at the time an Option is granted to the Participant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of a Participating Company (other than an Affiliate) within the meaning of Section 422(b)(6) of the Code.

(hhh) ***"Trading Compliance Policy"*** means the written policy of the Company pertaining to the purchase, sale, transfer or other disposition of the Company's equity securities by Directors, Officers, Employees or other service providers who may possess material, nonpublic information regarding the Company or its securities.

(iii) ***"Vesting Conditions"*** mean those conditions established in accordance with the Plan prior to the satisfaction of which an Award or shares subject to an Award remain subject to forfeiture or a repurchase option in favor of the Company exercisable for the Participant's monetary purchase price, if any, for such shares upon the Participant's termination of Service.

2.2 **Construction.** Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

3. **Administration.**

3.1 **Administration by the Committee.** The Plan shall be administered by the Committee. All questions of interpretation of the Plan, of any Award Agreement or of any other form of agreement or other document employed by the Company in the administration of the Plan or of any Award shall be determined by the Committee, and such determinations shall be final, binding and conclusive upon all persons having an interest in the Plan or such Award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the Committee in the exercise of its discretion pursuant to the Plan or Award Agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein. All expenses incurred in the administration of the Plan shall be paid by the Company.

3.2 **Authority of Officers.** Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election which is the responsibility of or which is allocated to the Company herein, provided that the Officer has apparent authority with respect to such matter, right, obligation, determination or election.

3.3 **Administration with Respect to Insiders.** With respect to participation by Insiders in the Plan, at any time that any class of equity security of the Company is registered pursuant to Section 12 of the Exchange Act, the Plan shall be administered in compliance with the requirements, if any, of Rule 16b-3.

3.4 **Committee Complying with Section 162(m).** If the Company is a "publicly held corporation" within the meaning of Section 162(m), the Board may establish a Committee of "outside directors" within the meaning of Section 162(m) to approve the grant of any Award intended to result in the payment of Performance-Based Compensation.

3.5 **Powers of the Committee.** In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, including, but not limited to the prohibitions on Option or SAR repricings set forth in Section 3.6, the Committee shall have the full and final power and authority, in its discretion:

(a) to determine the persons to whom, and the time or times at which, Awards shall be granted and the number of shares of Stock, units or monetary value to be subject to each Award;

(b) to determine the type of Award granted;

(c) to determine the Fair Market Value of shares of Stock or other property;

(d) to determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (i) the exercise or purchase price of shares pursuant to any Award, (ii) the method of payment for shares purchased pursuant to any Award, (iii) the method for satisfaction of any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of shares of Stock, (iv) the timing, terms and conditions of the exercisability or vesting of any Award or any shares acquired pursuant thereto, (v) the Performance Measures, Performance Period, Performance Award Formula and Performance Goals applicable to any Award and the extent to which such Performance Goals have been attained, (vi) the time of the expiration of any Award, (vii) the effect of the Participant's termination of Service on any of the foregoing, and (viii) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto not inconsistent with the terms of the Plan;

(e) to determine whether an Award will be settled in shares of Stock, cash, other property or in any combination thereof;

(f) to approve one or more forms of Award Agreement;

(g) to amend, modify, or cancel any Award or to waive any restrictions or conditions applicable to any Award or any shares acquired pursuant thereto;

(h) to accelerate, continue, extend or defer the exercisability or vesting of any Award or any shares acquired pursuant thereto, including with respect to the period following a Participant's termination of Service;

(i) to prescribe, amend or rescind rules, guidelines and policies relating to the Plan, or to adopt sub-plans or supplements to, or alternative versions of, the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws or regulations of or to accommodate the tax policy, accounting principles or custom of, foreign jurisdictions whose citizens may be granted Awards; and

(j) to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or applicable law.

3.6 **Option or SAR Repricing.** Without the affirmative vote of holders of a majority of the shares of Stock cast in person or by proxy at a meeting of the stockholders of the Company at which a quorum representing a majority of all outstanding shares of Stock is present or represented by proxy, the

Committee shall not approve a program providing for either (a) the cancellation of outstanding Options or SARs having exercise prices per share greater than the then Fair Market Value of a share of Stock (*"Underwater Awards"*) and the grant in substitution therefore of new Options or SARs having a lower exercise price, Full Value Awards, or payments in cash, or (b) the amendment of outstanding Underwater Awards to reduce the exercise price thereof. This Section shall not apply to adjustments pursuant to the assumption of or substitution for an Option or SAR in a manner that would comply with Section 424(a) or Section 409A of the Code or to an adjustment pursuant to Section 4.3.

3.7 **Indemnification.** In addition to such other rights of indemnification as they may have as members of the Board or the Committee or as officers or employees of the Participating Company Group, to the extent permitted by applicable law, members of the Board or the Committee and any officers or employees of the Participating Company Group to whom authority to act for the Board, the Committee or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

4. SHARES SUBJECT TO PLAN.

4.1 **Maximum Number of Shares Issuable.** Subject to adjustment as provided in Section 4.3, as of the Plan's Effective Date, the maximum number of shares of Stock that may be issued under the Plan pursuant to Awards shall be equal to nine-million (9,000,000) shares, less (i) one share for every one share of stock subject to an option or stock appreciation right granted under the Predecessor Plan on or after January 1, 2013 and prior to the Plan's Effective Date; and (ii) 1.46 shares for every one share of stock subject to an award other than an option or stock appreciation right granted under the Predecessor Plan on or after January 1, 2013 and prior to the Plan's Effective Date. Any shares of Stock that are subject to Options or SARs shall be counted against this limit as one share for every one share granted, and any shares of Stock that are subject to Full Value Awards shall be counted against this limit as 1.46 shares for every one share granted. Shares of stock that may be issued under the Plan pursuant to Awards shall consist of authorized or reacquired shares of Stock or any combination thereof. After the Plan's Effective Date, no awards may be granted under the Predecessor Plan..

4.2 **Share Counting.**

(a) If (i) an outstanding Award for any reason expires or is terminated or canceled without having been exercised or settled in full, or if shares of Stock acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company for an amount not greater than the Participant's purchase price, or (ii) after January 1, 2013 an outstanding award under the Predecessor Plan expires, is terminated or canceled without having been exercised or settled in full, or if shares acquired pursuant to an award subject to forfeiture or repurchase under the Predecessor Plan are forfeited or repurchased by the Company for an amount not greater than the holder's purchase price, then in each case the shares of Stock allocable to the terminated portion of such Award or such forfeited or repurchased shares of Stock (or award or shares under the Predecessor Plan) shall again be available for issuance under the Plan. Shares of Stock shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations applicable to SARs and Options pursuant to Section 17.2 (or after January 1, 2013, applicable to stock appreciation rights and options under the Predecessor Plan), shall not again be available for issuance under the Plan. Shares withheld by the Company in satisfaction of tax withholding obligations described in Section 17.2 with respect to Full Value Awards (or after January 1, 2013, with respect to awards other than options or stock appreciation rights under the Predecessor Plan), shall again be available for issuance under the Plan. Upon payment in shares of Stock pursuant to the exercise of an SAR (or after January 1, 2013, the exercise of a stock appreciation right under the Predecessor Plan), the number of shares available for issuance under the Plan shall be reduced by the gross number of shares subject to the SAR. If the exercise price of an Option is paid by tender to the Company, or attestation to the ownership, of shares of Stock owned by the Participant, or by means of a Net-Exercise (or after January 1, 2013, an option under the Predecessor Plan), the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the Option (or option under the Predecessor Plan) is exercised. Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise Options (or after January 1, 2013, options under the Predecessor Plan) shall not be added to the shares of Stock authorized for grant under this Plan.

(b) Any shares of Stock that again become available for grant pursuant to this Section shall be added back as (i) one share of Stock for every one share subject to Options or SARs granted under the Plan or options or stock appreciation rights granted under the Predecessor Plan, and (ii) as 1.46 shares of stock for every one share subject to Full Value Awards granted under the Plan or awards other than options or stock appreciation rights granted under the Predecessor Plan.

4.3 **Adjustments for Changes in Capital Structure.** Subject to any required action by the stockholders of the Company and the requirements of Sections 409A and 424 of the Code to the extent applicable, in the event of any change in the Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (excepting regular, periodic cash dividends) that has a material effect on the Fair Market Value of shares of Stock, appropriate and proportionate adjustments shall be made in the number and kind of shares subject to the Plan and to any outstanding Awards, the Award limits set forth in Section 5.3, and in the exercise or purchase price per share under any outstanding Award in order to prevent dilution or enlargement of Participants' rights under the Plan. For purposes of the foregoing, conversion of any convertible securities of the Company shall not be treated as "effected without receipt of consideration by the Company." If a majority of the shares which are of the same class as the shares that are subject to outstanding Awards are exchanged for, converted into, or otherwise become (whether or not pursuant to an Ownership Change Event) shares of another corporation (the ***"New Shares"***), the Committee may unilaterally amend the outstanding Awards to provide that such Awards are for New Shares. In the event of any such amendment, the number of shares subject to, and the exercise or purchase price per share of, the outstanding Awards shall be adjusted in a fair and equitable manner as determined by the Committee, in its discretion. Any fractional share resulting from an adjustment pursuant to this Section shall be rounded down to the nearest whole number, and in no event may the exercise or purchase price under any Award be decreased to an amount less than the par value, if any, of the stock subject to such Award. The Committee in its discretion, may also make such adjustments in the terms of any Award to reflect, or related to, such changes in the capital structure of the Company or distributions as it deems appropriate, including modification of Performance Goals, Performance Award Formulas and Performance Periods. The adjustments determined by the Committee pursuant to this Section shall be final, binding and conclusive.

4.4 **Assumption or Substitution of Awards.** The Committee may, without affecting the number of shares of Stock reserved or available hereunder, authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with Section 409A and any other applicable provisions of the Code. In addition, subject to compliance with applicable laws, and listing requirements, shares available for grant under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for awards under the Plan to individuals who were not Employees or Directors of the Participating Company Group prior to the transaction and shall not reduce the share reserve set forth above.

5. ELIGIBILITY, PARTICIPATION AND AWARD LIMITATIONS.

5.1 **Persons Eligible for Awards.** Awards may be granted only to Employees, Consultants and Directors.

5.2 **Participation in the Plan.** Awards are granted solely at the discretion of the Committee. Eligible persons may be granted more than one Award. However, eligibility in accordance with this Section shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.

5.3 **Award Limitations.**

(a) ***Incentive Stock Option Limitations.***

(i) **Maximum Number of Shares Issuable Pursuant to Incentive Stock Options.** Subject to adjustment as provided in Section 4.3, the maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to the exercise of Incentive Stock Options shall not exceed nine-million (9,000,000) shares.

(ii) **Persons Eligible.** An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee of the Company, a Parent Corporation or a Subsidiary Corporation (each being an ***"ISO-Qualifying Corporation"***). Any person who is not an Employee of an ISO-Qualifying Corporation on the effective date of the grant of an Option to such person may be granted only a Nonstatutory Stock Option.

(iii) **Fair Market Value Limitation.** To the extent that options designated as Incentive Stock Options (granted under all stock option plans of the Participating Company Group, including the Plan) become exercisable by a Participant for the first time during any calendar year for stock having a Fair Market Value greater than One Hundred Thousand Dollars ($100,000), the portion of such options which exceeds such amount shall be treated as Nonstatutory Stock Options. For purposes of this Section, options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of stock shall be determined as of the time the option with respect to such stock is granted. If the Code is amended to provide for a limitation different from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code. If an Option is treated as an Incentive Stock Option in part and as a Nonstatutory Stock Option in part by reason of the limitation set forth in this Section, the Participant may designate which portion of such Option the Participant is exercising. In the absence of such designation, the Participant shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Upon exercise, shares issued pursuant to each such portion shall be separately identified.

(b) ***Section 162(m) Award Limits.*** Subject to adjustment as provided in Section 4.3:

(i) Options and SARs. No Employee shall be granted within any fiscal year of the Company one or more Options or SARS which are intended to qualify as Performance-Based Compensation to purchase more than one-million five hundred thousand (1,500,000) shares of Stock under Options or to receive compensation calculated with reference to more than that number of SARs. Notwithstanding the foregoing, for a newly hired Participant, this limitation shall be three-million (3,000,000) shares of Stock.

(ii) Full Value and Cash Awards. No Employee shall be granted within any fiscal year of the Company one or more Full Value Awards intended to qualify for treatment as Performance-Based Compensation which in the aggregate could result in such Employee receiving more than one-million (1,000,000) shares for each full fiscal year of the Company contained in the Performance Period for such Award. Notwithstanding the foregoing, with respect to a newly hired Participant, the share limits set forth above shall be two-million (2,000,000) shares. With respect to an Award of Performance Based Compensation payable in cash, the maximum amount shall be nine-million dollars ($9,000,000) for each fiscal year contained in the Performance Period.

(c) Limit on Awards to Nonemployee Directors. Notwithstanding any other provision of the Plan to the contrary, the aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all Nonemployee Director Awards granted to any Nonemployee Director during any single calendar year shall not exceed four hundred thousand dollars ($400,000).

6. **STOCK OPTIONS.**

Options shall be evidenced by Award Agreements specifying the number of shares of Stock covered thereby, in such form as the Committee shall from time to time establish. Award Agreements evidencing Options may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

6.1 **Exercise Price.** The exercise price for each Option shall be established in the discretion of the Committee; provided, however, that (a) the exercise price per share shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the Option and (b) no Incentive Stock Option granted to a Ten Percent Owner shall have an exercise price per share less than one hundred ten percent (110%) of the Fair Market Value of a share of Stock on the effective date of grant of the Option. Notwithstanding the foregoing, an Option (whether an Incentive Stock Option or a Nonstatutory Stock Option) may be granted with an exercise price lower than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in a manner that would qualify under the provisions of Section 409A or 424(a) of the Code.

6.2 **Exercisability and Term of Options.** Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such Option; provided, however, that (a) no Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Option, (b) no Incentive Stock Option granted to a Ten Percent Owner shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option and (c) no Option granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such Option (except in the event of such Employee's death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act). Subject to the foregoing, unless otherwise specified by the Committee in the grant of an Option, each Option shall terminate ten (10) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions.

6.3 **Payment of Exercise Price.**

(a) ***Forms of Consideration Authorized.*** Except as otherwise provided below, payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option shall be made (i) in cash, by check or in cash equivalent; (ii) if permitted by the Committee and subject to the limitations contained in Section 6.3(b), by means of (1) a Cashless Exercise, (2) a Stock Tender Exercise or (3) a Net Exercise; (iii) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (iv) by any combination thereof. The Committee may at any time or from time to time grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

(b) ***Limitations on Forms of Consideration.***

(i) **Cashless Exercise.** A ***"Cashless Exercise"*** means the delivery of a properly executed notice of exercise together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System). The Company reserves, at any and all times, the right, in the Company's sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise, including with respect to one or more Participants specified by the Company notwithstanding that such program or procedures may be available to other Participants.

(ii) **Stock Tender Exercise.** A ***"Stock Tender Exercise"*** means the delivery of a properly executed exercise notice accompanies by a Participant's tender to the Company, or attestation to the ownership, in a form acceptable to the Company of whole shares of Stock owned by the Participant having a Fair Market Value that does not exceed the aggregate exercise price for the shares with respect to which the Option is exercised. A Stock Tender Exercise shall not be permitted if it would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Company's stock. If required by the Company, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock unless such shares either have been owned by the Participant for a period of time required by the Company (and not used for another option exercise by attestation during such period) or were not acquired, directly or indirectly, from the Company.

(iii) **Net Exercise.** A ***"Net Exercise"*** means the delivery of a properly executed exercise notice followed by a procedure pursuant to which (1) the Company will reduce the number of shares otherwise issuable to a Participant upon the exercise of an Option by the largest whole number of shares having a Fair Market Value that does not exceed the aggregate exercise price for the shares with respect to which the Option is exercised, and (2) the Participant shall pay to the Company in cash the remaining balance of such aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued.

6.4 **Effect of Termination of Service.**

(a) ***Option Exercisability.*** Subject to earlier termination of the Option as otherwise provided by this Plan and unless otherwise provided by the Committee, an Option shall terminate immediately upon the Participant's termination of Service to the extent that it is then unvested and shall be exercisable after the Participant's termination of Service to the extent it is then vested only during the applicable time period determined in accordance with this Section and thereafter shall terminate. Except as otherwise provided in the Award Agreement, or other agreement governing the Option, vested Options shall remain exercisable failing a termination of Service as follows:

(i) **Disability.** If the Participant's Service terminates because of the Disability of the Participant, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant's Service terminated, may be exercised by the Participant (or the Participant's guardian or legal representative) at any time prior to the expiration of one (1) year after the date on which the Participant's Service terminated, but in any event no later than the date of expiration of the Option's term as set forth in the Award Agreement evidencing such Option (the ***"Option Expiration Date"***).

(ii) **Death.** If the Participant's Service terminates because of the death of the Participant, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant's Service terminated, may be exercised by the Participant's legal representative or other person who acquired the right to exercise the Option by reason of the Participant's death at any time prior to the expiration of one (1) year after the date on which the Participant's Service terminated, but in any event no later than the Option Expiration Date.

(iii) **Termination for Cause.** Notwithstanding any other provision of the Plan to the contrary, if the Participant's Service is terminated for Cause or if, following the Participant's termination of Service and during any period in which the Option otherwise would remain exercisable, the Participant engages in any act that would constitute Cause, the Option shall terminate in its entirety and cease to be exercisable immediately upon such termination of Service or act.

(iv) **Other Termination of Service.** If the Participant's Service terminates for any reason, except Disability, death or Cause, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant's Service terminated, may be exercised by the Participant at any time prior to the expiration of ninety (90) days after the date on which the Participant's Service terminated, but in any event no later than the Option Expiration Date.

(b) ***Extension if Exercise Prevented by.*** Notwithstanding the foregoing, other than with respect to a termination of Service for Cause, if the exercise of an Option within the applicable time periods set forth in Section 6.4(a) is prevented by the provisions of Section 15 below, the Option shall remain exercisable until the later of (i) thirty (30) days after the date such exercise first would no longer be prevented by such provisions or (ii) the end of the applicable time period under Section 6.4(a), but in any event no later than the Option Expiration Date.

6.5 **Transferability of Options.** During the lifetime of the Participant, an Option shall be exercisable only by the Participant or the Participant's guardian or legal representative. An Option shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Option, a Nonstatutory Stock Option may be assignable or transferable subject to the applicable limitations, described in the General Instructions to Form S-8 under the Securities Act; provided that no consideration may be received for any transfer. An Incentive Stock Option shall not be assignable or transferable in any manner.

6.6 **Deemed Exercise of Options.** If, on the date on which an Option would otherwise terminate or expire, the Option by its terms remains exercisable immediately prior to such termination or expiration and, if so exercised, would result in a payment to the holder of such Option, then any portion of such Option which has not previously been exercised shall automatically be deemed to be exercised as of such date with respect to such portion pursuant to a Net Exercise procedure and withholding of shares of Stock as described in Section 17.2.

7. **STOCK APPRECIATION RIGHTS.**

Stock Appreciation Rights shall be evidenced by Award Agreements specifying the number of shares of Stock subject to the Award, in such form as the Committee shall from time to time establish. Award Agreements evidencing SARs may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

7.1 **Types of SARs Authorized.** SARs may be granted in tandem with all or any portion of a related Option (a ***"Tandem SAR"***) or may be granted independently of any Option (a ***"Freestanding SAR"***). A Tandem SAR may only be granted concurrently with the grant of the related Option.

7.2 **Exercise Price.** The exercise price for each SAR shall be established in the discretion of the Committee; provided, however, that (a) the exercise price per share subject to a Tandem SAR shall be the exercise price per share under the related Option and (b) the exercise price per share subject to a Freestanding SAR shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the SAR. Notwithstanding the foregoing, a SAR may be granted with an exercise price lower than the minimum exercise price set forth above if such SAR is granted pursuant to an assumption or substitution for another stock appreciation right in a manner that would qualify under the provisions of Section 409A of the Code.

7.3 **Exercisability and Term of SARs.**

(a) ***Tandem SARs.*** Tandem SARs shall be exercisable only at the time and to the extent, and only to the extent, that the related Option is exercisable, subject to such provisions as the Committee may specify where the Tandem SAR is granted with respect to less than the full number of shares of Stock subject to the related Option. The Committee may, in its discretion, provide in any Award Agreement evidencing a Tandem SAR that such SAR may not be exercised without the advance approval of the Company and, if such approval is not given, then the Option shall nevertheless remain exercisable in accordance with its terms. A Tandem SAR shall terminate and cease to be exercisable no later than the date on which the related Option expires or is terminated or canceled. Upon the exercise of a Tandem SAR with respect to some or all of the shares subject to such SAR, the related Option shall be canceled automatically as to the number of shares with respect to which the Tandem SAR was exercised. Upon the exercise of an Option related to a Tandem SAR as to some or all of the shares subject to such Option, the related Tandem SAR shall be canceled automatically as to the number of shares with respect to which the related Option was exercised.

(b) ***Freestanding SARs.*** Freestanding SARs shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such SAR; provided, however, that (i) no Freestanding SAR shall be exercisable after the expiration of ten (10) years after the effective date of grant of such SAR, and (ii) no Freestanding SAR granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such SAR (except in the event of such Employee's death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act). Subject to the foregoing, unless otherwise specified by the Committee in the grant of a Freestanding SAR, each Freestanding SAR shall terminate ten (10) years after the effective date of grant of the SAR, unless earlier terminated in accordance with its provisions.

7.4 **Exercise of SARs.** Upon the exercise (or deemed exercise pursuant to Section 7.5) of an SAR, the Participant (or the Participant's legal representative or other person who acquired the right to exercise the SAR by reason of the Participant's death) shall be entitled to receive payment of an amount for each share with respect to which the SAR is exercised equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the SAR over the exercise price. Payment of such amount shall be made (a) in the case of a Tandem SAR, solely in shares of Stock in a lump sum upon the date of exercise of the SAR and (b) in the case of a Freestanding SAR, in cash, shares of Stock, or any combination thereof as determined by the Committee, in a lump sum upon the date of exercise of the SAR. When payment is to be made in shares of Stock, the number of shares to be issued shall be determined on the basis of the Fair Market Value of a share of Stock on the date of exercise of the SAR. For purposes of Section 7, an SAR shall be deemed exercised on the date on which the Company receives notice of exercise from the Participant or as otherwise provided in Section 7.5.

7.5 **Deemed Exercise of SARs.** If, on the date on which an SAR would otherwise terminate or expire, the SAR by its terms remains exercisable immediately prior to such termination or expiration and, if so exercised, would result in a payment to the holder of such SAR, then any portion of such SAR which has not previously been exercised shall automatically be deemed to be exercised as of such date with respect to such portion pursuant to a Net Exercise procedure and withholding of shares of Stock as described in Section 17.2.

7.6 **Effect of Termination of Service.** Subject to earlier termination of the SAR as otherwise provided herein and unless otherwise provided by the Committee, an SAR shall be exercisable after a Participant's termination of Service only to the extent and during the applicable time period determined in accordance with Section 6.4 (treating the SAR as if it were an Option) and thereafter shall terminate.

7.7 **Transferability of SARs.** During the lifetime of the Participant, an SAR shall be exercisable only by the Participant or the Participant's guardian or legal representative. An SAR shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Award, a Tandem SAR related to a Nonstatutory Stock Option or a Freestanding SAR may be assignable or transferable subject to the applicable limitations, described in the General Instructions to Form S-8 under the Securities Act; provided that no consideration may be received for any transfer.

8. **Restricted Stock Awards.**

Restricted Stock Awards shall be evidenced by Award Agreements specifying whether the Award is a Restricted Stock Bonus or a Restricted Stock Purchase Right and the number of shares of Stock subject to the Award, in such form as the Committee shall from time to time establish. Award Agreements evidencing Restricted Stock Awards may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

8.1 **Types of Restricted Stock Awards Authorized.** Restricted Stock Awards may be granted in the form of either a Restricted Stock Bonus or a Restricted Stock Purchase Right. Restricted Stock Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4. If either the grant of or satisfaction of Vesting Conditions applicable to a Restricted Stock Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

8.2 **Purchase Price.** The purchase price for shares of Stock issuable under each Restricted Stock Purchase Right shall be established by the Committee in its discretion. No monetary payment (other than applicable tax withholding) shall be required as a condition of receiving shares of Stock pursuant to a Restricted Stock Bonus, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by applicable state corporate law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock subject to a Restricted Stock Award.

8.3 **Purchase Period.** A Restricted Stock Purchase Right shall be exercisable within a period established by the Committee, which shall in no event exceed thirty (30) days from the effective date of the grant of the Restricted Stock Purchase Right.

8.4 **Payment of Purchase Price.** Except as otherwise provided below, payment of the purchase price for the number of shares of Stock being purchased pursuant to any Restricted Stock Purchase Right shall be made (a) in cash, by check or in cash equivalent, (b) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (c) by any combination thereof.

8.5 **Vesting and Restrictions on Transfer.** Shares issued pursuant to any Restricted Stock Award may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. During any period in which shares acquired pursuant to a Restricted Stock Award remain subject to Vesting Conditions, such shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of other than pursuant to an Ownership Change Event or as provided in Section 8.8. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Stock Award that, if the satisfaction of Vesting Conditions with respect to any shares subject to such Restricted Stock Award would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then satisfaction of the Vesting Conditions automatically shall be determined on the next trading day on which the sale of such shares would not violate the Trading Compliance Policy. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

8.6 **Voting Rights; Dividends and Distributions.** Except as provided in this Section, Section 8.5 and any Award Agreement, during any period in which shares acquired pursuant to a Restricted Stock Award remain subject to Vesting Conditions, the Participant shall have all of the rights of a stockholder of the Company holding shares of Stock, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares; provided, however, that such dividends and distributions shall be subject to the same Vesting Conditions as the shares subject to the Restricted Stock Award with respect to which such dividends or distributions were paid, and otherwise shall be paid no later than the end of the calendar year in which such dividends or distributions are paid to stockholders (or, if later, the 15th day of the third month following the date such dividends or distributions are paid to stockholders). In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant is entitled by reason of the Participant's Restricted Stock Award shall be immediately subject to the same Vesting Conditions as the shares subject to the Restricted Stock Award with respect to which such dividends or distributions were paid or adjustments were made.

8.7 **Effect of Termination of Service.** Unless otherwise provided by the Committee in the Award Agreement evidencing a Restricted Stock Award, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or disability), then (a) the Company shall have the option to repurchase for the purchase price paid by the Participant any shares acquired by the Participant pursuant to a Restricted Stock Purchase Right which remain subject to Vesting Conditions as of the date of the Participant's termination of Service and (b) the Participant shall forfeit to the Company any shares acquired by the Participant pursuant to a Restricted Stock Bonus which remain subject to Vesting Conditions as of the date of the Participant's termination of Service. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.

8.8 **Nontransferability of Restricted Stock Award Rights.** Rights to acquire shares of Stock pursuant to a Restricted Stock Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or the laws of descent and distribution. All rights with respect to a Restricted Stock Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

9. **RESTRICTED STOCK UNIT AWARDS.**

Restricted Stock Unit Awards shall be evidenced by Award Agreements specifying the number of Restricted Stock Units subject to the Award, in such form as the Committee shall from time to time establish. Award Agreements evidencing Restricted Stock Units may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

9.1 **Grant of Restricted Stock Unit Awards.** Restricted Stock Unit Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4. If either the grant of a Restricted Stock Unit Award or the Vesting Conditions with respect to such Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

9.2 **Purchase Price.** No monetary payment (other than applicable tax withholding, if any) shall be required as a condition of receiving a Restricted Stock Unit Award, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by applicable state corporate law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock issued upon settlement of the Restricted Stock Unit Award.

9.3 **Vesting.** Restricted Stock Unit Awards may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Stock Unit Award that, if the satisfaction of Vesting Conditions with respect to any shares subject to the Award would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then the satisfaction of the Vesting Conditions automatically shall be determined on the first to occur of (a) the next trading day on which the sale of such shares would not violate the Trading Compliance Policy or (b) the later of (i) last day of the calendar year in which the original vesting date occurred or (ii) the last day of the Company's taxable year in which the original vesting date occurred.

9.4 **Voting Rights, Dividend Equivalent Rights and Distributions.** Participants shall have no voting rights with respect to shares of Stock represented by Restricted Stock Units until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Restricted Stock Unit Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Such Dividend Equivalent Rights, if any, shall be paid by crediting the Participant with additional whole Restricted Stock Units as of the date of payment of such cash dividends on Stock. The number of additional Restricted Stock Units (rounded to the nearest whole number) to be so credited shall be determined by dividing (a) the amount of cash dividends paid on such date with respect to the number of shares of Stock represented by the Restricted Stock Units previously credited to the Participant by (b) the Fair Market Value per share of Stock on such date. Such additional Restricted Stock Units shall be subject to the same terms and conditions and shall be settled in the same manner and at the same time as the Restricted Stock Units originally subject to the Restricted Stock Unit Award. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant's Restricted Stock Unit Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of the Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Vesting Conditions as are applicable to the Award.

9.5 **Effect of Termination of Service.** Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Restricted Stock Unit Award, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or disability), then the Participant shall forfeit to the Company any Restricted Stock Units pursuant to the Award which remain subject to Vesting Conditions as of the date of the Participant's termination of Service.

9.6 **Settlement of Restricted Stock Unit Awards.** The Company shall issue to a Participant on the date on which Restricted Stock Units subject to the Participant's Restricted Stock Unit Award vest or on such other date determined by the Committee, in its discretion, and set forth in the Award Agreement one (1) share of Stock (and/or any other new, substituted or additional securities or other property pursuant to an adjustment described in Section 9.4) for each Restricted Stock Unit then becoming vested or otherwise to be settled on such date, subject to the withholding of applicable taxes, if any. If permitted by the Committee, the Participant may elect, consistent with the requirements of Section 409A, to defer receipt of all or any portion of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section, and such deferred issuance date(s) and amount(s) elected by the Participant shall be set forth in the Award Agreement. Notwithstanding the foregoing, the Committee, in its discretion, may provide for settlement of any Restricted Stock Unit Award by payment to the Participant in cash of an amount equal to the Fair Market Value on the payment date of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section.

9.7 **Nontransferability of Restricted Stock Unit Awards.** The right to receive shares pursuant to a Restricted Stock Unit Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Restricted Stock Unit Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

10. **PERFORMANCE AWARDS.**

Performance Awards shall be evidenced by Award Agreements in such form as the Committee shall from time to time establish. Award Agreements evidencing Performance Awards may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

10.1 **Types of Performance Awards Authorized.** Performance Awards may be granted in the form of either Performance Shares or Performance Units. Each Award Agreement evidencing a Performance Award shall specify the number of Performance Shares or Performance Units subject thereto, the Performance Award Formula, the Performance Goal(s) and Performance Period applicable to the Award, and the other terms, conditions and restrictions of the Award.

10.2 **Initial Value of Performance Shares and Performance Units.** Unless otherwise provided by the Committee in granting a Performance Award, each Performance Share shall have an initial monetary value equal to the Fair Market Value of one (1) share of Stock, subject to adjustment as provided in Section 4.3, on the effective date of grant of the Performance Share, and each Performance Unit shall have an initial monetary value established by the Committee at the time of grant. The final value payable to the Participant in settlement of a Performance Award determined on the basis of the applicable Performance Award Formula will depend on the extent to which Performance Goals established by the Committee are attained within the applicable Performance Period established by the Committee.

10.3 **Establishment of Performance Period, Performance Goals and Performance Award Formula.** In granting each Performance Award, the Committee shall establish in writing the applicable Performance Period, Performance Award Formula and one or more Performance Goals which, when measured at the end of the Performance Period, shall determine on the basis of the Performance Award Formula the final value of the Performance Award to be paid to the Participant. Unless otherwise permitted in compliance with the requirements under Section 162(m) with respect to each Performance Award intended to result in the payment of Performance-Based Compensation, the Committee shall establish the Performance Goal(s) and Performance Award Formula applicable to each Performance Award no later than the earlier of (a) the date ninety (90) days after the commencement of the applicable Performance Period or (b) the date on which 25% of the Performance Period has elapsed, and, in any event, at a time when the outcome of the Performance Goals remains substantially uncertain. Once established, the Performance Goals and Performance Award Formula applicable to a Covered Employee shall not be changed during the Performance Period. The Company shall notify each Participant granted a Performance Award of the terms of such Award, including the Performance Period, Performance Goal(s) and Performance Award Formula.

10.4 **Measurement of Performance Goals.** Performance Goals shall be established by the Committee on the basis of targets to be attained (***"Performance Targets"***) with respect to one or more measures of business or financial performance (each, a ***"Performance Measure"***), subject to the following:

(a) ***Performance Measures.*** Performance Measures shall be calculated in accordance with the Company's financial statements, or, if such terms are not used in the Company's financial statements, they shall be calculated in accordance with generally accepted accounting principles, a method used generally in the Company's industry, or in accordance with a methodology established by the Committee prior to the grant of the Performance Award. Performance Measures shall be calculated with respect to the Company and each Subsidiary Corporation consolidated therewith for financial reporting purposes or such division or other business unit as may be selected by the Committee. Unless otherwise determined by the Committee prior to the grant of the Performance Award, the Performance Measures applicable to the Performance Award shall be calculated prior to the accrual of expense for any Performance Award for the same Performance Period and excluding the effect (whether positive or negative) on the Performance Measures of any change in accounting standards or any extraordinary, unusual or nonrecurring item, as determined by the Committee, occurring after the establishment of the Performance Goals applicable to the Performance Award. Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of Performance Measures in order to prevent the dilution or enlargement of the Participant's rights with respect to a Performance Award. Performance Measures may be one or more of the following, as determined by the Committee: (i) revenue; (ii) sales; (iii) expenses; (iv) operating income; (v))gross margin; (vi) operating margin; (vii) earnings before any one or more of: stock-based compensation expense, interest, taxes, depreciation and amortization; (vii) pre-tax profit; (ix) net operating income; (x) net income; (xi) economic value added; (xii) free cash flow; (xiii) operating cash flow; (xiv) balance of cash, cash equivalents and marketable securities; (xv) stock price; (xvi) earnings per share; (xvii) return on stockholder equity; (xviii) return on capital; (xix) return on assets; (xx) return on investment; (xxi) total stockholder return; (xxii) employee satisfaction; (xxiii) employee retention; (xxiv) market share; (xxv) customer satisfaction; (xxvi) product development; (xxvii) research and development expenses; (xxviii) completion of an identified special project; and (xxix) completion of a joint venture or other corporate transaction.

(b) ***Performance Targets.*** Performance Targets may include a minimum, maximum, target level and intermediate levels of performance, with the final value of a Performance Award determined under the applicable Performance Award Formula by the level attained during the applicable Performance Period. A Performance Target may be stated as an absolute value, an increase or decrease in a value, or as a value determined relative to an index, budget or other standard selected by the Committee.

10.5 **Settlement of Performance Awards.**

(a) ***Determination of Final Value.*** As soon as practicable following the completion of the Performance Period applicable to a Performance Award, the Committee shall certify in writing the extent to which the applicable Performance Goals have been attained and the resulting final value of the Award earned by the Participant and to be paid upon its settlement in accordance with the applicable Performance Award Formula.

(b) ***Discretionary Adjustment of Award Formula.*** In its discretion, the Committee may, either at the time it grants a Performance Award or at any time thereafter, provide for the positive or negative adjustment of the Performance Award Formula applicable to a Performance Award granted to any Participant who is not a Covered Employee to reflect such Participant's individual performance in his or her position with the Company or such other factors as the Committee may determine. If permitted under a Covered Employee's Award Agreement, the Committee shall have the discretion, on the basis of such criteria as may be established by the Committee, to reduce some or all of the value of the Performance Award that would otherwise be paid to the Covered Employee upon its settlement notwithstanding the attainment of any Performance Goal and the resulting value of the Performance Award determined in accordance with the Performance Award Formula. No such reduction may result in an increase in the amount payable upon settlement of another Participant's Performance Award that is intended to result in Performance-Based Compensation.

(c) ***Effect of Leaves of Absence.*** Unless otherwise required by law or a Participant's Award Agreement, payment of the final value, if any, of a Performance Award held by a Participant who has taken in excess of thirty (30) days in unpaid leaves of absence during a Performance Period shall be prorated on the basis of the number of days of the Participant's Service during the Performance Period during which the Participant was not on an unpaid leave of absence.

(d) ***Notice to Participants.*** As soon as practicable following the Committee's determination and certification in accordance with Sections 10.5(a) and (b), the Company shall notify each Participant of the determination of the Committee.

(e) ***Payment in Settlement of Performance Awards.*** As soon as practicable following the Committee's determination and certification in accordance with Sections 10.5(a) and (b), but in any event within the Short-Term Deferral Period described in Section 16.1 (except as otherwise provided below or consistent with the requirements of Section 409A), payment shall be made to each eligible Participant (or such Participant's legal representative or other person who acquired the right to receive such payment by reason of the Participant's death) of the final value of the Participant's Performance Award. Payment of such amount shall be made in cash, shares of Stock, or a combination thereof as determined by the Committee. Unless otherwise provided in the Award Agreement evidencing a Performance Award, payment shall be made in a lump sum. If permitted by the Committee, the Participant may elect, consistent with the requirements of Section 409A, to defer receipt of all or any portion of the payment to be made to the Participant pursuant to this Section, and such deferred payment date(s) elected by the Participant shall be set forth in the Award Agreement. If any payment is to be made on a deferred basis, the Committee may, but shall not be obligated to, provide for the payment during the deferral period of Dividend Equivalent Rights or interest.

(f) ***Provisions Applicable to Payment in Shares.*** If payment is to be made in shares of Stock, the number of such shares shall be determined by dividing the final value of the Performance Award by the Fair Market Value of a share of Stock determined by the method specified in the Award Agreement. Shares of Stock issued in payment of any Performance Award may be fully vested and freely transferable shares or may be shares of Stock subject to Vesting Conditions as provided in Section 8.5. Any shares subject to Vesting Conditions shall be evidenced by an appropriate Award Agreement and shall be subject to the provisions of Sections 8.5 through 8.8 above.

10.6 **Voting Rights; Dividend Equivalent Rights and Distributions.** Participants shall have no voting rights with respect to shares of Stock represented by Performance Share Awards until the date of the issuance of such shares, if any (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Performance Share Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date the Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date on which the Performance Shares are settled or the date on which they are forfeited. Such Dividend Equivalent Rights, if any, shall be credited to the Participant in the form of additional whole Performance Shares as of the date of payment of such cash dividends on Stock. The number of additional Performance Shares (rounded down to the nearest whole number) to be so credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of shares of Stock represented by the Performance Shares previously credited to the Participant by (b) the Fair Market Value per share of Stock on such date. Dividend Equivalent Rights shall be accumulated and paid to the extent that Performance Shares become nonforfeitable, as determined by the Committee. Settlement of Dividend Equivalent Rights may be made in cash, shares of Stock, or a combination thereof as determined by the Committee, and may be paid on the same basis as settlement of the related Performance Share as provided in Section 10.5. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant's Performance Share Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of the Performance Share Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Performance Goals as are applicable to the Award.

10.7 **Effect of Termination of Service.** Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Performance Award or in the Participant's employment agreement, if any, referencing such Awards, the effect of a Participant's termination of Service on the Performance Award shall be as follows:

(a) ***Death or Disability.*** If the Participant's Service terminates because of the death or Disability of the Participant before the completion of the Performance Period applicable to the Performance Award, the final value of the Participant's Performance Award shall be determined by the extent to which the applicable Performance Goals have been attained with respect to the entire Performance Period and shall be prorated based on the number of months of the Participant's Service during the Performance Period. Payment shall be made following the end of the Performance Period in any manner permitted by Section 10.5.

(b) ***Other Termination of Service.*** If the Participant's Service terminates for any reason except death or Disability before the completion of the Performance Period applicable to the Performance Award, such Award shall be forfeited in its entirety.

10.8 **Nontransferability of Performance Awards.** Prior to settlement in accordance with the provisions of the Plan, no Performance Award shall be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Performance Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

11. **CASH-BASED AWARDS AND OTHER STOCK-BASED AWARDS.**

Cash-Based Awards and Other Stock-Based Awards shall be evidenced by Award Agreements in such form as the Committee shall from time to time establish. Award Agreements evidencing Cash-Based Awards and Other Stock-Based Awards may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

11.1 **Grant of Cash-Based Awards.** Subject to the provisions of the Plan, the Committee, at any time and from time to time, may grant Cash-Based Awards to Participants in such amounts and upon such terms and conditions, including the achievement of performance criteria, as the Committee may determine.

11.2 **Grant of Other Stock-Based Awards.** The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted securities, stock-equivalent units, stock appreciation units, securities or debentures convertible into common stock or other forms determined by the Committee) in such amounts and subject to such terms and conditions as the Committee shall determine. Other Stock-Based Awards may be made available as a form of payment in the settlement of other Awards or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock-Based Awards may involve the transfer of actual shares of Stock to Participants, or payment in cash or otherwise of amounts based on the value of Stock and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

11.3 **Value of Cash-Based and Other Stock-Based Awards.** Each Cash-Based Award shall specify a monetary payment amount or payment range as determined by the Committee. Each Other Stock-Based Award shall be expressed in terms of shares of Stock or units based on such shares of Stock, as determined by the Committee. The Committee may require the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. If the Committee exercises its discretion to establish performance criteria, the final value of Cash-Based Awards or Other Stock-Based Awards that will be paid to the Participant will depend on the extent to which the performance criteria are met. The establishment of performance criteria with respect to the grant or vesting of any Cash-Based Award or Other Stock-Based

Award intended to result in Performance-Based Compensation shall follow procedures substantially equivalent to those applicable to Performance Awards set forth in Section 10.

11.4 **Payment or Settlement of Cash-Based Awards and Other Stock-Based Awards.** Payment or settlement, if any, with respect to a Cash-Based Award or an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash, shares of Stock or other securities or any combination thereof as the Committee determines. The determination and certification of the final value with respect to any Cash-Based Award or Other Stock-Based Award intended to result in Performance-Based Compensation shall comply with the requirements applicable to Performance Awards set forth in Section 10. To the extent applicable, payment or settlement with respect to each Cash-Based Award and Other Stock-Based Award shall be made in compliance with the requirements of Section 409A.

11.5 **Voting Rights; Dividend Equivalent Rights and Distributions.** Participants shall have no voting rights with respect to shares of Stock represented by Other Stock-Based Awards until the date of the issuance of such shares of Stock (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), if any, in settlement of such Award. However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Other Stock-Based Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Such Dividend Equivalent Rights, if any, shall be paid in accordance with the provisions set forth in Section 9.4. Dividend Equivalent Rights shall not be granted with respect to Cash-Based Awards. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant's Other Stock-Based Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of such Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Vesting Conditions and performance criteria, if any, as are applicable to the Award.

11.6 **Effect of Termination of Service.** Each Award Agreement evidencing a Cash-Based Award or Other Stock-Based Award shall set forth the extent to which the Participant shall have the right to retain such Award following termination of the Participant's Service. Such provisions shall be determined in the discretion of the Committee, need not be uniform among all Cash-Based Awards or Other Stock-Based Awards, and may reflect distinctions based on the reasons for termination, subject to the requirements of Section 409A, if applicable.

11.7 **Nontransferability of Cash-Based Awards and Other Stock-Based Awards.** Prior to the payment or settlement of a Cash-Based Award or Other Stock-Based Award, the Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. The Committee may impose such additional restrictions on any shares of Stock issued in settlement of Cash-Based Awards and Other Stock-Based Awards as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such shares of Stock are then listed and/or traded, or under any state securities laws or foreign law applicable to such shares of Stock.

12. **Deferred Compensation Awards.**

12.1 **Establishment of Deferred Compensation Award Programs.** This Section 12 shall not be effective unless and until the Committee determines to establish a program pursuant to this Section. If the Committee determines that any such program may constitute an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA, the Committee shall adopt and implement such program through a separate subplan to this Plan. Eligibility to participate in such subplan shall be limited to Directors and a select group of management or highly compensated employees, and the Committee shall take all additional actions required to qualify such subplan as a "top-hat" unfunded deferred compensation plan, including filing with the U.S. Department of Labor within 120 days following the adoption of such subplan a notice pursuant to Department of Labor Regulations Section 2520.104-23.

12.2 **Terms and Conditions of Deferred Compensation Awards.** Deferred Compensation Awards shall be evidenced by Award Agreements in such form as the Committee shall from time to time establish. Award Agreements evidencing Deferred Compensation Awards may incorporate all or any of the terms of the Plan by reference and, except as provided below, shall comply with and be subject to the terms and conditions applicable to the appropriate form of Award as set forth in the applicable section of this Plan.

(a) ***Limitation on Elections.*** Notwithstanding any Participant's prior election to reduce cash compensation pursuant to a program established in accordance with this Section 12, no Deferred Compensation Award may be granted to the Participant after termination of the Plan or termination of the Participant's Service, and any such cash compensation shall be paid at the normal time and in accordance with the terms of the applicable cash compensation arrangement.

(b) ***Election Irrevocable.*** A Participant's election to reduce cash compensation pursuant to a program established in accordance with this Section 12 shall become irrevocable on the last day of the calendar year prior to the year in which the services are to be rendered with respect to which such cash compensation would otherwise become payable, or at the time otherwise required by Section 409A.

(c) ***Vesting.*** Deferred Compensation Awards may be fully vested at grant or may be subject to such Vesting Conditions as the Committee determines.

13. STANDARD FORMS OF AWARD AGREEMENT.

13.1 **Award Agreements.** Each Award shall comply with and be subject to the terms and conditions set forth in the appropriate form of Award Agreement approved by the Committee and as amended from time to time. No Award or purported Award shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement, which execution may be evidenced by electronic means.

13.2 **Authority to Vary Terms.** The Committee shall have the authority from time to time to vary the terms of any standard form of Award Agreement either in connection with the grant or amendment of an individual Award or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of any such new, revised or amended standard form or forms of Award Agreement are not inconsistent with the terms of the Plan.

14. CHANGE IN CONTROL.

14.1 **Effect of Change in Control on Awards.** Subject to the requirements and limitations of Section 409A, if applicable, the Committee may provide for any one or more of the following:

(a) ***Accelerated Vesting.*** In its discretion, the Committee may provide in the grant of any Award or at any other time may take such action as it deems appropriate to provide for acceleration of the exercisability, vesting and/or settlement in connection with a Change in Control of each or any outstanding Award or portion thereof and shares acquired pursuant thereto upon such conditions, including termination of the Participant's Service prior to, upon, or following such Change in Control, and to such extent as the Committee shall determine.

(b) ***Assumption, Continuation or Substitution.*** In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the ***"Acquiror"***), may, without the consent of any Participant, assume or continue the Company's rights and obligations under each or any Award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding Award or portion thereof a substantially equivalent award with respect to the Acquiror's stock, as applicable. For purposes of this Section, if so determined by the Committee in its discretion, an Award denominated in shares of Stock shall be deemed assumed if, following the Change in Control, the Award confers the right to receive, subject to the terms and conditions of the Plan and the applicable Award Agreement, for each share of Stock subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, other securities or property or a combination thereof) to which a holder of a share of Stock on the effective date of the Change in Control was entitled (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Stock); provided, however, that if such consideration is not solely common stock of the Acquiror, the Committee may, with the consent of the Acquiror, provide for the consideration to be received upon the exercise or settlement of the Award, for each share of Stock subject to the Award, to consist solely of common stock of the Acquiror equal in Fair Market Value to the per share consideration received by holders of Stock pursuant to the Change in Control. Any Award or portion thereof which is not assumed, substituted for, or otherwise continued by the Acquiror in connection with the Change in Control nor exercised or settled as of the time of consummation of the Change in Control shall terminate and cease to be outstanding effective as of the time of consummation of the Change in Control.

(c) ***Cash-Out of Outstanding Stock-Based Awards.*** The Committee may, in its discretion and without the consent of any Participant, determine that, upon the occurrence of a Change in Control, each or any Award denominated in shares of Stock or portion thereof outstanding immediately prior to the Change in Control and not previously exercised or settled shall be canceled in exchange for a payment with respect to each vested share (and each unvested share, if so determined by the Committee) of Stock subject to such canceled Award in (i) cash, (ii) stock of the Company or of a corporation or other business entity a party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a Fair Market Value equal to the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control, reduced (but not below zero) by the exercise or purchase price per share, if any, under such Award. In the event such determination is made by the Committee, an Award having an exercise or purchase price per share equal to or greater than the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control may be canceled without payment of consideration to the holder thereof. Payment pursuant to this Section (reduced by applicable withholding taxes, if any) shall be made to Participants in respect of the vested portions of their canceled Awards as soon as practicable following the date of the Change in Control and in respect of the unvested portions of their canceled Awards in accordance with the vesting schedules applicable to such Awards.

14.2 **Federal Excise Tax Under Section 4999 of the Code.**

(a) ***Excess Parachute Payment.*** In the event that any acceleration of vesting pursuant to an Award and any other payment or benefit received or to be received by a Participant would subject the Participant to any excise tax pursuant to Section 4999 of the Code due to the characterization of such acceleration of vesting, payment or benefit as an "excess parachute payment" under Section 280G of the Code, the Participant, subject to compliance with applicable law (including, but not limited to the rules imposed by Section 409A), may elect to reduce the amount of any acceleration of vesting called for under the Award in order to avoid such characterization.

(b) ***Determination by Independent Accountants.*** To aid the Participant in making any election called for under Section 14.2(a), no later than the date of the occurrence of any event that might reasonably be anticipated to result in an "excess parachute payment" to the Participant as described in Section 14.2(a), the Company shall request a determination in writing by independent public accountants selected by the Company (the ***"Accountants"***). As soon as practicable thereafter, the Accountants shall determine and report to the Company and the Participant the amount of such acceleration of vesting, payments and benefits which would produce the greatest after-tax benefit to the Participant. For the purposes of such determination, the Accountants may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and the Participant shall furnish to the Accountants such information and documents as the

Accountants may reasonably request in order to make their required determination. The Company shall bear all fees and expenses the Accountants charge in connection with their services contemplated by this Section.

15. **Compliance with Securities Law.**

The grant of Awards and the issuance of shares of Stock pursuant to any Award shall be subject to compliance with all applicable requirements of federal, state and foreign law with respect to such securities and the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, no Award may be exercised or shares issued pursuant to an Award unless (a) a registration statement under the Securities Act shall at the time of such exercise or issuance be in effect with respect to the shares issuable pursuant to the Award, or (b) in the opinion of legal counsel to the Company, the shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to issuance of any Stock, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

16. **Compliance with Section 409A.**

16.1 **Awards Subject to Section 409A.** The Company intends that Awards granted pursuant to the Plan shall either be exempt from or comply with Section 409A, and the Plan shall be so construed. The provisions of this Section 16 shall apply to any Award or portion thereof that constitutes or provides for payment of Section 409A Deferred Compensation. Such Awards may include, without limitation:

(a) A Nonstatutory Stock Option or SAR that includes any feature for the deferral of compensation other than the deferral of recognition of income until the later of (i) the exercise or disposition of the Award or (ii) the time the stock acquired pursuant to the exercise of the Award first becomes substantially vested.

(b) Any Restricted Stock Unit Award, Performance Award, Cash-Based Award or Other Stock-Based Award that either (i) provides by its terms for settlement of all or any portion of the Award at a time or upon an event that will or may occur later than the end of the Short-Term Deferral Period (as defined below) or (ii) permits the Participant granted the Award to elect one or more dates or events upon which the Award will be settled after the end of the Short-Term Deferral Period.

Subject to the provisions of Section 409A, the term "***Short-Term Deferral Period***" means the 2½ month period ending on the later of (i) the 15th day of the third month following the end of the Participant's taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture or (ii) the 15th day of the third month following the end of the Company's taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture. For this purpose, the term "substantial risk of forfeiture" shall have the meaning provided by Section 409A.

16.2 **Deferral and/or Distribution Elections.** Except as otherwise permitted or required by Section 409A, the following rules shall apply to any compensation deferral and/or payment elections (each, an "***Election***") that may be permitted or required by the Committee pursuant to an Award providing Section 409A Deferred Compensation:

(a) Elections must be in writing and specify the amount of the payment in settlement of an Award being deferred, as well as the time and form of payment as permitted by this Plan.

(b) Elections shall be made by the end of the Participant's taxable year prior to the year in which services commence for which an Award may be granted to such Participant.

(c) Elections shall continue in effect until a written revocation or change in Election is received by the Company, except that a written revocation or change in Election must be received by the Company prior to the last day for making the Election determined in accordance with paragraph (b) above or as permitted by Section 16.3.

16.3 **Subsequent Elections.** Except as otherwise permitted or required by Section 409A, any Award providing Section 409A Deferred Compensation which permits a subsequent Election to delay the payment or change the form of payment in settlement of such Award shall comply with the following requirements:

(a) No subsequent Election may take effect until at least twelve (12) months after the date on which the subsequent Election is made.

(b) Each subsequent Election related to a payment in settlement of an Award not described in Section 16.4(a)(ii), 16.4(a)(iii) or 16.4(a)(vi) must result in a delay of the payment for a period of not less than five (5) years from the date on which such payment would otherwise have been made.

(c) No subsequent Election related to a payment pursuant to Section 16.4(a)(iv) shall be made less than twelve (12) months before the date on which such payment would otherwise have been made.

(d) Subsequent Elections shall continue in effect until a written revocation or change in the subsequent Election is received by the Company, except that a written revocation or change in a subsequent Election must be received by the Company prior to the last day for making the subsequent Election determined in accordance the preceding paragraphs of this Section 16.3.

16.4 **Payment of Section 409A Deferred Compensation.**

(a) ***Permissible Payments.*** Except as otherwise permitted or required by Section 409A, an Award providing Section 409A Deferred Compensation must provide for payment in settlement of the Award only upon one or more of the following:

(i) The Participant's "separation from service" (as defined by Section 409A);

(ii) The Participant's becoming "disabled" (as defined by Section 409A);

(iii) The Participant's death;

(iv) A time or fixed schedule that is either (i) specified by the Committee upon the grant of an Award and set forth in the Award Agreement evidencing such Award or (ii) specified by the Participant in an Election complying with the requirements of Section 16.2 or 16.3, as applicable;

(v) A change in the ownership or effective control or the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 409A; or

(vi) The occurrence of an "unforeseeable emergency" (as defined by Section 409A).

(b) ***Installment Payments.*** It is the intent of this Plan that any right of a Participant to receive installment payments (within the meaning of Section 409A) shall, for all purposes of Section 409A, be treated as a right to a series of separate payments.

(c) ***Required Delay in Payment to Specified Employee Pursuant to Separation from Service.*** Notwithstanding any provision of the Plan or an Award Agreement to the contrary, except as otherwise permitted by Section 409A, no payment pursuant to Section 16.4(a)(i) in settlement of an Award providing for Section 409A Deferred Compensation may be made to a Participant who is a "specified employee" (as defined by Section 409A) as of the date of the Participant's separation from service before the date (the ***"Delayed Payment Date"***) that is six (6) months after the date of such Participant's separation from service, or, if earlier, the date of the Participant's death. All such amounts that would, but for this paragraph, become payable prior to the Delayed Payment Date shall be accumulated and paid on the Delayed Payment Date.

(d) ***Payment Upon Disability.*** All distributions of Section 409A Deferred Compensation payable by reason of a Participant becoming disabled shall be paid in a lump sum or in periodic installments as established by the Participant's Election. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon becoming disabled, all such distributions shall be paid in a lump sum upon the determination that the Participant has become disabled.

(e) ***Payment Upon Death.*** If a Participant dies before complete distribution of amounts payable upon settlement of an Award subject to Section 409A, such undistributed amounts shall be distributed to his or her beneficiary under the distribution method for death established by the Participant's Election upon receipt by the Committee of satisfactory notice and confirmation of the Participant's death. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon death, all such distributions shall be paid in a lump sum upon receipt by the Committee of satisfactory notice and confirmation of the Participant's death.

(f) ***Payment Upon Change in Control.*** Notwithstanding any provision of the Plan or an Award Agreement to the contrary, to the extent that any amount constituting Section 409A Deferred Compensation would become payable under this Plan by reason of a Change in Control, such amount shall become payable only if the event constituting a Change in Control would also constitute a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A. Any Award which constitutes Section 409A Deferred Compensation and which would vest and otherwise become payable upon a Change in Control as a result of the failure of the Acquiror to assume, continue or substitute for such Award in accordance with Section 14.1(b) shall vest to the extent provided by such Award but shall be converted automatically at the effective time of such Change in Control into a right to receive, in cash on the date or dates such award would have been settled in accordance with its then existing settlement schedule (or as required by Section 16.4(c)), an amount or amounts equal in the aggregate to the intrinsic value of the Award at the time of the Change in Control.

(g) ***Payment Upon Unforeseeable Emergency.*** The Committee shall have the authority to provide in the Award Agreement evidencing any Award providing for Section 409A Deferred Compensation for payment in settlement of all or a portion of such Award in the event that a Participant establishes, to the satisfaction of the Committee, the occurrence of an unforeseeable emergency. In such event, the amount(s) distributed with respect to such unforeseeable emergency cannot exceed the amounts reasonably necessary to satisfy the emergency need plus amounts necessary to pay taxes reasonably anticipated as a result of such distribution(s), after taking into account the extent to which such emergency need is or may be relieved through reimbursement or compensation by insurance or otherwise, by liquidation of the Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship) or by cessation of deferrals under the Award. All distributions with respect to an unforeseeable emergency shall be made in a lump sum upon the Committee's determination that an unforeseeable emergency has occurred. The Committee's decision with respect to whether an unforeseeable emergency has occurred and the manner in which, if at all, the payment in settlement of an Award shall be altered or modified, shall be final, conclusive, and not subject to approval or appeal.

(h) ***Prohibition of Acceleration of Payments.*** Notwithstanding any provision of the Plan or an Award Agreement to the contrary, this Plan does not permit the acceleration of the time or schedule of any payment under an Award providing Section 409A Deferred Compensation, except as permitted by Section 409A.

(i) ***No Representation Regarding Section 409A Compliance.*** Notwithstanding any other provision of the Plan, the Company makes no representation that Awards shall be exempt from or comply with Section 409A. No Participating Company shall be liable for any tax, penalty or interest imposed on a Participant by Section 409A.

17. TAX WITHHOLDING.

17.1 **Tax Withholding in General.** The Company shall have the right to deduct from any and all payments made under the Plan, or to require the Participant, through payroll withholding, cash payment or otherwise, to make adequate provision for, the federal, state, local and foreign taxes (including social insurance), if any, required by law to be withheld by any Participating Company with respect to an Award or the shares acquired pursuant thereto. The Company shall have no obligation to deliver shares of Stock, to release shares of Stock from an escrow established pursuant to an Award Agreement, or to make any payment in cash under the Plan until the Participating Company Group's tax withholding obligations have been satisfied by the Participant.

17.2 **Withholding in or Directed Sale of Shares.** The Company shall have the right, but not the obligation, to deduct from the shares of Stock issuable to a Participant upon the exercise or settlement of an Award, or to accept from the Participant the tender of, a number of whole shares of Stock having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of any Participating Company. The Fair Market Value of any shares of Stock withheld or tendered to satisfy any such tax withholding obligations shall not exceed the amount determined by the applicable minimum statutory withholding rates. The Company may require a Participant to direct a broker, upon the vesting, exercise or settlement of an Award, to sell a portion of the shares subject to the Award determined by the Company in its discretion to be sufficient to cover the tax withholding obligations of any Participating Company and to remit an amount equal to such tax withholding obligations to such Participating Company in cash.

18. AMENDMENT, SUSPENSION OR TERMINATION OF PLAN.

The Committee may amend, suspend or terminate the Plan at any time. However, without the approval of the Company's stockholders, there shall be (a) no increase in the maximum aggregate number of shares of Stock that may be issued under the Plan (except by operation of the provisions of Section 4.3), (b) no change in the class of persons eligible to receive Incentive Stock Options, and (c) no other amendment of the Plan that would require approval of the Company's stockholders under any applicable law, regulation or rule, including the rules of any stock exchange or quotation system upon which the Stock may then be listed or quoted. No amendment, suspension or termination of the Plan shall affect any then outstanding Award unless expressly provided by the Committee. Except as provided by the next sentence, no amendment, suspension or termination of the Plan may adversely affect any then outstanding Award without the consent of the Participant. Notwithstanding any other provision of the Plan to the contrary, the Committee may, in its sole and absolute discretion and without the consent of any Participant, amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award Agreement to any present or future law, regulation or rule applicable to the Plan, including, but not limited to, Section 409A.

19. **Miscellaneous Provisions.**

19.1 **Repurchase Rights.** Shares issued under the Plan may be subject to one or more repurchase options, or other conditions and restrictions as determined by the Committee in its discretion at the time the Award is granted. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

19.2 **Forfeiture Events.**

(a) The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of Service for Cause or any act by a Participant, whether before or after termination of Service, that would constitute Cause for termination of Service.

(b) If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, any Participant who knowingly or through gross negligence engaged in the misconduct, or who knowingly or through gross negligence failed to prevent the misconduct, and any Participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, shall reimburse the Company for (i) the amount of any payment in settlement of an Award received by such Participant during the twelve- (12-) month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement, and (ii) any profits realized by such Participant from the sale of securities of the Company during such twelve- (12-) month period. In addition, to the extent claw-back or similar provisions applicable to Awards are required by applicable law, listing standards and/or policies adopted by the Company, Awards granted under the Plan shall be subject to such provisions.

19.3 **Provision of Information.** Each Participant shall be given access to information concerning the Company equivalent to that information generally made available to the Company's common stockholders.

19.4 **Rights as Employee, Consultant or Director.** No person, even though eligible pursuant to Section 5, shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. Nothing in the Plan or any Award granted under the Plan shall confer on any Participant a right to remain an Employee, Consultant or Director or interfere with or limit in any way any right of a Participating Company to terminate the Participant's Service at any time. To the extent that an Employee of a Participating Company other than the Company receives an Award under the Plan, that Award shall in no event be understood or interpreted to mean that the Company is the Employee's employer or that the Employee has an employment relationship with the Company.

19.5 **Rights as a Stockholder.** A Participant shall have no rights as a stockholder with respect to any shares covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4.3 or another provision of the Plan.

19.6 **Delivery of Title to Shares.** Subject to any governing rules or regulations, the Company shall issue or cause to be issued the shares of Stock acquired pursuant to an Award and shall deliver such shares to or for the benefit of the Participant by means of one or more of the following: (a) by delivering to the Participant evidence of book entry shares of Stock credited to the account of the Participant, (b) by depositing such shares of Stock for the benefit of the Participant with any broker with which the Participant has an account relationship, or (c) by delivering such shares of Stock to the Participant in certificate form.

19.7 **Fractional Shares.** The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

19.8 **Retirement and Welfare Plans.** Neither Awards made under this Plan nor shares of Stock or cash paid pursuant to such Awards may be included as "compensation" for purposes of computing the benefits payable to any Participant under any Participating Company's retirement plans (both qualified and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a Participant's benefit. In addition, unless a written employment agreement or other service agreement references Awards, a general reference to "benefits" in such agreement shall not be deemed to refer to Awards granted hereunder.

19.9 **Beneficiary Designation.** Subject to local laws and procedures, each Participant may file with the Company a written designation of a beneficiary who is to receive any benefit under the Plan to which the Participant is entitled in the event of such Participant's death before he or she receives any or all of such benefit. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. If a married Participant designates a beneficiary other than the Participant's spouse, the effectiveness of such designation may be subject to the consent of the Participant's spouse. If a Participant dies without an effective designation of a beneficiary who is living at the time of the Participant's death, the Company will pay any remaining unpaid benefits to the Participant's legal representative.

19.10 **Severability.** If any one or more of the provisions (or any part thereof) of this Plan shall be held invalid, illegal or unenforceable in any respect, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan shall not in any way be affected or impaired thereby.

19.11 **No Constraint on Corporate Action.** Nothing in this Plan shall be construed to: (a) limit, impair, or otherwise affect the Company's or another Participating Company's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company or another Participating Company to take any action which such entity deems to be necessary or appropriate.

19.12 **Unfunded Obligation.** Participants shall have the status of general unsecured creditors of the Company. Any amounts payable to Participants pursuant to the Plan shall be considered unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974. No Participating Company shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Committee or any Participating Company and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant's creditors in any assets of any Participating Company. The Participants shall have no claim against any Participating Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.

19.13 **Choice of Law.** Except to the extent governed by applicable federal law, the validity, interpretation, construction and performance of the Plan and each Award Agreement shall be governed by the laws of the State of Delaware, without regard to its conflict of law rules.

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing sets forth the 2013 Equity Incentive Plan of Jamba, Inc. as duly adopted by the Board on February 27, 2013.

____

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 1, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 w**

Jamba, Inc.
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation)**	**001-32552** **(Commission File No.)**	**20-2122262** **(I.R.S. Employer Identification No.)**

6475 Christie Avenue, Suite 150,
Emeryville, California 94608
(Address of principal executive offices)
Registrant's telephone number, including area code: (510) 596-0100
Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.001 per share — The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, $0.001 par value per share, held by non-affiliates as of the last day of the registrant's second fiscal quarter ended July 3, 2012 was $125,740,931 (based upon the closing sales price of registrant's common stock on such date). For purposes of this disclosure, shares of common stock held by persons who held more than 5% of the outstanding shares of common stock and shares held by officers and directors of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of common stock of Jamba, Inc. issued and outstanding as of March 1, 2013 was 80,876,803.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2013 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed within 120 days of the end of the fiscal year ended January 1, 2013, are incorporated by reference in Part III hereof. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part hereof.

JAMBA, INC.
ANNUAL REPORT ON FORM 10-K
FISCAL YEAR ENDED JANUARY 1, 2013

Special Note Regarding Forward-Looking Statements

We believe that some of the information in this document constitutes forward-looking statements. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "contemplate," "believe," "estimate," "intend," "plan," and "continue" or words of similar meaning. Examples of such statements include references to accelerated growth, new store openings, Company Store comparable sales, expense management and the like. You should read statements that contain these words carefully because they:

- discuss future expectations;
- contain projections of future results of operations or financial condition; or
- state other "forward-looking" information.

We believe it is important to communicate our expectations to our stockholders. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors and cautionary language discussed in this document outline examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in the forward-looking statements, including among other things:

- our business strategy and financial performance;
- our revenue and customer volatility based upon weather and general economic conditions;
- fluctuations in various food and supply costs; and
- competition and other risks related to the food services business.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

You should be aware that the occurrence of the events described in the "Risk Factors" portion of this annual report, the documents incorporated herein and our other SEC filings could have a material adverse effect on our business, prospects, financial condition or operating results.

PART I

ITEM 1. BUSINESS

Background of Jamba, Inc.

Jamba, Inc. through its wholly-owned subsidiary, Jamba Juice Company, is a healthy, active lifestyle brand with a robust global business driven by a portfolio of company-owned and franchised Jamba Juice® stores, innovative product platforms that utilize our JambaGO® and Jamba Smoothie Station™ formats ("Smoothie Stations"), and Jamba-branded consumer packaged goods. As a leading "better-for-you," specialty food and beverage brand, Jamba offers great tasting, whole fruit smoothies, fresh squeezed juices, hot oatmeal, breakfast wraps, bistro sandwiches and mini-wraps, California Flatbreads™, frozen yogurt, and a variety of baked goods and snacks in our restaurants. Jamba Juice Company has expanded the Jamba brand by direct selling of consumer packaged goods ("CPG") and licensing its trademark to CPG products sold online and through retail channels such as grocery, mass, club and convenience stores.

Jamba, Inc. was incorporated in Delaware on January 6, 2005 as a blank check company formed to serve as a vehicle for the acquisition of a then unidentified operating business. On July 6, 2005, Jamba, Inc. consummated its initial public offering. On March 10, 2006, Jamba, Inc. entered into an Agreement and Plan of Merger with Jamba Juice Company, which first began operations in 1990. The merger between Jamba, Inc. and Jamba Juice Company (the "Merger") was completed on November 29, 2006.

Unless the context otherwise requires, Jamba, Inc., the registrant, together with Jamba Juice Company, are referred to in this Form 10-K annual report ("Form 10-K") as the "Company", "Jamba", "we", "us" and "our." Information regarding the Company's fiscal periods is included in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Narrative Description of Business

As of January 1, 2013, there were 809 Jamba Juice stores globally, consisting of 301 Company-owned and operated stores ("Company Stores"), 473 franchise-operated stores ("Franchise Stores") in the United States, and 35 franchise-operated stores at international locations ("International Stores"). As of January 1, 2013, Jamba Juice had a retail consumer products program that included direct selling of CPG products online and through retail channels and licensing its trademark to CPG products sold online and through retail channels such as grocery, mass, club and convenience stores.

The BLEND Plan—Our Strategic Priorities

The BLEND Plan continues to guide the Company's strategic plan to transform the Jamba brand into a globally recognized healthy, active lifestyle brand. Since the introduction of the BLEND Plan in 2009, we successfully completed our financial and strategic turnaround (BLEND Plan 1.0) and accelerated our growth as a healthy, active lifestyle brand (BLEND Plan 2.0). As we continue our transformation, our new BLEND Plan 3.0 will provide continuity and a blueprint for focusing our resources on initiatives that will build total brand value. The strategic priorities of BLEND Plan 3.0 are as follows:

- Brand Building and Total Innovation;
- Lifestyle Engagement;
- Expand Growth Initiatives;
- New Products, Partners, Channels and Markets; and
- Drive Enterprise Efficiencies.

These strategic priorities support the Company's mission to build Jamba into a $1 billion lifestyle brand by 2015 in total retail sales from all businesses, by offering consumers differentiated products and experiences at Jamba Juice stores and through other retail distribution channels. During fiscal 2012, we accelerated growth through product and menu innovation, engaging marketing programs, new store formats and concepts, expansion of our consumer products platform and an ongoing pursuit of new ways to reduce cost and improve productivity. Additionally, one of the keys to our success is the Jamba culture, a unique set of core values and actions that manifest themselves in team members executing at the highest levels of service while expressing their passion for the brand.

Brand Building and Total Innovation

We intend to focus on building total brand value through multi-channel marketing and total innovation initiatives, including consumer loyalty and engaging marketing programs and partnerships. We plan to address consumer health and wellness needs by offering specialty beverages and new product platforms that will meet consumer needs across all day-parts.

We provide a range of freshly blended beverages, sandwiches, wraps, baked goods and snacks. Product innovation is a high priority at Jamba and our menu items are designed to offer our customers products that are relevant to pursuing a healthy, active lifestyle. Our research and development team, composed of food scientists, quality assurance specialists and food industry experts, is continually developing and testing new and improved menu items that support not only the integrity of the Jamba Juice brand but our commitment to offering relevant and great tasting innovative products made from high quality ingredients.

We utilize premium ingredients in our menu offerings and other products, and offer a range of high-quality, better-for-you food products. Each item in our food portfolio is continually being refined and optimized to pair well with a smoothie. We continue to believe there is consumer demand for better-for-you, on-the-go food items that is not being fulfilled by other quick service restaurants. All of our menu options meet our four mandatory core standards: 0 grams of trans-fat, no high fructose corn syrup, no artificial preservatives, and no artificial flavors. Our goal is for Jamba Juice to be the leader in the specialty, better-for-you beverage retailer segment, offering beverage-centered meals.

Our research and development team continually seeks to enhance the product offerings available to customers, and where possible, reduce product and labor costs. Our research and development process includes both the development of new products and the optimization of existing menu items to ensure only the most appealing products are developed and offered to customers. We are passionate about creating differentiated, healthy, active lifestyle products that increasingly meet an even greater breadth and depth of customer health and wellness needs. During 2012, we entered a strategic partnership with the Department of Labor Job Employment and Training Administrations which operates the Corps Advanced Culinary Program through which we provided internship-based learning opportunities for students, while benefitting from the students' contribution of culinary knowledge and expertise.

We introduced several products in 2012 including:

- Fit 'n Fruitful smoothie platform with Lean Advantage ™ Boost - a line of fruit forward tasting-meal substitutes with balanced nutrition, providing a good source of fiber, 14 essential vitamins and minerals and two or more servings of real, whole fruit. When used daily, in combination with a healthy diet and exercise program, the Lean Advantage Boost can help support long-term weight management goals by stimulating muscle enzymes to burn more fat and promote lean muscle mass.

- Toasted Bistro Sandwiches - a line of toasted-to-order sandwiches that include premium ingredients on artisan breads and are designed to pair with a smoothie. The sandwiches currently available include Three Cheese – Cheddar, Provolone & Harvarti; Roasted Chicken, Cheddar & Honey Dijon; Ham, Jarlsberg & Honey Dijon; and Brie, Apple & Sweet Fig.

- Fresh Squeezed Juice platform expansion - the addition of six new fresh ingredients - kale, beet, pineapple, ginger, lemon and apple that combine into several proprietary juice recipes which are on trend and known for their nutritional benefits. These handcrafted juices are packed with vitamins, nutrients and micronutrients. The new Fresh Squeezed Juices provide at least two servings of fruits and/or vegetables in a delicious juice blend and speak to consumers' needs for a convenient way to increase their intake of both fruits and vegetables.

On January 3, 2013, we announced the launch of our first youth-oriented offerings, the Jamba Kids™ Meals. Our new kids' meals have the highest whole grain servings of any leading quick service restaurant kid's meals and include a 9.5-ounce smoothie paired with a child-friendly food choice. The smoothies have no added sugar and are made from only fruit and juice. The Berry Beet It!™ smoothie also contains vegetable juices. Each meal contains two and one-half servings of fruits and/or vegetables, one serving of whole grains and provides an excellent source of protein. The development of the kids-focused smoothies was based on the U.S. Department of Agriculture's MyPlate dietary guidelines.

All of our products are tested prior to roll-out. In 2010, we established the "iDistrict" (Innovation District), a group of Company Stores where we test all major process enhancements, promotions, and product initiatives. The testing of new initiatives in our iDistrict stores allows us to rapidly integrate relevant store and customer feedback and to quickly make adjustments to improve the quality of products and processes we ultimately deliver to the system. During 2012, the iDistrict was used to validate several new platform ideas such as the Toasted Bistro Sandwiches, and select stores within the iDistrict were key to implementing the expansion of our Fresh Squeezed Juice platform which is now fully operational at our flagship Emeryville and Santa Monica store locations in California.

Lifestyle Engagement

We were founded on the belief that maintaining a balance of physical activity, good nutrition, and community involvement are critical to healthy living. Our focus continues to be on how we communicate with consumers, and engage them on achieving and maintaining healthy, active lifestyle. We continue to develop integrated programs that will deepen and broaden the health and wellness knowledge of the Jamba workforce across the system. Company spokespersons, tennis star Venus Williams and nutrition expert Tara Gidus, continue to educate and inspire consumers on leading a healthy, active lifestyle.

In May 2012, we established the Jamba® Healthy Living Council. The Healthy Living Council is comprised of nationally renowned nutrition and dietary experts Tara Gidus, MS, RD, CSSD, LD/N, Elizabeth M Ward MS, RD and Kathleen Zelman MPH RD LD, and provides consumers with useful, practical information that helps them live a healthier lifestyle. In addition, the council members are working with us to create healthy living education materials, produce online content for our website, develop school nutrition outreach initiatives, advise management on nutrition trends, and provide input on new menu concepts and healthy choice options as we continue to evolve our product line. The Jamba Kids Meals platform, which was announced in early January, 2013 was designed in partnership with the Healthy Living Council.

We are committed to raising awareness around the importance of a healthy, active lifestyle. To that end, during 2012 we were the "Official Blended Fruit Beverage and Smoothie" sponsor of seven events in the popular Rock'n'Roll Marathon series, organized by the Competitor Group Inc. In addition, the Organic Center, the leading research and education institute focused on the science of organic food and farming, along with other partners including the WNBA, National PTA, USA Water Polo, the Golden State Warriors and nutrition expert Tara Gidus, supported our annual Team Up for a Healthy America™ program to raise awareness of the nation's obesity epidemic. Venus Williams is the spokesperson for our Team Up for a Healthy America campaign.

We believe that engaging our customers in healthy lifestyle activities helps to improve the quality and consistency of customer service at our stores and will enhance their brand experience. We continue to believe that such customer engagement will heighten customer loyalty and satisfaction, and ultimately increase frequency of use of our products and our market share.

In March 2012, we developed a "Master of Blending Arts" (MBA) program to expand the nutritional expertise available to consumers in our stores. We continue to test this program and plan to rollout in 2013. We believe the program has elevated the customer experience at Jamba and reinforced our position as a premier provider of healthy lifestyle products by enhancing our team members' knowledge in product nutrition, the benefits of juice and juicing, and their expertise in custom beverage creation. In addition, during 2012, we developed and tested new service standards called BOOST to create a unique and memorable experience for each customer. Our BOOST program is being launched in 2013 across the Jamba system. We remain focused on opportunities to refine our promotional and communication efforts to drive traffic, build loyalty and to make Jamba a top-of-mind choice for a healthy, active lifestyle.

At our Company Stores, the team members enjoy access to a broad offering of benefits in support of maintaining a healthy, active lifestyle. During fiscal 2011 and fiscal 2012, Jamba was named one of the San Francisco Bay Area's healthiest employers by The Silicon Valley/San Jose Business Journal and the San Francisco Business Times. Jamba was also recognized as one of the largest employer participants in the second half San Francisco Half Marathon.

Expand Growth Initiatives

A primary driver to become a $1 billion healthy, active lifestyle brand in total retail sales from all businesses, is our commitment to our growth initiatives. Our growth initiatives encompass the multiple portfolio opportunities we have to expand our restaurant business on a global basis, including traditional and non-traditional stores, smaller footprint Smoothie Stations and the JambaGO format. We believe these opportunities will position us for growth in market share, reduce capital outlays, provide better overall margins, allow us to open more locations at an accelerated rate, increase our brand presence to support other Company initiatives such as consumer products licensing and direct selling, and increase customer frequency.

We have an additional growth opportunity to expand the Jamba brand by establishing more points of distribution inherently achieving a broader brand awareness and deepening brand loyalty by making it easier for consumers to access and enjoy all the products and services Jamba has to offer. We also believe we have significant global market expansion opportunities.

Jamba Juice—Domestic

We have a portfolio of flexible store formats that can be utilized in a number of different venues. We generally categorize our stores as either traditional or non-traditional locations. A traditional location is characterized as a business premises that exists primarily as a Jamba Juice store. Traditional stores average approximately 1,200 -1,400 square feet in size. These stores are located either in major urban centers or in suburban strip mall centers. As of January 1, 2013, there were 581 traditional Jamba Juice store locations. A non-traditional location is characterized as a Jamba Juice store located within another primary business in conjunction with other businesses or at institutional settings such as colleges and universities, entertainment venues, shopping malls, transportation centers, supermarkets and airports. A "captive" audience is a common characteristic of non-traditional locations. We believe one benefit of the development of non-traditional stores is to increase awareness of the Jamba Juice brand to complement the traditional stores in the area. As of January 1, 2013, there were 193 non-traditional Jamba Juice store locations.

We continue to innovate in the design of traditional and non-traditional stores as well. Our goal is to vary the size and format of our stores to allow us to locate them in or near a variety of settings. As a result, the typical costs to construct a Jamba Juice non-traditional store ranges from $185,000 to $408,000 and the typical costs to construct a traditional Jamba Juice store ranges from $264,000 to $462,000. Our flexibility in store construction enables us to develop stores in a variety of venues, broadening the visibility of the Jamba brand and giving more customers easier, more convenient access. In turn, we hope format flexibility will help us to attract qualified franchisees and to assure them of potentially achieving a higher return on their investment in capital expenditures.

In 2012, we developed two new flexible formats, JambaGO and a limited-menu Smoothie Station that facilitate rapid expansion of healthy menu options into K-12 schools, and entertainment and convenience venues. The JambaGO format is a small footprint, low-capital and low-labor self-serve machine format and has proven to be an innovative and differentiated solution for foodservice providers seeking healthier beverage options for their constituents. This new format will better enable Jamba to rapidly expand brand presence. The JambaGO concept targets venues servicing captive audiences and with greater demand for higher volumes where the need for high-speed service is essential, and where a full-sized Jamba Juice store or kiosk would not be feasible. Such venues include K-12 schools, colleges and universities, grocery and convenience stores, stadiums, theaters, event centers and select airport locations.

The Jamba Smoothie Station concept was launched after completing our testing of the concept in 2012. This concept is also an express service utilizing existing technology to make select smoothie flavors in small, efficient spaces. The Smoothie Station concept is designed to target venues that require a smaller footprint than our typical non-traditional store. Smoothie Stations offer a limited menu and use pre-portioned fruit and yogurt to produce smoothies comparable to our traditional stores. Targeted venues include colleges and universities, grocery stores, airports, hospitals and business cafeterias. As of January 1, 2013, there were 14 Jamba Smoothie Stations open in four states. Jamba Smoothie Stations are included in the total Franchise Stores count.

As of January 1, 2013, we had 774 Jamba Juice store locations in the United States, operating in 28 states and Washington, D.C., consisting of 301 Company Stores, 473 Franchise Stores and 404 JambaGO served locations. We lease the real estate for all of our Company Stores. Our market planning has shown that there is potential for at least 2,700 total Jamba Juice stores in the United States, which we believe can be profitable and would meet our current store opening criteria. During fiscal 2012, Franchisees opened 39 new Franchise Stores, closed 10 Franchise Stores, and acquired one Company Store, which is now operating as a Franchise Store.

Franchise Opportunity

Through our franchising program, we offer franchisees choices in store venue, format and number of stores they wish to operate including (i) traditional "stand alone" stores, (ii) nontraditional store venues such as mall, university, supermarket or transit hub locations; and (iii) multi-unit development agreements which grant the franchisee exclusive rights to develop and operate a specified number of stores within a specified period of time within a specified geographic area, which we call development agreements.

Our current traditional store franchise agreement provides for an initial 10-year term. The agreement is renewable for two consecutive 10-year terms, subject to various conditions and state law. The royalty rate in the current franchise agreement for domestic locations is generally 5.5% - 6% of revenue. Franchisees are also required to contribute an additional percentage of store revenue, not to exceed 4%, to a company-administered advertising fund. Throughout 2012, we typically charged 2% of revenue as the marketing contribution for both our traditional store franchisees and non-traditional stores in shopping malls. Franchises for traditional stores and stores located in shopping malls are also expected to spend 1.5% of sales on local marketing efforts. There is typically up to a one-mile geographic radius restriction for traditional stores in non-downtown areas. The royalty rates and marketing contributions for non-traditional stores (excluding those in shopping malls) vary depending upon type (transit hub, college or university or supermarket) and format (standard or "blending station" utilizing pre-portioned ingredients). Franchisees typically pay an initial fee of $20,000 or $25,000 for traditional and shopping mall store locations and an initial fee ranging from zero to $15,000 for non-traditional stores. We generally do not provide any form of financing to our franchisees.

As of January 1, 2013, we had 21 area developers with rights to develop additional Franchise Stores pursuant to development agreements. The exclusive territories covered by these agreements include selected markets in the states of Arizona, California, Colorado, Connecticut, Florida, Hawaii, Illinois, Indiana, Kentucky, Louisiana, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New York, Ohio, Oregon, Pennsylvania, Utah, Washington State, Washington, D.C., and Wisconsin. These developers have aggregated contractual commitments to open 95 additional new Franchise Stores in their respective territories over the next several years. Nine of the twenty-one development agreements were entered into in connection with refranchising transactions, where a purchaser of Company Stores also agreed to develop new Franchise Stores.

Area developers typically enter into a separate franchise agreement for each store opened. Under typical development agreements, upon execution of the multi-unit development agreement, the area developer generally pays, as a development fee, one-half of a $20,000-$25,000 initial fee, or $10,000-$12,500, for each store required to be developed. Area developers are obligated to finance their own build-out of each store location according to our specifications.

We also continue to strengthen our relationships with beverage and food concessionaires operating at non-traditional venues such as colleges, universities, airports and other transit hubs, and other retail and entertainment venues to help maximize our non-traditional franchise development. In addition to our own efforts, we are approached by sophisticated concessionaires and contract feeders whose independent research has identified us as ideal for locations such as colleges and universities, sport venues, airports, and other non-traditional venues where they have exclusive rights from venue owners to develop. When it fits our expansion strategies, these opportunities are incorporated into our own plans.

Our market planning and site selection process is integral to the successful execution of our growth strategy. We have processes for identifying, analyzing, and assigning undeveloped markets for either Company Store or Franchise Store development. Once a market is selected, we carefully screen trade areas for demand based on demographic, psychographic and Jamba Juice specific variables to assess the risk of developing a store or permitting a franchisee to do so. We review trade areas to ensure that they meet our guidelines for new store development and begin the site selection or approval process. Once a trade area is approved, we carefully screen prospective locations for visibility, traffic patterns, ease-of-use and co-tenancy for potential Company Store and Franchise Store locations. Our expansion strategy involves using this market planning and site selection process to leverage areas of demand within each market. We intend to use this approach to encourage the clustering of stores in specific geographic areas of demand, which we believe will drive brand awareness, improve operating and marketing efficiencies for Franchise Stores while leveraging the costs associated with regional supervision. Distribution efficiencies can also be realized through this strategy. In addition, we believe the ability to hire qualified team members is enhanced in markets where Jamba is a broadly recognized brand.

Jamba Juice—International Franchising

We work closely with all of our international partners to build the Jamba Juice brand and implement the Jamba Juice system locally, as well as to maximize revenue and margin growth opportunities, recognizing commercial, cultural and dietary diversity in each market. We have experienced significant growth in our international markets and increased the number of International Stores from 19 stores as of January 3, 2012 to 35 stores as of January 1, 2013, with stores located in South Korea, the Philippines, and Canada. Our store in the Bahamas closed during the year.

In 2010, we signed a master development agreement with SPC Group, a leading specialty food company in South Korea with over 5,000 retail locations across several brands, to develop 200 Jamba Juice stores in South Korea over the next 10 years. The first Jamba Juice store opened at the Incheon airport in January 2011. As of January 1, 2013, there were 21 Jamba Juice stores operating in South Korea.

In April 2011, Jamba announced a master development agreement with Max's Group of Companies, a well-established restaurant and franchise operator, to develop 40 stores in the Philippines over the next 10 years. The first store opened in Manila in November 2011. As of January 1, 2013, there were six Jamba Juice stores operating in the Philippines.

In May 2011, we signed a master development agreement with Canadian Juice Corp., the principals of which are world leaders in the frozen yogurt category with over 1,200 stores in 25 countries, to develop 80 Jamba Juice locations over the next 10 years. The first Jamba Juice store opened in Toronto in October 2011. As of January 1, 2013, there were eight Jamba Juice stores operating in Canada. In addition, we have been collaborating with our Canadian partner on plans to introduce the new flexible JambaGO and Smoothie Station formats in the Canadian market in 2013. We believe these new formats will enable a more rapid expansion, and strengthen brand awareness and loyalty in the Canadian market.

Our brand and products have international appeal and we continue to engage in discussions with additional potential partners regarding the expansion of Jamba Juice stores into new international markets. The success of further international expansion will depend on, among other things, local acceptance of the Jamba Juice concept and menu offerings, and our ability to attract qualified franchise partners. Our agreements take the form of development and franchise agreements under which we typically receive an initial territory fee, store opening fees, and ongoing royalty revenues based on a percentage of sales.

New products, partners, channels and markets

During 2012, we shifted our CPG business model from utilizing only a third party licensing structure to one that combines both licensing and direct selling, which allows us to secure greater control over product development, production, distribution, sales and profit. We initially started with our acquisition of Talbott Teas™ in January 2012 and our acquisition of the product formulation and intellectual property of the Jamba All- Energy Drink from Nestle in June 2012. We began the initial distribution expansion of our Jamba All-Energy Drink in the West Coast to add to our distribution in the Northeast Regional test geography, and we will continue with distribution focus in all mass retail channels across the United States. Talbott Teas had a strong showing on ABC's Shark Tank, at the NATO Summit and was sold on QVC, online and in select retail and hospitality channels.

Through our licensed partnerships we launched twelve new "better-for-you" SKUs that included two additional varieties of our make-at-home Smoothie Kits, two Multigrain Crisps, two Apple Chips, four Wraps and two Panini Sandwiches. The Jamba brand is available across multiple product categories and in major retailers across the country. As of January 1, 2013, we had approximately 40 individual Jamba SKUs at retail distribution points across 50 states. We continue to evaluate and meet with potential licensees regarding new product categories that leverage the core brand strength of Jamba.

We plan to further extend the presence of the Jamba Consumer Products Portfolio through a combination of licensing and direct selling. This growth will expand accessibility of the brand, will offer consumers unique new Jamba branded product solutions and reinforce Jamba as a healthy, active lifestyle brand.

Drive enterprise efficiencies

This strategic priority affects all aspects of our system in our efforts to continue to drive store-level profitability, and improve returns for Company Stores and Franchise Stores. Strong store-level economics are critical to the Company's success and therefore management is diligently focused on initiatives to improve these metrics.

In order to drive productivity across the Company and to enhance customer experience and speed of service at store-level, we introduced a variety of technology enhancements. These included innovative point of sale technologies such as PayPal payment cards, designed to increase the speed of payment at the point of sale and social networking for sharing and collaborating across the Jamba system.

Effective January 1, 2013, Systems Services of America ("SSA") is our primary distributor service provider on the West Coast of the United States. Our alliance with SSA is expected to reduce costs and increase productivity through access to value-added resources and technology. We anticipate improved supply chain efficiencies and enhanced services to our existing Jamba store locations. In addition, this alliance will facilitate rapid supply chain distribution solutions as we expand into new territories to pursue future growth opportunities.

We continue to make improvements to our workforce management technology to help optimize work schedules, resulting in improved productivity and reduced labor costs as well as improved customer service. We also monitor our general and administrative expenses so that we may better leverage our existing infrastructure in support of our growth strategy. We continue to look for opportunities, including the use of innovative technological solutions, for functional improvement in order to drive down expenses and improve productivity.

Domestic Store Operations

Franchise Store Management

We continuously review Franchise Store operations, principally through our Regional Franchise Leaders, who are Company representatives, who make both scheduled and unannounced visits of Franchise Stores. We also review the financial health, operations practices and procedures of our franchisees through business and financial reviews. We maintain a Franchise Advisory Council ("FAC"), which formalizes a channel of communication through a representative group of franchisees to provide advice, counsel and input to us on important issues impacting the business. Our agreement calls for franchise partners to meet certain operational and maintenance requirements, and we work diligently to ensure compliance.

We continue to leverage technology to improve communications, training and collaboration with our stores and franchise partners. As of January 1, 2013, the Jamba system had approximately 63% Franchise and International Stores and 37% Company Stores. Our ongoing commitment to building strong relationships with our franchisees has enabled better two-way feedback that has helped us to identify best practices and to facilitate more effective and efficient launch of new products and marketing campaigns.

Company Store Management

We believe operational excellence throughout the Jamba system is vital to the Company's success. Our Company Store field and store operations team plays a critical role in maximizing the performance of our stores across the system. We recruit and retain leaders with broad experience in management and our industry. Our field leadership consists of a combination of Regional Directors of Operations and District Managers to support our Company Store operations.

Our typical Company Store operations team consists of a combination of a General Manager at each store, two to four Shift Managers and approximately 10 to 20 generally part-time team members depending on the time of year. We continually evaluate opportunities to optimize our labor planning algorithms further to achieve optimal staffing levels throughout the day, which may help us reduce staffing costs at certain stores under certain circumstances.

A major aspect of our BLEND Plan is to continue to engage our customers and to improve the quality and consistency of the customer experience at our stores. We are devoting significant resources to ensure that all stores across the system offer a superior customer experience, including engaging customers on healthy, active lifestyle activities, and updating the look and feel of the store environment to inspire healthy, active lifestyle. Our store excellence guide is designed to improve operational execution and performance by establishing comprehensive standards which we expect all of our stores to achieve and maintain. In addition, the bonus program for Company Store managers rewards customer service goal achievements. These factors continue to positively impact customer satisfaction during the year and ensure that all stores in the Jamba system are delivering against the key drivers of customer satisfaction on a consistent basis. We believe team members are the key to our success and support the development of a culture that fosters personal interaction, mutual respect, trust, empowerment, enthusiasm and commitment.

Maintaining a culture that embodies healthy, active lifestyle in an authentic, fun, friendly and efficient manner in Company Stores as well as Franchise Stores is essential as we continue to expand, and we believe that it is critical to developing our brand and ensuring our continued success.

Training

We conduct various training programs for franchise partners, team members, support center staff and our leadership team on a regular basis. We are dedicated to providing a meaningful experience for all employees, with ample opportunity to develop leadership skills as they move up through the organization. Our training programs include formal programs such as the Manager-in-Training programs for new managers and informal one-on-one discussions held between General Managers, District Managers and Regional Directors of Operations. All of our training programs reinforce the importance of strong customer service and sales skills. We also make training materials and best practice information available to our franchisees to help create, preserve, and support a singular culture of excellence within all of the stores that comprise our system.

Recruiting and Retention

We carefully screen potential employees to ensure that they hold many of our core values and fit into our culture. By maintaining this emphasis and encouraging responsibility and accountability at every level, we believe that we have created a sense of team member loyalty and an open and interactive work environment, resulting in a highly passionate workforce. Our employees are paid competitive wages and are offered opportunities for advancement. In addition to competitive wages, store managers are eligible for performance-based bonuses. We also provide best practice information, qualifications and other information to our franchisees to assist them with hiring and retention and to preserve a singular culture within the stores that comprise our system.

Advertising and Marketing

The Health and Wellness category remains strong with consumers increasingly seeking better-for-you food and beverage solutions as part of their lifestyle choices. In 2012, we leveraged this trend through a variety of innovative products and programs, encouraging consumers to Live Fruitfully™ by embracing healthy eating habits and engaging them in an array of initiatives designed to encourage and inspire increased physical activity.

We formed the Jamba Healthy Living Council, a panel of three renowned registered dieticians to share healthy living education and information with consumers via videos, articles, online webinars and Jamba's website. These nutrition experts offered insights at key industry conferences like the American Dietetic Association's FNCE conference and the School Nutritionist Association Convention. As parents themselves, the Healthy Living Council members relate to the dietary concerns of parents and families.

In the second year of our social responsibility program, Team Up for a Healthy America™, Jamba continued to lead its partners in raising awareness of the importance of physical activity and in supporting our focus on key national health issues such as childhood obesity. We received nationwide attention by providing local schools and community organizations with much needed athletic equipment. In 2012 we held two fit clinics led by celebrity athletes from the WNBA and USA Water Polo, inspiring children to stay fit and exercise. Our company spokesperson, Venus Williams, together with gold medal USA Water Polo athletes, the Golden State Warriors and other teams and athletes participated in our program as role models for active, healthy living. Community partners such as the National PTA, National Gardening Association, as well as our agencies, vendors and associates also joined forces with us in social media outreach and events to help us further this cause.

National and local marketing funds were used to create programs that expand our communication and reach with consumers through the technology they use and the healthy lifestyle activities they engage in. We developed local advertising tools and initiatives to drive deeper community engagement which resulted in notable increases in our consumer database and store traffic. The use of the Quick Response or QR Code, sweepstakes and scratcher tool added fun and excitement to our promotional offering. Our new product campaign launches, social media, advertising and promotion efforts attracted new users to our stores and increased our Facebook fan base to over 1.5M and Twitter followers to 32,000. We were a sponsor of the 2012 Rock & Roll marathon series as well as supported local youth soccer organizations.

Our marketing efforts in 2012 have exponentially extended our reach and relevance to consumers. By improving our use of technology, expanding our reach into sports and other lifestyle activities, helping communities and leading the cause to improve the health and wellness of our nation's youth, we have continued to inspire and simplify healthy living. Through continuous product innovation, we strive to provide consumers with more fun and meaningful solution, to further our significant progress toward our goal of being a leading health and wellness brand.

We partnered with companies such as Google, Isis and PayPal to assess new and preferred payment methods in our retail stores. In partnership with our IT group, our website was redesigned to be more synergistic to popular social media venues and allow for greater user engagement.

Jamba's inclusion into the culture and conversations of consumers was evident as we were featured in stories appearing in nationally syndicated journal and newspapers, including Nation's Restaurant News, Franchise World, Success Magazine, QSR Magazine, Black Enterprise, Forbes and The Wall Street Journal. We also received product placement in television shows and feature films. Our participation in local fundraising events also helped capture a significant amount of coverage from local television and radio stations.

Product Supply

Jamba is committed to providing only the finest smoothies, juices and other food products. Smoothie and juice products depend heavily upon supplies of fresh and individually quick frozen ("IQF") fruit. The quality of each smoothie depends to a large degree on the quality of the basic fruit ingredients from which it is made. It is essential that the supply of fruit is of the highest quality and is consistent throughout the year. To achieve these goals we purchase our projected requirements for the coming year from suppliers at the height of the season. The supply and price of fresh and IQF fruit are dependent upon the supply and demand at the time of purchase and are subject to volatility. Supply and price can be affected by multiple factors in the producing regions, including weather, natural disasters and regional political and economic conditions.

We buy certain fruits and dairy using fixed priced or to-be-fixed priced purchase commitments to secure adequate supply of quality ingredients for our products. As a result, we have purchase obligations with certain suppliers for certain fruits and dairy for various terms typically ranging from one year to five years. Also, we have one contract with a supplier for a 15 year term that ends in 2024. These contracts are commitments to purchase a minimum amount of fruit and other items used in the production of our products and the aggregate costs are estimated at $78.2 million. We depend on our relationships with our suppliers for our supply of fruit, dairy and other products. We believe, based on our established relationships with our suppliers, the risk of non-delivery on our purchase commitments is remote.

Southwest Traders, Inc. was a distributor of proprietary products to our Company Stores and Franchise Stores during 2012 and distributed ingredients that made up approximately 98% of cost of goods for Jamba Juice Company. In October, 2012, we signed a new distributor agreement with Systems Services of America. Effective January 1, 2013, SSA replaced Southwest Traders as our primary distributor for Company and Franchise Stores in California, Arizona and Nevada. In addition, we have distributor agreements with SYGMA, a subsidiary of Sysco, McDonald, YHATA, and U.S. Foods. All of these distributors are leaders in selling, marketing and distributing food products to restaurants and other facilities. Our distributors do not manufacture or negotiate pricing agreements for products sold in our stores. They serve solely in a warehousing and distribution capacity.

Our supply chain and purchasing organization is partly funded by all stores across the Jamba system. This funding contributes to the cost of procurement and management of our supplies and supports our suppliers. The program allows for a mark-up of certain products purchased by Company Stores and Franchise Stores, which is subsequently rebated back to the Company by the supplier.

Competition

The retail beverage and food industry is highly competitive and fragmented. Restaurants compete based on a number of factors, including quality, price-value relationships, customer service, name recognition, employee hiring and retention and location. We compete with a variety of purveyors of quick, convenient beverage and food products, including quick service restaurants/fast food establishments, coffee shops, donut shops, frozen yogurt shops and grocery stores. While competition in the beverage and food market is fragmented, competition is increasing, and a major competitor with substantially greater resources than the Company could enter the market at any time and compete directly against Jamba Juice stores.

We compete most directly with regional smoothie stores, most of which are franchises of other smoothie brands. The rising popularity of convenient and healthy food items resulted in increased competition from non-smoothie retailers as they increase their offerings of smoothies and other juice-related products, and as we increase our food offerings, we have placed ourselves into direct competition with other quick serve food concepts with well established businesses.

In addition, we also face intense competition from both restaurants and other specialty retailers for suitable sites for new stores and qualified personnel to operate both new and existing stores. There can be no assurance that the Company or our franchisees will be able to continue to secure adequate sites at acceptable rent levels or that the Company or franchisees will be able to attract a sufficient number of qualified personnel to operate our stores.

Government Regulation and Environmental Matters

Government Regulation. We are subject to extensive and varied federal, state and local government regulation, including regulations relating to public health and safety and zoning codes. We operate each of our stores in accordance with standards and procedures designed to comply with applicable codes and regulations. However, if we could not obtain or retain food or other licenses, it would adversely affect our operations. Although we have not experienced, and do not anticipate, any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular store or group of stores.

California and other states and local jurisdictions have enacted laws, rules, regulations and ordinances which may apply to the operation of a Company Store, including those which (a) establish general standards, specifications and requirements for the construction, design and maintenance of the store premises; (b) regulate matters affecting the health, safety and welfare of our customers, such as general health and sanitation requirements for restaurants; employee practices concerning the storage, handling, cooking and preparation of food; special health, food service and licensing requirements; restrictions on smoking; exposure to tobacco smoke or other carcinogens or reproductive toxicants and saccharin; availability of and requirements for public accommodations, including restrooms; (c) set standards pertaining to employee health and safety and mandatory health insurance; (d) set standards and requirements for fire safety and general emergency preparedness; (e) regulate the proper use, storage and disposal of waste, insecticides and other hazardous materials; (f) establish general requirements or restrictions on advertising containing false or misleading claims, or health and nutrient claims on menus or otherwise, such as "low calorie", "healthy" or "organic"; (g) establish requirements concerning withholdings and employee reporting of taxes on tips and (h) regulate or ban the use of polystyrene cups.

In order to develop and construct more stores, we or our franchisees need to comply with applicable zoning, land use and environmental regulations. Federal and state environmental regulations have not had a material effect on our operations to date, but expansion of our menu offerings or more stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors could delay or even prevent construction and increase development costs for new stores. We and our franchisees are also required to comply with the accessibility standards mandated by the U.S. Americans with Disabilities Act, which generally prohibits discrimination in accommodation or employment based on disability. We may, in the future, have to modify stores, for example, by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. While these expenses could be material, our current expectation is that any such action will not require us to expend substantial funds.

We are subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986 and various federal and state laws governing various matters including minimum wages, overtime meal and rest periods, accommodations to certain employees, and other working conditions. Complying with these rules subjects us to substantial expense and can also expose us to liabilities from claims for non-compliance. In addition, we pay a significant number of our hourly staff at rates consistent with, but higher than, the applicable federal or state minimum wage. Accordingly, increases in the minimum wage would increase our labor cost. We are also subject to various laws and regulations relating to our current and any future franchise operations. See "Risk Factors—*Governmental regulation may adversely affect our ability to open new stores or otherwise adversely affect our existing and future operations and results*."

We are also subject to various federal and state laws that regulate the offer and sale of franchises and aspects of the licensor-licensee relationships. Many state franchise laws impose restrictions on the franchise agreement, including the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew and the ability of a franchisor to designate sources of supply. The Federal Trade Commission, or the FTC, and some state laws also require that the franchisor furnish to prospective franchisees a franchise disclosure document that contains prescribed information and, in some instances, require the franchisor to register the franchise offering.

Environmental Matters. We are subject to federal, state and local environmental laws and regulations concerning the use of polystyrene products, and several counties in which our stores are located have already banned the use of our polystyrene cups. During 2012, we continued to make progress on certain eco-sustainability initiatives first launched in 2009, focusing on phasing out the use of polystyrene cups, as well as increasing the use of recyclable products, and reducing waste. Our new double-walled paper cup is scheduled to be in use by the summer of 2013, and will replace our use of polystyrene cups in the U.S. Our other green initiatives include the use of more environmentally friendly packaging for our cup carriers, oatmeal cups and lids, breakfast clear cups and lids, spoons and napkins, all of which are made from recycled material. We have also reduced the amount of corrugated cardboard used for bulk shipping, reduced labeling requirements, and reduced freight, resulting in lower fuel emissions. Our efforts have also resulted in the launch of several optimization programs to reduce waste, such as participation in recycling programs, as well as composting programs of our food waste where it is feasible for us to do so.

Trademarks and Domain Names

The Company owns and/or has applied to register numerous trademarks and service marks in the United States and in other jurisdictions covering additional countries throughout the world. Some of the Company's trademarks, including Jamba Juice ® and the Jamba logo are of material importance to the Company. The duration of trademark registrations varies from country to country. However, trademarks are generally valid and may be renewed indefinitely as long as they are in use and/or their registrations are properly maintained. In addition, the Company has registered and maintains numerous Internet domain names, including "jamba.com" and "jambajuice.com."

Management Information Systems

Each Company Store has computerized point-of-sale registers which collect transaction data used to generate pertinent information, including sales transactions and product mix. Additionally, the point-of-sale system is used to authorize, batch and settle credit card data. All product prices are programmed into the point-of-sale register from the Company's corporate office. Franchise Stores generally use the same point-of-sale registers as Company Stores, but may elect to use alternative systems provided Company approval and certain information is shared with the Company. Franchisees set their own menu prices.

Company Stores use the Company's licensed labor management software to record employee time clock information, schedule labor, and provide management reports. Company Stores and many Franchise Stores use the Company's licensed food cost management software to improve inventory management and provide management reports.

Our continued focus on technological and procedural enhancements, in areas such as labor and inventory management, has relieved our store managers from manual administrative tasks and enables them to better focus on delivering exceptional customer service.

Seasonality

Our business is subject to day-to-day volatility based on weather and varies by season. A significant portion of the Company's revenue is realized during the second and third quarters of the fiscal year, which include the summer months. The fourth quarter of the fiscal year, which encompasses the winter months and the holiday season, has traditionally been our lowest revenue volume quarter. Our business will likely continue to be subject to seasonal patterns for the foreseeable future, given that the largest portion of our sales continues to be from the sale of smoothies during the warmer parts of the year. Because of the seasonality of the business, results for an individual quarter are not necessarily indicative of the results which may be achieved for the full fiscal year.

Executive Officers

Our executive officers, their respective ages and positions as of March 6, 2013, and descriptions of their business experience are set forth below. There are no family relationships among any of the executive officers named below.

James D. White, Chairman, President and Chief Executive Officer, age 52

Mr. White has served as the Company's President and Chief Executive Officer since December 2008. He was appointed Chairman in May 2010. From 2005 to 2008, Mr. White was Senior Vice President of Consumer Brands for Safeway, Inc. with responsibility for brand strategy, innovation, manufacturing and commercial sales. From 2002 to 2005, Mr. White was Senior Vice President of Business Development, North America at the Gillette Company.

Karen L. Luey, Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Secretary, age 52

Ms. Luey has served as the Company's Chief Financial Officer since August 2008, Executive Vice President, Chief Administrative Officer since May 2011, and Secretary since February 2012. She served as the Company's Senior Vice President from August 2008 to May 2011 and Principal Accounting Officer since April 2007. Ms. Luey joined Jamba Juice Company as Vice President and Controller in April 2007. From 2005 to 2007, Ms. Luey was Vice President, Corporate Controller, and Principal Accounting Officer of LeapFrog Enterprises.

Bruce Schroder, Executive Vice President and Chief Operating Officer, age 53

Mr. Schroder has served as Executive Vice President and Chief Operating Officer of Jamba Juice Company since May 2011. He served as President, Store Operations of Jamba Juice Company from April 2010 to May 2011. From 2008 to 2010, Mr. Schroder was Chief Operating Officer of Adina for Life. From 2007 to 2008, Mr. Schroder served as Chief Operating Officer of Aimco Capital. From 2003 to 2007, Mr. Schroder held various positions with Peet's Coffee & Tea, lastly serving as Vice President and General Manager, Retail.

Julie S. Washington, Senior Vice President and Chief Brand Officer, age 47

Ms. Washington has served as Senior Vice President and Chief Brand Officer of Jamba Juice Company since January 2012. Ms. Washington joined Jamba Juice Company as Vice President and General Manager, Consumer Products in 2010. During 2008 to 2010, Ms. Washington was Vice President of Marketing at Luxottica Retail. From 2005 to 2007, Ms. Washington was North America Director of Shopper Marketing at Procter and Gamble.

Employees

As of January 1, 2013, we employed approximately 4,300 persons, approximately 180 of whom were at our corporate offices or part of our field, licensing, direct selling and franchise support and operations. The remainder of the employees was Company Store management and hourly store personnel. The Company also hires a significant number of seasonal employees during its peak selling season during the spring and summer. Our employees are not covered by a collective bargaining agreement. We consider our employee relations to be good. We place a priority on staffing our stores and support center positions with skilled team members who embrace our culture and invest in training programs to ensure the quality of our store operations.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available on our website at http://ir.jambajuice.com, free of charge as soon as reasonably practicable after we electronically file such reports with, or furnish those reports to, the Securities and Exchange Commission (the "SEC"). The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information that we file electronically with the SEC at http://www.sec.gov. The public may also read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Investors may obtain information on the operation of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330. Our Corporate Governance Principles and Practices, Board of Directors committee charters (including the charters of the Audit Committee, Compensation and Executive Development Committee and Nominating and Governance Committee) and our code of ethics entitled "Code of Business Conduct and Ethics" also are available at that same location on our website. Information on our website is not incorporated into this annual report. Stockholders may request free copies of these documents from:

Jamba, Inc.
c/o ICR, Inc.
825 Third Avenue, 31st Floor
New York, NY 10022
(646) 277-1212
investors@jambajuice.com

We included the certifications of the Chief Executive Officer and the Chief Financial Officer of Jamba, Inc. relating to the quality of our public disclosure, as required by Section 302 of the Sarbanes-Oxley Act of 2002 and related rules, in this Annual Report on Form 10-K as Exhibits 31.1 and 31.2 hereto.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below. If any of the risks and uncertainties described below actually occurs, our business, financial condition and results of operations could be materially and adversely affected. The risk factors listed below, however, are not exhaustive. Other sections of this Annual Report on Form 10-K include additional factors that could materially and adversely impact our business, financial condition and results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New factors emerge from time to time and it is not possible to predict the impact of all of these factors on our business, financial condition or results of operation.

RISKS RELATED TO OUR BUSINESS

We may not be successful in implementing our strategic priorities, which may have a material adverse impact on our business and financial results.

In fiscal 2012 we implemented our strategic priorities under our BLEND Plan 2.0, which we believed necessary to support the Company's continued growth and long-term stockholder value. On January 16, 2013, we announced our strategic priorities under the BLEND Plan 3.0, which we believe continues Jamba's path to a healthy, active lifestyle brand and creates long-term shareholder value, including:

- Brand Building and Total Innovation;
- Lifestyle Engagement;
- Expand Growth Initiatives;
- New Products, Partners, Channels and Markets; and
- Drive Enterprise Efficiencies.

There can be no assurance that we will be able to continue to successfully implement these strategic priorities or whether these strategic priorities will be successful, and a failure of either could impede our growth and operating results.

We have a history of net losses and may incur losses in the future.

We have incurred net losses in five of the last six fiscal years. We may continue to incur net losses in the future and we cannot assure you that we will sustain profitability.

A worsening of economic conditions or a decrease in consumer spending may substantially decrease our revenues and may adversely impact our ability to implement our business strategy.

To a significant extent, our success depends on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. While there are signs that conditions may be improving, there is no certainty that this trend will continue or that credit and financial markets and confidence in economic conditions will not deteriorate again. Accordingly, we may experience declines in revenue during economic turmoil or during periods of uncertainty. Any material decline in the amount of discretionary spending, leading cost-conscious consumers to be more selective in restaurants visited, could have a material adverse effect on our revenue, results of operations, business and financial condition.

The challenges of competing with the many food services businesses may result in reductions in our revenue and operating margins.

We compete with many well-established companies, food service and otherwise, on the basis of taste, quality and price of product offered, customer service, atmosphere, location and overall consumer experience. Our success depends, in part, upon the popularity of our products and our ability to develop new menu items that appeal to consumers across all four day-parts. Shifts in consumer preferences away from our products, our inability to develop new menu items that appeal to consumers across all day-parts, or changes in our menu that eliminate items popular with some consumers could harm our business. We compete with other smoothie and juice bar retailers, specialty coffee retailers, yogurt and ice cream shops, bagel shops, fast-food restaurants, delicatessens, cafés, take-out food service companies, supermarkets and convenience stores. Our competitors change with each of the four day-parts, ranging from coffee bars and bakery cafés to casual dining chains. Many of our competitors or potential competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in the market quicker than we can. In addition, aggressive pricing by our competitors or the entrance of new competitors into our markets, could reduce our revenue and operating margins.

We are subject to risks associated with climate change and climate change regulation.

Laws and regulations regarding climate change, energy usage and emissions controls may impact the Company directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Company cannot anticipate or predict the material adverse effect on our financial condition, results of operations or cash flows as a result of climate change and climate change regulations.

Our revenue is subject to volatility based on weather and varies by season.

Seasonal factors cause our revenue to fluctuate from quarter to quarter. Because the majority of our revenue results from the sale of smoothies, our revenue is typically lower during the winter months and the holiday season and during periods of inclement weather (because fewer people choose cold beverages) and higher during the spring, summer and fall months (for the opposite reason).

Fluctuations in various food and supply costs, particularly fruit and dairy, could adversely affect our operating results.

Supplies and prices of the various products that we use to prepare our offerings can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing countries. These factors subject us to shortages or interruptions in product supplies, which could adversely affect our revenue and profits. In addition, the prices of fruit and dairy, which are the main products in our offerings, can be highly volatile. The quality of fruit we seek tends to trade on a negotiated basis, depending on supply and demand at the time of the purchase. An increase in pricing of any fruit that we use in our products could have a significant adverse effect on our profitability. In addition, higher diesel and gasoline prices may affect our supply or transportation costs and may affect our profitability. Although we attempt to mitigate the risks of volatile commodity prices and allow greater predictability in pricing by entering into fixed price or to-be-fixed priced purchase commitments for a portion of our fruit and dairy requirements, we cannot assure you that these activities will be successful or that they will not result in our paying substantially more for our fruit supply than would have been required absent such activities. Declines in sales may also adversely affect our business to the extent we have long-term purchase commitments in excess of our needs.

We are dependent upon a limited number of distributors for a significant amount of our food distribution for our Stores.

For Company Stores, we maintain food distribution contracts primarily with one distributor, Systems Services of America ("SSA"), and a majority of Franchise Stores are serviced by The SYGMA Network, Inc. ("SYGMA") Although we believe our relationships with these distributors will result in increased operation efficiencies and cost savings, we cannot assure you that we will be successful or that we will not have to pay substantially more for distributor services in the event SSA or SYGMA have operational problems. Should either distributor have operational problems, our operations could be adversely affected.

We may face difficulties entering into new or modified arrangements with existing or new suppliers or new service providers.

If we expand our operations into new geographic areas through new Company Stores, Franchise Stores and/or the JambaGO platform, or introduce new products with special manufacture, storage or distribution requirements, we may have to seek new suppliers and service providers or enter into new arrangements with existing ones. We may also encounter difficulties or be unable to negotiate pricing or other terms as favorable as those we currently enjoy, which could harm our business and operating results. For example, the potential growth in smaller format stores may cause the frequency of shipments to increase and the average number of cases per shipment to decrease, thereby increasing the Company's per case shipment costs.

The Company's success depends on the value of the Jamba Juice and Jamba brands.

The Jamba Juice brand practice is to inspire and simplify healthy living. We believe we must preserve and grow the value of the Jamba Juice brand in order to be successful in building our business and particularly in building a consumer products growth platform primarily under the Jamba brand. Brand value is based in part on consumer perceptions, and the Jamba Juice brand has been highly rated in several recent brand studies. We intend to reinforce and extend these perceptions for the Jamba brand to help support our licensing efforts. Our brand building initiatives involve increasing our product offerings, opening new Franchise Stores, expanding the JambaGO and Jamba Smoothie Station platforms and entering into licensing arrangements to increase awareness of our brands and create and maintain brand loyalty. Our licensees are often authorized to use our logos and provide branded beverages, food and other products directly to customers. We provide training and support to, and monitor the operations of, these business partners, but the product quality and service they deliver may be diminished by any number of factors beyond our control, including financial pressures. We believe customers expect the same quality of products and service from our licensees as they do from us. Any shortcoming of one of our business partners, particularly an issue affecting the quality of the service experience or the safety of beverages or food, may be attributed by customers to us, thus damaging our reputation and brand value and potentially affecting our results of operations. If our brand building initiatives are unsuccessful, or if business incidents occur which erode consumer perceptions of our brand, then the value of our products may diminish and we may not be able to implement our business strategy.

We may experience higher than anticipated costs in connection with the refresh and remodel of existing Stores.

Updating the format and design of our Stores is important to maintaining a positive consumer association with the Jamba Juice brand. While we intend for such remodeling efforts to inure to the benefit of the Company, the associated costs may be higher than expected, and our revenues and expenses could be negatively impacted.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.

Our intellectual property is material to the conduct of our business. Our ability to implement our business plan successfully depends in part on our ability to build further brand recognition using our trademarks, service marks, trade dress and other proprietary intellectual property, including our name and logos and the unique ambiance of our stores, both domestically and overseas. We have secured the ownership and rights to our marks in the United States and have filed or obtained registrations in select classes including restaurant services in most other significant foreign jurisdictions. We undertake similar efforts to protect our brands in other relevant consumer product categories in relevant jurisdictions. If our efforts to protect our intellectual property are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of our store brand and our consumer products brands may be harmed, which could have a material adverse effect on our business. While we have not encountered claims from prior users of intellectual property relating to restaurant services in areas where we operate or intend to conduct material operations in the near future, there can be no assurances that we will not encounter such claims. If so, this could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

Our business could be adversely affected by increased labor or healthcare costs. Self-insurance plan claims could materially impact our results.

Labor is a primary component in the cost of operating our business. We compete with other employers in our markets for hourly workers and may become subject to higher labor costs as a result of such competition. We devote significant resources to recruiting and training our team members. A considerable number of the team members employed by us are paid at rates related to the federal minimum wage. In 2009, the federal minimum wage increased to $7.25 per hour. Additionally, many of our Company Store team members work in stores located in states where the minimum wage is greater than the federal minimum wage and receive compensation equal to the state's minimum wage. The current California minimum wage is $8.00 per hour. Moreover, municipalities may set minimum wages above the applicable state standards, such as in San Francisco, which raised the minimum wage to $10.55 per hour as of January 1, 2013. Any further increases in the federal minimum wage or the enactment of additional state or local minimum wage increases where our employees may be located will increase our labor costs. Competition for employees in various markets could also result in higher required wage rates. Furthermore, the Company is self-insured for employee healthcare and dental benefits. The Company pays a substantial part of the healthcare benefits for team members at the general manager level and above and for those working at the Company's corporate office. Liabilities associated with the risks that the Company retains are estimated in part, by considering historical claims experience, demographic factors, severity factors, and other actuarial assumptions. The estimated accruals for these liabilities are based on statistical analyses of historical industry data as well as the Company's actual historical trends. If actual claims experience differs from the Company's assumptions, historical trends, and estimates, changes in the Company's insurance reserves could materially impact our results of operations.

The Patient Protection and Affordable Care Act enacted in 2010, as well as other healthcare reform legislation being considered by Congress and state legislatures, may have a material adverse impact on our business. We are currently evaluating the potential effects of the Patient Protection and Affordable Care Act on our business. While the costs of such legislation will occur after 2013, due to provisions requiring phasing-in over time, changes to our healthcare costs structure could have a significant, negative impact on our future business.

We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases.

We and our franchisees compete for real estate and our or their inability to secure appropriate real estate or lease terms could impact our respective abilities to grow. Our leases generally have initial terms of between five and 15 years, and generally can be extended only in five-year increments if at all. We generally cannot cancel these leases. If an existing or new store is not profitable, and we decide to close it, as we have done in the past and may do in the future, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Additionally, because we sublease the premises of Company Stores sold to franchisees in our refranchising program, we are still legally liable to the landlords under the prime leases, and we will need to assume obligations under the prime lease should a franchisee default on its sublease obligations. Current locations of our stores and franchised locations may become unattractive as demographic patterns change. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could require us to close stores in desirable locations.

Our business and results may be subject to disruption from work stoppages, terrorism or natural disasters.

Our operations may be subject to disruption for a variety of reasons, including work stoppages, acts of war, terrorism, pandemics, fire, earthquake, flooding or other natural disasters. These disruptions can result in, among other things, lost sales when consumers stay home or are physically prevented from reaching our stores, property damage, lost sales when our stores are forced to close for extended periods of time and interruptions in supply when vendors suffer damages or transportation is affected. In addition, our corporate offices and support center is located in Northern California near known earthquake fault lines. If a major earthquake or other natural disaster were to occur in Northern California, our corporate offices and support center may be damaged or destroyed. Such a disruption could result in the temporary or permanent loss of critical data, suspension of operations, delays in shipments of product, and disruption of business in both the affected region and nationwide, which would adversely affect our revenue and results of operations.

The unexpected loss of one or more members of our executive management team could adversely affect our business.

Our success depends substantially on the contributions and abilities of our executive management team and other key employees. We believe that these individuals understand our operational strategies and priorities and the steps necessary to drive our long-term growth and stockholder value. Competition for personnel in our industry is strong and the ability to retain key employees during a revitalization effort can be difficult. While we have entered into employment agreements with each of our executive officers, we cannot make any assurances that we can retain these individuals for the period necessary for us to achieve and sustain profitability. Our failure to continue to recruit, retain, and motivate executive management and other key employees sufficient to maintain a competitive position within our industry and to implement our strategic priorities would adversely affect our results of operations.

We are highly dependent on the financial performance of stores concentrated in certain geographic areas.

Our financial performance is highly dependent on stores located in California. Stores located in California comprise over 95% of Company Stores and generate a significant portion of our Company Store revenue. These stores also comprise over 35% of our total system stores. In recent years, California and other states have experienced significant negative economic impact due to the current economic climate. If geographic regions in which we have a high concentration of stores continue to experience significant economic pressures, our sales and operating results could be negatively impacted. In addition, state and local laws, government regulations, weather conditions and natural disasters affecting California and other regions where we have a high concentration of stores may have a material impact upon our operating results.

We may not realize the anticipated benefits of any acquisitions, joint ventures and strategic investments.

We expect to continue to evaluate and consider a wide array of potential strategic transactions, including acquisitions, joint ventures and strategic investments. At any given time, we may be engaged in discussions or negotiations with respect to one or more of these types of transactions. Any of these transactions could be material to our financial condition and results of operations. We may not realize the anticipated benefits of any or all of our acquisitions, joint ventures or strategic investments, or we may not realize them in the time frame expected. Future acquisitions, joint ventures or strategic investments may require us to issue additional equity securities, spend a substantial portion of our available cash, or incur debt or liabilities, amortize expenses related to intangible assets or incur write-offs of goodwill, which could adversely affect our results of operations and dilute the economic and voting rights of our stockholders.

Governmental regulation may adversely affect our ability to open new stores or otherwise adversely affect our existing and future operations and results.

We and our franchisees are subject to various federal, state and local regulations. Each of our stores is subject to state and local licensing and regulation by health, sanitation, food and workplace safety and other agencies. We and our franchisees may experience material difficulties or failures in obtaining the necessary licenses or approvals for new stores, which could delay planned store openings. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new stores in particular locations.

Our operations are also subject to the U.S. Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, along with the U.S. Americans with Disabilities Act, family leave mandates and a variety of similar laws enacted by the states that govern these and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Establishments operating in the quick-service and fast-casual segments have been a particular focus, and compliance with additional regulations can become costly and affect our operating results.

Our federal, state and local tax returns may, from time to time, be selected for audit by the taxing authorities, which may result in tax assessments, interest or penalties that could have a material adverse impact on our results of operations and financial position.

We are subject to federal, state and local taxes in the U.S. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, if a taxing authority disagrees with the positions taken by the Company, we could have an additional tax liability, including interest and penalties. If material, payment of such additional amounts could have a material impact on our results of operations and financial position.

We rely heavily on information technology and a material failure of that technology could impair our ability to efficiently operate our business.

Our business operations rely heavily on information systems, including point-of-sale processing in our stores, management of our supply chain and distribution system, vendor and franchisee invoicing, and various other processes and procedures. The efficient management of our business depends significantly on the reliability and capacity of these systems, and any related failure and/or breach of security could cause delays in customer service and reduce efficiency in our operations. Significant capital investments might be required to remediate any problems.

Failure to protect the integrity and security of individually identifiable data of customers, vendors or employees could expose us to data loss, litigation and liability, and our reputation could be significantly harmed.

Our business operations might require us to process and/or maintain certain personal, business and financial information about customers, vendors and employees. The use of such information by us is regulated by federal, state and foreign laws, as well as certain third party agreements. If our security and information systems are compromised or if our employees or franchisees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and result in litigation and settlement costs, damage awards, or penalties and fines. As privacy and information security law and regulations change, we may incur additional costs to ensure that we remain in compliance.

A failure or breach of our security systems or infrastructure as a result of cyber-attacks could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

Information security risks have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. These threats may derive from fraud or malice on the part of our employees or third parties, or may result from human error or accidental technological failure. These threats include cyber-attacks such as computer viruses, malicious code, phishing attacks or information security breaches.

To date, we have not experienced any material impact relating to cyber-attacks or other information security breaches. Any actual attacks could lead to damage to our reputation, additional costs (such as repairing systems and investigation or compliance costs), penalties, financial losses to both us and our customers and partners and the loss of customers and business opportunities. If such attacks are not detected immediately, their effect could be compounded. As cyber-threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Any of the risks described above could materially adversely affect our overall business and results of operations.

RISKS RELATED TO OUR FRANCHISE BUSINESS

Our growth strategy depends on increasing franchise ownership.

Because our current growth strategy is to emphasize Franchise Store development, we receive an increasingly significant amount of our revenues in the form of royalties from our franchisees. Accordingly, the success of our business is increasingly dependent upon the operational and financial success of our franchisees. This strategy is subject to risks and uncertainties. While our franchise agreements set forth certain operational standards and guidelines, we have limited control over how our franchisees' businesses are run, and any significant inability of our franchisees to operate successfully could adversely affect our operating results through decreased royalty payments. We may not be able to identify franchisee candidates with appropriate experience and financial resources or to negotiate mutually acceptable agreements with those that do. Our franchisee candidates may not have access to the financial or management resources that they need to open or continue operating the stores contemplated by their franchise agreements with us. In addition, franchisees may not be able to find suitable sites on which to develop new stores or negotiate acceptable lease terms for the sites, obtain the necessary permits and government approvals or meet construction schedules. If our franchisees incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, it could result in financial distress or even possible insolvency or bankruptcy. Some of our franchisees experienced financial pressures during fiscal 2012. If a significant number of our franchisees become financially distressed, this could harm our operating results through reduced or delayed royalty payments or increased rent obligations for leased properties on which we are contingently liable.

Expansion into new geographic markets may present increased risks.

Franchise growth is planned in new geographic areas in the United States and select international markets for fiscal 2013. Our future results, and the results of new Franchise Stores, depend on various factors, including successful selection and expansion into these new geographic markets and market acceptance of the Jamba Juice experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns as compared to existing markets. As a result, those new stores may be less successful than stores in our existing markets. Consumers in a new market may not be familiar with the Jamba Juice brand, and we may need to build brand awareness in that market through greater investments in advertising and promotional activity than we originally planned. Franchisees may find it more difficult in new markets to hire, motivate and keep qualified employees who can project our vision, passion and culture. Stores opened in new markets may also have lower average store revenue than stores opened in existing markets, and may have higher construction, occupancy or operating costs than stores in existing markets. Furthermore, we may have difficulty in finding reliable suppliers or distributors or ones that can provide us, either initially or over time, with adequate supplies of ingredients meeting our quality standards. Revenue at stores opened in new markets may take longer to increase and reach expected revenue levels, and may never do so, thereby affecting our overall royalty income. As with the experience of other retail food concepts that have tried to expand nationally and internationally, we may find that the Jamba Juice concept has limited appeal to customers in new markets or we may experience a decline in the popularity of the Jamba Juice experience. Newly opened stores may not succeed, future markets and stores may not be successful and, even if we are successful, our average store revenue, and the royalty income generated therefrom, may not increase and may even decline.

Our efforts to expand internationally may not be successful and could impair the value of our brand.

Our current strategy includes international expansion in a number of countries around the world. Expanding into international markets will expose us to new risks and uncertainties, including product supply, import/export limitations and regulations to which we are not currently bound and may not be currently set up to handle, consumer preferences, occupancy costs, operating expenses and labor and infrastructure challenges. If stores open in international markets and such stores are unable to source inventory locally, franchisees may be required to import inventory from our U.S. distributors and any resulting import duties, tariffs, transportation or other charges may disproportionately impact such stores' cost of goods which could harm the viability of such stores. Finally, international operations have inherent risks such as foreign currency exchange rate fluctuations, the application and effect of local laws and regulations and enforceability of intellectual property and contract rights. Additionally, effectively managing growth can be challenging, particularly as we continue to expand into new international markets where we must balance the need for flexibility and a degree of autonomy for local management against the need for consistency with our goals, philosophy and standards. Failure of our international expansion strategy could have a material adverse impact on our results of operations.

Termination or non-renewal of franchise agreements may disrupt store performance.

Each franchise agreement is subject to termination by us in the event of default by the franchisee after the applicable cure period. Upon the expiration of the initial term of a franchise agreement, the franchisee generally has an option to renew for an additional term. There is no assurance that franchisees will meet the criteria for renewal or will desire or be able to renew their franchise agreements. If not renewed, a franchise agreement and payments required thereunder will terminate. We may be unable to find a new franchisee to replace such lost revenue. Furthermore, while we will be entitled to terminate franchise agreements following a default that is not cured within the applicable cure period, if any, the disruption to the performance of the stores could materially and adversely affect our business.

Our franchisees could take actions that harm our reputation and reduce our royalty revenue.

While we have franchise agreements in place with our franchisees that provide certain operational requirements, we do not exercise control over the day-to-day operations of our Franchise Stores. Any operational or development shortcomings of our Franchise Stores, including their failure to comply with applicable laws, are likely to be attributed to our system-wide operations in the eyes of consumers and could adversely affect our reputation and have a direct negative impact on the royalty revenue we receive from those stores.

We could face liability from our franchisees and from government agencies.

A franchisee or government agency may bring legal action against us based on the franchisor/franchisee relationship. Various state and federal laws govern our relationship with our franchisees and our potential sale of a franchise. If we fail to comply with these laws, we could be liable for damages to franchisees, fines or other penalties. Expensive litigation with our franchisees or government agencies may adversely affect both our profits and our important relations with our franchisees.

RISKS RELATED TO THE FOOD SERVICE BUSINESS

Litigation and publicity concerning food quality, health claims, and other issues can result in liabilities, increased expenses, distraction of management, and can also cause customers to avoid our products, which could adversely affect our results of operations, business and financial condition.

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one retail location or a number of retail locations. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from buying our products.

Our customers occasionally file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to our stores, or that we have problems with food quality or operations. We are also subject to a variety of other claims arising in the ordinary course of our business, including false advertising claims, personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters, and we could become subject to class action or other lawsuits related to these or different matters in the future. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment significantly in excess of our insurance coverage, or for which we are not covered by insurance, could materially and adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect our reputation or prospects, which in turn could adversely affect our results.

In addition, the food services industry has been subject to a growing number of claims based on the nutritional content of food products they sell, and disclosure and advertising practices. We may also be subject to this type of proceeding in the future and, even if not, publicity about these matters (particularly directed at the quick-service and fast-casual segments of the industry) may harm our reputation or prospects and adversely affect our results.

We are also impacted by trends in litigation, including class-action allegations brought under various consumer protection and employment laws, including wage and hour laws. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business, financial condition and results of operations. In addition, regardless of the outcome of any litigation or regulatory proceedings, these proceedings could result in substantial costs and may require that we devote substantial resources to defend our Company and could affect the future premiums we would be required to pay on our insurance policies. Further, changes in governmental regulations could have adverse effects on our business and subject us to additional regulatory actions.

Food safety concerns and instances of food-borne illnesses could harm our customers, result in negative publicity and cause the temporary closure of some stores and, in some cases, could adversely affect the price and availability of fruits and vegetables, any of which could harm our brand reputation, result in a decline in revenue or an increase in costs.

We consider food safety a top priority and dedicate substantial resources toward ensuring that our customers enjoy high-quality, safe and wholesome products. However, we cannot guarantee that our internal controls and training will be fully effective in preventing all food-borne illnesses. Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents (such as e. coli, hepatitis A, salmonella or listeria) could occur outside of our control and at multiple locations. Instances of food-borne illnesses, whether real or perceived, and whether at our stores or those of our competitors, could harm customers and otherwise result in negative publicity about us or the products we serve, which could adversely affect revenue. If there is an incident involving our stores serving contaminated products, our customers may be harmed, our revenue may decrease and our brand name and reputation may be impaired. If our customers become ill from food-borne illnesses, we could be forced to temporarily close some stores. In addition, we may have different or additional competitors for our intended customers as a result of making any such changes and may not be able to compete successfully against those competitors. Food safety concerns and instances of food-borne illnesses and injuries caused by food contamination have in the past, and could in the future, adversely affect the price and availability of affected ingredients and cause customers to shift their preferences, particularly if we choose to pass any higher ingredient costs along to consumers. As a result, our costs may increase and our revenue may decline. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in our menu or dining experience or a temporary closure of any of our stores, could materially and adversely impact our business, financial condition and results of operations.

Bans on the use of polystyrene products can negatively impact our operating results.

We are subject to regulations regarding the use of polystyrene products, and several counties in which our stores are located have already banned the use of our polystyrene cups. As more state and local governments take similar actions, we may be subject to further bans on the use of polystyrene cups. Although our new double-walled paper cup is scheduled to be in use by summer of 2013 and is intended to replace our use of polystyrene cups system-wide, a national ban on the use of polystyrene cups could potentially increase our costs and create customer satisfaction issues that could materially and adversely impact our business, financial condition and results of operations.

RISKS RELATED TO OWNERSHIP OF COMMON STOCK

Failure of the Company's internal control over financial reporting could harm its business and financial results.

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes: (i) maintaining reasonably detailed records that accurately and fairly reflect our transactions; and (ii) providing reasonable assurance that we (a) record transactions as necessary to prepare the financial statements, (b) make receipts and expenditures in accordance with management authorizations, and (c) would timely prevent or detect any unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. A significant financial reporting failure could cause an immediate loss of investor confidence in us and a sharp decline in the market price of our common stock.

Our anti-takeover provisions may delay or prevent a change of control of us, which may adversely affect the price of our common stock.

Certain provisions in our corporate documents and Delaware law may delay or prevent a change of control of us, which could adversely affect the price of our common stock. For example, we have adopted a stockholder rights plan, commonly known as a "poison pill," which would make it difficult for someone to acquire the Company without the approval of the Board of Directors. Also, the Company's amended and restated certificate of incorporation and bylaws include other anti-takeover provisions such as:

- limitations on the ability of stockholders to amend our charter documents, including stockholder supermajority voting requirements;

- the inability of stockholders to act by written consent or to call a special meeting absent the request of the holders of a majority of the outstanding common stock; and

- advance notice requirements for nomination for election to the board of directors and for stockholder proposals.

The Company is also afforded the protections of Section 203 of the Delaware General Corporation Law which prevents it from engaging in a business combination with a person who acquires at least 15% of its common stock for a period of three years from the date such person acquired such common stock, unless board of directors or stockholder approval is obtained.

Our stock price may fluctuate significantly.

The trading price of our common stock has been volatile and is likely to continue to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors. The stock market has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. Broad market factors, including the effect of international political instability, armed conflict, natural disasters, financial markets, and general economic conditions, may have a material adverse effect on our stock price, regardless of our actual performance.

The securities purchase agreement for the sale of shares of the Series B Preferred (the "Securities Purchase Agreement") and the certificate of designation governing the Series B Preferred (the "Series B Certificate of Designation") grant certain rights and privileges to the holders of our Series B Preferred in preference to the holders of our common stock.

Under the Securities Purchase Agreement and the Series B Certificate of Designation, the holders of our Series B Preferred are entitled to the following rights and privileges:

- dividends at a rate of 8% per annum payable quarterly in cash at the option of the Company, increasing to 10% in the event the Company fails to satisfy certain obligations;

- a liquidation preference prior to the payment of any amount with respect to shares of our common stock;

- rights to prohibit the Company from, directly or indirectly, taking or agreeing to take certain actions involving a broad array of corporate activities;

- redemption rights to require us to redeem all or any portion of the outstanding shares of Series B Preferred on or after June 16, 2016; and

- preemptive rights to purchase a portion of any new securities sold by us, subject to certain exceptions.

These rights and privileges may result in restrictions which could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or could otherwise restrict corporate activities, any of which could have a material adverse impact on our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company's corporate headquarters is located at 6475 Christie Avenue, Emeryville, California. This facility is occupied under a lease for approximately 37,000 square feet, at a cost of approximately $1.1 million per year and has a lease term that expires on January 31, 2017.

The Company, including our franchisees, currently operates all of its stores under leases and typically signs five to 15 year leases. The Company does not intend to purchase real estate for any of its sites in the future. The Company believes that the size and flexibility of its format provide it with a competitive advantage in securing sites. At January 1, 2013, the Company served its customers primarily through a combination of Company Stores and Franchise Stores in 28 different states, the District of Columbia, South Korea, Canada, and the Philippines.

	Store Count as of January 1, 2013		
	Company Stores	Franchise Stores	Total
United States			
Arizona	—	33	33
California	286	111	397
Colorado	—	21	21
Connecticut	—	1	1
District of Columbia	—	2	2
Florida	—	18	18
Georgia	—	1	1
Hawaii	—	33	33
Idaho	—	8	8
Illinois	—	39	39
Indiana	—	4	4
Kentucky	—	3	3
Louisiana	—	3	3
Maryland	—	3	3
Massachusetts	—	3	3
Minnesota	—	9	9
North Carolina	—	4	4
New Jersey	1	8	9
Nevada	—	16	16
New York	14	10	24
Ohio	—	2	2
Oklahoma	—	8	8
Oregon	—	23	23
Pennsylvania	—	2	2
Texas	—	47	47
Utah	—	22	22
Virginia	—	1	1
Washington	—	36	36
Wisconsin	—	2	2
Total in United States	**301**	**473**	**774**
International			
Korea	—	21	21
Philippines	—	6	6
Canada	—	8	8
Total International	—	**35**	**35**
Totals	**301**	**508**	**809**

As of January 1, 2013, the Company had expanded its JambaGO pre-blended smoothie concept into 404 served locations in 16 states, including 355 K-12 school sites.

ITEM 3. LEGAL PROCEEDINGS

The Company is party to various legal proceedings arising in the ordinary course of its business, but it is not currently a party to any legal proceeding that management believes would have a material adverse effect on the consolidated financial position or results of operations of the Company.

ITEM 4. MINE SAFETY DISCLOSURE

Not applicable.

PART II

ITEM 5. MARKET FOR JAMBA, INC.'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The shares of Jamba, Inc. common stock are currently quoted on the NASDAQ Global Market under the symbol JMBA.

The closing price per share of Jamba, Inc. common stock as reported on the NASDAQ Global Market on March 1, 2013, was $2.80. Shares of our Series B Preferred are not publicly traded and there is no market for these securities.

The following table sets forth, for the fiscal quarter indicated, the quarterly high and low closing sales prices of our shares of common stock as reported on the NASDAQ Global Market, as applicable, for each quarter during the last two fiscal years.

	Common Stock	
	High	Low
2011 First Quarter	2.55	2.02
2011 Second Quarter	2.48	2.05
2011 Third Quarter	2.20	1.29
2011 Fourth Quarter	1.73	1.26
2012 First Quarter	2.21	1.32
2012 Second Quarter	2.10	1.80
2012 Third Quarter	2.84	2.23
2012 Fourth Quarter	2.42	1.82

We have not historically paid any cash dividends on our common stock. We intend to continue to retain earnings, to the extent we have earnings, for use in the operation and expansion of our business, and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future.

As of March 1, 2013, there were 102 holders of record of our common stock.

Performance Graph

The following graph compares our cumulative total stockholder return since January 1, 2008 with the cumulative total return of (i) the NASDAQ Composite Index, (ii) the Russell 2000 Index and (iii) Russell MicroCap Index. The graph assumes that the value of the investment in our common stock and each index (including reinvestment of dividends) was $100 on January 1, 2008 in the case of our common stock and an investment in an index.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Jamba Inc., the NASDAQ Composite Index, the Russell 2000 Index, and the Russell MicroCap Index


$140
$120
$100
$80
$60
$40
$20
$0
1/08
3/08
6/08
9/08
12/08
3/09
6/09
9/09
12/09
3/10
6/10
9/10
12/10
3/11
6/11
9/11
1/12
4/12
7/12
10/12
1/13
Jamba Inc.
NASDAQ Composite
Russell 2000
Russell MicroCap

*$100 invested on 1/1/08 in stock or 12/31/07 in index, including reinvestment of dividends. Indexes calculated on month-end basis.

	1/1/08	12/30/08	12/29/09	12/28/10	1/3/12	1/1/13
Jamba Inc.	100.00	12.42	45.95	63.51	35.68	60.54
NASDAQ Composite	100.00	59.03	82.25	97.32	98.63	110.78
Russell 2000	100.00	66.21	84.20	106.82	102.36	119.09
Russell MicroCap	100.00	60.22	76.77	98.95	89.77	107.50

ITEM 6. SELECTED FINANCIAL DATA

The table below summarizes the Company's recent financial information. The historical information was derived from the consolidated financial statements of Jamba, Inc. and subsidiary for the fiscal years ended January 1, 2013, January 3, 2012, December 28, 2010, December 29, 2009 and December 30, 2008. The data set forth below should be read in conjunction with the consolidated financial statements and notes thereto in Item 8 and with Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7.

(In thousands, except share data and per share amounts)

Statements of Operations Data

	Fiscal Year Ended January 1, 2013	Fiscal Year Ended January 3, 2012 (1)	Fiscal Year Ended December 28, 2010	Fiscal Year Ended December 29, 2009	Fiscal Year Ended December 30, 2008
Revenue:					
Company stores	$ 215,125	$ 214,837	$ 254,491	$ 295,607	$ 333,784
Franchise and other revenue	13,664	11,597	8,162	6,030	9,106
Total revenue	228,789	226,434	262,653	301,637	342,890
Costs and operating expenses (income):					
Cost of sales	50,215	49,503	61,307	72,669	89,163
Labor	63,086	67,868	85,189	100,589	120,251
Occupancy	29,473	31,092	38,561	43,888	44,868
Store operating	33,612	32,847	38,358	38,734	43,714
Depreciation and amortization	11,062	12,463	14,610	18,271	24,717
General and administrative	40,771	37,798	37,262	37,044	48,057
Store pre-opening	604	965	648	516	2,044
Impairment of long-lived assets	711	1,291	2,778	12,639	27,802
Store lease termination and closure	421	721	4,255	1,234	10,029
Trademark and goodwill impairment	—	—	—	—	84,061
Other operating, net	(1,779)	210	(4,292)	(3,840)	3,817
Total costs and operating expenses	228,176	234,758	278,676	321,744	498,523
Income (loss) from operations	613	(8,324)	(16,023)	(20,107)	(155,633)
Other (expense) income:					
Gain on derivative liabilities	—	—	—	1,597	7,895
Interest income	61	159	73	404	365
Interest expense	(217)	(473)	(547)	(6,905)	(2,064)
Total other (expense) income	(156)	(314)	(474)	(4,904)	6,196
Income (loss) before income taxes	457	(8,638)	(16,497)	(25,011)	(149,437)
Income tax (expense) benefit	(155)	340	(159)	1,066	274
Net income (loss)	302	(8,298)	(16,656)	(23,945)	(149,163)
Preferred stock dividends and deemed dividends	(2,181)	(2,331)	(4,077)	(1,860)	—
Net loss attributable to stockholders	$ (1,879)	$ (10,629)	$ (20,733)	$ (25,805)	$ (149,163)
Weighted-average shares used in the computation of loss per share:					
Basic	70,699,438	66,310,654	58,711,495	53,632,299	53,252,855
Diluted	70,699,438	66,310,654	58,711,495	53,632,299	53,252,855
Loss per share:					
Basic	$ (0.03)	$ (0.16)	$ (0.35)	$ (0.48)	$ (2.80)
Diluted	$ (0.03)	$ (0.16)	$ (0.35)	$ (0.48)	$ (2.80)

(1) Fiscal year ended January 3, 2012 contains the results of operations for 53 weeks.

Selected Balance Sheet Data (at period end)

	January 1, 2013	January 3, 2012	December 28, 2010	December 29, 2009	December 30, 2008
Cash and cash equivalents	$ 31,486	$ 19,607	$ 29,024	$ 28,757	$ 20,822
Total assets	93,613	88,293	100,054	125,818	145,720
Note payable	—	—	—	—	22,829
Total liabilities	72,101	68,109	72,112	80,213	105,299
Series B redeemable preferred stock	7,916	17,880	20,554	31,069	—
Total stockholders' equity	13,596	2,304	7,388	14,536	40,421
Total liabilities and stockholders' equity	93,613	88,293	100,054	125,818	145,720

KEY FINANCIAL METRICS

Management reviews and discusses its operations based on both financial and non-financial metrics. Among the key financial metrics upon which management focuses is reviewing its performance based on the Company's consolidated GAAP results, including Company Store comparable sales.

Company Store comparable sales represents the change in year-over-year sales for all Company Stores opened for at least one full fiscal year.

The following table sets forth operating data that do not otherwise appear in our consolidated financial statements as of and for the fiscal years ended January 1, 2013 and January 3, 2012:

	Fiscal Year Ended	
	January 1, 2013	January 3, 2012
Percentage change in Company Store comparable sales [1]	5.1%	4.0%
Total Company Stores	301	307
Total Franchise Stores—Domestic	473	443
Total International Stores	35	19
Total Stores	809	769

(1) Percentage change in Company Store comparable sales compares the sales of Company Stores during the full fiscal year ended to the sales from the same Company Stores for the equivalent period in the prior year. A Company Store is included in this calculation after its first full fiscal year of operations. Sales from Franchise and International Stores are excluded in the Company Store comparable sales.

The following table sets forth certain data relating to Company Stores, Franchise Stores and International Stores for the periods indicated:

	Fiscal year ended		
	January 1, 2013	**January 3, 2012**	**December 28, 2010**
Company Stores:			
Beginning of year	307	351	478
Company Stores opened	1	9	1
Company Stores closed	(6)	(11)	(23)
Company Stores sold to franchisees	(1)	(42)	(105)
Total Company Stores	301	307	351

	Fiscal year ended		
	January 1, 2013	**January 3, 2012**	**December 28, 2010**
Franchise Stores—Domestic:			
Beginning of year	443	391	260
Franchise Stores opened	39	22	30
Franchise Stores closed	(10)	(12)	(4)
Franchise Stores purchased from Company	1	42	105
Total Franchise Stores—Domestic	473	443	391

	Fiscal year ended		
	January 1, 2013	**January 3, 2012**	**December 28, 2010**
International Stores:			
Beginning of year	19	1	1
International Stores opened	19	18	—
International Stores closed	(3)	—	—
Total International Stores	35	19	1

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with Part II, Item 6 "Selected Financial Data" and our audited consolidated financial statements and the related notes thereto included in Item 8 "Financial Statements and Supplementary Data." In addition to historical consolidated financial information, this discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Actual results could differ from these expectations as a result of factors including those described under Item 1A, "Risk Factors," "Special Note Regarding Forward-Looking Statements" and elsewhere in this Form 10-K.

JAMBA, INC. OVERVIEW

Jamba, Inc. through its wholly-owned subsidiary, Jamba Juice Company, is a healthy, active lifestyle brand with a global business driven by a portfolio of company-owned and franchised Jamba Juice® stores, innovative product platforms that utilize our JambaGO® and Jamba Smoothie Station™ formats, and Jamba-branded consumer packaged goods. As a leading "better-for-you," specialty food and beverage brand, Jamba offers great tasting, whole fruit smoothies, fresh squeezed juices, hot oatmeal, breakfast wraps, bistro sandwiches and mini-wraps, California Flatbreads™, frozen yogurt, and a variety of baked goods and snacks in our restaurants. Jamba Juice Company has expanded the Jamba brand by direct selling of consumer packaged goods ("CPG") products and licensing its trademark.

Jamba, Inc. was incorporated in January 2005, and went public through an initial public offering later that year. In November 2006, the Company completed its acquisition of Jamba Juice Company, which first began operations in 1990. As of January 1, 2013, there were 809 Jamba Juice stores globally, consisting of 301 Company-owned and operated stores ("Company Stores"), 473 franchise-operated stores ("Franchise Stores") in the United States, and 35 franchise-operated stores at international locations ("International Stores").

Fiscal Year

Our fiscal year ends each year on the Tuesday closest to December 31 st and therefore we have a 52 or 53 week fiscal year. This is the first fiscal year the Company's results are being reported on the basis of four 13 week fiscal quarters which result in 12 fiscal periods. In a 53 week fiscal year, the fourth fiscal quarter has 14 weeks. The first and second periods of the fiscal quarters have four weeks each and the third period of each fiscal quarter has five or six weeks. In the prior fiscal years, the first fiscal quarter had sixteen weeks, the second and third quarters had twelve weeks each, and the fourth quarter had twelve or thirteen weeks. Unless otherwise stated, references to years in the report relate to fiscal years rather than to calendar years. The following fiscal periods are presented in this report.

Fiscal Period	Period Covered	Weeks
Fiscal Year 2012	January 4, 2012 to January 1, 2013	52
Fiscal Year 2011	December 29, 2010 to January 3, 2012	53
Fiscal Year 2010	December 30, 2009 to December 28, 2010	52

All references to store counts, including data for new store openings, are reported net of related store closures, unless otherwise noted.

EXECUTIVE OVERVIEW

Key Overall Strategies

During 2012, we accomplished our BLEND Plan 2.0 strategic priorities which continued to accelerate our growth as a healthy, active lifestyle brand. The key strategic priorities of our multi-year BLEND Plan have been focused on the transformation of our brand into a globally recognized lifestyle brand with strategically aligned initiatives aimed at product and menu innovation, engaging marketing programs, strong retail growth in the United States and globally, new formats and store concepts, expansion of our consumer products platform and an ongoing pursuit of new ways to reduce costs and improve productivity.

Our strategic plans to date have provided a strong foundation for accelerated growth and continued progress in transforming the Jamba brand. In 2013, we will focus our resources on initiatives that build total brand value through multi-channel brand building, product and menu innovation, store format and design and leveraging unique partnerships. We believe our BLEND Plan 3.0 provides the blueprint for growing our global footprint and expanding our business model. Therefore, our key strategic priorities for our BLEND Plan 3.0 include:

- Brand Building and Total Innovation;
- Lifestyle Engagement;
- Expand Growth Initiatives;
- New Products, Partners, Channels and Markets; and
- Drive Enterprise Efficiencies.

These strategic priorities support our mission to accelerate growth and development of Jamba as a global healthy, active lifestyle brand, offering consumers compelling and differentiated products and experiences at Jamba Juice stores and through other retail distribution channels.

During 2012, we experienced comparable store sales growth over our entire system, resulting in two consecutive fiscal years of Company Store comparable sales growth. Contributing to the increase in comparable store sales was our continued product and menu innovation across all day-parts, engaging marketing programs, and accelerated retail growth across the system.

We opened 59 stores on a global basis, serviced an additional 369 JambaGO locations and launched the Jamba Smoothie Station, our flexible, limited-menu growth concepts. The CPG model has expanded to include direct selling, which allowed us to acquire Talbott Teas and reacquire the product formulation and intellectual property for the Jamba All-Energy Drink from Nestle. We have begun to expand distribution of the Energy Drink beyond the Northeastern Coast to retailers on the West Coast.

Fiscal 2012 Financial and Operational Summary

- Net income was $0.3 million compared to a net loss of $(8.3) million for the prior year. It marks the first time Jamba has recorded annual net income since becoming a public company.
- Company Stores comparable sales increased 5.1% for the year compared to the prior year, reflecting a second consecutive fiscal year comparable store sales growth.
- Both system-wide and Franchise Store comparable sales increased 5.1% for the year compared to the prior year. System-wide and Franchise Store comparable store sales are non-GAAP financial measures and represent the change in year-over-year sales for all Company and Franchise Stores (system-wide) and for all Franchise Stores, respectively, opened for at least one full fiscal year.
- Total revenue for the year increased 1.0% to $228.8 million from $226.4 million for the prior year, primarily due to the 5.1% increase in system-wide comparable store sales and increased CPG branded product revenues, partially offset by customer value-price promotions and the approximately $3.6 million effect of 52 weeks in fiscal 2012 compared to 53 weeks in fiscal 2011.
- General and administrative expenses were $40.8 million for the year compared to $37.8 million for the prior year.
- 39 new Franchise Stores and one new Company Store were opened in the U.S. during fiscal 2012, bringing total store count in the U.S. to 774 stores, of which 473 are Franchise Stores and 301 are Company Stores.
- Jamba's master developer in South Korea opened six stores, our master developer in Canada opened eight stores and our master developer in the Philippines opened five stores.
- 369 new JambaGO locations were opened, bringing our total number of locations served to 404.

Fiscal 2012 Highlights

Our fiscal 2012 accomplishments were based on our BLEND Plan 2.0 strategic priorities that accelerated our growth as a healthy lifestyle brand through product innovation, engaging marketing programs, accelerated retail growth in the United States and internationally, expansion of our consumer package goods platform and our ongoing pursuit of new ways to reduce cost and improve productivity.

Make Jamba a Top of Mind Healthy Food and Beverage Brand

During fiscal 2012, sales at system-wide Jamba Juice Stores open more than one full fiscal year increased 5.1% reflecting increases of 5.1% for Company Stores and for Franchise Stores compared to the prior year. For Company Stores, this increase resulted in two consecutive full fiscal years of Company Store comparable sales growth. The increase in Company Store comparable sales during fiscal 2012 was largely attributable to an average check increase, increased traffic for all day-parts and more engaging marketing promotions.

In order to deepen the education and nutritional expertise available to consumers in our stores, we launched a "Master of Blending Arts" (MBA) program during fiscal 2012. We have perfected the program for a system wide rollout in 2013.We believe the program has elevated the customer experience of Jamba as a premier provider of healthy lifestyle products by enhancing our team members' knowledge in product nutrition, the benefits of juice and juicing, and their expertise in custom beverage creation.

Product innovation during fiscal 2012 resulted in the introduction of new menu items that are more relevant and habitual to the consumer. The new products we launched during the fiscal year include our line of Fit 'n Fruitful™ smoothies made with a Lean Advantage Boost; our Make It Light™ versions of our top 10 classic smoothie beverages; our three new fresh squeezed juice blend beverages and our line of toasted bistro sandwiches. A Fit'n Fruitful smoothie is a meal substitute with balanced nutrition that provides a good source of fiber and essential vitamins and minerals, as well as two servings of real, whole fruit. The Make It Light smoothies contain one-third fewer calories, carbohydrates and sugar than the original recipes. We also launched our new juice bar concept, which introduces an additional six fresh fruit and vegetable ingredients (kale, beet, lemon, ginger, apple and pineapple) at our flagship stores in Emeryville and Santa Monica locations in California. Our food line-up continues to grow and includes toasted bistro sandwiches made with premium ingredients on artisan breads, are designed to pair with our smoothies.

In November 2012, we participated in our first ever major theatrical motion picture partnership with Summit Entertainment, a LIONSGATE® company, for the release of its fifth installment of the Twilight Saga film franchise, "The Twilight Saga: Breaking Dawn – Part 2." We designed special activities to engage fans, including special screenings and social-media promotions. Additionally, we created a Limited Time Only movie-themed smoothie, Berry Bitten™ for fans to enjoy during the promotion period.

In January 2013, we launched our first kids-focused offerings, the Jamba Kids™ Meals. During 2012, we designed our new kids' meals in partnership with the Jamba Healthy Living Council and the design was based on the U.S. Department of Agriculture's MyPlate dietary guidelines.

Embody a Healthy, Active Lifestyle

We implemented various marketing promotions and consumer communications including value offerings, targeted discounts, sampling, improved messaging focusing on the better-for-you qualities of our menu offerings, and expanding our social media and community activities to further drive consumer awareness and customer usage frequency. We successfully completed our second year of our "Team Up for a Healthy America™" campaign, which was established in 2011 to help raise awareness of our nation's obesity epidemic and encourage healthy, active lifestyle.

As part of raising awareness, we developed relevant programs and entered into partnerships with a variety of individuals and organizations with healthy lifestyle objectives. The Organic Center, the leading research and education institute focused on the science of organic food and farming, along with other partners including the WNBA, National PTA, USA Water Polo, the Golden State Warriors and nutrition expert Tara Gidus, supported our annual Team Up for a Healthy America™ program. We were the "Official Blended Fruit Beverage and Smoothie" sponsor of seven events in the popular Rock'n'Roll Marathon series, organized by Competitor Group, Inc., a leading active lifestyle sports media and event entertainment company. In addition, the Jamba® Healthy Living Council (the "Council") was established with the goal to provide consumers with useful, practical information to help them live a healthier lifestyle. The Council is comprised of nationally renowned nutrition and dietary experts who work with Jamba to create healthy living education materials, online content for Jamba's website, develop school nutrition outreach initiatives, advise management on nutrition trends, and provide input on new menu concepts and healthy choice options as we continue to evolve our product line.

In August 2012, we formed a strategic relationship with the Global Green USA's Coalition Recovery (CoRR), an industry working group dedicated to accelerating waste diversion programs. Our alliance with CoRR is helping us to reduce waste and energy consumption and increase use of more environmentally friendly materials. We have been collaborating with CoRR during our work to phase out the use of polystyrene cups, currently used for cold beverages, during 2013.

We remain focused on opportunities to develop our beverage and food portfolio in order to optimize each of the offerings across all day-parts, and to refine our promotional and communication efforts to make Jamba a top-of-mind healthy food and beverage brand that offers consumers solutions for leading a healthy, active lifestyle.

Accelerate Global Retail Growth

We accelerated the growth of our restaurant concept primarily through the development of new Franchise Stores. We believe a more heavily franchised business model requires less capital investment and reduces the volatility of cash flow performance over time. Jamba Juice store locations at the end of fiscal 2012 were comprised of approximately 37% Company Store locations and 63% Franchise and International Store locations globally. At the end of fiscal 2011, Jamba Juice store locations were comprised of approximately 40% Company Store locations and 60% Franchise and International Store locations. As of January 1, 2013, we have 809 Jamba Juice stores, globally, represented by 301 Company Stores, 473 Franchise Stores in the United States, and 35 International Stores. We expect to open 60 to 80 U.S. and international store locations in fiscal 2013 primarily through franchises. The actual number of openings may differ from our expectations due to various factors, including franchisee access to capital and economic conditions.

Domestic

In fiscal 2012, franchisees in the United States also developed and opened 39 new Franchise Stores, including eight traditional stores and 31 non-traditional stores. Our new store openings are consistent with our initiative to launch flexible, non-traditional franchise formats in travel hubs, grocery outlets, malls and colleges and universities.

In July 2012, two Jamba Juice stores were opened in Washington D.C. by International tennis star and Jamba franchise owner and spokesperson, Venus Williams. Ms. Williams is a member of the Washington Kastles, a Washington, D.C. professional tennis team and is a long-time philanthropist and supporter of academic enrichment and sports programs in the Washington, D.C. area. We also announced expansion plans into five new markets and five existing markets with new and existing franchise partners, to develop a total of 32 new Jamba Juice store locations in ten states, including New York, Wisconsin, Kentucky, California and Connecticut over the next five to seven years.

Additionally, in November 2012, we announced our intent to expand throughout our home state of California with a growth plan that includes the opening of up to 120 new Jamba Juice stores in select territories across Northern, Central and Southern California over the next six-to-seven years. We intend to enter into multi-store development agreements with existing and new franchise partners.

In fiscal 2012, we launched two new flexible formats, JambaGO and Jamba Smoothie Station. JambaGO uses a low-capital and low-labor self-serve machine format and can be used for venues such as K-12 schools and college campuses. The Jamba Smoothie Station concept has a limited menu and uses pre-portioned fruit and yogurt to produce smoothies comparable to our traditional stores and can be used in entertainment venues, college campuses and other venues. As of January 1, 2013, there were 404 JambaGO locations served and 14 Jamba Smoothie Stations opened.

International

We have experienced significant growth in the number of stores in our international markets during the year. In South Korea, our master developer, SPC Group, opened six stores during 2012. Our master developer in the Philippines, Max's Group of Companies, opened five stores, and our master developer in Canada, Canadian Juice Corp., opened eight stores during the year. A total of three International Stores closed in the year, resulting in a total of 35 International Stores as of the end of January 1, 2013.

In addition, we plan to partner with Canadian Juice Corp., on the introduction of the new JambaGO and Smoothie Station formats in the Canadian market in 2013. We believe these new formats will enable a more rapid expansion, and will strengthen brand awareness and loyalty in the Canadian market.

Our brand and products have international appeal and we continue to engage in discussions with other potential partners regarding the expansion of Jamba Juice stores into new international markets. The success of further international expansion will depend on, among other things, local acceptance of the Jamba Juice concept and menu offerings, and our ability to attract qualified franchise partners.

Build a Global CPG Platform in Jamba-Relevant Categories

Jamba's CPG business model successfully shifted from utilizing only a third party licensing structure to one that combines both licensing and direct selling, which allowed Jamba to secure greater control over product development, production, distribution, sales and profit. In February 2012, we acquired Talbott Teas, a Chicago-based boutique, premium tea company. The founder of Talbott Teas, certified master tea blender, Shane Talbott, joined us as Vice President, Innovations. In addition, we acquired the product formulation and intellectual property of our Jamba All–Energy Drink from Nestle and have initiated the expansion of its distribution beyond the Northeastern markets to the West Coast.

We commercialized 12 new SKUs, including two additional varieties of the Jamba-branded make-at-home frozen smoothie kits, two Multigrain Crisps, two varieties of Apple Chips, four varieties of Wraps and two varieties of Panini Sandwiches. We had approximately 40 individual Jamba SKUs at retail distribution points across all 50 states. We believe extending the Jamba brand into mass retail by continued development of our CPG platform provides significant growth opportunities. Therefore, we continue to evaluate and meet with potential licensees regarding new product categories that leverage our core brand strength.

Our CPG products will help extend brand accessibility, offer additional product solutions and increase usage occasions. We plan to build a global CPG platform in Jamba-relevant categories and to reinforce Jamba as a healthy, active lifestyle brand with products that are better-for-you, convenient and portable.

Pursue New Ways to Reduce Costs and Drive Productivity

We continue to experience improvements in cost of sales, labor and store operating expenses, as well as leverage in our fixed costs, as a result of our comparable sales growth. We were able to improve Company Store financial performance by continuing to reduce labor expenses through operational efficiencies, leveraging technology, improving labor planning, and by implementing initiatives to lower costs of goods and mitigate waste. Although we have been experiencing commodity pricing pressure, primarily in the areas of dairy and fuel, we continue to focus on cost savings to mitigate such cost increases.

In our drive to increase productivity, we formed an alliance with Systems Services of America ("SSA") for service in the West Coast of the United States. The alliance is expected to reduce costs and increase productivity through access to value-added resources and technology. We anticipate improved supply chain efficiencies and enhanced services to our existing Jamba store locations. In addition, this alliance will facilitate rapid supply chain distribution solutions as we expand into new territories to pursue future growth opportunities.

We continue to extend the benefits of our cost saving initiatives to Franchise Stores with the goal of improving store-level economics for our franchisees. As a result, franchisees continue to receive the benefit of our negotiated volume rates with suppliers and vendors. The combination of increased sales and continued cost and expense management improvements are expected to drive better store-level economics for Company Stores and Franchise Stores.

We continued to manage our general and administrative expenses. We will continue to explore new ways to reduce costs and drive productivity, for example, by strategically leveraging new technology, implementing process improvements and other available means.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our consolidated financial statements and related notes. Since future events and their impact cannot be determined with certainty, actual results may differ from our estimates. Such differences may be material to the consolidated financial statements.

We believe our application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are periodically reevaluated, and adjustments are made when facts and circumstances dictate a change.

Our accounting policies are more fully described in Note 1 "*Business and Summary of Significant Accounting Policies*" in the "Notes to Consolidated Financial Statements," included elsewhere in this Form 10-K. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the consolidated financial statements.

Impairment of Long-Lived Assets

We evaluate long-lived assets for impairment when facts and circumstances indicate that the carrying values of long-lived assets may not be recoverable. The impairment evaluation is generally performed at the individual store asset group level. We first compare the carrying value of the asset to the asset's estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying value of the asset, we measure an impairment loss based on the asset's estimated fair value. The fair value of a store's assets is estimated using a discounted cash flow model based on internal projections and taking into consideration the view of a market participant. The estimate of cash flows is based on, among other things, certain assumptions about expected future operating performance. Factors considered during the impairment evaluation include factors related to actual operating cash flows, the period of time since a store has been opened or remodeled, refranchising expectations and the maturity of the relevant market.

Our estimates of cash flows used to assess impairment are subject to a high degree of judgment. If our estimates of future cash flows differ from actual cash flows due to, among other things, changes in economic conditions, changes to our business model or changes in operating performance, it would result in an adjustment to results of operations.

Intangible Asset Impairment

Goodwill

We evaluate goodwill for impairment on an annual basis during our fourth fiscal quarter, or more frequently if circumstances, such as material deterioration in performance, indicate carrying values may exceed their fair values. The goodwill impairment analysis is a two-step process: First, the reporting unit's estimated fair value is compared to its carrying value, including goodwill. If we determine that the estimated fair value of the reporting unit is less than its carrying value, we move to the second step to determine the implied fair value of the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill exceeds its fair value, an impairment loss is recognized. In September 2011, the FASB issued new guidance allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If impairment is deemed more likely than not, management would perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. We apply the qualitative approach when appropriate. When reviewing goodwill for impairment, we assess whether goodwill should be allocated to operating levels lower than our single operating segment for which discrete financial information is available and reviewed for decision-making purposes. These lower levels are referred to as reporting units. Currently, our one reporting unit was determined to be the Company's one operating segment.

Other Intangible Assets

We evaluate intangible assets not subject to amortization for impairment on an annual basis during our fourth fiscal quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. We perform our test for impairment on trademarks by comparing the fair value of the trademarks to their carrying amounts. An impairment loss is generally recognized when the carrying amount of the trademarks exceeds the fair value. The fair value of trademarks was estimated using the income approach, which is based on assumptions about future cash flows resulting from our franchise, license agreements and acquired businesses.

Intangible assets subject to amortization (primarily franchise agreements, reacquired franchise rights and a favorable lease portfolio intangible asset recognized in the purchase of Jamba Juice in 2006 and acquired customer relationships) are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Intangible assets are amortized over their estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized. Estimated useful lives for the franchise agreements are 13.4 years. The useful life of reacquired franchise rights is the remaining term of the respective franchise agreement. The useful life of the favorable lease portfolio intangible is based on the related lease term.

Jambacard Revenue Recognition

We sell our jambacards to our customers in our retail stores and through our website at www.jambajuice.com. Our jambacards do not have an expiration date. We recognize income from jambacards when (i) the jambacard is redeemed by the customer or (ii) the likelihood of the jambacard being redeemed by the customer is remote (also referred to as "breakage"), and we determine that we do not have a legal obligation to remit the value of unredeemed jambacards to the relevant jurisdictions. We determine the jambacard breakage amount based upon historical redemption patterns. We have concluded that after three years of inactivity the likelihood of redemption becomes remote, and we recognize breakage at that time. Jambacard breakage income is included in other operating, net in the consolidated statements of operations. If the historical redemption pattern changes, our financial statements could be materially affected.

We have sold jambacards since November of 2002. The jambacard works as a reloadable gift or debit card. At the time of the initial load, in an amount between $5 and $500, we record an obligation that is reflected as jambacard liability on the consolidated balance sheets. We relieve the liability and record the related revenue at the time a customer redeems any part of the amount on the card. The card does not have any expiration provisions and is not refundable, except as otherwise required by law.

Self-Insurance Reserves

We are self-insured for healthcare benefits. The estimated accruals for these liabilities are based on statistical analyses of historical industry data as well as actual historical trends. For our workers' compensation benefits, we were self-insured for existing and prior years' exposures through September 30, 2008. Liabilities associated with the risks that we retain for workers compensation benefits are estimated in part, by considering historical claims experience, demographic factors, severity factors, and other actuarial assumptions.

If actual claims experience differs from our assumptions, historical trends, and estimates, changes in our insurance reserves would impact the expense recorded in our consolidated statements of operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. In establishing deferred income tax assets and liabilities, we make judgments and interpretations based on enacted tax laws and published tax guidance applicable to our operations. We record deferred tax assets and liabilities and evaluate the need for valuation allowances to reduce deferred tax assets to amounts more likely than not of being realized. Changes in our valuation of the deferred tax assets or changes in the income tax provision may affect our annual effective income tax rate.

A valuation allowance is provided for deferred tax assets when it is "more likely than not" that some portion of the deferred tax asset will not be realized. Because of our recent history of operating losses, we believe the recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, have maintained a full valuation allowance against our deferred tax assets as of January 1, 2013.

The benefits of uncertain tax positions are recognized as the greatest amount more than 50% likely of being sustained upon audit based on the technical merits of the position. On a quarterly basis, we review and update our inventory of tax positions as necessary to add any new uncertain tax positions taken, or to remove previously identified uncertain positions that have been adequately resolved. Additionally, uncertain positions may be re-measured as warranted by changes in facts or law. Accounting for uncertain tax positions requires significant judgments, including estimating the amount, timing and likelihood of ultimate settlement. Although we believe that these estimates are reasonable, actual results could differ from these estimates. We classify estimated interest and penalties related to the underpayment of income taxes as a component of income taxes in the consolidated statements of operations.

Share-based compensation

We account for share-based compensation based on fair value measurement guidance. The fair value of options granted is estimated at the date of grant using a Black-Scholes option-pricing model. Option valuation models, including Black-Scholes, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award.

These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility and the expected life of the award. The risk-free rate of interest is based on the zero coupon U.S. Treasury rates appropriate for the expected term of the award. Expected dividends are zero based on history of not paying cash dividends on our common stock. Expected volatility is based on a100% of historic daily stock price observations of our common stock since our inception during the period immediately preceding the share-based award grant that is equal in length to the award's expected term. We make assumptions for the number of awards that will ultimately not vest ("forfeitures") in determining the share-based compensation expense for these awards. We use historical data to estimate expected employee behaviors related to option forfeitures. We apply the guidance provided by the SEC Staff Accounting Bulletin No. 110 to determine expected life. Currently, there is no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models or assumptions, nor is there a means to compare and adjust the estimates to actual values, except for annual adjustments to reflect actual forfeitures.

The fair value of restricted stock units is determined based on our closing stock price on the date of grant. The restricted stock units granted to employees typically vest and become unrestricted three years after the date of grant. The restricted stock units granted to non-employee directors typically vest and become unrestricted one year after the date of grant. Share-based compensation expense is recognized ratably over the vesting periods for restricted stock units.

RESULTS OF OPERATIONS

The discussion that follows should be read in conjunction with the consolidated financial statements and notes thereto. Our consolidated results of operations for fiscal 2012, 2011 and 2010 are summarized below.

(In thousands, except share data and per share amounts)

	Year ended January 1, 2013	% (1)	Year ended January 3, 2012	% (1)	Year ended December 28, 2010	% (1)
Revenue:						
Company Stores	$ 215,125	94.0%	$ 214,837	94.9%	$ 254,491	96.9%
Franchise and other revenue	13,664	6.0%	11,597	5.1%	8,162	3.1%
Total revenue	228,789	100.0%	226,434	100.0%	262,653	100.0%
Costs and operating expenses (income):						
Cost of sales	50,215	23.3%	49,503	23.0%	61,307	24.1%
Labor	63,086	29.3%	67,868	31.6%	85,189	33.5%
Occupancy	29,473	13.7%	31,092	14.5%	38,561	15.2%
Store operating	33,612	15.6%	32,847	15.3%	38,358	15.1%
Depreciation and amortization	11,062	4.8%	12,463	5.5%	14,610	5.6%
General and administrative	40,771	17.8%	37,798	16.7%	37,262	14.2%
Store pre-opening	604	0.3%	965	0.4%	648	0.2%
Impairment of long-lived assets	711	0.3%	1,291	0.6%	2,778	1.1%
Store lease termination and closure.	421	0.2%	721	0.3%	4,255	1.6%
Other operating, net	(1,779)	(0.8)%	210	0.1%	(4,292)	(1.6)%
Total costs and operating expenses	228,176	99.7%	234,758	103.7%	278,676	106.1%
Income (loss) from operations	613	0.3%	(8,324)	(3.7)%	(16,023)	(6.1)%
Other income (expense):						
Interest income	61	0.0%	159	0.1%	73	0.0%
Interest expense	(217)	(0.1)%	(473)	(0.2)%	(547)	(0.2)%
Total other expense, net	(156)	(0.1)%	(314)	(0.1)%	(474)	(0.2)%
Income (loss) before income taxes	457	0.2%	(8,638)	(3.8)%	(16,497)	(6.3)%
Income tax benefit (expense)	(155)	(0.0)%	340	0.2%	(159)	(0.1)%
Net income (loss)	$ 302	0.2%	$ (8,298)	(3.6)%	$ (16,656)	(6.4)%
Preferred stock dividends and deemed dividends	(2,181)	(1.0)%	(2,331)	(1.0)%	(4,077)	(1.5)%
Net loss attributable to common stockholders	$ (1,879)	(0.8)%	$ (10,629)	(4.6)%	$ (20,733)	(7.9)%
Weighted-average shares used in the computation of loss per share:						
Basic	70,699,438		66,310,654		58,711,495	
Diluted	70,699,438		66,310,654		58,711,495	
Loss per share:						
Basic	$ (0.03)		$ (0.16)		$ (0.35)	
Diluted	$ (0.03)		$ (0.16)		$ (0.35)	

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(1) Cost of sales, labor, occupancy and store operating expense percentages are calculated using Company Stores revenue. All other line items are calculated using Total revenue. Certain percentage amounts do not sum to total due to rounding.

Revenue
(in 000s)

	Year Ended January 1, 2013	% of Total Revenue	Year Ended January 3, 2012	% of Total Revenue	Year Ended December 28, 2010	% of Total Revenue
Revenue:						
Company Stores	$ 215,125	94.0%	$ 214,837	94.9%	$ 254,491	96.9%
Franchise and other revenue	13,664	6.0%	11,597	5.1%	8,162	3.1%
Total revenue	$ 228,789	100.0%	$ 226,434	100.0%	$ 262,653	100.0%

Fiscal Year 2012 to Fiscal Year 2011

Total revenue for the fiscal 2012 was $228.8 million, an increase of $2.4 million or 1.0%, compared to $226.4 million for fiscal 2011. Total revenue is comprised of revenue from Company Stores, royalties and fees from Franchise Stores in the U.S. and at International locations, license income from sales of Jamba-branded CPG products and sales of consumer packaged goods.

Company Store revenue

Company Store revenue for fiscal 2012 was $215.1 million, an increase of $0.3 million or 0.1% compared to $214.8 million for fiscal 2011. The increase in Company Store revenue is primarily due to the increase in comparable store sales, partially offset by a net reduction in Company Stores due to the refranchising initiative, and there being one fewer week in the 52 week period ended January 1, 2013 compared to the 53 week period ended January 3, 2012, and as illustrated by the following table:

	Company Store Increase in Revenue (in 000's) 2012 vs. 2011
Company Store comparable sales increase	$ 10,203
Reduction in the number of Company Stores, net	(6,296)
Due to one less week in fiscal 2012[1]	(3,619)
Total change in Company Store revenue	$ 288

(1) Calculated by exclusion of Company Store revenue for the one additional week in fiscal 2011 .

Company Store comparable sales increased $10.2 million in fiscal 2012, or 5.1%, attributable to an increase of 2.5% in transaction count and 2.6% in average check. Company Store comparable sales represents the change in year-over-year sales for all Company Stores opened for at least one full fiscal year. As of January 1, 2013, 99.7% of our Company Stores had been open for at least one full fiscal year. The percentage change in Company Store comparable sales compares the sales of Company Stores during fiscal 2012 to the sales from the same Company Stores for the equivalent prior year period.

Franchise and other revenue

Franchise and other revenue in fiscal 2012 was $13.7 million, an increase of $2.1 million, or 17.8%, compared to franchise and other revenue of $11.6 million in fiscal 2011 primarily due to an increase in CPG income and the net increase in the number of Franchise and International Stores.

The number of Franchise Stores and International Stores grew to 508 as of January 1, 2013 compared to 462 as of January 3, 2012.

Fiscal Year 2011 to Fiscal Year 2010

Total revenue for fiscal 2011 was $226.4 million, a decrease of $36.3 million, or 13.8%, compared to $262.7 million for the prior year. Total revenue is comprised primarily of revenue from Company Stores, royalties and fees from Franchise Stores in the U.S. and at International locations, and license income from sale of Jamba-branded CPG products.

Company Store revenue

Company Store revenue in fiscal 2011 was $214.8 million, a decrease of $39.7 million, or 15.6%, compared to Company Store revenue in fiscal 2010 of $254.5 million. The decrease in Company Store Revenue was due primarily to a net decrease of 44 Company Stores operating since the prior year period, which includes opening nine new Company Stores, closing 11 Company Stores (nine through natural lease expiration and two through early termination) and refranchising 42 Company Stores in connection with our refranchising initiative, partially offset by the increase in Company Store comparable sales and the sales effect of the 53rd week in fiscal 2011, as illustrated by the following table:

	Company Store Decrease in Revenue (in 000s)
	2011 vs. 2010
Reduction in number of Company Stores, net	$ (51,171)
Company Store comparable sales increase	7,899
Effect of the 53rd week in FY 2011	3,619
Total change in Company Store Revenue	$ (39,653)

Company Store comparable sales increased $7.9 million in 2011, or 4.0%, attributable to an increase of 4.8% in average check, partially offset by a decrease of 0.8% in transaction count as compared to the prior year. The effect of the fifty third week in fiscal 2011 was additional sales of $3.6 million. Company Store comparable sales represents the change in year-over-year sales for all Company Stores opened for at least one full fiscal year. At the end of fiscal 2011, approximately 97% of our Company Stores base had been open for at least one full fiscal year.

Franchise and other revenue

Franchise and other revenue in fiscal 2011 was $11.6 million, an increase of $3.4 million, or 42.1%, compared to franchise and other revenue in fiscal 2010 of $8.2 million. The increase in franchise and other revenue was due primarily to a net increase in Franchise Stores since the prior year period (approximately $2.5 million), an increase in income from the sale of licensed Jamba CPG products (approximately $0.5 million) and an increase in other franchise-related revenue (approximately $0.4 million). The number of Franchise Stores as of January 3, 2012 and December 28, 2010 was 462 (including 19 International Stores) and 392 (including one International Store), respectively.

Cost of sales

Fiscal Year 2012 to Fiscal Year 2011

Cost of sales is mostly comprised of fruit, dairy, and other products used to make smoothies and juices, paper products, costs related to managing our procurement program and vendor rebates. As a percentage of Company Store revenue, cost of sales increased to 23.3% in fiscal 2012, compared to 23.0% in fiscal 2011. The increase of cost of sales as a percentage of Company Store revenue was primarily due to increases in commodity costs (approximately 0.6%), partially offset by a net favorable product mix shift (approximately 0.3%). Cost of sales for fiscal 2012 was $50.2 million, an increase of $0.7 million, or 1.4%, compared to $49.5 million for fiscal 2011. The increase in cost of sales was primarily due to an increase in sales.

Fiscal Year 2011 to Fiscal Year 2010

Cost of sales in fiscal 2011 was $49.5 million, a decrease of $11.8 million, or 19.3%, compared to $61.3 million for the prior year. Our refranchising initiative resulted in a decrease in Company Stores and the related costs and expenses to operate, manage, and support these refranchised Company Stores. As a percentage of Company Store revenue, costs of sales decreased to 23.0% for fiscal 2011 compared to 24.1% for the prior year. The decrease of cost of sales as a percentage of Company Store revenue was primarily due to improved commodity management (approximately 2.4%) partially offset by product shift mix (approximately 0.8%) and increased commodity costs (approximately 0.6%). Vendor rebates offset the costs of managing our procurement program.

Labor

Fiscal Year 2012 to Fiscal Year 2011

Labor costs are comprised of store management salaries and bonuses, hourly team member payroll, training costs and other associated fringe benefits. As a percentage of Company Store revenue, labor costs decreased to 29.3% in fiscal 2012, compared to 31.6% in fiscal 2011. The 2.3% decrease of labor costs as a percentage of Company Store revenue was primarily due to labor efficiencies, improved sales volumes and more effective wage management achieved through a smaller, more geographically concentrated Company Store base. Labor costs for fiscal 2012 were $63.1 million, a decrease of $4.8 million, or 7.0 %, compared to $67.9 million for fiscal 2011. Our refranchising initiative resulted in a decrease in the number of Company Stores and the related labor costs and expenses to operate, manage, and support these refranchised Company Stores. In addition, the change from a 53 week fiscal 2011 to a 52 week fiscal 2012 resulted in a decrease in Company Stores labor costs attributed to the period.

Fiscal Year 2011 to Fiscal Year 2010

Labor costs in fiscal 2011 were $67.9 million, a decrease of $17.3 million or 20.3%, compared to $85.2 million for the prior year. Our refranchising initiative resulted in a decrease in Company Stores and the related costs and expenses to operate, manage, and support these refranchised Company Stores. As a percentage of Company Store revenue, labor costs decreased to 31.6% for fiscal 2011 compared to 33.5% for the prior year. The decrease of labor costs as a percentage of Company Store revenue was primarily due to improvements in hourly labor from effective wage management and improved productivity (approximately 3.2%), partially offset by increased employee benefits resulting from performance based bonus payments and increased health costs (approximately 1.2%).

Occupancy

Fiscal Year 2012 to Fiscal Year 2011

Occupancy costs include both fixed and variable portions of rent, common area maintenance charges, property taxes, licenses and property insurance for all Company Store locations. As a percentage of Company Store revenue, occupancy costs decreased to 13.7% in fiscal 2012, compared to14.5% in fiscal 2011. The decrease in occupancy costs as a percentage of Company Store revenue was primarily due to the impact of leverage as a result of the increase in Company Store comparable sales (approximately 0.8%). Occupancy costs for fiscal 2012 were $29.5 million, a decrease of $1.6 million, or 5.2%, compared to $31.1 million for fiscal 2011. Our refranchising initiative resulted in a decrease in the number of Company Stores and the related occupancy costs and expenses to operate, manage, and support these refranchised Company Stores. In addition, the change from a 53 week fiscal 2011 to 52 week fiscal 2012 resulted in a decrease in Company Stores occupancy costs attributed to the period.

Fiscal Year 2011 to Fiscal Year 2010

Occupancy costs in fiscal 2011 were $31.1 million, a decrease of $7.5 million, or 19.4%, compared to $38.6 million for the prior year. Our refranchising initiative resulted in a decrease in Company Stores and the related costs and expenses to operate, manage, and support these refranchised Company Stores. As a percentage of Company Store revenue, occupancy costs decreased to 14.5% for fiscal 2011 compared to 15.2% for the prior year. The decrease in occupancy costs as a percentage of Company store revenue was primarily due to the impact of leverage resulting from the increase in Company Store comparable sales.

Store operating

Fiscal Year 2012 to Fiscal Year 2011

Store operating expenses consist primarily of various store-level costs such as utilities, marketing, repairs and maintenance, credit card fees and other store operating expenses. As a percentage of Company Store revenue, total store operating expenses increased to 15.6% in fiscal 2012, compared to 15.3% in fiscal 2011. The increase in total store operating expenses as a percentage of Company Store revenue was primarily due to increased marketing expenses (approximately 0.6%). Total store operating expenses for fiscal 2012 were $33.6 million, an increase of $0.8 million, or 2.3%, compared to $32.8 million for fiscal 2011, and the increase is primarily due to the aforementioned marketing expenses.

Fiscal Year 2011 to Fiscal Year 2010

Total store operating expenses in fiscal 2011 were $32.8 million, a decrease of $5.6 million, or 14.4%, compared to $38.4 million for the prior year. Our refranchising initiative resulted in a decrease in Company Stores and the related costs and expenses to operate, manage, and support these refranchised Company Stores. As a percentage of Company Store Revenue, total store operating expenses increased to 15.3% for fiscal 2011 compared to 15.1% for the prior year. The increase in total store operating expenses as a percentage of Company Store revenue was primarily due to an increase in marketing expense (approximately 0.3%) and increased credit card usage as a percentage of Company Store sales (approximately 0.2%) partially offset by reduced repair costs (approximately 0.2%).

Depreciation and amortization

Fiscal Year 2012 to Fiscal Year 2011

Depreciation and amortization expenses include the depreciation of fixed assets and the amortization of intangible assets. As a percentage of total revenue, depreciation and amortization decreased to 4.8% in fiscal 2012, compared to 5.5% in fiscal 2011. The decrease in depreciation and amortization as a percentage of total revenue was primarily due to the impact of leverage as a result of the increase in Company Store comparable sales (approximately 0.3%), certain assets becoming fully depreciated and the net reduction in the number of Company Stores. Depreciation and amortization for fiscal 2012 was $11.1 million, a decrease of $1.4 million, or 11.2%, compared to $12.5 million for fiscal 2011. The decrease is primarily due to the reduction in carrying value of Company Store fixed assets.

Fiscal Year 2011 to Fiscal Year 2010

Depreciation and amortization in fiscal 2011 was $12.5 million, a decrease of $2.1 million, or 14.7%, compared to $14.6 million for the prior year. Our refranchising initiative resulted in a decrease in Company Stores and related assets, resulting in a reduction in the carrying value of Company Store fixed assets. As a percentage of total revenue, depreciation and amortization is essentially flat at 5.5% for fiscal 2011 as compared to 5.6% for the prior year. Depreciation and amortization as a percentage of total revenue reflected the impact of leverage due to the increase in Company Store comparable sales (approximately 0.3%), partially offset by investments in technology infrastructure (approximately 0.3%).

General and administrative

Fiscal Year 2012 to Fiscal Year 2011

General and administrative ("G&A") expenses include costs associated with our corporate headquarters in Emeryville, CA, field supervision, bonuses, outside and contract services, accounting and legal fees, travel and travel-related expenses, share-based compensation and other. As a percentage of total revenue, G&A expenses increased to 17.8% in fiscal 2012, compared to 16.7% in fiscal 2011. Total G&A expenses for fiscal 2012 were $40.8 million, an increase of $3.0 million, or 7.9%, compared to $37.8 million for fiscal 2011. The increase of total G&A expenses was primarily due to costs resulting from accelerated investment in new and expanded growth initiatives (approximately $2.3 million), the increase in expenses for our semi-annual performance related incentives (approximately $1.3 million), and increased non-cash share-based compensation (approximately $0.8 million), partially offset by the decrease in litigation charges (approximately $1.0 million) and the change to 52 weeks in fiscal 2012 compared to 53 weeks in fiscal 2011 (approximately $0.5 million).

Fiscal Year 2011 to Fiscal Year 2010

Total G&A expenses in fiscal 2011 were $37.8 million, an increase of $0.5 million, or 1.4%, compared to $37.3 million for the prior year. As a percentage of total revenue, total G&A expenses increased to 16.7% for fiscal 2011 compared to 14.2% for the prior year, primarily due to the sales reduction from refranchising as described above. The increase of total G&A expenses was primarily due to increases in bonuses for the accomplishment and acceleration of our strategic objectives (approximately $2.3 million) and the effect of the fifty third week in fiscal 2011(approximately $0.5 million), partially offset by the decrease in legal expenses (approximately $1.4 million), reduced expense for share-based compensation (approximately $0.5 million) and reduced consulting fees (approximately $0.4 million). During fiscal 2011, we recorded a charge of $1.0 million relating to settlement of outstanding litigation and related costs compared to $2.1 million during fiscal 2010.

Store pre-opening

Fiscal Year 2012 to Fiscal Year 2011

Store pre-opening costs are primarily expenses incurred for training new store personnel, pre-opening marketing and pre-opening rent. Store pre-opening costs in fiscal 2012 were $0.6 million, a decrease of $0.4 million, or 37.4%, compared to $1.0 million for the prior year. The decrease in expense is primarily due to the opening of one new Company Store in fiscal 2012 and lower per unit costs associated with the opening of 39 new Franchise Stores and 19 new International Stores in fiscal 2012 as compared to the prior year, when nine new Company Stores, 22 new Franchise Stores and 18 new International Stores were opened.

Fiscal Year 2011 to Fiscal Year 2010

Store pre-opening costs in fiscal 2011 were $1.0 million, an increase of $0.4 million, or 48.9%, compared to $0.6 million for the prior year. The increase in Store pre-opening expenses was primarily due to the opening of nine new Company Stores, 22 new Franchise Stores and 18 new International Stores in fiscal 2011 as compared to the opening of one new Company Store and 30 new Franchise Stores in the prior year.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment when indicators of impairment are present. Expected future cash flows associated with an asset, in addition to other quantitative and qualitative analyses, including certain assumptions about expected future operating performance and changes in economic conditions are the key factors in determining undiscounted future cash flows. If the sum of the undiscounted cash flows is less than the carrying value of the asset, we recognize an impairment loss equal to the amount by which carrying value exceeds the fair value of the asset. For more information, please refer to the discussion under "*Business and Summary of Significant Accounting Policies—Impairment of Long-Lived Assets* " included in Note 1 in the Notes to Consolidated Financial Statements.

Fiscal Year 2012 to Fiscal Year 2011

Impairment of long-lived assets in fiscal 2012 was $0.7 million, a decrease of $0.6 million, or 44.9%, compared to $1.3 million in fiscal 2011. The decrease of impairment charge for long-lived assets was primarily due to fewer underperforming stores that had not been previously impaired compared to the prior year.

Fiscal Year 2011 to Fiscal Year 2010

Impairment of long-lived assets in fiscal 2011 was $1.3 million, a decrease of $1.5 million, or 53.5%, compared to $2.8 million for the prior year. The decrease of impairment of long-lived assets is primarily due to improved operating performance and impairment charges for refranchised stores recognized in fiscal 2010, which charges did not recur during fiscal 2011.

Store lease termination and closure

Lease termination costs consist primarily of the costs of future obligations related to closed store locations. Discounted liabilities for future lease costs and the fair value of related subleases of closed locations are recorded when the stores are closed. These amounts are subject to adjustments as liabilities are settled. In assessing the discounted liabilities for future costs of obligations related to closed stores, we make assumptions regarding amounts of future subleases. If these assumptions or their related estimates change in the future, we may be required to record additional exit costs or reduce exit costs previously recorded. Exit costs recorded for each of the periods presented include the net effect of such changes in estimates (See Note 7 in the Notes to Consolidated Financial Statements).

Fiscal Year 2012 to Fiscal Year 2011

Store lease termination and closure costs were $0.4 million in fiscal 2012, a decrease of $0.3 million, or 41.6%, compared to $0.7 million for the prior year. The decrease of store lease termination and closure costs reflected the closing of six Company Stores, at or near the natural expiration of their leases in fiscal 2012. During fiscal 2011, we closed 11 Company Stores, and two were closed prior to their respective lease expiration dates. Lease obligations are payable through 2023.

Fiscal Year 2011 to Fiscal Year 2010

Store lease termination and closure costs were $0.7 million in fiscal 2011, a decrease of $3.6 million, or 83.1%, compared to $4.3 million for the prior year. The decrease of store lease termination and closure costs reflected the closing of 11 Company Stores, of which only two were closed prior to their respective lease expiration dates, in fiscal 2011. During fiscal 2010, we closed 23 Company Stores, and nine were closed prior to their respective lease expiration dates. Lease obligations are payable through 2023.

Other operating, net

Fiscal Year 2012 to Fiscal Year 2011

Other operating, net consists primarily of gain or loss on disposals, income from jambacard breakage, store lease termination, and closure costs, jambacard-related fees, and expenses related to our franchise and consumer packaged goods activities. For fiscal 2012, other operating, net was $1.8 million of income, compared to expense of $0.2 million for fiscal 2011. The increase in income of $2.0 million is primarily due to lower loss on disposal of fixed assets as sale of Company Stores pursuant to our refranchising initiative ended in April 2011 (approximately $1.4 million), a reduction in international franchise expense (approximately $0.6 million), gain on sale of our investment in our Hawaiian joint venture (approximately 0.5 million) and an increase in jambacard breakage income for fiscal 2012, net of franchise-related jambacard fees and other related expense (approximately $0.3 million), partially offset by an increase in expenses related to our CPG business (approximately $0.3 million) and an increase in JambaGO related expense (approximately $0.3 million).

Fiscal Year 2011 to Fiscal Year 2010

Other operating, net consists primarily of gain or loss on disposals, income from jambacard breakage, franchise related occupancy expense and jambacard-related fees. In fiscal 2011, other operating, net was $0.2 million of expense compared to other operating, net of $4.3 million of income for fiscal 2010. The increase in expense of $4.5 million is primarily due to a decrease in jambacard breakage income for fiscal 2011 (approximately $0.8 million), a reversal of breakage income recorded in prior years (approximately $0.7 million), an increase in the net loss on disposal of fixed assets resulting primarily from replacement of equipment (approximately $1.5 million), and an increase in international and other franchise-related expense (approximately $0.5 million). In addition, during fiscal 2011, we recorded jambacard-related fees and charges of approximately $1.0 million in other operating, whereas in the prior year we recorded $0.5 million for such fees in store operating expense.

Interest expense

Fiscal Year 2012 to Fiscal Year 2011

Interest expense in fiscal 2012 was $0.2 million compared to $0.5 million in fiscal 2011 primarily due to lower lease termination obligations. In addition, during fiscal 2012 and fiscal 2011, we paid cash dividends on the Series B Preferred Stock totaling $1.3 million and $1.6 million, respectively. During the third quarter of fiscal 2012, holders of 93,500 shares of outstanding Series B-1 Preferred Stock and 2,000 shares of outstanding Series B-2 Preferred Stock converted such stock into an aggregate of 9,550,000 shares of common stock resulting in related accelerated accretion charges or deemed dividends of $0.7 million.

Fiscal Year 2011 to Fiscal Year 2010

Interest expense in fiscal 2011 and 2010 was $0.5 million and relates primarily to leasing arrangements and obligations recorded as a result of early lease terminations.

During fiscal 2011 and 2010, we paid cash dividends on the Series B Preferred Stock totaling $1.6 million and $2.3 million, respectively. This amount is recorded in stockholders' equity.

Income tax (expense) benefit

Fiscal Year 2012 to Fiscal Year 2011

Income tax expense in fiscal 2012 was $(0.2) million compared to an income tax benefit of $0.3 million for the prior year. The increase in income tax expense was primarily due to the change in valuation allowance related to deductible temporary differences originating during the current year, the alternative minimum taxes and foreign withholding taxes. We started to have U.S. taxable income in fiscal 2012 and due to the net operating loss carryforwards which can offset regular taxable income, we began to be subject to the alternative minimum taxes. The increase in foreign withholding taxes was primarily due to the increase in our franchise and royalty income in the foreign countries in fiscal 2012.

Fiscal Year 2011 to Fiscal Year 2010

Income tax benefit in fiscal 2011 was $0.3 million compared to an income tax expense of $(0.2) million for the prior year. The decrease in income tax expense was primarily due to the write-off of tax goodwill and the change in liability related to uncertain tax positions in fiscal 2011.

Known Events, Trends or Uncertainties Impacting or Expected to Impact Comparisons of Reported or Future Results

Management reviews and discusses its operations based on both financial and non-financial metrics. Among the key financial metrics upon which management focuses is reviewing the performance based on the Company's consolidated GAAP results, including Company Store comparable sales. Management also uses certain supplemental, non-GAAP financial metrics in evaluating financial results, including Franchise Store comparable sales and system-wide comparable sales.

Company Store comparable sales represent the change in year-over-year sales for all Company Stores opened for at least one full fiscal year.

Franchise Store comparable sales, a non-GAAP financial measure, represents the change in year-over-year sales for all Franchise Stores opened for at least one full fiscal year, as reported by franchisees and exclude International Stores.

System-wide comparable store sales, a non-GAAP financial measure, represents the change in year-over-year sales for all Company and Franchise Stores opened for at least one full fiscal year and are based on sales by both company-owned and domestic franchise-operated stores, as reported by franchisees, which are in the store base. System-wide comparable store sales do not include International Stores and JambaGO locations.

Company-owned stores that were sold in refranchising transactions are included in the store base for each accounting period of the fiscal quarter in which the store was sold to the extent the sale is consummated at least three days prior to the end of such accounting period, but only for the days such stores have been company-owned. Thereafter, such stores are excluded from the store base until such stores have been franchise-operated for at least one full fiscal period at which point such stores are included in the store base and compared to sales in the comparable period of the prior year. Comparable store sales exclude closed locations.

Management reviews the increase or decrease in Company Store comparable store sales, Franchise Store comparable sales and system-wide comparable sales compared with the same period in the prior year to assess business trends and make certain business decisions. The Company believes that Franchise Store comparable sales and system-wide comparable sales data, non-GAAP financial measures, are useful in assessing the overall performance of the Jamba brand and, ultimately, the performance of the Company.

The following table sets forth operating data that do not otherwise appear in our consolidated financial statements as of and for the 52 week period ended January 1, 2013 and the 53 week period ended January 3, 2012:

	52 Week Period Ended January 1, 2013	53 Week Period Ended January 3, 2012
Percentage change in Company Store comparable sales (1)	5.1%	4.0%
Percentage change in Franchise Store comparable sales (2)	5.1%	3.4%
Percentage change in system-wide comparable sales (2)	5.1%	3.7%
Total Company Stores	301	307
Total Franchise Stores	473	443
Total International Stores	35	19
Total JambaGO Served Locations	404	35

(1) Percentage change in Company Store comparable sales compares the sales of Company Stores during fiscal year 2012 to the sales from the same Company Stores for fiscal year 2011. A Company Store is included in this calculation after its first full fiscal year of operations. Sales from Franchise and International Stores are not included in the Company Store comparable sales.

(2) Percentage change in system-wide comparable sales compares the combined sales of Company and Franchise Stores during fiscal year 2012 to the combined sales from the same Company and Franchise Stores for the fiscal year 2011. A Company or Franchise Store is included in this calculation after its first full fiscal period of operations. System-wide comparable store sales do not include International Stores and JambaGO locations.

The following table sets forth certain data relating to Company Stores and Franchise Stores for the periods indicated:

	52 week period ended January 1, 2013		53 week period ended January 3, 2012	
	Domestic	International	Domestic	International
Company Stores:				
Beginning of period	307	—	351	—
Company Stores opened	1	—	9	—
Company Stores closed	(6)	—	(11)	—
Company Stores sold to franchisees	(1)	—	(42)	—
Total Company Stores	301	—	307	—

	52 week period ended January 1, 2013		53 week period ended January 3, 2012	
	Domestic	International	Domestic	International
Franchise and International Stores:				
Beginning of period	443	19	391	1
Stores opened	39	19	22	18
Stores closed	(10)	3	(12)	—
Stores purchased from Company	1	—	42	—
Total Franchise Stores	473	35	443	19

Refranchising Initiative

In May 2009, we announced our refranchising initiative under which we stated our intent to sell existing Company Stores to new or existing franchisees who want to operate multiple store locations. We believe our refranchising initiative helped us to accelerate growth and to achieve certain operational efficiencies. This initiative also helped to shift our business to an asset light model. We initially planned to complete the sale of up to 150 Company Stores to new or existing franchisees. By the close of fiscal 2011, we had completed the sale of 174 Company Stores, the last 42 of which were sold in the first quarter of fiscal 2011.

In many refranchising transactions, we entered into development agreements committing buyers to build additional Franchise Stores in regions their purchased stores occupy. In addition, as part of these refranchising transactions, buyers of mature Company Stores are obligated to refresh and refurbish these stores.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows Summary

The following table summarizes our cash flows for each of the past three full fiscal years (in thousands):

	January 1, 2013	January 3, 2012	December 28, 2010
Net cash provided by (used in) operating activities	$ 17,568	$ (1,080)	$ (953)
Net cash (used in) provided by investing activities	(4,498)	(7,010)	3,598
Net cash used in financing activities	(1,191)	(1,327)	(2,378)
Net increase (decrease) in cash and cash equivalents	$ 11,879	$ (9,417)	$ 267

Liquidity

As of January 1, 2013, we had cash and cash equivalents of $31.5 million compared to $19.6 million in cash and cash equivalents as of January 3, 2012. As of January 1, 2013 and January 3, 2012, we had no short term or long term debt. Our primary sources of liquidity are cash flows provided by operating activities. In addition, we have a revolving line of credit with Wells Fargo Bank, National Association for $10.0 million, which we may utilize as described below. In the future, and as permitted under the Securities Purchase Agreement for the Series B Preferred Stock, we may enter equipment leasing arrangements and incur additional indebtedness as necessary up to an aggregate amount of $10.0 million. We cannot assure, however, that such financing will be available on favorable terms or at all.

We expect that our cash on hand and future cash flows provided by operating activities will be sufficient to fund our working capital and general corporate needs, Series B Preferred Stock dividend payments and the non-discretionary capital expenditures for the foreseeable future. Our primary liquidity and capital requirements are for working capital and general corporate needs and the planned fiscal 2013 capital expenditures. The use of cash to fund discretionary capital expenditures will be based on the need to conserve our capital.

On February 14, 2012, we entered into a Credit Agreement with Wells Fargo Bank, National Association (the "Lender") which, as amended on November 1, 2012 (as amended, the "Credit Agreement"), provides us with a revolving line of credit of up to $10.0 million. The outstanding balance under the amended credit facility bears interest at a LIBOR Market Index Rate based upon the rate for one month U.S. dollar deposits, plus 3.00% per annum. Under the terms of the Credit Agreement, we are required to maintain minimum levels of trailing annual consolidated EBITDA and liquidity and are subject to limits on annual capital expenditures. The Credit Agreement terminates January 31, 2014, or may be terminated earlier by us or by the Lender. This credit facility is subject to customary affirmative and negative covenants for credit facilities of this type, including limitations on us with respect to liens, indebtedness, guaranties, investments, distributions, mergers and acquisitions and dispositions of assets. The credit facility is evidenced by a revolving note made by us in favor of the Lender, is guaranteed by us and is secured by substantially all of our assets including the assets of our subsidiaries and a pledge of stock of our subsidiaries. In addition, the Credit Agreement replaced restricted cash requirements established in prior periods, as the line of credit also collateralizes our outstanding letters of credit of $1.1 million.

During fiscal 2012, there were no borrowings under the Credit Agreement. To acquire the credit facility, we incurred upfront fees which are being amortized over the term of the Credit Agreement. As of January 1, 2013, the unamortized commitment fee amount was less than $0.1 million and is recorded in prepaid expenses and other current assets on the balance sheet. As of January 1, 2013, we were in compliance with all related covenants and the unused borrowing capacity under the agreement was $8.9 million.

The adequacy of our available funds will depend on many factors, including the macroeconomic environment, the operating performance of our Company Stores, the successful expansion of our franchise and licensing programs and the successful rollout and consumer acceptance of our new beverage and food initiatives. Given these factors, our foremost priorities for the near term continue to be preserving and generating cash sufficient to fund our liquidity needs.

Operating Activities

Net cash provided by operating activities was $17.6 million in fiscal 2012, compared to net cash used in operating activities of $1.1 million in fiscal 2011, reflecting a net increase of cash flows of $18.6 million. The increase was primarily due to improved cash flows related to receivables and prepaid rent (approximately $10.5 million) and accounts payable (approximately $5.6 million), an increase in net income adjusted for noncash items (approximately $5.3 million), partially offset by a net decrease in cash flows related to other operating assets and liabilities (approximately $2.8 million). Collections of receivables during fiscal 2012 included amounts (approximately $7.0 million) from Costco which were not included in fiscal 2011, as we recommenced our jambacard program in the fall of 2011. In the Costco jambacard program, we sell jambacards to Costco who resells them to its customers.

The amount of cash used in our operating activities during any particular quarter is highly subject to variations in the seasons, with the first and fourth quarters of the fiscal year encompassing the winter and holiday season when we traditionally generate our lowest revenue, and our second and third quarters of the fiscal year encompassing the warmer seasons where a significant portion of our revenue and cash flows are realized. For more information on seasonality, refer to the section below entitled "Seasonality *and Quarterly Results*." We also expect to have increased expenditures during the first part of the fiscal year as we invest in product development and domestic expansion with the goal to have new products released and new stores open by mid-year to take advantage of the busier summer months.

Net cash used in operating activities increased by $0.1 million in fiscal 2011 compared to fiscal 2010 primarily due to decreased cash flows associated with an increase in working capital (approximately $7.5 million), partially offset by the decrease in net loss adjusted for noncash items (approximately $7.4 million). Our decreased cash flows were primarily due to rent prepayments partially offset by receipts from our franchisees and licensees. In addition, our decision not to repeat, in 2010, the holiday season Jambacard program we established with Costco in 2009 contributed to the decrease in cash flows.

During the fiscal 2010, we received cash proceeds of approximately $6.2 million from Costco for sales of jambacards in the previous winter holiday season. We did not participate in a 2010 winter holiday season program with Costco. In September 2011, we resumed the Jambacard program with Costco for the winter holiday season of fiscal year 2011, resulting in cash inflows during the fall of fiscal 2011 and fiscal 2012. Our decreased cash flows were partially offset by increased fees from our franchisees and licensees as we expanded our franchise store base and CPG program.

Investing Activities

Net cash used in investing activities was $4.5 million in fiscal 2012, compared to $7.0 million in fiscal 2011. Net cash used in investing activities decreased $2.5 million for fiscal 2012, compared to fiscal 2011 primarily due to a decrease in spending for the purchase of property and equipment (approximately $5.2 million) and proceeds from the sale of our investment in JJC Hawaii, LLC (approximately $ 1.0 million), partially offset by proceeds from our refranchising initiative which were included in fiscal 2011 (approximately $3.7 million) and which were not included in fiscal 2012 due to the completion of the refranchising initiative in April 2011 and cash used in the acquisition of Talbott Teas in fiscal 2012 (approximately $0.4 million).

Net cash used in investing activities was $7.0 million in fiscal 2011 compared to net cash provided by investing activities of $3.6 million in fiscal 2010, primarily reflecting a decrease in proceeds received from the refranchising initiative (approximately $10.0 million) and a net increase in spending on company-owned store investment in nine new stores, store refreshes and technology infrastructure (approximately $0.6 million).

In fiscal 2013, we expect capital expenditures to be approximately $9.0 million depending on our liquidity needs, including investing in improvements to our technology infrastructure, store refreshes and redesigns as well as maintenance capital. We expect to open up to five new Company Stores as we focus our growth on expanding and accelerating the development of traditional and non-traditional Franchise Stores and implementing our new retail growth formats including juice bars and drive-thru locations. Included in our capital expenditure we expect to incur $4 to $5 million on refresh and remodel of up to 100 Company Store locations, some of which will include the new Juice concept.

Financing Activities

Net cash used in financing activities was $1.2 million in fiscal 2012, compared to $1.3 million in fiscal 2011, primarily due to lower preferred stock dividend payments resulting from the conversion of preferred stock to common stock (approximately $0.3 million), partially offset by a decrease in proceeds from employee stock plan activities (approximately $0.2 million).

Net cash used in financing activities decreased by $1.1 million in fiscal 2011 compared to fiscal 2010, due to a decrease in preferred stock dividend payments (approximately $0.7 million), due to the conversion of shares of preferred stock to common stock, a reduction in capital lease payments (approximately $0.2 million) and an increase in proceeds pursuant to stock plans (approximately $0.2 million).

Contractual Obligations

The following table summarizes contractual obligations and borrowings as of January 1, 2013, and the timing and effect that such commitments are expected to have on our liquidity and capital requirements in future periods. We expect to fund these commitments primarily with operating cash flows generated in the normal course of business.

	Payments Due by Period (in 000s)				
	Total	Less Than 1 Year	1-2 Years	3-4 Years	5 or More Years
Operating lease obligations[1]	$ 90,863	$ 23,660	$ 21,213	28,008	17,982
Purchase obligations[2]	78,235	48,389	5,982	4,763	19,101
Series B redeemable preferred stock redemption	8,382	—	—	8,382	—
Dividends for Series B redeemable preferred stock	2,347	671	1,341	335	—
Total	$ 179,827	$ 72,720	$ 28,536	$ 41,488	$ 37,083

(1) Our wholly owned subsidiary, Jamba Juice Company, is a party to each Company Store lease obligation. The operating lease obligations represent future minimum lease payments under non-cancelable operating leases and lease termination fees as of January 1, 2013. The minimum lease payments do not include common area maintenance ("CAM") charges, insurance, contingent rent obligations or real estate taxes, which are also required contractual obligations under our operating leases. In the majority of our operating leases, CAM charges are not fixed and can fluctuate from year to year. Total CAM charges, insurance, contingent rent obligations, license, permits and real estate taxes for our fiscal year ended January 1, 2013 were $6.8 million.

(2) We negotiate pricing and quality specifications for many of the products used in Company Stores and Franchise Stores. This allows for volume pricing and consistent quality of products that meet our standards. Although we negotiate and contract directly with manufacturers, co-packers or growers for our products, we purchase these products from third-party centralized distributors. These distributors source, warehouse and deliver specified products to both Company Stores and Franchise Stores.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

New Accounting Standards

See the Recent Accounting Pronouncements section in Note 1 of our Notes to Consolidated Financial Statements for a summary of new accounting standards.

SEASONALITY AND QUARTERLY RESULTS

Our business is subject to day-to-day volatility based on weather and varies by season. A significant portion of our revenue is realized during the second and third quarters of the fiscal year, which include the summer months. The fourth quarter of the fiscal year, which encompasses the winter months and the holiday season, has traditionally been our lowest revenue volume quarter. Although we have expanded the number of stores offering our hot oatmeal, hot beverages, sandwiches and California Flatbread selections, our business will likely continue to be subject to seasonal patterns for the foreseeable future, given that the largest portion of our sales continues to be from the sale of smoothies during the warmer parts of the year. Because of the seasonality of the business, results for an individual quarter are not necessarily indicative of the results which may be achieved for the full fiscal year.

INFLATION

We do not believe that inflation has had a material impact on our results of operations in recent years. However, we cannot predict what effect inflation may have on our operations in the future.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rates

We do not enter into market risk sensitive instruments for trading purposes. We are exposed to financial market risks due primarily to changes in interest rates in our interest bearing accounts. We do not believe a change in interest rate will materially affect our financial position or results of operations. A one percent change of the interest rate would result in an annual change in the results of operations of $0.3 million.

Commodities Prices

We are exposed to the impact of commodity and utility price fluctuations related to unpredictable factors such as weather and various market conditions over which we do not have control. We purchase significant amounts of fruits and dairy products to support the needs of our Company Stores. The price and availability of these commodities directly impacts the results of operations and can be expected to impact the future results of operations.

We purchase fruit based on short-term seasonal pricing agreements. These short-term agreements generally set the price of procured frozen fruit and 100% pure fruit concentrates for less than one year based on estimated annual requirements. In order to mitigate the effects of price changes in any one commodity on our cost structure, we contract with multiple suppliers both domestically and internationally. These agreements typically set the price for some or all of our estimated annual fruit requirements, protecting us from short-term volatility. Nevertheless, these agreements typically contain a *force majeure* clause, which, if utilized (such as hurricanes in 2004 that destroyed the Florida orange crop and more recently with the 2007 freeze that affected California citrus), may subject us to significant price increases.

Our pricing philosophy is not to attempt to change consumer prices with every move up or down of the commodity market, but to take a longer term view of managing margins and the value perception of our products in the eyes of our customers. Our objective is to maximize our revenue through increased customer traffic.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Jamba, Inc.:

We have audited the accompanying consolidated balance sheets of Jamba, Inc. and subsidiaries (the Company) as of January 1, 2013 and January 3, 2012, and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal years ended January 1, 2013, January 3, 2012 and December 28, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jamba, Inc. and subsidiaries as of January 1, 2013 and January 3, 2012, and the results of their operations and their cash flows for the fiscal years ended January 1, 2013, January 3, 2012 and December 28, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 1, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
San Francisco, California
March 6, 2013

JAMBA, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share amounts)	January 1, 2013	January 3, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 31,486	$ 19,607
Restricted cash	205	1,352
Receivables, net of allowances of $103 and $294	11,327	13,040
Inventories	3,143	2,228
Prepaid and refundable taxes	655	574
Prepaid rent	3,080	2,761
Prepaid expenses and other current assets	1,681	1,509
Total current assets	51,577	41,071
Property, fixtures and equipment, net	38,442	44,760
Goodwill	1,336	—
Trademarks and other intangible assets, net	1,412	1,130
Other long-term assets	846	1,332
Total assets	$ 93,613	$ 88,293
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 8,206	$ 4,155
Accrued compensation and benefits	7,566	6,566
Workers' compensation and health insurance reserves	1,087	1,092
Accrued jambacard liability	33,634	33,256
Other current liabilities	9,728	9,961
Total current liabilities	60,221	55,030
Deferred rent and other long-term liabilities	11,880	13,079
Total liabilities	72,101	68,109
Commitments and contingencies (Notes 9 and 16)		
Series B redeemable preferred stock, $.001 par value, 304,348 shares authorized; 72,889 and 168,389 issued, and outstanding, respectively	$ 7,916	$ 17,880
Stockholders' equity:		
Common stock, $.001 par value, 150,000,000 shares authorized; 77,408,909 and 67,280,485 shares issued, and outstanding, respectively	78	68
Additional paid-in capital	380,007	369,027
Accumulated deficit	(366,489)	(366,791)
Total stockholders' equity	13,596	2,304
Total liabilities and stockholders' equity	$ 93,613	$ 88,293

See Notes to Consolidated Financial Statements.

JAMBA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share and per share amounts)	Fiscal Year Ended January 1, 2013	Fiscal Year Ended January 3, 2012	Fiscal Year Ended December 28, 2010
Revenue:			
Company stores	$ 215,125	$ 214,837	$ 254,491
Franchise and other revenue	13,664	11,597	8,162
Total revenue	228,789	226,434	262,653
Costs and operating expenses (income):			
Cost of sales	50,215	49,503	61,307
Labor	63,086	67,868	85,189
Occupancy	29,473	31,092	38,561
Store operating	33,612	32,847	38,358
Depreciation and amortization	11,062	12,463	14,610
General and administrative	40,771	37,798	37,262
Store pre-opening	604	965	648
Impairment of long-lived assets	711	1,291	2,778
Store lease termination and closure	421	721	4,255
Other operating, net	(1,779)	210	(4,292)
Total costs and operating expenses	228,176	234,758	278,676
Income (loss) from operations 1	613	(8,324)	(16,023)
Other income (expense):			
Interest income	61	159	73
Interest expense	(217)	(473)	(547)
Total other expense, net	(156)	(314)	(474)
Income (loss) before income taxes	457	(8,638)	(16,497)
Income tax (expense) benefit	(155)	340	(159)
Net income (loss)	302	(8,298)	(16,656)
Redeemable preferred stock dividends and deemed dividends	(2,181)	(2,331)	(4,077)
Net loss attributable to common stockholders	$ (1,879)	$ (10,629)	$ (20,733)
Weighted-average shares used in the computation of loss per share:			
Basic	70,699,438	66,310,654	58,711,495
Diluted	70,699,438	66,310,654	58,711,495
Loss per share:			
Basic	$ (0.03)	$ (0.16)	$ (0.35)
Diluted	$ (0.03)	$ (0.16)	$ (0.35)

See Notes to Consolidated Financial Statements.

JAMBA, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands, except share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity
Balance as of December 29, 2009	52,712,528	53	356,320	(341,837)	14,536
Share-based compensation expense	—	—	1,146	—	1,146
Issuance of common stock pursuant to stock plans	278,133	—	149	—	149
Conversion of redeemable preferred stock	10,686,300	11	12,279	—	12,290
Accretion of redeemable preferred stock	—	—	(1,775)	—	(1,775)
Redeemable preferred stock dividends	—	—	(2,302)	—	(2,302)
Restricted stock units vested	58,000	—	—	—	—
Net loss	—	—	—	(16,656)	(16,656)
Balance as of December 28, 2010	63,734,961	64	365,817	(358,493)	7,388
Share-based compensation expense	—	—	1,256	—	1,256
Issuance of common stock pursuant to stock plans	587,924	1	942	—	943
Conversion of redeemable preferred stock	2,909,600	3	3,343	—	3,346
Accretion of redeemable preferred stock	—	—	(672)	—	(672)
Redeemable preferred stock dividends	—	—	(1,659)	—	(1,659)
Restricted stock units vested	48,000	—	—	—	—
Net loss	—	—	—	(8,298)	(8,298)
Balance as of January 3, 2012	67,280,485	$ 68	$ 369,027	$ (366,791)	$ 2,304
Share-based compensation expense	—	—	2,091	—	2,091
Issuance of common stock pursuant to stock plans	286,422	1	97	—	98
Conversion of redeemable preferred stock	9,550,000	9	10,973	—	10,982
Accretion of redeemable preferred stock	—	—	(1,018)	—	(1,018)
Redeemable preferred stock dividends	—	—	(1,163)	—	(1,163)
Exercise of warrant	292,002	—	—	—	—
Net income	—	—	—	302	302
Balance as of January 1, 2013	77,408,909	$ 78	$ 380,007	$ (366,489)	$ 13,596

See Notes to Consolidated Financial Statements.

JAMBA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Fiscal Year Ended January 1, 2013	Fiscal Year Ended January 3, 2012	Fiscal Year Ended December 28, 2010
Cash provided by (used in) operating activities:			
Net income (loss)	$ 302	$ (8,298)	$ (16,656)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	11,062	12,463	14,610
Impairment of long-lived assets	711	1,291	2,778
Lease termination, store closure costs and disposals	820	1,501	(324)
Gain from sale of investment in joint venture	(545)	—	—
Contingent consideration fair value measurement	(57)	—	—
Jambacard breakage income and amortization, net	(4,275)	(3,685)	(5,252)
Share-based compensation	2,091	1,256	1,146
Bad debt and purchase obligation reserves	600	164	528
Deferred rent	(1,138)	(457)	(869)
Deferred income taxes	—	40	958
Equity income from joint ventures	(70)	(51)	(61)
Changes in operating assets and liabilities:			
Receivables	1,637	(6,717)	3,333
Inventories	(1,348)	148	957
Prepaid and refundable taxes	(319)	(35)	(48)
Prepaid rent	(81)	(2,253)	(22)
Prepaid expenses and other current assets	(172)	95	(482)
Other long-term assets	(215)	1,937	838
Restricted cash from operating activities	1,147	473	898
Accounts payable	3,115	(2,494)	1,152
Accrued compensation and benefits	1,000	1,005	(928)
Workers' compensation and health insurance reserves	(5)	(214)	(948)
Accrued jambacard liability	4,653	7,185	(3,247)
Other current liabilities	(517)	(2,793)	2,332
Other long-term liabilities	(828)	(1,643)	(1,646)
Cash provided by (used in) operating activities	17,568	(1,080)	(953)
Cash provided by (used in) investing activities:			
Capital expenditures	(5,249)	(10,744)	(10,165)
Business acquisition	(390)	—	—
Proceeds from the sale of stores	4	3,734	13,763
Proceeds from sale of investment in joint venture	1,032	—	—
Capital distributions from investment, net	105	—	—
Cash provided by (used in) investing activities	(4,498)	(7,010)	3,598
Cash provided by (used in) financing activities:			
Redeemable preferred stock dividends paid	(1,289)	(1,621)	(2,302)
Payment on capital lease obligations	—	(20)	(225)
Proceeds pursuant to stock plans	98	314	149
Cash used in financing activities	(1,191)	(1,327)	(2,378)
Net increase (decrease) in cash and equivalents	11,879	(9,417)	267
Cash and equivalents at beginning of period	19,607	29,024	28,757
Cash and equivalents at end of period	$ 31,486	$ 19,607	$ 29,024
Supplemental cash flow information:			
Cash paid for interest	$ 168	$ 237	$ 293
Income taxes paid	277	36	18
Noncash investing and financing activities:			
Noncash property, fixtures and equipment additions	$ 937	$ 202	$ 1,705
Accretion of redeemable preferred stock	1,018	672	1,775
Redeemable preferred stock dividends	36	38	50
Conversion of redeemable preferred stock	10,982	3,346	12,290
Contingent consideration	1,304	—	—

See Notes to Consolidated Financial Statements.

JAMBA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEARS ENDED JANUARY 1. 2013, JANUARY 3, 2012 AND DECEMBER 28, 2010

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business —Jamba, Inc. consummated its initial public offering in July 2005. On March 10, 2006, Jamba, Inc. entered into an Agreement and Plan of Merger with Jamba Juice Company (the "Merger Agreement"). On November 29, 2006 (the "Merger Date"), the Jamba, Inc. consummated the merger with Jamba Juice Company (the "Merger") whereby Jamba Juice Company became its wholly owned subsidiary. Jamba, Inc. was incorporated in January 2005, and went public through an initial public offering later that year. In November 2006, the Company completed its acquisition of Jamba Juice Company, which first began operations in 1990.

Jamba, Inc. through its wholly-owned subsidiary, Jamba Juice Company, is a healthy, active lifestyle brand with a global business driven by a portfolio of company-owned and franchised Jamba Juice® stores, innovative product platforms that utilize our JambaGO® and Jamba Smoothie Station™ formats, and Jamba-branded consumer packaged goods. As a leading "better-for-you," specialty food and beverage brand, Jamba offers great tasting, whole fruit smoothies, fresh squeezed juices, hot oatmeal, breakfast wraps, bistro sandwiches and mini-wraps, California Flatbreads™, frozen yogurt, and a variety of baked goods and snacks in our restaurants. Jamba Juice Company has expanded the Jamba brand by direct selling of consumer packaged goods ("CPG") products and licensing its trademark.

As of January 1, 2013, there were 809 Jamba Juice stores globally, consisting of 301 Company-owned and operated stores ("Company Stores"), 473 franchise-operated stores ("Franchise Stores") in the United States, and 35 franchise-operated stores at international locations ("International Stores").

Basis of Presentation—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Jamba Juice Company. All intercompany balances and transactions have been eliminated. The equity method of accounting is used to account for the joint venture owned by Jamba Juice Company because Jamba Juice Company exercises significant influence over operating and financial policies of its partners. Accordingly, the carrying value of this investment is reported in other long-term assets, and the Company's equity in the net income and losses of this investment is reported in other operating, net.

Fiscal Year End— Our fiscal year ends on the Tuesday closest to December 31. The Company's most recently completed fiscal year, referred to as fiscal 2012, started on January 4, 2012, and ended on January 1, 2013, and had 52 weeks. The Company's fiscal 2011, started on December 29, 2010, and ended on January 3, 2012, and had 53 weeks and fiscal 2010 started on December 30, 2009, and ended on December 28, 2010.

Significant Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

Concentrations of Risk—During fiscal 2012, the Company maintained food distribution contracts primarily with one supplier, Southwest Traders, Inc. This supplier provided approximately 98%, 94% and 75% of foods and products sold in Company Stores, in fiscal 2012, fiscal 2011 and fiscal 2010, respectively, which potentially subjects the Company to a concentration of business risk. As of January 1, 2013, Southwest Traders, Inc. was replaced by Systems Service of America. If the supplier had operational problems or ceased making product available to the Company, operations could be adversely affected.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high-quality financial institutions. Balances in the Company's cash accounts frequently exceed the Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses related to these balances and believes the credit risk to be minimal.

Self-Insurance Reserves—The Company is self-insured for healthcare benefits, and liabilities are based on statistical analyses of historical industry data as well as actual historical trends. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends. For workers' compensation benefits, the Company was self-insured for existing and prior years' exposures through September 30, 2008. Liabilities associated with the risks that the Company retains for workers compensation benefits are estimated in part, by considering historical claims experience, demographic factors, severity factors, and other actuarial assumptions.

Cash and Cash Equivalents—The Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents.

Restricted Cash and Investments— Restricted cash represents cash held in money market accounts or certificates of deposits. As of January 1, 2013, the Company had restricted cash of $0.2 million representing obligations under the Company's contract termination arrangements with Southwest Traders, Inc. As of January 3, 2012, restricted cash was $1.4 million and collateralized outstanding letters of credit required because the Company was self-insured for workers' compensation.

Receivables—Receivables primarily represent amounts due from sale of jambacards, royalty fees, advertising fees, construction allowances, amounts receivable from suppliers and CPG customers, jambacards issued by the franchisees and rent receivable from franchisees. The allowance for doubtful accounts is the Company's estimate of the amount of probable credit losses in the Company's existing accounts receivable.

Inventories—Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method (FIFO). Inventories consist of food, beverages and available-for-sale promotional products. The Company records inventory reserves for obsolete and slow-moving inventory and for estimated shrinkage between physical inventory counts.

Property, Fixtures and Equipment—Property, fixtures and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful life. The estimated useful life for leasehold improvements is the lesser of 10 years or the term of the underlying lease. The estimated useful life for furniture, fixtures and equipment is three to 10 years.

Impairment of long-lived assets —The Company evaluates long-lived assets for impairment when facts and circumstances indicate that the carrying values of long-lived assets may not be recoverable. The impairment evaluation is generally performed at the individual store asset group level. The Company first compares the carrying value of the asset to the asset's estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying value of the asset, the Company measures an impairment loss based on the asset's estimated fair value. The fair value of a store's assets is estimated using a discounted cash flow model based on internal projections and taking into consideration the view of a market participant. The estimate of cash flows is based on, among other things, certain assumptions about expected future operating performance. Factors considered during the impairment evaluation include factors related to actual operating cash flows, the period of time since a store has been opened or remodeled, refranchising expectations and the maturity of the relevant market.

Goodwill, Trademarks and Other Intangible Asset Impairment

Goodwill is evaluated for impairment on an annual basis during the Company's fourth fiscal quarter, or more frequently if circumstances, such as material deterioration in performance, indicate carrying values may exceed their fair values. The goodwill impairment analysis is a two-step process: First, the reporting unit's estimated fair value is compared to its carrying value, including goodwill. If the Company determines that the estimated fair value of the reporting unit is less than its carrying value, it moves to the second step to determine the implied fair value of the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill exceeds its fair value, an impairment loss is recognized. In September 2011, the FASB issued new guidance allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If impairment is deemed more likely than not, management would perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. The Company applies the qualitative approach when appropriate. When reviewing goodwill for impairment, the Company assesses whether goodwill should be allocated to operating levels lower than its single operating segment for which discrete financial information is available and reviewed for decision-making purposes. These lower levels are referred to as reporting units. Currently, the Company's one reporting unit was determined to be its one operating segment. During the fiscal year ended January 1, 2013 no goodwill impairment was recorded.

Intangible assets not subject to amortization are evaluated for impairment on an annual basis during our fourth fiscal quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The test for impairment on the intangible assets is performed by comparing the fair value of the trademarks to their carrying amounts. An impairment loss is generally recognized when the carrying amount of the trademarks exceeds the fair value. The fair value of trademarks was estimated using the income approach, which is based on assumptions about future cash flows resulting from our franchise, license agreements and acquired businesses.

Intangible assets subject to amortization (primarily franchise agreements, reacquired franchise rights and a favorable lease portfolio intangible asset recognized in the purchase of Jamba Juice in 2006) are tested for impairment annually (at year-end) or more frequently if changes in circumstances indicate that their carrying amounts may not be recoverable. Intangible assets are amortized over their estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized. Useful life for the franchise agreements is 13.4 years. The useful life of reacquired franchise rights represents the remaining term of the franchise agreement. The useful life of the favorable lease portfolio intangible is based on the related lease term.

Jambacards—The Company, through its subsidiary, Jamba Juice Company, has been selling jambacards to its customers in its retail stores and through its website since November 2002. The Company's jambacards do not have an expiration date. An obligation is recorded at the time of either an initial load or a subsequent reload in accrued jambacard liability on the Company's consolidated balance sheets. The Company recognizes income from jambacards when (i) the jambacard is redeemed by the customer or (ii) the likelihood of the jambacard being redeemed by the customer is remote (also referred to as "breakage") and the Company determines that it does not have a legal obligation to remit the unredeemed jambacards to the relevant jurisdictions. The Company determines the jambacard breakage amount based upon its historical redemption patterns. The Company has concluded that after three years of inactivity, the likelihood of redemption becomes remote and recognizes breakage income at that time. Jambacard breakage income is included in other operating, net in the consolidated statements of operations.

Rent Expense—Under the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of rent holidays and escalations are reflected in rent costs on a straight-line basis over the expected lease term, which includes cancelable option periods when it is deemed to be reasonably assured that the Company will exercise such option periods due to the fact that the Company would incur an economic penalty for not doing so. The lease term commences on the date when the Company becomes legally obligated for the rent payments which generally coincides with the time when the landlord delivers the property for us to develop. All rent costs recognized during construction periods are classified as pre-opening expenses. Pursuant to the refranchising initiative, the Company recorded liabilities for rent concessions over the remaining term of certain store leases of refranchised stores.

Construction Allowances—The Company receives construction allowances from certain landlords, which are deferred and amortized on a straight-line basis over the lease term as a reduction of rent expense. Construction allowances are recorded in deferred rent and other long-term liabilities.

Revenue Recognition—Revenue from Company Stores is recognized when product is sold. Revenue is presented net of any taxes collected from customers and remitted to government entities. Revenue from jambacards is recognized upon redemption in exchange for product. Until redemption, outstanding customer balances are recorded as a liability. See "jambacards" section above for discussion on recognition of jambacard breakage.

Franchise revenue is generated from royalties, development fees, initial franchise fees and revenue from sales of the Company's flexible format franchise locations.

Royalties from Franchise Stores are determined as a percentage of revenue and are recognized in the same period as the related franchise store revenue. If collection of the franchise royalty fee is doubtful, revenue is recognized at the time of collection.

Development fees are paid to the Company as part of an agreement to open and operate a specific number of stores in a specified territory. The amount of the fee is based on the number of stores to be opened pursuant to the development agreement and secures the territory for exclusivity during the development. The nonrefundable fees collected for these services are recognized ratably as the franchise stores under these agreements open. The Company's multi-unit development agreements specify the number of stores to be opened. Any changes to the specific number of stores would be stated in a subsequent contractual agreement (see Note 2).

The Company charges an initial franchise fee for providing operational materials, new store opening planning, and functional training courses. Initial franchise fees, if any, are due for payment at the time the franchise agreement for a particular store is executed. Franchise fees are recognized as revenue when all material services or conditions have been substantially performed or satisfied and no other material conditions or obligations related to the determination of substantial performance exist. Duties and services that are completed prior to approval include training, facilities inspection, receipt of operating license(s), and clearance from appropriate agencies. These duties and services are substantially complete prior to the approval of the opening of a store. Duties and services relating to the earning of the franchise fees are necessary for the stores to open. Revenue is recognized when the store opens. Revenue from sales of at the Company's flexible format franchise locations are recognized when the products are delivered to the franchisee.

Other revenue primarily consists of revenue from sales of CPG products sold to retail outlets and online and royalties from licensed CPG products. Revenue from sale of CPG products is recognized when the products are delivered to the customer. License revenue from CPG products is based on a percentage of product sales and is recognized as revenue upon the sale of the product to retail outlets.

Cost of Sales—The Company includes in cost of sales, costs incurred to acquire fruit, dairy and other products used to make smoothies and juices, paper products, as well as the costs related to managing our procurement program, and payments received from vendors.

Advertising Fund—The Company participates with its franchisees in an advertising fund, established in fiscal 2010, to collect and administer funds contributed for use in advertising and promotional programs which are designed to increase sales and enhance the reputation of the Company and its franchise owners. Contributions to the advertising fund are required for Company Stores and traditional Franchise Stores and are generally based on a percent of store sales. The Company has control of the advertising fund. The fund is consolidated and the Company reports all assets and liabilities of the fund.

The advertising fund assets, consisting primarily of cash received from the Company and franchisees and accounts receivable from franchisees, can only be used for selected purposes and are considered restricted. The advertising fund liabilities represent the corresponding obligation arising from the receipts of the marketing program. In accordance with ASC Topic 952-605-25, the receipts from the franchisees are recorded as a liability against which specified advertising costs are charged. The Company does not reflect franchisee contributions to the fund in its consolidated statements of operations or consolidated statements of cash flows.

Advertising fund assets as of January 1, 2013 include $1.0 million of receivables from franchisees, which is recorded in receivables on the consolidated balance sheet. Advertising fund liabilities as of January 1, 2013, of $0.5 million are reported in other current liabilities and accounts payable on the consolidated balance sheet.

Advertising fund assets as of January 3, 2012 include $0.7 million of receivables from franchisees, which is recorded in receivables on the consolidated balance sheet. Advertising fund liabilities as of January 3, 2012, of $0.5 million are reported in other current liabilities and accounts payable on the consolidated balance sheet.

Advertising Costs—Advertising costs are expensed as incurred and were $8.5 million, $7.3 million and $7.8 million in fiscal 2012, fiscal 2011 and fiscal 2010, respectively, and are classified as store operating expenses. The Company received advertising contributions from its franchisees, which contributions were recorded as an offset to advertising expense, and were $3.1 million, $2.8 million and $1.9 million for fiscal 2012, fiscal 2011and fiscal 2010, respectively.

Store Pre-opening Costs—Costs incurred in connection with start-up and promotion of new store openings as well as rent from possession date to store opening date are expensed as incurred.

Comprehensive Income—Comprehensive income is defined as the change in equity during a period from transactions and other events, excluding changes resulting from investments from owners and distributions to owners. Comprehensive income (loss) equals net income (loss) for all periods presented.

Income Taxes—Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. In establishing deferred income tax assets and liabilities, judgments and interpretations are made based on enacted tax laws and published tax guidance applicable to our operations. The Company records deferred tax assets and liabilities and evaluate the need for valuation allowances to reduce deferred tax assets to amounts more likely than not of being realized. Changes in the valuation of the deferred tax assets or changes in the income tax provision may affect the Company's annual effective income tax rate.

Uncertain tax positions are recognized as the greatest amount more than 50% likely of being sustained upon audit based on the technical merits of the position. On a quarterly basis, the Company reviews and updates its inventory of tax positions as necessary to add any new uncertain tax positions taken, or to remove previously identified uncertain positions that have been effectively settled. Additionally, uncertain positions may be re-measured as warranted by changes in facts or law. Accounting for uncertain tax positions requires significant judgments, including estimating the amount, timing and likelihood of ultimate settlement. Although the Company believes that these estimates are reasonable, actual results could differ from these estimates. The Company classifies interest and penalties related to income taxes as a component of income taxes in the consolidated statements of operations.

Earnings (Loss) Per Share—Basic earnings (loss) per share is computed based on the weighted-average of common shares outstanding during the period. Diluted earnings (loss) per share is computed based on the weighted-average number of common shares and potentially dilutive securities, which includes preferred stock outstanding from the Company's issuance of preferred stock, outstanding warrants and outstanding options and restricted stock awards granted under the Company's stock option plans.

For purposes of determining the net income available (loss attributable) to common stockholders used in the computation of earnings (loss) per share, the amount of the income (loss) is increased (decreased) by the preferred stock dividends and deemed dividends. The deemed dividend represents the accretion of the issuance costs and beneficial conversion feature of the Company's preferred stock.

For fiscal 2012, the Company had net loss attributable to common stockholders and as a result, incremental shares from assumed exercise of restricted stock awards, warrants and options and from the assumed conversion of Series B preferred shares are anti-dilutive. Therefore, net loss attributable to common stockholders has not been decreased by preferred stock dividends and related deemed dividends. Also the number of preferred shares and common stock equivalents associated with the assumed exercise of restricted stock awards, warrants and options have not been included in the diluted earnings per share calculation, resulting in the Company's basic weighted-average shares outstanding being equal to its diluted weighted-average shares outstanding.

For fiscal 2011 and fiscal 2010, the Company's basic weighted-average shares outstanding were equal to its diluted weighted-average shares outstanding since the Company experienced a net loss in each of fiscal 2011 and fiscal 2010. Anti-dilutive shares of 20.5 million, 24.2 million and 31.3 million have been excluded from diluted weighted-average shares outstanding in fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

Share-based compensation—The Company measures and recognizes all share-based compensation under the fair value method.

Stock options for a fixed number of shares are granted to certain employees and directors with an exercise price based on the grant date fair value of the Company's common stock. The Company also grants restricted stock with a fair value determined based on the closing price of the Company's common stock on the date of grant (see Note 12). Stock options generally vest over a four-year period. Share-based compensation expense is recognized ratably over the service period.

The fair value of restricted stock units is determined based on the Company's closing stock price on the date of grant. For employees, these restricted stock units typically vest and become unrestricted three years after the date of grant. For non-employee directors, these restricted stock units typically vest and become unrestricted one year after the date of grant. Share-based compensation expense is recognized ratably over the vesting periods for restricted stock units.

Fair Value of Financial Instruments—The following instruments are not measured at fair value on the Company's consolidated balance sheets but require disclosure of their fair values: cash and cash equivalents, accounts receivables and accounts payable. The estimated fair value of such instruments approximates their carrying value as reported on the consolidated balance sheets. The fair value of such financial instruments are determined using the income approach based on the present value of estimated future cash flows. The fair value of these instruments would be categorized as Level 2 in the fair value hierarchy, with the exception of cash and cash equivalents, which would be categorized as Level 1.

Segment Reporting—The Company has one reportable retail segment.

Recent Accounting Pronouncements

Accounting Standards Update No. 2012-02, Intangibles—Testing Indefinite-Lived Intangible Assets for Impairment

In July 2012, the FASB issued guidance that revises the requirements around how entities test indefinite-lived intangible assets, other than goodwill, for impairment. The guidance allows companies to perform a qualitative assessment before calculating the fair value of the reporting unit. If an entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is more likely than not greater than the carrying amount, a quantitative calculation would not be needed. The Company adopted this guidance effective for its fiscal 2012 annual testing during the fourth fiscal quarter. The adoption of this guidance did not have a material impact on the Company's financial statements.

Accounting Standards Update No. 2011-08 —Intangibles —Testing Goodwill for Impairment

In September 2011, the FASB issued guidance that revises the requirements around how entities test goodwill for impairment. The guidance allows companies to perform a qualitative assessment before calculating the fair value of the reporting unit. If an entity determines, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not greater than the carrying amount, a quantitative calculation would not be needed. The Company adopted this guidance effective for its fiscal 2012 annual goodwill impairment test performed during the fourth fiscal quarter. Although the adoption of this guidance results in a change in how the Company performs its goodwill impairment assessment; the adoption of this guidance did not have a material impact on our financial statements.

2. DEVELOPMENT AGREEMENTS

The Company's wholly owned subsidiary, Jamba Juice Company, has entered into multi-unit license agreements with area developers to develop stores in certain geographic regions. Under typical multi-unit license agreements, the area developer generally pays one-half of the initial nonrefundable fee multiplied by each store to be developed as a nonrefundable development fee upon execution of the multi-unit development agreement. The agreements are generally for a term of 10 years. Each time a store is opened under the multi-unit license agreement, the Company credits the franchisee one-half of the initial fee paid as part of the development fee and the franchisee is required to pay the remaining one-half of the initial fee.

The following table summarizes data about the development agreements for Franchise and International Stores as of January 1, 2013 and January 3, 2012:

	January 1, 2013	January 3, 2012
Number of developers with Franchise Store contractual commitments	21	15
Number of Franchise Stores for which commitments exist	95	78
Number of developers with International Stores contractual commitments	3	3
Number of International Stores for which commitments exist	285	301

The Company generally executes franchise agreements for each store that establishes the terms of its arrangement with the franchisee. The franchise agreements typically require the franchisee to pay an initial, non-refundable fee and continuing fees based upon a percentage of sales. Subject to the Company's approval and the franchisee's payment of a renewal fee, a franchisee may generally renew the franchise agreement upon its expiration.

Franchise revenue consists of royalties, and fees from franchisees and revenue from sales of products sold at its flexible format franchise locations.

The Company recognizes initial fees received from a franchisee as revenue when it has performed substantially all initial services required by the franchise agreement, which is generally upon the opening of a store. The Company recognizes continuing royalties based upon a percentage of franchisee revenue as earned and revenue from sales of certain Jamba-branded products when they are delivered to the express format franchisees. The Company is not required to contribute capital as part of multi-unit development agreements or franchise agreements.

Deferred franchise revenue is included in other long-term liabilities on the consolidated balance sheets. As of January 1, 2013 and January 3, 2012 deferred franchise revenue included $0.8 million and $0.7 million, respectively, relating to non-refundable development fees and initial fees paid by domestic franchisees whose stores have not yet opened. In addition, deferred franchise revenue as of January 1, 2013 and January 3, 2012 included $0.7 million and $0.7 million, respectively, relating to non-refundable international development fees.

3. PROPERTY, FIXTURES AND EQUIPMENT

Property, fixtures, and equipment as of January 1, 2013 and January 3, 2012 consisted of the following (in thousands):

	January 1, 2013	January 3, 2012
Leasehold improvements	$ 50,358	$ 49,703
Furniture, fixtures and equipment	57,457	55,199
Construction in progress (primarily stores under construction)	79	77
Total	107,895	104,979
Less accumulated depreciation and amortization	(69,452)	(60,219)
Total	$ 38,442	$ 44,760

Depreciation expense related to property, fixtures and equipment for fiscal 2012, fiscal 2011 and fiscal 2010 was $11.0 million, $12.3 million, and $14.6 million, respectively.

4. ACQUISITION

On January 27, 2012, the Company completed its acquisition of certain assets of Talbott Teas, LLC ("Talbott"), a Chicago based boutique, premium tea company. The acquisition of Talbott is consistent with the Company's strategy for growth through lifestyle specialty brands that fit well with the Jamba brands and its positioning as a leading health and wellness company. The pro forma effect of the acquisition on the Company's results of operations is not significant. The revenue and earnings of Talbott, included in the Company's results since the January 27, 2012 acquisition, and acquisition related expenses included in the statements of operations are not significant.

This purchase was accounted for using the acquisition method of accounting and the purchase price comprises an upfront cash payment plus contingency payments based on the future performance (the "earn-out arrangement") of the assets acquired. The purchase price was determined to be the aggregate of the upfront payment and the fair value of the payments subject to the earn-out arrangement, and was allocated to the assets purchased based upon their estimated fair values at the date of acquisition. Identifiable intangible assets acquired include a trade name and customer relationships totaling $0.4 million and are included in trademarks and other intangible assets, net on the balance sheet. The excess purchase price over the net tangible and intangible assets acquired of $1.3 million was recorded as goodwill, which is expected to be nondeductible for tax purposes until certain conditions are met. The purchase price cash consideration paid by the Company at closing was $0.4 million and the fair value of the earn-out arrangement was recorded as a liability, at $1.4 million, as of January 27, 2012. As of January 1, 2013, the fair value of the earn-out liability was $1.3 million of which $0.9 million is included in deferred rent and other long-term liabilities and $0.4 million is in current liabilities on the consolidated balance sheet.

5. TRADEMARKS AND OTHER INTANGIBLE ASSETS

The carrying amount and accumulated amortization of trademarks and other intangible assets as of January 1, 2013 and January 3, 2012, were as follows (in thousands):

	Gross Amount	Accumulated Amortization	Net Amount
Intangible Assets			
As of January 1, 2013			
Favorable leases	$ 2,051	$ (2,015)	$ 36
Trademarks	608	—	608
Franchise agreements and customer lists	1,100	(364)	736
Reacquired franchise rights	325	(293)	32
Total	$ 4,084	$ (2,672)	$ 1,412

As of January 3, 2012	Gross Amount	Accumulated Amortization	Net Amount
Trademarks	$ 410	$ —	$ 410
Favorable leases	2,051	(1,901)	150
Franchise agreements	828	(315)	513
Reacquired franchise rights	325	(268)	57
Total	$ 3,614	$ (2,484)	$ 1,130

Intangible assets are amortized over their expected useful lives. Amortization expense for intangible assets for fiscal 2012, fiscal 2011 and fiscal 2010 was $0.2 million, $0.3 million and $1.1 million, respectively. Expected annual amortization expense for intangible assets recorded as of January 1, 2013 is as follows (in thousands):

Fiscal Year	Amortization Expense
2013	103
2014	72
2015	67
2016	63
2017	60
Thereafter	137

Trademarks are not subject to amortization and the Company determines if a test of impairment is needed annually during the fourth quarter or more frequently if events or changes in circumstances indicate that the asset might be impaired. There was no impairment charge for trademarks in fiscal 2012. As of January 1, 2013 and January 3, 2012, the Company had trademarks of approximately $0.6 million and $0.4 million, respectively .

6. OTHER LONG-TERM ASSETS

As of January 1, 2013 and January 3, 2012, other long-term assets consisted of the following (in thousands):

	January 1, 2013	January 3, 2012
Investment in JJC Hawaii, LLC	$ —	$ 472
Deposits and other	846	860
Total	$ 846	$ 1,332

The Company sold its investment in JJC Hawaii, LLC during the fourth quarter of the fiscal year. The Company owned a 5.0% interest in JJC Hawaii, LLC and accounted for its investment under the equity method. The gain on sale of the investment was $0.5 million and is recorded in Other operating, net, in the statements of operations. The equity in earnings recognized by the Company for JJC Hawaii, LLC was $109,000, $54,000 and $61,000 for fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

As of January 1, 2013, the Company had a 15% investment in JJC Washington I, LLC, a joint venture with its franchisee in the Washington, D.C. area, and accounts for its investment under the equity method.

7. IMPAIRMENT, STORE LEASE TERMINATION AND CLOSURE COSTS

Long-lived asset impairment

Impairment charges include the write-down of long-lived assets at stores that were assessed for impairment because of management's intention to close the store or because of changes in circumstances that indicate the carrying value of an asset may not be recoverable. The Company recorded impairment charges of $0.7 million, $1.3 million and $2.8 million for fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

Store lease termination and closure costs

During fiscal 2012, fiscal 2011 and fiscal 2010, the Company incurred $0.4 million, $0.7 million and $4.3 million, respectively, in charges related to asset write-offs for lease termination of future obligations related to closed store locations. Discounted liabilities for future lease costs and the fair value of related subleases of closed locations are recorded when the stores are closed. These amounts are subject to adjustments as liabilities are settled. In assessing the discounted liabilities for future costs of obligations related to closed stores, the Company made assumptions regarding amounts of future subleases. If these assumptions or their related estimates change in the future, the Company may be required to record additional exit costs or reduce exit costs previously recorded. Exit costs recorded for each of the periods presented include the effect of such changes in estimates. Severance payments were made during fiscal 2010. Lease obligations are payable through 2023, less sublease amounts. The following is a reconciliation of the lease termination and store closure accrual and is included on the balance sheet in Other current liabilities and Other long-term liabilities (in thousands):

Balance as of December 28, 2010	$	3,018
Provision for noncancelable lease payments of closed stores		154
Payments on lease liability		(2,834)
Adjustments		235
Balance as of January 3, 2012	$	573
Provision for noncancelable lease payments of closed stores		130
Payments on lease liability		(527)
Adjustments		76
Balance as of January 1, 2013	$	252

Gain/loss on Disposal of Other Assets—The Company recognized a loss on disposal of fixed assets of $0.6 million, $2.1 million and $0.3 million in fiscal 2012, fiscal 2011 and fiscal 2010, respectively. The loss on disposal in fiscal 2011 includes a net loss of $0.3 million on sale of fixed assets of refranchised stores pursuant to our refranchising initiative which ended in April 2011. The loss on disposal in fiscal 2010 is net of a $1.5 million gain on refranchising of Company Stores.

8. DEFERRED RENT AND OTHER LONG-TERM LIABILITIES

As of January 1, 2013 and January 3, 2012, other long-term liabilities consisted of the following (in thousands):

	January 1, 2013	January 3, 2012
Deferred rent	$ 5,610	$ 6,155
Deferred revenue	2,292	3,078
Construction allowance	2,382	2,974
Contingent consideration	894	—
Other liabilities	702	872
Total other long-term liabilities	$ 11,880	$ 13,079

9. LEASE COMMITMENTS

The Company leases its office, retail stores, and some equipment under operating leases, with terms expiring through 2023. Most store leases have an initial term of 10 years, with renewal options of up to 10 years and provide for payment of common area operating expenses and real estate taxes. Rental expense, net of sublease income was $23.5 million in fiscal 2012, $24.8 million in fiscal 2011 and $28.5 million in fiscal 2010, respectively, and is recorded in occupancy costs and general and administrative expenses in the statements of operations. Contingent rent included in occupancy costs in the statements of operations was $0.4 million, $0.4 million and $0.4 million in fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

The aggregate future minimum noncancelable lease payments as of January 1, 2013, were as follows (in thousands):

Fiscal Year Ending:		
2013	$	23,660
2014		21,213
2015		16,229
2016		11,779
2017		7,406
Thereafter		10,576
Total minimum lease commitments	$	90,863

The Company has subleases related to certain of its operating leases. The Company recognized sublease income of $8.4 million in fiscal 2012, $8.0 million in fiscal 2011 and $2.4 million in fiscal 2010, respectively. Future minimum lease payments under operating leases of $90.9 million have been reduced by future minimum sublease rental income of $24.2 million.

10. CREDIT AGREEMENT

On February 14, 2012, the Company entered into a Credit Agreement with Wells Fargo Bank, National Association (the "Lender") which, as amended on November 1, 2012 (as amended, the "Credit Agreement"), provides us with a revolving line of credit of up to $10.0 million. The outstanding balance under the amended credit facility bears interest at a LIBOR Market Index Rate based upon the rate for one month U.S. dollar deposits, plus 3.00% per annum. Under the terms of the Credit Agreement, the Company is required to maintain minimum levels of trailing annual consolidated EBITDA and liquidity and is subject to limits on annual capital expenditures. The Credit Agreement terminates January 31, 2014 or may be terminated earlier by the Company or by the Lender. This credit facility is subject to customary affirmative and negative covenants for credit facilities of this type, including limitations on the Company with respect to liens, indebtedness, guaranties, investments, distributions, mergers and acquisitions and dispositions of assets. The credit facility is evidenced by a revolving note made by Company in favor of the Lender, is guaranteed by the Company and is secured by substantially all of its assets including the assets of its subsidiaries and a pledge of stock of its subsidiaries. In addition, the Credit Agreement replaced restricted cash requirements established in prior periods, as the line of credit also collateralizes our outstanding letters of credit of $1.1 million.

During fiscal 2012, there were no borrowings under the Credit Agreement. To acquire the credit facility, the Company incurred upfront fees which are being amortized over the term of the credit agreement. As of January 1, 2013, the unamortized commitment fee amount was less than $0.1 million and is recorded in prepaid expenses and other current assets on the balance sheet. As of January 1, 2013, the Company was in compliance with all related covenants and the unused borrowing capacity under the agreement was $8.9 million.

11. REDEEMABLE PREFERRED STOCK

A summary of redeemable preferred stock activity for fiscal years 2012 and 2011 is presented below (dollars in thousands, except share amounts):

	Redeemable preferred stock		
	Shares		**Amount**
Balance as of December 28, 2010	197,485		20,554
Conversion of redeemable preferred stock	(29,096)		(3,346)
Accretion of redeemable preferred stock	—		672
Balance as of January 3, 2012	168,389	$	17,880
Conversion of redeemable preferred stock	(95,500)		(10,982)
Accretion of redeemable preferred stock	—		1,018
Balance as of January 1, 2013	72,889	$	7,916

On June 16, 2009, the Company issued (i) 170,000 shares of its Series B-1 Convertible Preferred Stock, par value $0.001, (the "Series B-1 Preferred") to affiliates of Mistral Equity Partners at a price of $115 per share, for an aggregate purchase price of approximately $19.6 million, and (ii) 134,348 shares of its Series B-2 Convertible Preferred Stock, par value $0.001, (the "Series B-2 Preferred") to CanBa Investments, LLC at a price of $115 per share, for an aggregate purchase price of approximately $15.4 million. The issuance of shares of the Series B-1 and B-2 Preferred Stock (together the "Series B Preferred Stock" or "Preferred Stock") for $35 million, less approximately $3.1 million in total transaction costs, which included $2.2 million in transaction fees and $885,000 paid to investors, was completed through a private placement to the purchasers as accredited investors and pursuant to the exemptions from the registration requirements of the Securities Act. The shares of Preferred Stock and the shares of the Company's Common Stock issuable upon conversion of the Preferred Stock to be issued to the purchasers includes legends restricting transfer other than pursuant to an effective registration statement under the Securities Act or in accordance with an exemption from registration. The holders of the Series B Preferred Stock have the right to require the Company to redeem all or a portion of the shares of the Series B Stock on or after seven years from the date of issuance of the Preferred Stock.

The shares of Preferred Stock are convertible at the election of the holders, at any time, into shares of Common Stock at an initial conversion price of $1.15 per share. The conversion price for the Preferred Stock is subject to customary anti-dilution adjustments for stock splits, dividends or certain other equity restructurings. After a two year period from the original date of issuance, the Company will have the right to require that the shares of Preferred Stock be converted into shares of Common Stock if (i) the Common Stock trading volume averages 150,000 shares per trading day over a 30 trading day period and (ii) the daily volume weighted average price per share of the Common Stock exceeds the product of 2.5 times the then-applicable conversion price for any 20 of the preceding 30 trading days at any time these conditions continue to be satisfied and for a period of 10 trading days thereafter. Upon exercise of this right, the Preferred Stock will be converted at the then-applicable conversion rate and the Company will be obligated to pay any then-existing dividend arrearages in cash.

The Preferred Stock has an 8% dividend, payable quarterly in cash, which accrues irrespective of whether dividends are actually declared or paid. The dividend rate shall increase to 10% in the event the Common Stock is not listed for trading on any of the New York Stock Exchange or the NASDAQ Global Market or if the Company fails to declare and pay, in full and in cash, dividends on shares of the Preferred Stock for three consecutive quarters until such time as the dividends are paid in full and in cash. After seven years from the date the shares of Preferred Stock are originally issued, the holders of such shares will have the right to require the Company to redeem their shares of Preferred Stock, in whole or in part, at a price per share equal to the original sale price per share plus any unpaid but accrued dividends. The Company has also granted the purchasers of the shares of Preferred Stock certain pre-emptive rights with respect to the sale and issuance by the Company of equity securities, as delineated in the Purchase Agreement. If the Company fails to declare and pay, in full and in cash, dividends on shares of the Preferred Stock for three consecutive quarters, the size of the board of directors of the Company ("Board") shall be increased by one member and the holders of the Preferred Stock, voting together as a single class, shall be entitled to elect one additional member to the Board until such time as the dividends are paid in full and in cash.

The holders of the shares of Preferred Stock have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders' shares of Preferred Stock at the then-applicable conversion price. The holders of the shares of Preferred Stock will also receive customary protective provisions under the Certificate of Designation and additional protections under the Purchase Agreement (including the requirement that the consent of a majority of the holders of the shares of Common Stock issuable upon conversion of the Preferred Stock must be obtained prior to the Company incurring in excess of $10 million in indebtedness).

The holders of the shares of the Series B-1 Preferred, voting as a separate class, elected two members to the Board at the 2012 Annual Meeting of Stockholders. As of January 18, 2013, there are no shares of Series B-1 Preferred outstanding and per the terms of the Securities Purchase Agreement, the holders of the Series B-1 Preferred are no longer allowed to elect any members to the Board.

The holders of the shares of the Series B-2 Preferred, voting as a separate class, elected one member to the Board at the 2012 Annual Meeting of Stockholders. The Series B-2 Preferred holders are allowed to hold one seat on the Board so long as more than 25% of the number of shares of Series B-2 Preferred originally issued is outstanding. The ability to elect any members to the Board by the holders of the shares of Series B-2 Preferred will cease once the number of outstanding shares of Series B-2 Preferred is less than 25% of the number of shares of Series B-2 Preferred originally issued. As of January 1, 2013, the holders of Series B-2 Preferred held approximately 40% of the number of shares of Series B-2 Preferred originally issued.

In the event of the liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary, the holders of shares of the Series B Preferred Stock then outstanding will be entitled to receive, out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of shares of Common Stock or any other junior stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series B original issue price of $115 per share plus any applicable accrued dividends or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into Common Stock immediately prior to the liquidation.

The Series B Preferred Stock is classified as temporary stockholders' equity, since the shares are (i) redeemable at the option of the holder in the future after satisfaction of the requisite holding period and (ii) have conditions for redemption which are not solely within the control of the Company. Total transaction costs of $3.1 million, which is comprised of $2.2 million in transaction fees and $885,000 paid to investors is recorded as a reduction in proceeds received by the Company. The $885,000 paid to investors, is also recorded as a beneficial conversion feature. These items will be accreted to the redemption amount over seven years. The proceeds from the issuance of Series B Preferred Stock were used to repay in full the outstanding debt resulting from the Company's Senior Notes and for working capital.

During fiscal 2012, holders of 93,500 shares of outstanding Series B-1 Preferred Stock and 2,000 shares of outstanding Series B-2 Preferred Stock converted such stock into an aggregate of 9,550,000 shares of common stock at the conversion price of $1.15 per share.

During fiscal 2012, fiscal 2011 and fiscal 2010, the Company paid cash dividends on the Series B Preferred Stock totaling $1.3 million, $1.6 million and $2.3 million, respectively. Accretion related to the Series B Preferred Stock for the fiscal years ended January 1, 2013, January 3, 2012 and December 28, 2010 was $1.0 million, $0.7 million and $1.8 million, respectively, including the acceleration of accretion on converted shares. Unamortized accretion as of January 1, 2013 was $0.5 million.

During fiscal 2011, holders converted 18,400 shares of outstanding Series B-1 Preferred Stock and 10,696 shares of outstanding Series B-2 Preferred Stock to an aggregate 2,909,600 shares of common stock at the initial conversion price of $1.15 per share.

In June 2009, the Company granted a warrant to purchase common stock to Northpoint Advisors, LLC by the Company for professional services provided. The number of shares purchasable upon exercise of the warrant was 760,870 at an exercise price of $1.15 per share. The fair value of the warrant on June 16, 2009 was estimated at $0.2 million, was recorded as a reduction in proceeds received by the Company and was accreted to the redemption amount. The warrant was net exercised during fiscal 2012 for 292,002 shares of common stock.

During the first two months of fiscal 2013, holders converted 19,649 shares of outstanding Series B-1 Preferred Stock and 12,131 shares of outstanding Series B-2 Preferred Stock to an aggregate 3,178,000 shares of common stock at the initial conversion price of $1.15 per share.

12. SHARE-BASED COMPENSATION

Stock Options—The Company maintains four share-based compensation plans (collectively, the "Plans"). The Company's Amended and Restated 2006 Employee, Director and Consultant Stock Plan, as amended (the "2006 Plan") was approved by the Company's stockholders on November 28, 2006, and provides for the granting of up to eight million shares of common stock in the form of nonqualified and incentive stock options, stock grants or other share-based awards to employees, nonemployee directors and consultants. The amendment and restatement of the 2006 Plan was approved by stockholders on May 20, 2010. In connection with the merger of Jamba, Inc. with Jamba Juice Company on November 28, 2006, the Company assumed the outstanding options under the Jamba Juice Company 1994 Stock Incentive Plan (the "1994 Plan") and the Jamba Juice Company 2001 Equity Incentive Plan (the "2001 Plan"), both of which provided for the granting of nonqualified and incentive stock options to employees, nonemployee directors and consultants. No additional grants are available under the 2001 Plan and the 1994 Plan. The 2010 Employee Stock Purchase Plan was approved by the Company's stockholders on May 20, 2010 and provides an investment benefit to employees. This Plan did not have a significant impact on the financial statements.

As of January 1, 2013, there remained 926,666 shares available for grant under the Company's 2006 Plan. Options granted under the 2006 Plan have an exercise price equal to the closing price of the Company's common stock on the grant date. Options under the 2001 Plan and 1994 Plan were granted at an exercise price equal to or greater than the fair market value of the common stock at the date of the grant, are exercisable for up to 10 years, and vest annually over a four year period. Options outstanding under the 1994 Plan and the 2001 Plan became fully vested in 2010.

In December 2008, the Company granted an aggregate of 1,500,000 shares of stock options to its new President and Chief Executive Officer, resulting in an increase in the number of shares issued under stock option awards outstanding. This award was granted as an inducement grant outside of the Company's existing equity plans and has a three-year vesting period.

The fair value of options granted was estimated at the date of grant using a Black-Scholes option-pricing model. Option valuation models, including Black-Scholes, require the input of highly subjective assumptions. The Black-Scholes option-pricing model was developed for use in estimating fair value of traded options, which do not have vesting restrictions and are transferable. The Company's employee stock options have different characteristics from those of traded options, and changes in the subjective assumptions used can materially affect the grant date fair value of a stock option award.

These assumptions include the risk-free interest rate, the expected life of the award, expected volatility and expected dividend yield. The risk-free interest rate is based on the zero coupon U.S. Treasury rates appropriate for the expected term of the award. For expected life of the award, the Company applies the guidance provided by the SEC Staff Accounting Bulletin No. 110. Expected volatility is based on historic daily stock price observations of the Company's common stock since its inception. Expected dividends are zero based on history of not paying cash dividends on the Company's common stock and its intention not to make dividend payments in the future. The Company makes assumptions for the number of awards that will ultimately not vest ("forfeitures") in determining the share-based compensation expense for these awards. The Company uses historical data to estimate expected employee behaviors related to option exercises and forfeitures.

The fair value of stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Fiscal Year Ended January 1, 2013	Fiscal Year Ended January 3, 2012	Fiscal Year Ended December 28, 2010
Weighted-average risk-free interest rate	0.83%	1.15%	1.59%
Expected life of options (years)	6.25	6.25	6.24
Expected stock volatility	68.7%	63.4%	65.9%
Expected dividend yield	0%	0%	0%

A summary of the stock option activities for fiscal years 2011 and 2012 is presented below (shares and dollars in thousands):

	Number of Options	Weighted-Average Exercise Price		Weighted-Average Contractual Term	Aggregate Intrinsic Value	
Options outstanding at December 28, 2010	5,818	$	2.60			
Options granted	1,356		1.80			
Options exercised	(229)		1.14			
Options canceled	(767)		4.41			
Options outstanding at January 3, 2012	6,178	$	2.25			
Options granted	232		2.11			
Options exercised	(37)		1.46			
Options canceled	(125)		3.10			
Options outstanding at January 1, 2013	6,248	$	2.23	6.53	$	4,507
Options vested or expected to vest at January 1, 2013	6,092	$	2.24	6.48	$	4,449
Options exercisable at January 1, 2013	4,759	$	2.33	5.92	$	4,006

The intrinsic value of stock options is defined as the difference between the current market value and the exercise price, which is equal to the market value at the time of the grant. Information regarding options outstanding and exercisable at January 1, 2013 is as follows:

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$0.36 - $0.58	125,000	4.21 years	$ 0.42	118,750	$ 0.43
$0.60 - $0.60	1,500,000	5.92 years	0.60	1,500,000	0.60
$1.03 - $1.08	115,000	6.45 years	1.07	101,250	1.07
$1.31 - $1.31	916,615	5.17 years	1.31	916,615	1.31
$1.61 - $1.61	723,750	8.77 years	1.61	185,069	1.61
$1.79 - $1.80	739,234	7.31 years	1.79	523,609	1.79
$1.94 - $2.21	332,000	8.99 years	2.13	53,625	2.21
$2.22 - $2.22	630,575	7.67 years	2.22	327,215	2.22
$2.27 - $4.48	637,865	6.89 years	2.83	504,115	2.98
$5.09 - $11.77	528,378	3.73 years	9.93	528,378	9.93
	6,248,417		$ 2.23	4,758,626	$ 2.33

The weighted-average fair value of options granted in fiscal 2012 and fiscal 2011 was $1.31 and $1.06, respectively. At January 1, 2013, stock options vested or expected to vest over the next three years totaled 6,092. The remaining expense to amortize is approximately $2.0 million at January 1, 2013.

Share-based compensation expense was $2.1 million, $1.3 million, and $1.1 million for fiscal 2012, fiscal 2011 and fiscal 2010, respectively, and is included in general and administrative expenses in the consolidated statements of operations. No income tax benefit was recorded in fiscal 2012, 2011 and 2010.

Restricted Stock—During the fiscal year ended December 29, 2009, the Company issued restricted stock units ("RSUs") as permitted under the 2006 Plan. RSUs are charged against the 2006 Plan share reserve on the basis of one share for each unit granted. The fair value of RSUs is determined based on the Company's closing stock price on the date of grant. These RSUs were fully vested in fiscal 2012. Share-based compensation expense was recognized ratably over the three-year vesting period for RSUs. As of January 1, 2013, there is no remaining expense to amortize.

On August 6, 2012, the Company granted 532,500 RSUs to participants in its 2012 Management Incentive Plan at grant date fair value of $2.54. These RSUs will vest over three years. Share-based compensation expense will be recognized ratably over the vesting periods. The aggregate grant date fair value of the RSUs granted during the year was $1.4 million. The aggregate intrinsic value of RSUs outstanding as of January 1, 2013, was $1.3 million.

In addition, on August 6, 2012, 352,500 performance stock units ("PSUs"), which are RSUs with performance requirements, were granted to plan participants at the levels of Vice President and above. Half of the PSUs granted will vest on August 22, 2013, if the Company achieves predetermined EBITDA targets for the second half of 2012 fiscal year. The remaining half will vest on August 22, 2013, if the Company achieves predetermined EBITDA targets for the first half of fiscal 2013. The aggregate grant date fair value of the PSUs granted during the year was $0.9 million, and the aggregate intrinsic value of those PSUs outstanding as of January 1, 2013, was $0.8 million. During fiscal 2012, the Company recorded compensation expense of $0.1 million relating to half of the PSUs. The Company has not met the criteria for recording compensation expense related to the other half of the PSUs as of January 1, 2013.

Information regarding activity for outstanding RSUs granted under the 2006 Plan is as follows (shares in thousands):

	Number of shares of RSUs	Weighted-Average Grant Date Fair Value (per share)
RSUs outstanding as of December 28, 2010	110	$ 1.79
RSUs granted	—	—
RSUs forfeited (canceled)	(14)	1.79
RSUs vested	(48)	1.79
RSUs outstanding as of January 3, 2012	48	$ 1.79
RSUs granted	910	2.42
RSUs forfeited (canceled)	(16)	2.54
RSUs vested	(48)	1.79
RSUs outstanding as of January 1, 2013	894	$ 2.42

13. INCOME TAXES

The components of the income tax (expense) benefit are as follows (in thousands):

	January 1, 2013	January 3, 2012	December 28, 2010
Current:			
Federal	$ (81)	$ —	$ 919
State	(10)	(36)	46
Foreign	(64)	(8)	(165)
	$ (155)	$ (44)	$ 800
Deferred:			
Federal	$ —	$ 300	$ (890)
State	—	84	(68)
Foreign	—	—	—
	$ —	$ 384	$ (959)
Income tax (expense) benefit	$ (155)	$ 340	$ (159)

The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:

	January 1, 2013	January 3, 2012	December 28, 2010
Statutory federal rate	34.0%	(34.0)%	(34.0)%
State income taxes less federal benefit	6.1	(5.7)	(5.5)
Foreign income taxes	9.2	0.1	1.0
Change in valuation allowance	(36.1)	46.3	36.5
Meals	9.0	0.0	(0.0)
Stock options	(1.0)	0.5	1.8
Write-off of goodwill	(0.7)	(5.4)	0.0
Changes of liability related to uncertain tax positions	(0.0)	(4.5)	0.4
Alternative minimum taxes	22.3	0.0	0.0
Expired tax attribute carryforwards	8.7	0.0	0.0
Tax credits generated	(14.3)	(1.7)	0.0
Other	(3.3)	0.5	0.8
	33.9%	(3.9)%	1.0%

Deferred income taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. The temporary differences give rise to either a deferred tax asset or liability in the financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification (i.e., current or noncurrent) of the asset or liability in the financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liability are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes. The deferred tax assets (liabilities) consisted of the following temporary differences as of January 1, 2013 and January 3, 2012 (in thousands):

	January 1, 2013	January 3, 2012
Reserves and accruals	$ 8,107	$ 8,248
Total current deferred tax asset	8,107	8,248
Net operating losses	47,848	48,425
Deferred rent	2,261	2,444
Tax credit attributes	1,589	1,523
Basis difference in intangibles	4,670	5,213
Share-based compensation	1,626	1,059
Basis difference in fixed assets	13,414	12,588
Basis difference in investments	14	(153)
Reserves and accruals	15	70
Total non-current deferred tax asset	71,437	71,169
Valuation allowance	(79,544)	(79,417)
Total net deferred tax asset	$ —	$ —

Realization of the future tax benefits is dependent on the Company's ability to generate sufficient taxable income within the carryforward period. A valuation allowance is provided for deferred tax assets when it is "more likely than not" that some portion of the deferred tax asset will not be realized. Because of the Company's recent history of operating losses, management believes the recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance. A valuation allowance has been recorded for the net deferred tax assets at January 1, 2013, which increases the valuation allowance by $0.1 million for the fiscal year ended January 1, 2013.

At January 1, 2013, the Company has federal and state net operating loss carryovers of $112.5 million and $128.9 million, respectively, which, if not used earlier, will expire between 2017 and 2031. In addition, the Company also has tax credit carryforwards for federal and state purposes of $1.1 million and $0.7 million, respectively. Of the federal tax credit carryforwards, approximately $233,000 will expire in 2031 if unused before that year. The remaining federal tax credits and the state tax credits do not expire.

The Company underwent an "ownership change" as defined in section 382 of the Internal Revenue Code during the second quarter of our 2009 fiscal year, as a result of our issuance of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock and other prior trading in our stock.

The amount of our taxable income for tax years ending after our ownership change which may be offset by net operating loss carryovers ("NOL") and tax credits from pre-change years will be subject to an annual limitation, known as a section 382 limitation. As of January 1, 2013, the amount of pre-change federal NOL is $52.0 million and the pre-change state NOL is $69.1 million, the post-change federal NOL is $60.5 million and the post-change state NOL is $59.8million (before considering the annual 382 limitation and any built-in losses).

The Company has determined the annual section 382 limitation to be approximately $3.4 million. To the extent that the section 382 limitation exceeds the amount of taxable income offset by the net operating loss carryforwards from the pre-change years, the excess may increase the future section 382 limitation. The NOL from the post-change years are generally not subject to the section 382 limitation. However, due to the existence of a net unrealized built-in loss at the ownership change date, section 382 further limits the Company's ability to fully utilize the tax deductions associated with certain of its assets, including depreciation and amortization deductions recognized during the 5 post-change years ending in 2014. Although these deductions will occur in the post-change period, section 382 treats the deductions as pre-change losses subject to the annual 382 limitation. The net unrealized built-in loss associated with these assets at the ownership change date was approximately $11.4 million. The entire unrealized built-in losses are expected to be fully realized in the 5 post-change years ending in 2014 and, therefore, to be treated as pre-change losses. As a result, the amount of state NOL that is expected to expire unused due to the section 382 limitation is approximately $2.0 million. No federal NOL is expected to expire unused due to the section 382 limitation.

As a result of certain realization requirements of Accounting Standards Codification Topic 718, the table of deferred tax assets and liabilities shown above does not include certain deferred tax assets as of January 1, 2013 and January 3, 2012 that arose directly from tax deductions related to equity compensation in excess of compensation recognized for financial reporting. The deferred tax assets include primarily net operating loss carryforwards. Equity will be increased by $0.3 million if and when such deferred tax assets are ultimately recognized. The Company uses tax law ordering when determining when excess tax benefits have been realized.

Changes in the Company's unrecognized tax benefits are as follows (in thousands):

	Fiscal Year Ended January 1, 2013	Fiscal Year Ended January 3, 2012
Beginning balance	$ 176	$ 693
Increases attributable to tax positions taken during prior periods	9	—
Decreases resulting from lapse of applicable statutes of limitations	—	517
Ending balance	$ 185	$ 176

As of January 1, 2013, the entire unrecognized tax benefits reduce the deferred tax asset of the net operating loss carryforwards. If recognized, none of the unrecognized tax benefits would impact the Company's effective tax rate. As of January 1, 2013, it is reasonably possible that the unrecognized tax benefits will not significantly increase or decrease in the next twelve months.

The Company is subject to taxation in the United States and various state and local jurisdictions. As of January 1, 2013, the Company is subject to U.S. federal income tax examinations for the tax years ended December 29, 2009 through January 3, 2012. With few exceptions, as of January 1, 2013, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for the tax years ended before December 29, 2009.

14. FAIR VALUE MEASUREMENT

Financial Assets and Liabilities

The Company measures its cash equivalents at fair value. There is no difference between the fair value and cost of the Company's cash equivalents. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1: Quoted prices are available in active markets for identical assets or liabilities.

Level 2: Inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable.

Level 3: Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions that market participants would use in pricing.

The following table presents financial assets that were accounted for at fair value on a recurring basis as of January 1, 2013 and January 3, 2012 by level within the fair value hierarchy (in thousands):

	Level 1	Level 2	Level 3
January 1, 2013			
Liabilities:			
Contingent consideration (1)	—	—	1,304
January 3, 2012			
Assets:			
Cash invested in money market fund (2)	$ 1,352	$ —	$ —

(1) $0.9 million included in deferred rent and other long-term liabilities and $0.4 million included in other current liabilities on the consolidated balance sheet at January 1, 2013

(2) $1.4 million included in restricted cash on the consolidated balance sheet at January 3, 2012.

For assets that are measured using quoted prices in active markets, fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs. The Company had no cash invested in money market funds as of January 1, 2013 and $1.4 million as of January 3, 2012.

Contingent consideration was initially recorded at $1.4 million in January 2012. As of January 1, 2013, the fair value was $1.3 million, resulting in a gain of $0.1 million. The gain is recorded in other operating, net on the consolidated statement of operations.

Non-financial Assets and Liabilities

The Company's non-financial assets and liabilities primarily consist of long-lived assets, trademarks and other intangibles, and are reported at carrying value. They are not required to be measured at fair value on a recurring basis. The Company evaluates long-lived assets for impairment when facts and circumstances indicate that their carrying values may not be recoverable. Trademarks and other intangibles are evaluated for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The following table presents the Company's assets that were accounted for at fair value on a non-recurring basis as of January 1, 2013 and January 3, 2012. Total losses include losses recognized from all non-recurring fair value measurements for fiscal 2012 and fiscal 2011. (In thousands):

	Level 1	Level 2	Level 3
January 1, 2013			
Assets:			
Long-lived assets (1)	—	—	$ 400
Total losses recognized for all non-recurring fair value measures for the fiscal year ended January 1, 2013	—	—	711
January 3, 2012			
Assets:			
Long-lived assets (1)	—	—	$ 136
Total losses recognized for all non-recurring fair value measures for the fiscal year ended January 3, 2012	—	—	1,291

(1) Included in property, fixtures and equipment, net on the consolidated balance sheet.

The Company classified the fair value of long-lived assets as level 3 because the value is based on unobservable inputs. The significant inputs to the fair value measurement of the long-lived assets are projected future operating results at the store level and the discount rates applied to calculate the present value of these assets. The fair value of the contingent consideration is classified as level 3 because it is based on unobservable inputs. Significant inputs and assumptions are management's estimate of operating profits from the related business and the discount rate used to calculate the present value of the liability. Significant changes in any level 3 input or assumption would result in increases or decreases to fair value measurements for future impairment of the long-lived assets and for contingent consideration.

15. EMPLOYEE BENEFIT PLAN

The Company maintains a voluntary defined contribution plan covering all eligible employees. Eligible employees may elect to defer and contribute a percentage of their compensation to the plan, not to exceed the dollar amount set by law. During fiscal 2012, fiscal 2011 and fiscal 2010, respectively, the Company matched employees' contributions on a discretionary basis, resulting in a contribution of $0.1 million, $0.1 million and $0.1 million.

16. OTHER COMMITMENTS AND CONTINGENCIES

Litigation Related—The Company records a liability for litigation claims and contingencies when payment is probable and the amount of loss can be reasonably estimated.

The Company is a defendant in other litigation arising in the normal course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company's management, based upon the information available at this time, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the results of operations, liquidity or financial condition of the Company.

Other —The Company has purchase obligations with certain suppliers for certain fruits and dairy for various terms typically ranging from one year to five years. The Company has one contract with a supplier for a 15 year term that ends in 2024. These contracts are commitments to purchase a minimum level of fruit and other items used in the production of the Company's products totaling $78.2 million.

17. RELATED-PARTY TRANSACTIONS

The Company paid $0.2 million, $0.4 million and $0.2 million in fiscal 2012, fiscal 2011 and fiscal 2010, respectively, to Mistral Capital Management, LLC for monitoring fees pursuant to the securities purchase agreement for the sale of its Series B Preferred Stock. Mistral Capital Management, LLC serves as an investment manager to certain funds who hold shares of the Company's Series B Preferred Stock.

18. UNAUDITED QUARTERLY INFORMATION

(Dollars in thousands, except share and per share amounts)	Thirteen Weeks Ended April 3, 2012	Thirteen Weeks Ended July 3, 2012	Thirteen Weeks Ended October 2, 2012	Thirteen Weeks Ended January 1, 2013
Revenue:				
Company stores	$ 50,025	$ 62,530	$ 61,795	$ 40,775
Franchise and other revenue	3,022	3,514	3,687	3,441
Total revenue	53,047	66,044	65,482	44,216
Costs and operating expenses (income):				
Cost of sales	11,611	13,975	14,918	9,711
Labor	15,408	17,148	16,457	14,073
Occupancy	7,418	7,326	7,353	7,376
Store operating	7,875	8,955	9,328	7,454
Depreciation and amortization	2,922	2,813	2,793	2,534
General and administrative	8,639	10,823	9,663	11,646
Impairment of long-lived assets	386	175	75	75
Other operating, net	433	(200)	347	(1,334)
Total costs and operating expenses	54,692	61,015	60,934	51,535
(Loss) income from operations	(1,645)	5,029	4,548	(7,319)
Other income (expense):				
Interest income	20	20	21	—
Interest expense	(117)	22	(52)	(70)
Total other (expense) income, net	(97)	42	(31)	(70)
(Loss) income before income taxes	(1,742)	5,071	4,517	(7,389)
Income tax benefit (expense)	232	(453)	(413)	479
Net (loss) income	(1,510)	4,618	4,104	(6,910)
Redeemable preferred stock dividends and deemed dividends	(481)	(472)	(1,123)	(105)
Net (loss) income attributable to common stockholders	$ (1,991)	$ 4,146	$ 2,981	$ (7,015)
(Loss) earnings per share:				
Basic	$ (0.03)	$ 0.06	$ 0.04	$ (0.09)
Diluted	$ (0.03)	$ 0.05	$ 0.04	$ (0.09)

During the third quarter of fiscal 2012, holders of 93,500 shares of outstanding Series B-1 Preferred Stock and 2,000 shares of outstanding Series B-2 Preferred Stock converted such stock into an aggregate of 9,550,000 shares of common stock. As a result, related accretion or deemed dividends of $0.7 million was accelerated and recognized in the quarter.

As of January 1, 2013, there remain 72,889 shares of Series B Preferred Stock issued and outstanding.

The sum of earnings (loss) per share for all four quarters may not equal the loss per share of the fiscal year due to rounding.

In accordance with its refranchising initiative, during fiscal 2011 the Company sold 42 stores during the first quarter.

	Fiscal Year 2011			
(Dollars in thousands, except share and per share amounts)	Sixteen Weeks Ended April 19, 2011	Twelve Weeks Ended July 12, 2011	Twelve Weeks Ended October 4, 2011	Thirteen Weeks Ended January 3, 2012
Revenue:				
Company stores	$ 63,203	$ 55,969	$ 54,102	$ 41,563
Franchise and other revenue	2,972	2,886	2,976	2,763
Total revenue	66,175	58,855	57,078	44,326
Costs and operating expenses (income):				
Cost of sales	15,213	12,807	11,808	9,675
Labor	21,964	16,610	14,565	14,729
Occupancy	10,180	6,725	6,802	7,385
Store operating	9,521	7,668	8,539	7,119
Depreciation and amortization	3,956	2,860	2,805	2,842
General and administrative	10,445	8,038	7,398	11,917
Impairment of long-lived assets	576	326	312	77
Other operating, net	647	(68)	924	393
Total costs and operating expenses	72,502	54,966	53,153	54,137
(Loss) income from operations	(6,327)	3,889	3,925	(9,811)
Other income (expense):				
Interest income	—	27	99	33
Interest expense	(233)	(106)	(117)	(17)
Total other (expense) income, net	(233)	(79)	(18)	16
(Loss) income before income taxes	(6,560)	3,810	3,907	(9,795)
Income tax benefit (expense)	40	123	217	(40)
Net (loss) income	(6,520)	3,933	4,124	(9,835)
Redeemable preferred stock dividends and deemed dividends	(827)	(538)	(489)	(477)
Net (loss) income attributable to common stockholders	$ (7,347)	$ 3,395	$ 3,635	$ (10,312)
(Loss) earnings per share:				
Basic	$ (0.11)	$ 0.05	$ 0.05	$ (0.15)
Diluted	$ (0.11)	$ 0.05	$ 0.05	$ (0.15)

During the fourth quarter of fiscal 2011, revenue included \$3.6 million for the 53rd week in the fiscal year. As a result of accomplishing and accelerating its strategic objectives, the Company recorded approximately \$2.4 million for employee performance compensation in G&A expense. In addition, G&A expense includes \$0.5 million relating to the 53rd week in fiscal 2011. Other operating, net included an adjustment of \$0.6 million to reverse breakage recorded in prior years.

19. SUBSEQUENT EVENT

On March 5, 2013, the Company entered into a master franchise development agreement with Casa Operadora de Franquicias MAV S.A.P.I de C.V ("MAV"), to develop 80 Jamba Juice stores® in Mexico over the next ten years. The first Jamba Juice store in Mexico is expected to open in late 2013.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as the Company's controls are designed to do, and management necessarily was required to apply its judgment in evaluating the risk related to controls and procedures.

In connection with the preparation of this Annual Report on Form 10-K, as of January 1, 2013, an evaluation was performed under the supervision and with the participation of our management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of January 1, 2013. These conclusions were communicated to the Audit Committee.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management has assessed the effectiveness of our internal control over financial reporting as of January 1, 2013. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in Internal Control—Integrated Framework. Based on this assessment, our CEO and CFO concluded that our internal control over financial reporting was effective as of January 1, 2013 based on the criteria set forth by COSO in Internal Control—Integrated Framework.

Our independent registered public accounting firm, KPMG LLP, has issued an audit report on the effectiveness of our internal control over financial reporting. This report appears below.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

NONE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Jamba, Inc.:

We have audited Jamba, Inc. and subsidiaries (the Company) internal control over financial reporting as of January 1, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Jamba, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Jamba, Inc. and subsidiaries as of January 1, 2013, and January 3, 2012, and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal years ended January 1, 2013, January 3, 2012 and December 28, 2010, and our report dated March 6, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

San Francisco, California
March 6, 2013

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding the Directors of the Company is incorporated herein by reference from the Company's 2013 Proxy Statement to Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2012 fiscal year.

Information regarding the Executive Officers of the Company is contained in Part I of this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated herein by reference from the Company's 2013 Proxy Statement to Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2012 fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except as set forth below, information required by Item 12 is incorporated herein by reference from the Company's 2013 Proxy Statement to Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2012 fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated herein by reference from the Company's 2013 Proxy Statement to Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2012 fiscal year.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is incorporated herein by reference from the Company's 2013 Proxy Statement to Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2012 fiscal year.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Documents filed as part of this report:

(1) List of Financial Statements

The following consolidated financial statements are included herein in Part II, Item 8 of this Annual Report on Form 10-K:

(2) Schedules to Financial Statements:

All financial statement schedules have been omitted because they are either inapplicable or the information required is provided in the Company's Consolidated Financial Statements and Notes thereto or included in Part II, Item 8 of this Annual Report on Form 10-K.

(3) List of Exhibits

Incorporated herein by reference is a list of the Exhibits contained in the Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on the 6 th day of March, 2013.

JAMBA, INC.

By: **/s/ James D. White**
James D. White
Chief Executive Officer and President

POWER OF ATTORNEY

We the undersigned officers and directors of Jamba, Inc., hereby severally constitute and appoint James D. White and Karen L. Luey, or either of them, his attorneys-in-fact, for such person in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorneys-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ James D. White **James D. White**	Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)	March 6, 2013
/s/ Karen L. Luey **Karen L. Luey**	Chief Financial Officer, Chief Administrative Officer, Executive Vice President and Secretary (Principal Financial Officer and Principal Accounting Officer)	March 6, 2013
/s/ Michael A. Depatie **Michael A. Depatie**	Director	March 6, 2013
/s/ Richard L. Federico **Richard L. Federico**	Director	March 6, 2013
/s/ Andrew Heyer **Andrew Heyer**	Director	March 6, 2013
/s/ Lesley H. Howe **Lesley H. Howe**	Director	March 6, 2013
/s/ Marvin Igelman **Marvin Igelman**	Director	March 6, 2013
/s/ David A. Pace **David A. Pace**	Director	March 6, 2013
/s/ Brian Swette **Brian Swette**	Director	March 6, 2013
/s/ Fritzi G. Woods **Fritzi G. Woods**	Director	March 6, 2013

EXHIBIT INDEX[To be updated]

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
3.1	Amended and Restated Certificate of Incorporation of the Company	8-K	001-32552	3.1	December 5, 2006	
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Company	8-K	001-32552	3.2	December 5, 2006	
3.3	Certificate of Designation, Preferences and Rights of the Terms of the Series A Preferred Stock	8-K	001-32552	3.1	October 9, 2008	
3.4	Certificate of Designation of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock	8-K	001-32552	3.1	June 17, 2009	
3.5	Amended and Restated Bylaws of the Company	8-K	001-32552	3.3	August 17, 2010	
4.1	Specimen Common Stock Certificate	S-1	333-122812	4.2	February 14, 2005	
4.2	Rights Agreement, effective as of October 8, 2008 between Jamba, Inc. and Continental Stock Transfer & Trust Company as Rights Agent	8-K	001-32552	4.1	October 9, 2008	
4.3	Amendment No. 1 to Rights Agreement dated June 16, 2009 between Jamba, Inc. and Continental Stock Transfer & Trust Company as Rights Agent	8-K	001-32552	4.3	June 17, 2009	
4.4	Registration Rights Agreement dated June 16, 2009 between Jamba, Inc., the Investors and North Point	8-K	001-32552	4.1	June 17, 2009	
10.1	Form of Indemnity Agreement entered into between the Company and its directors, officers and certain other employees	8-K	001-32552	10.1	December 5, 2006	
10.2	Form of Distribution Agreement by and between Jamba Juice Company and various suppliers	8-K	001-32552	10.4	December 5, 2006	
10.3	Office Lease for the property located at 6475 Christie Avenue, Emeryville, CA 94608, by and between Jamba Juice Company and Bay Center Office, LLC dated July 28, 2006	8-K	001-32552	10.5	December 5, 2006	
10.4	Amended and Restated 1994 Stock Incentive Plan**	8-K	001-32552	10.16	December 5, 2006	

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.5	2001 Equity Incentive Plan**	8-K	001-32552	10.17	December 5, 2006	
10.6	Jamba, Inc. Amended and Restated 2006 Employee, Director and Consultant Stock Plan**	DEF14A	001-32552	Annex A	April 1, 2010	
10.7	Form of Incentive Stock Option Plan under the 2006 Plan**	10-Q	001-32552	10.2	August 17, 2011	
10.8	Form of Non-Qualified Stock Option Agreement under the 2006 Plan**	10-Q	001-32552	10.3	August 17, 2011	
10.9	Form of Restricted Stock Units Agreement under the 2006 Plan**	10-Q	001-32552	10.4	August 17, 2011	
10.10	Jamba, Inc. 2010 Employee Stock Purchase Plan	DEF14A	001-32552	Annex B	April 1, 2010	
10.11	Non-employee Director Compensation Policy, as amended**					X
10.12	Distribution Service Agreement by Systems Services of America and Jamba Juice Company dated as of December 16, 2012*					X
10.13	Form of Executive Employment Agreement entered into between Jamba Juice Company and each of Karen L. Luey, Thibault de Chatellus, Steve Adkins, Greg Schwartz and Susan Shields**	8-K	001-32552	10.1	October 14, 2008	
10.14	Employment Agreement dated November 17, 2008 between Jamba Juice Company and James White**	8-K	001-32552	10.1	November 18, 2008	
10.15	Notice of Grant of Non-Qualified Stock Option and Non-Qualified Stock Option Agreement, Dated December 1, 2008, entered into between Jamba, Inc. and James White**	10-K	001-32552	10.22	March 16, 2009	
10.16	Securities Purchase Agreement dated May 31, 2009 between the Company and the purchasers identified therein (including as exhibits the Form of Certificate of Designation, Form of Registration Rights Agreement and of Amendment No. 1 to Rights Plan)	8-K	001-32552	10.1	June 2, 2009	

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.17	Jamba, Inc. Management Incentive Plan	8-K	001-32552	10.1	December 21, 2010	
10.18	Credit Agreement dated as of February 14, 2012 by and among the Company, Jamba Juice company and Wells Fargo Bank, National Association	10-K	001-32552	10.18	March 9, 2012	
10.19	Amendment to the Credit Agreement dated as of November 1, 2012 by and among the Company, Jamba Juice Company and Wells Fargo Bank, National Association					X
10.20	First Amendment to Office Lease for the property located at 6475 Christie Avenue, Emeryville, CA, 94608, by and between Jamba Juice Company and Bay Center Investor, LLC, dated March 25, 2011	10-Q	001-32552	10.1	August 2, 2012	
10.21	Second Amendment to Office Lease for the property located at 6475 Christie Avenue, Emeryville, CA, 94608, by and between Jamba Juice Company and Bay Center Investor, LLC, dated May 31, 2012	10-Q	001-32552	10.2	August 2, 2012	
14.1	Code of Business Conduct and Ethics	8-K	001-32552	14.1	December 5, 2006	
21.1	List of Subsidiaries					X
23.1	Consent of Independent Registered Public Accounting Firm–KPMG LLP					X
24	Power of Attorney, included on signature page hereto					X
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended					X
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended					X
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

101.INS XBRL Instance Document
101.SCH XBRL Taxonomy Extension Schema Document
101.CAL XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL Taxonomy Extension Definition Linkbase Document
101.LAB XBRL Taxonomy Extension Label Linkbase Document
101.PRE XBRL Taxonomy Extension Presentation Linkbase Document

* This exhibit (or portions thereof) has been filed separately with the Securities and Exchange Commission pursuant to an application for confidential treatment. The confidential portions of this exhibit have been omitted and are marked by an asterisk.

** Management contract, or compensatory plan or arrangement.

[This page intentionally left blank.]

Corporate and Stockholder Information

Board of Directors

Michael A. Depatie

Richard L. Federico

Andrew R. Heyer

Lesley H. Howe

Marvin Igelman

David A. Pace

Brian Swette

James D. White

Fritzi G. Woods

Officers

James D. White
Chairman of the Board of Directors, President and Chief Executive Officer of the Company and Jamba Juice Company

Karen L. Luey
Executive Vice President and Chief Financial Officer, Chief Administrative Officer and Secretary of the Company and Jamba Juice Company

Bruce Schroder
Executive Vice President, Chief Operating Officer of the Company and Jamba Juice Company

Steve Adkins
Senior Vice President, Supply Chain and Operations Support of Jamba Juice Company

Chris Beeson
Senior Vice President, Franchise Operations of Jamba Juice Company

Thibault de Chatellus
Senior Vice President, International of Jamba Juice Company

Richard Coats
Senior Vice President, Company Operations of Jamba Juice Company

Christy Consler
Senior Vice President, HR, Communications & Corporate Responsibility of Jamba Juice Company

Dale Goss
Senior Vice President and Chief Development Officer of Jamba Juice Company

Thomas Madsen
Senior Vice President and General Manager, JambaGo® of Jamba Juice Company

Susan H. Shields
Senior Vice President and Chief Innovation Officer of Jamba Juice Company

Julie S. Washington
Senior Vice President, Chief Brand Officer of Jamba Juice Company

Jamba, Inc.
6475 Christie Ave
Suite 150
Emeryville, CA 94608
Phone 510.596.0100
Fax 510.653.0643

Transfer Agent
Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004

Corporate Counsel
DLA Piper LLP (US)
2000 University Ave
East Palo Alto, CA 94303

Independent Registered Public Accounting Firm
KPMG LLP
55 Second Street, Suite 1400
San Francisco, CA 94105

SEC Form 10-K
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K (exclusive of exhibits) is available without charge upon written request to:

Investor Relations
Jamba, Inc.
c/o ICR, Inc.
825 Third Avenue
31st Floor
New York, NY 10022
646.277.1200

Notice of Annual Meeting
Jamba Juice Support Center
6475 Christie Avenue,
Suite 150
Emeryville, CA 94608
May 14, 2013
8:00 a.m. (PDT)

Common Shares
Common Shares of Jamba, Inc. are traded on NASDAQ under the symbol JMBA



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